

W. R. Berkley Corporation

2025 ANNUAL REPORT



Fireside Quiltmakers

CHARLES WYSOCKI

The Fabric *of* Berkley

2025 ANNUAL REPORT

W. R. Berkley Corporation

Table of Contents

2025
Financial *Highlights*

By transforming challenges into opportunities and bringing together talented people and capital, we feel confident that we will be able to continue to deliver outstanding value and long-term returns.

BY THE NUMBERS

COMBINED RATIO

Averaged 89.9% over the past 5 years.

90.7%

TOTAL REVENUES

Increase by 81.6% over the past 5 years.

$14.7B

BOOK VALUE PER SHARE

Grew 108.5% before dividends and share repurchases over the past 5 years.

$25.72

RETURN ON STOCKHOLDERS EQUITY

Averaged 20.4% over the past 5 years.

21.2%

Selected Financial Data

IN THOUSANDS, EXCEPT PER SHARE DATA

Years Ended December 31,	2021	2022	2023	2024	2025
Total Revenues	$9,455,486	$11,166,498	$12,142,938	$13,638,752	$14,707,856
Net Premiums Written	8,862,867	10,004,070	10,954,467	11,972,096	12,711,327
Net Investment Income	671,618	779,185	1,052,835	1,333,161	1,429,067
Net Investment Gains	90,632	202,397	47,042	117,708	132,220
Insurance Service Fees	93,857	110,544	106,485	108,935	118,511
Net Income to Common Stockholders	1,022,490	1,381,062	1,381,359	1,756,115	1,779,403

Net Income Per Common Share

Basic	$2.46	$3.33	$3.40	$4.39	$4.48
Diluted	2.44	3.29	3.37	4.36	4.45
Return on Equity	16.2%	20.8%	20.5%	23.6%	21.2%

At Year End

Total Assets	$32,086,414	$33,861,099	$37,202,015	$40,567,268	$44,071,071
Total Investments	22,171,814	22,859,646	25,279,504	27,889,406	30,687,430
Reserves for Losses & Loss Expenses	15,390,888	17,011,223	18,739,652	20,368,030	22,207,773
Common Stockholders' Equity	6,653,011	6,748,332	7,455,431	8,395,111	9,700,818
Common Shares Outstanding	397,757	396,819	384,817	380,066	377,156
Common Stockholders' Equity Per Share	16.73	17.01	19.37	22.09	25.72

Per share data and common shares outstanding have been adjusted for the 3-for-2 common stock splits effected on March 23, 2022 and July 10, 2024.

To *Our* Shareholders



W. ROBERT BERKLEY, JR.
President and Chief Executive Officer

WILLIAM R. BERKLEY
Executive Chairman

2025 was an outstanding year for our Company by almost every measure. Return on shareholders' equity exceeded 21%, making it the fourth consecutive year above 20%. During the year, we returned more than $970 million to shareholders, through $700 million in regular and special dividends and over $270 million in share repurchases. Over the past five years, our earnings per share have grown at a compound annual rate exceeding 16.5%.

These outcomes are fully aligned with the core objective that has guided our Company since its founding: optimizing long-term risk-adjusted returns. In the insurance business, pursuing the highest possible return without regard to risk is neither prudent nor sustainable. We rigorously assess the risks we assume before seeking to optimize returns, and this disciplined approach remains a key differentiator in our ability to create long-term value for shareholders.

We achieved these results and grew substantially faster than the rate of inflation, while simultaneously reducing the risk in our Company. We continued to strengthen our balance sheet, increasing the percentage of IBNR in our reserves and maintaining the short duration, high quality, and strong liquidity in our investment portfolio. We are running the business with less operating leverage and have reduced financial leverage to slightly over 22% of total capital, the lowest level in more than 25 years.

$1.2B

RECORD PRE-TAX
UNDERWRITING INCOME

$1.8B

RECORD NET INCOME

Investments
DOLLARS IN BILLIONS

2021	$22.2
2022	$22.9
2023	$25.3
2024	$27.9
2025	$30.7

We continue to manage the Company with a clear focus on the long-term interests of our shareholders. At the same time, long-term success requires that we also meet the needs of our customers, employees, distribution partners, and the communities we serve. Our management team takes these responsibilities seriously. Our 60 unique businesses each serve specific customer segments with products tailored to those particular markets. These products are delivered with appropriate policy forms, knowledgeable distribution, and responsive service from our employees.

Ultimately, insurance is a product in which value can only truly be measured at the moment coverage is needed. We therefore place great emphasis on prompt and appropriate claims service, delivering on the promise we make to our customers when they purchase a policy.

This is the foundation of a successful insurance company. We often say that our Company has two key ingredients - people and capital. Capital performance is measured by risk-adjusted returns. People are measured by customer satisfaction, the delivery of appropriate products and services, and business outcomes. We strive to be outstanding in both areas.

Our Company operates primarily in the United States, where more than 80% of our business is conducted, with the balance spread across Latin America, Canada, Europe and the UK, Australia, Asia, and other international markets. Around the world we apply the same philosophy, continually searching for market niches and specialized opportunities that offer the potential for attractive risk-adjusted returns. This disciplined global approach has, over time, led us to open new businesses and expand into new lines, allowing us to grow at a somewhat faster pace than we otherwise might.

This year was no exception.

We launched two new businesses in 2025. The first is Berkley Embedded, which offers insurance coverage as a companion to a product at its point of sale. For example, when a customer purchases a piece of jewelry, insurance coverage can be purchased at the same time at a tailored price. This approach relieves the customer of uncertainty while also allowing us to establish a direct relationship with the insured.

We also expanded our Excess & Surplus lines business by introducing a product suite that differs from our traditional offerings. Historically, our products have been comprehensive, deluxe level coverages.

> **We achieved these results and grew substantially faster than the rate of inflation, while simultaneously reducing the risk in our Company.**

Our new offering provides a more streamlined version of coverage, allowing customers to purchase narrower coverages to meet their requirements. As insurance costs continue to rise, we believe this offering will increasingly resonate with a growing segment of the market. Both of our new businesses reflect our ability to respond to changing economics, market conditions, and customer preferences.

The current operating environment remains highly challenging. In addition to a complex political landscape, we face inflation, uncertainty in interest rate forecasting, an unpredictable legal environment, and increased price competition. These pressures are not uniform across the insurance marketplace, causing certain lines to experience significant pricing pressure, while other lines remain more stable. When conditions become more competitive, we remain in the market with rates that appropriately reflect the risk, while differentiating our offerings through underwriting expertise, tailored coverage, and responsive service. Our responsibility is to manage the insurance cycle by emphasizing areas offering the most attractive opportunities and limiting exposure where competition is most intense.

Our decentralized model puts us in a unique position to capitalize on varied opportunities across insurance lines. We are not beholden to a centralized pricing strategy or decision-making process, allowing each business to respond to its specific market conditions. We do this daily through disciplined, risk-adjusted underwriting decisions. In this environment, we are pursuing growth more selectively as maintaining profitability requires constant vigilance.

Another important challenge we face is maintaining a highly-skilled workforce of knowledgeable professionals who are essential to sustaining our position as a leader in underwriting and service. To enhance the effectiveness and efficiency of our team, we are selectively investing in and deploying various technologies, including artificial intelligence. Our goal is to continue to build a workforce capable of leveraging these tools to enhance decision making, lower our expense ratio, accelerate growth, and better serve our customers through improved use of data.

Total *Revenues*

DOLLARS IN BILLIONS



$9.5 B

$11.2 B

$12.1 B

$13.6 B

$14.7 B

2021 | 2022 | 2023 | 2024 | 2025

The volume of data available to us today presents tremendous opportunity. By managing and analyzing this information more effectively, we can refine our underwriting strategies and make more informed decisions. Our Company is constantly seeking improved ways to use data, recognizing that the answers evolve rapidly and that agility and flexibility will determine the winners.

Our results have been outstanding, reflecting not only the past four or five years, but nearly 60 years of strong performance with below average volatility. In recognition of our long-term demonstrated capital strength and consistently strong financial performance, S&P Global Ratings raised the ratings on our core insurance subsidiaries to AA- from A+. These accomplishments are a testament to the dedication of our employees at every level of the organization, the support of our agents and brokers, and the guidance and counsel of our Board of Directors. As we approach our 60th year, it is remarkable to reflect on how an initial investment of $2,500 has grown into the enterprise we operate today.

On behalf of the entire Berkley team, thank you for your continued confidence and support. We remain optimistic for an even brighter future.

WILLIAM R. BERKLEY
Executive Chairman

W. ROBERT BERKLEY, JR.
President and Chief Executive Officer

Common Stockholders' Equity
DOLLARS IN BILLIONS

2021	$6.7
2022	$6.7
2023	$7.5
2024	$8.4
2025	$9.7

Reserves for Losses & Loss Expenses
DOLLARS IN BILLIONS

2021	$15.4
2022	$17.0
2023	$18.7
2024	$20.4
2025	$22.2



W. R. Berkley Corporation Performance vs. S&P 500®

CUMULATIVE TOTAL STOCK RETURN (INCLUDES DIVIDENDS)

Year	W. R. Berkley Corporation (1)	S&P 500 (2)	Difference (1)-(2)	Year	W. R. Berkley Corporation (1)	S&P 500 (2)	Difference (1)-(2)
1974	-43.2%	-26.4%	-16.8%	2000	14,621.0%	3,416.1%	11,204.9%
1975	-38.7%	1.0%	-39.7%	2001	16,845.9%	2,997.7%	13,848.3%
1976	0.5%	24.8%	-24.4%	2002	18,832.4%	2,313.1%	16,519.3%
1977	151.5%	15.6%	135.9%	2003	25,169.6%	3,005.6%	22,163.9%
1978	499.1%	23.0%	476.1%	2004	34,227.9%	3,344.2%	30,883.7%
1979	430.4%	45.4%	385.0%	2005	52,158.4%	3,512.9%	48,645.5%
1980	436.8%	92.3%	344.5%	2006	56,968.7%	4,083.8%	52,885.0%
1981	601.6%	82.7%	518.9%	2007	49,514.3%	4,313.9%	45,200.4%
1982	610.8%	121.8%	489.0%	2008	51,952.5%	2,680.7%	49,271.7%
1983	900.1%	171.5%	728.7%	2009	41,695.0%	3,417.6%	38,277.4%
1984	1,010.3%	188.0%	822.3%	2010	46,815.3%	3,948.8%	42,866.5%
1985	2,543.6%	279.0%	2,264.6%	2011	59,413.0%	4,033.8%	55,379.2%
1986	2,940.8%	349.5%	2,591.3%	2012	67,499.4%	4,695.2%	62,804.2%
1987	2,708.1%	372.5%	2,335.6%	2013	78,336.9%	6,248.9%	72,088.0%
1988	3,398.4%	450.9%	2,947.5%	2014	95,287.8%	7,118.1%	88,169.7%
1989	4,727.3%	625.5%	4,101.8%	2015	102,690.9%	7,217.7%	95,473.2%
1990	4,450.5%	603.0%	3,847.4%	2016	128,128.2%	8,095.8%	120,032.5%
1991	5,516.5%	817.4%	4,699.1%	2017	141,183.6%	9,884.9%	131,298.6%
1992	7,896.1%	887.2%	7,008.9%	2018	149,604.7%	9,447.6%	140,157.1%
1993	6,472.1%	986.9%	5,485.2%	2019	215,219.1%	12,454.1%	202,765.0%
1994	7,026.7%	1,001.0%	6,025.7%	2020	208,430.2%	14,764.1%	193,666.1%
1995	10,234.9%	1,415.0%	8,819.9%	2021	265,429.0%	19,030.8%	246,398.2%
1996	9,768.4%	1,763.4%	8,005.0%	2022	355,378.8%	15,566.2%	339,812.6%
1997	12,839.6%	2,385.8%	10,453.8%	2023	356,242.2%	19,692.7%	336,549.5%
1998	10,072.0%	3,096.8%	6,975.2%	2024	453,212.0%	24,644.8%	428,567.2%
1999	6,271.7%	3,768.1%	2,503.6%	2025	557,421.4%	29,069.2%	528,352.2%

Average Annual Gain 1973–2025	23.4%	13.0%	10.4%

Notes: W. R. Berkley Corporation's book value per share has been adjusted for stock dividends paid from 1975 to 1983. Stock dividends were 6% in each year from 1975 to 1978, 14% in 1979, and 7% in each year from 1980 to 1983. The Company has paid cash dividends each year since 1976, including special dividends paid in 2012, 2014, 2016–2019 and 2021–2025.

Cumulative Total Return

1973–2025

Dividends Compounded



W. R. Berkley Corporation

S&P 500®

557,421%

29,069%

- -

Cumulative Growth
in Book Value Per Share

WITH DIVIDENDS INCLUDED

Insurance companies are often measured by book value per share. We have grown book value per share with dividends included by an average of 16.7% since 1973.



W. R. Berkley Corporation

144,001%

The Fabric *of* Berkley

"

For generations, quilts have symbolized care, craft, and community. Berkley reflects that same spirit: our businesses combine diverse perspectives, deep expertise and skill, and shared purpose to form a unified whole.

This year's theme, "The Fabric of Berkley," is inspired by the timeless art of quilting, celebrating how individual pieces, each distinct in color, texture, and story, come together with intention to form something unique, enduring, and beautiful.

For generations, quilts have symbolized care, craft, and community. Berkley reflects that same spirit: our businesses combine diverse perspectives, deep expertise and skill, and shared purpose to form a unified whole. Each business is distinct, yet all are connected by common values and a commitment to excellence.

This year's report shows how our knowledge and collaboration strengthen Berkley. To bring the theme to life, each business created a custom "quilt block" reflecting its team, its culture, values, and what makes it special, and shared a story of how it delivered value for customers. Together, the blocks and stories create a visual and narrative tapestry that highlights the strength of our unity and the richness of our diversity.





"

By going above and beyond and centering on the human story, we delivered meaningful value: restored livelihood, renewed confidence, and a solution that proves tailored care outperforms one-size-fits-all.



Speed Meets Expertise in Construction Risk

BERKLEY CONSTRUCTION SOLUTIONS (BCS)

When a global tech leader broke ground on a $30BN data center, speed and precision were non-negotiable. Brokers needed excess liability coverage that could secure critical layers without slowing progress. Berkley Construction Solutions delivered. With decades of construction-only expertise, we quickly assessed the complex exposures and deployed significant capacity. We didn't just fill a gap; we fortified the foundation of a landmark build. For our broker navigating high-stakes projects, BCS is more than an insurance provider; we're a collaborator in building certainty when it matters most.

The broker summed up their experience, saying, "When time was tight and the stakes were sky-high, Berkley Construction Solutions didn't just respond, they solved the problem before it became one."



A New Team with a Common Focus

BERKLEY EDGE

We understand how stressful it can be when coverage is hard to secure, whether it's due to loss history, project type, location, or specialized areas of practice. That's why we move quickly to provide practical, competitive options that help insureds keep their businesses running while getting the protection they need. At Berkley Edge, we combine cutting-edge technology with deep underwriting expertise to create solutions that truly fit the needs of our wholesale distribution in challenging casualty and professional liability markets.

Founded in 2025, Berkley Edge is excited to officially begin writing business in 2026, bringing fresh energy and innovative solutions to the market.



Superior Claims Handling at Work

BERKLEY ASSET PROTECTION

When wildfires devastated California in early 2025, many of our insureds lost not only their homes, but entire collections that held deep personal and cultural value. In the face of overwhelming loss, they found peace of mind knowing their claims would be handled with speed, compassion, and care. That assurance and trust allowed them to focus on rebuilding their lives, knowing Berkley Asset Protection stood firmly behind them. As one of our customers put it, "I recently experienced devastating losses as a result of the California wildfires and Berkley Asset Protection was wonderful in helping me work through my claim. They were very responsive and resolved the claim in a timely manner. I am especially grateful for the compassion and understanding they extended, acknowledging that my items are not just 'things' but hold great sentimental value."

This moment reflects the heart of what we do: delivering on our promise, and providing meaningful protection when it matters most, showing up with empathy, expertise, and resolve for the communities we serve.



Delivering Tailored Solutions That Go Above and Beyond

BERKLEY INDUSTRIAL COMP

A heavy equipment operator lost his lower arm after a traumatic injury. Initial prosthetic fittings fell short, leaving him unable to meet the demands of his job. We listened and invested in individualized care, real-world simulation with heavy machinery, on-site adjustments, and custom attachments built around how he actually works. We handled the details so progress never stalled. The outcome was decisive; full-time return to heavy equipment operation, two prosthetics optimized for work and daily life, and costs significantly lower than prior estimates. By going above and beyond and centering on the human story, we delivered meaningful value: restored livelihood, renewed confidence, and provided a solution that proves tailored care outperforms one-size-fits-all.



Our Commitment, Woven Through Putting People First

BERKLEY CYBER RISK SOLUTIONS

At Berkley Cyber Risk Solutions, we listened closely to our customers and discovered a critical pain point: the personal toll on employees responding to cyber incidents. These professionals often face disrupted lives—cancelled travel, child and elder care challenges, heightened security concerns, and emotional strain. Recognizing this, our team combined innovation, collaboration, and a customer-first mindset to create a groundbreaking solution: the industry's first coverage that reimburses responders for these personal costs. By addressing both practical and emotional needs, we delivered meaningful value that goes beyond financial protection—it supports the well-being of those on the front lines. This initiative reflects our commitment to transforming cyber insurance into a truly human-centered experience.

Excellence That Earns Every Star

NAUTILUS INSURANCE GROUP

At Nautilus, we know claims often come during life's most stressful moments. That's why a recent 5-star Google review means so much. The claimant shared how our team provided clarity, compassion, and responsiveness throughout the process—turning uncertainty into confidence. They praised how quickly concerns were addressed and noted their experience with Nautilus far exceeded what they'd received from their personal insurer. Our insured echoed that appreciation, grateful for the coverage and advocacy delivered when it mattered most. Every claim is an opportunity to build trust and prove that exceptional service is our competitive advantage. At Nautilus, we deliver the difference.













Delivering on a Promise

BERKLEY RE AUSTRALIA

When devastating floods struck South East Queensland and New South Wales, our team at Berkley Re Australia worked seamlessly across claims and finance to support our client. Within days of receiving the first cash call, we coordinated approvals, mobilized local funds, and transferred over AUD 5.4 million, providing rapid relief for those affected. This prompt response not only fulfilled our promise to the client but also demonstrated the power of teamwork and trust. Our actions during this critical time reinforced our reputation for reliability and empathy, leaving a lasting impression on our client and their customers.

In true Aussie spirit of being there when it matters most, we delivered on our promise!

Guided Every Step of the Way

BERKLEY ENTERPRISE RISK SOLUTIONS (BERS)

Our policyholder faced a challenging moment when a valued employee was injured in a workplace accident. As soon as the claim was reported, our BERS claims team responded with urgency and empathy. One of our adjusters met with the injured worker in person, so that she felt supported and heard from the very start. We coordinated her medical care across multiple specialties, kept all parties informed, and advocated for the best possible outcomes—never losing sight of the human impact behind the claim. By anticipating needs and removing obstacles, we made the process as smooth and stress-free as possible for everyone involved. This experience reflects our commitment to proactive, white-glove service: we don't just process claims, we walk alongside our customers and their employees, delivering compassionate care and clarity when it matters most.





Providing Solutions, Instead of Fulfilling Orders

BERKLEY FINANCIAL SPECIALISTS

A Fortune 500 company and their insurance broker faced a challenge: securing a large limit of social engineering fraud coverage. No market was willing to assume such a significant exposure on a primary basis. Traditionally, carriers offered only small sub-limits, forcing buyers to piece together coverage from numerous markets—a time-consuming and inefficient process.

Instead of simply fulfilling the order, we thought differently. We introduced a quota-share (slice of the pie) approach to the marketplace rather than the conventional excess (layered cake) structure. This innovative strategy spread the risk in a way that appealed to carriers, expanded market appetite, and enabled larger limits with fewer participants. The result? A streamlined solution that delivered the desired coverage efficiently and creatively.

Ridiculously Fast. Amazingly Easy.

BERKLEYNET

When a major workers' compensation carrier suddenly withdrew from the market, thousands of policies were at risk. Our brokers needed solutions fast. The challenge was clear: replace coverage for hard-to-place accounts without disrupting their clients' businesses. Instead of standing by, we launched into action. Within weeks, we secured an additional writing company, developed new underwriting guidelines, and deployed boots on the ground to help brokers remarket this business. The result? A financially sound alternative that kept insureds protected and brokers confident. What started as an urgent response became a defining moment for us, proving that innovation and speed are not just promises - they are part of our DNA. Ridiculously Fast. Amazingly Easy.













Bespoke Business Solutions

BERKLEY PROFESSIONAL LIABILITY

A retailer with a distressed balance sheet but otherwise salvageable operations needed to bring on a Chief Restructuring Officer (CRO) to lead a reorganization of the company via Chapter 11 bankruptcy and save the business. The CRO insisted on their own dedicated directors and officers liability coverage before agreeing to engage. Incumbent as well as non-incumbent carriers, fearing potential litigation from equity holders, creditors, and regulators, refused to cover the CRO. With time of the essence as the company's cash quickly dwindled, we immediately reviewed the company's financials and arranged a conference call with the CRO and the company's CEO to assess the situation. Within hours, we were able to tailor coverage to give the CRO comfort and allow the company to proceed with the bankruptcy, ultimately emerging with a right-sized balance sheet, a healthier operational profile, and value preserved for equity holders, creditors, and employees alike.

Compassion in Action

KEY RISK

A dedicated educator was entering an exciting new chapter, transitioning from an elementary school role to a high school leadership position, when a sudden fall at work changed everything. The educator suffered a severe ankle fracture and foot injury, requiring surgery and months of recovery. The timing couldn't have been worse, and navigating a workers' compensation claim added to the stress.

The educator shared, "From my very first call with my Key Risk claims representative, I was met with professionalism, kindness, and support, turning a daunting process into a manageable journey."

For the educator, this representative wasn't just handling a claim, they were a lifeline, offering care during one of the most challenging times. The recovery was long, but the claim representative's dedication made all the difference, showcasing our commitment to exceeding expectations and creating meaningful value when it matters most.







"

We focus on building a strong relationship,
so the insurance buying process isn't
just transactional.

We're Different. It Matters.

CONTINENTAL WESTERN GROUP

For one industrial processing client, they need more than just an insurance policy. They need a comprehensive risk management ally who can help them control their long-term costs. Our team works throughout the year to provide education around market conditions, workers' compensation claims management strategies, and recommendations for the upcoming year's renewal. This collaboration between underwriting, risk services, client services, and claims aids them in building safety programs that are top-notch and coverage programs that are not just proper for today, but that serve them over the long-term. We focus on building a strong relationship, so the insurance buying process isn't just transactional. After this year's renewal review, they told us, "Your proactive approach and timely responses to our questions and concerns throughout the renewal conversation reassure us that we are valued team members - not just clients."

Digging Deeper to Find a Solution

BERKLEY FIRE & MARINE (BFM)

BFM's quilt illustrates a traditional barn raising pattern, symbolizing neighbors coming together to achieve a common purpose. In our business, we pride ourselves on coming together with our colleagues and distribution to create solutions. Recently, we received a submission that if taken only at face value would have been declined. Instead of walking away, we took a different approach. We met with the stakeholders in person and uncovered unique operations, safety measures, and controls that were not apparent on paper. We also worked with experts from the greater Berkley community to gain new risk specific insights. Through the collaborative efforts of our BFM community, a tailored policy was created to meet the needs of the client and us. Through a willingness to dig deeper, our distribution can feel confident knowing they are supported by extraordinary people committed to delivering exceptional results.



BE-Pack: Simplifying Broker Operations

BERKLEY SPAIN

BE-Pack marks a significant leap in delivering value to our brokers. By automating the creation of the complete document package—policy, receipt, certificate, and financial summary—at the moment of issuance, we've eliminated manual steps and reduced errors, providing faster and more reliable service.

This innovation simplifies brokers' daily operations, giving them immediate access to accurate, consistent documentation and enabling quicker responses to their clients. It reflects our commitment to digitalization and to making every interaction seamless and efficient.

BE-Pack was made possible through strong collaboration between our underwriting and IT teams, demonstrating that teamwork is the foundation of innovation. More than a process improvement, BE-Pack enhances the broker experience and strengthens our ability to deliver quality and speed in an increasingly demanding market.



Trusted by Brokers, Driven by Knowledge

BERKLEY INSURANCE AUSTRALIA (BIA)

A broker had an important large renewal due. Forty-eight hours prior to renewal a competitor pulled out leaving a 25% hole in the placement. Knowing that Berkley Insurance Australia is consistently recognized for fast turnaround times, prompt responses, and a collaborative approach to business, the broker called his local BIA underwriter asking desperately for our help. The BIA underwriter stopped what they were doing and instantly reviewed the submission, obtained the internal approval and confirmed our participation to the broker within 24 hours. The policy was placed and the broker was extremely appreciative that BIA's actions matched our promises for fast turnaround and prompt responses.





Serving Those Who Serve

BERKLEY HUMAN SERVICES

At Berkley Human Services, our mission—serving those who serve others—comes to life through meaningful action. We believe giving back is more than a commitment; it's a calling. Whether it's providing warmth to individuals during the harshest winter months, equipping underserved youth with essential school supplies, or packing food boxes for families facing hunger, we show up where help is needed most. Our team rolls up its sleeves to support local nonprofits, enhance community spaces, and even lend support to the organizations we insure as they grow. Every effort reflects our belief that when those who serve others thrive, entire communities flourish. Together, we create waves of hope that reach far beyond insurance policies— because supporting those who serve strengthens us all.

Delivering Value Beyond Expectations

BERKLEY TECHNOLOGY UNDERWRITERS (BTU)

When a technology client faced tight deadlines and complex coverage needs, BTU didn't just quote a policy—we collaborated to solve their challenge related to video game creation. Our team streamlined underwriting processes, leveraging Artificial Intelligence tools to cut turnaround time from days to hours. By aligning appetite with risk and introducing tailored coverage for emerging cyber threats, we transformed a stressful situation into a seamless experience. The client not only secured the protection they needed but gained confidence in BTU as a strategic ally. This wasn't just about insurance—it was about trust, speed, and innovation that made a real difference for their business.



The MEC Difference: Turning Catastrophe into Comeback

MIDWEST EMPLOYERS CASUALTY (MEC)

A young police officer sustained catastrophic injuries after being shot multiple times, including a traumatic brain injury and facial fractures. Demonstrating the MEC Difference, we quickly identified the need for specialized care and collaborated with a leading catastrophic case management team. Through People + Process + Technology = Results, we delivered world-class rehabilitation focused on physical and cognitive recovery, monitored progress, and adapted treatment plans as needed. Our involvement extended to securing a settlement that covered future medical expenses, enabling the officer to focus on healing and personal goals. The outcome was life-changing: he regained independence, completed law school, passed the bar, and launched a new career as an attorney. This case illustrates how MEC goes beyond claims management to provide comprehensive solutions that restore lives and create lasting impact.



Insurance with Ease: Not Just a Promise

BERKLEY MANAGEMENT PROTECTION

Navigating a complex claim can feel overwhelming, especially when the stakes are high and emotions run deep. For one midsized enterprise, a sudden legal dispute threatened not only finances but peace of mind. Through every late-night update and negotiation, our team made the process seamless, advocating for favorable outcomes and working to minimize our client's exposure. But what truly set us apart was the ease of support the client received: clear communication, empathy, and guidance that lifted the burden. At the conclusion of the claim, our insured shared heartfelt gratitude for the way we made a difficult journey manageable, stating, "I will never forget the way in which you made me feel like I was going to survive this." Insurance with ease isn't just a promise, it is the comfort of knowing you're supported, every step of the way, so you can focus on what matters most.







Growing Together

BERKLEY NORDIC

At Berkley Nordic, collaboration and bold thinking drive meaningful progress for our clients. A recent success is the renewal and expansion of a broker facility designed for small and medium-sized enterprises.

This enhanced solution, previously optional for brokers, will now become mandatory for the smallest segment—enabling significant growth and better service. Over the next two years, this initiative is expected to increase reach from 5,000 to 11,000 customers, reinforcing our commitment to supporting brokers and their clients.

This achievement reflects the strength of collaboration and teamwork. Underwriting, claims, and marketing worked seamlessly to deliver a solution that challenges the status quo and meets evolving client needs. Growing together means every contribution matters—and this success proves it.



A Cycle Of Service

BERKLEY NORTH PACIFIC

Our relationship with a Pacific Northwest regional convenience store and gas station chain stands as a benchmark for true collaboration—built on trust, responsiveness, and collaboration. Berkley North Pacific's claims team operates as a strategic ally, delivering exceptional service to customers and agencies alike. This account demonstrates how every layer—insured, agency, adjuster, individual store front risk manager, underwriter, and leadership—works in harmony to create a seamless experience. By fostering open communication and shared accountability, the collaboration provides for challenges to be addressed quickly, and solutions to be implemented effectively. The result is a win-win-win scenario where integrity and commitment drive success for all involved. Per John Roberts, producer at Marsh McLennan Agency, "This model works because all three sides of the triangle are equal—grounded in honest and candid conversations and guided by partners who act with integrity to always do what is right and best."











Tying the Knot with Relationships

BERKLEY CUSTOM INSURANCE

In a particularly difficult insurance market, our chief underwriting officer (CUO) provided lead casualty coverage to a risk manager of a Fortune 500 company. This began a strong business relationship that has developed through many years of finding meaningful insurance solutions to the client's risk challenges. Through multiple career changes, the same risk manager has always required his brokers to obtain a lead quote from our CUO. This long-standing relationship continues today, many years later. The knot design in the quilt symbolizes the core value of relationships. When we are underwriting our insureds' businesses, we work with our brokers to demonstrate to the account that we are in this for the long haul, not just another transaction. Our commitment in building client relationships symbolizes the art of tying strong bonds that endure the test of time and challenges.

Turning Compliance Challenges into Operational Excellence

BERKLEY MEXICO

A project designed for one of Mexico's largest airport operators addressed a critical regulatory compliance gap marked by operational disorder, expired policies, and insufficient insurance coverage—issues that threatened the continuity of the operation under Mexican aviation regulations. While other insurers declined due to a limited understanding of the risk, we developed a tailored liability insurance solution fully aligned with statutory requirements. A specialized technology platform was built to automate quoting, policy issuance, renewal management, and real-time reporting, supported by significant internal process transformation to meet demanding response times. The impact was notable: zero claims, coverage across 12 major airports in Mexico, service to more than 350 construction companies, and policy quotation and issuance completed in under four hours—providing operational continuity, regulatory compliance, and consistently high service standards.







Coming Together to Support Our Clients

BERKLEY RE ASIA

When two exceptionally strong typhoons struck our clients in Japan, many of our cedant partners were hit with an overwhelming surge of claims. They faced intense pressure to respond quickly, which can place a strain on the liquidity of the cedant.

At that time, Berkley Re Asia was already preparing for the claims that would follow. With all key functions located in Asia-Pacific, our claims, finance and investment teams worked closely to process payments within days once all information was in place. This timely support gave our clients the cash flow certainty they needed to maintain confidence while settling claims with their insureds.

Guided by empathy and purpose, we remain deeply saddened by the circumstances behind these claims. By bringing our diverse expertise together with efficiency, we enabled our partners to focus on supporting their insureds—reinforcing trust and demonstrating the meaningful value we provide when they need us most.



Removing the Roadblock

BERKLEY SPECIALTY EXCESS

A major client's acquisition was stalled for months because the purchase and sale agreement (PSA) required insurance terms that simply didn't exist in the pollution legal liability (PLL) market. The attorneys insisted on unattainable coverage, creating mounting frustration and jeopardizing a strategically important deal. Our team stepped in to break the impasse. We worked closely with the insured and the PSA attorneys, explaining the realities of the PLL marketplace and why certain demands were commercially unrealistic. Through collaborative discussions and careful negotiation, we aligned expectations and crafted a revised insurance provision that balanced market limitations with the client's risk management needs. With the new language in place, the transaction moved forward, the parties met the final PSA requirements, and the client successfully closed the deal—crediting our guidance and expertise for turning a potential deal-breaker into a successful outcome.



The Power of Berkley: Collaboration = Competitive Advantage

BERKLEY RE SOLUTIONS (BRS)

When a fast-growing commercial lines MGA needed multiple turnkey reinsured products, the challenge was clear: deliver comprehensive coverages quickly, seamlessly and with one reinsurer.

Our team had already created Cyber and Workplace Violence solutions, but a real turning point was the customers' need for employment practices liability insurance (EPLI). Berkley Re Solutions did not have this solution in-house. By collaborating with Berkley Management Protection (BMP), we were able to develop an EPLI reinsured turnkey product that fit our customers' unique requirements - all on an accelerated timeline.

The BRS/BMP collaboration gave our client all three solutions with one provider. We delivered on the Power of Berkley— working together to provide speed, flexibility, and value that set us apart.



Engaged Expertise. Better Outcomes. It's in our DNA.

BERKLEY LIFE SCIENCES

A leading European consumer health company needed to transition from local insurance placements to a coordinated global program to support rapid international growth. Contingent business interruption (CBI) coverage was a critical element of this strategy. Other insurers offered CBI coverage based on a significant limit request which resulted in a hefty premium. Berkley Life Sciences took a different path. Our underwriting and risk management experts worked closely with the broker and the client to discuss at length how CBI coverage works and assess the company's real exposure. After contemplating spread of risk and contractual controls, all parties were comfortable with significantly lower CBI limits that aligned with the company's risk profile at a much lower premium. This collaborative, data-driven approach delivered clarity, eliminated unnecessary costs, and made the global program robust and efficient, empowering the company to pursue its growth objectives with confidence.



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By combining rapid crisis response with precise financial analysis, our policy delivered more than coverage—it delivered confidence, minimized disruption, and reduced overall loss.



Closer Coverage Commitment

ACADIA INSURANCE

When a major claim interrupted a customer's business, our team sprang into action. Local claims professionals responded quickly to guide the client through every step, minimizing downtime and stress. The customer praised our "immediate follow-up" and "excellent communication," noting that our personalized approach set us apart from competitors. By integrating underwriting, claims, and loss control expertise, we deliver solutions tailored to our customer's unique needs. By working closely with both the customer and their agent, we deliver actionable insights and ongoing support. The result: improved safety, reduced claims, and a lasting relationship built on trust and value.



From Crisis to Confidence: Our Policy in Action

BERKLEY PRODUCT PROTECTION

When a leading food manufacturer discovered bacterial contamination, every minute counted. Our crisis consultants were on-site within hours, working alongside the insured's team to identify the root cause—a compromised cleaning protocol in a critical production line. Leveraging their expertise, they implemented immediate containment measures and guided a full remediation plan, providing regulatory compliance and restoring operations quickly.

Meanwhile, our forensic accountants collaborated with the insured to quantify the true financial impact. They meticulously analyzed lost production, extra expenses, and contractual penalties, providing a clear and defensible loss calculation. This allowed the insured to focus on recovery while we handled the complexity.

By combining rapid crisis response with precise financial analysis, our policy delivered more than coverage—it delivered confidence, minimized disruption, and reduced overall loss.



Woven in Purpose: The BAM Tapestry

BERKLEY ALLIANCE MANAGERS (BAM)

Across BAM, we put customers first because trust and collaboration are the threads that stitch us together. Recently, a long-standing client renewed their coverage with us despite receiving a quote for 20% lower elsewhere. Why? Because they sought more than a policy – they trusted the depth, breadth, and value of our resources. Through our expert underwriters, risk management specialists, and claims professionals, we delivered tailored solutions and communicated with professionalism, patience, and logic. This expertise gave our client confidence in our commitment to protect their reputation and future, reinforcing the strength of our relationships with both the client and the broker. Like a quilt, this story demonstrates how our work weaves care, craft, and community. Each stitch represents trust, integrity, and shared purpose, adding strength and beauty to The Fabric of Berkley.



The Power of Collaboration

ADMIRAL INSURANCE GROUP

When quoting a roofing risk for one of our brokers, we learned the agent was considering a lower-priced option from a competing binding market. While the premium was attractive, the coverage included significant exclusions that could expose the insured (and the agent) to substantial risk. Recognizing this, our underwriter proactively contacted the broker to walk through the potential severity of losses and the implications of those exclusions. They highlighted how inadequate coverage could leave the insured facing significant out-of-pocket costs and create an E&O exposure if a claim arose. By reframing the decision around the insured's long-term protection rather than short-term savings, we helped the broker and agent reassess their approach. Ultimately, they chose Admiral's broader coverage, providing stronger protection and peace of mind, even at a higher price.



At Preferred, You Matter.

PREFERRED EMPLOYERS INSURANCE

When a small business owner called us after an employee suffered a traumatic brain injury at work, our team knew this was more than a claim. It was a moment that mattered. The worker was in a coma, and time was critical. Within hours, we coordinated treatment, arranged a life flight to one of the nation's top brain treatment centers, and flew his wife to be by his side.

Every step was handled with urgency, clarity, and compassion. We kept both owner and broker informed and even enabled the owner to resume operations while we focused on keeping their employee alive.

The outcome? A life saved, a family together, a business stable, and a broker grateful for choosing Preferred. We don't just handle claims at Preferred. We deliver the gold standard of care because at Preferred, you matter.



A Decade of Protecting Global Trade

BERKLEY INSURANCE ASIA

Ten years ago, we opened our first ocean marine cargo department in Singapore with two underwriters and a bold vision: become the trusted provider for businesses navigating Asia's dynamic and complex maritime landscape.

Today, that vision is a reality. We have grown into a meaningful presence with touchpoints across Asia, protecting operations in 20 territories and safeguarding billions of dollars in trade every year. What sets us apart is not just underwriting, but also our ability to understand the landscape and our clients' world. From assessing diverse ports and trade routes to visiting plantations and mills, we combine local insight with global expertise to craft solutions that truly fit. Our claims team works hand in hand with clients, providing swift and fair resolutions when challenges arise.

As trade routes evolve, we continue to secure what matters most: the flow of goods that powers economies and connects communities worldwide.











Protection Made Simple

INTREPID DIRECT

We recently heard from a multi-location business owner who shared how our approach changed everything for their team. For them, insurance wasn't just a line item — it was a responsibility to protect hundreds of employees and guests. What stood out most was the simplicity and speed of our claims process. With one call, incidents are reported in real time, video is captured, and care instructions are given immediately. No layers of agents, no confusion — just clarity when it matters most. They told us this gave them peace of mind and allowed them to focus on running their business, not chasing paperwork. Choosing us wasn't about being the cheapest; it was about trust, safety, and confidence. That's what we strive for every day — Making Life Better for Business.

Turning Risk into Resilience

BERKLEY SELECT

When a high-net-worth client's heirs sued our insured attorney for a trust omission resulting in $1.2M in estate taxes, Berkley Select stepped in with confidence. Plaintiffs alleged negligent drafting and failure to advise on tax implications. However, our AttorneyShield professional liability coverage provided immediate access to expert defense counsel and a renowned estate-planning specialist. Our claims team attorneys verified the insured followed documented client instructions and dismissed an inflated settlement. The two-week jury trial concluded in favor of the insured, preserving the insured's reputation. This case exemplifies Berkley Select's promise of comprehensive coverage, claims handling expertise, and unwavering commitment to the legal professionals we proudly insure.





Promise Delivered: Expertise Meets Action

BERKLEY LUXURY GROUP

For more than three decades, Berkley Luxury Group has set the standard in bespoke insurance solutions, expertly serving the premium real estate and hospitality markets. Our deep expertise allows us to anticipate and address the unique needs of our clients with precision and care.

A recent incident at one of our insured restaurant properties exemplifies our commitment. When a devastating fire caused significant disruption, our team responded with urgency and compassion. Within hours, our adjuster was on-site to assess the damage and guide the insured through the recovery process. Recognizing the critical importance of a decisive response, we issued an advance payment just one day after the fire, empowering the business to begin rebuilding and move toward reopening without delay. Our swift action was praised by the broker and customer, and it highlights the value of our promise: to be there for our customers when it matters most.





Threads of Protection and Collaboration

BERKLEY HEALTHCARE

At Berkley Healthcare, our claims professionals deliver deep expertise and collaborative strategies to help healthcare organizations navigate complex liability challenges with confidence.

Together with trusted resources, we recently shared advanced content with industry professionals, building on foundational concepts introduced in prior programs. This initiative focused on next-level damages defense strategies for complex litigation, including research on the impact of utilizing these strategies in a contested liability case with catastrophic damages. Attendees learned how to address aggravating factors, optimize witness presentations, and personalize institutional themes to resonate visually with jurors, mediators, and other key stakeholders.

The feedback was exceptional: "I walked away with tangible takeaways that will help achieve better results for clients. The curriculum was clear, focused, and very practical. The program was beyond impressive."

Our commitment goes beyond coverage. We are weaving together knowledge, collaboration, and innovation, threads that create a fabric of protection and collaboration.









Driving Healthcare Savings Through Collaboration and Risk Management

BERKLEY ACCIDENT AND HEALTH

In 2025, we helped more group captive customers control healthcare costs than ever, delivering over $20 million in cumulative surplus returns. This achievement reflects our commitment to proactive risk management and close collaboration with employers navigating today's complex healthcare system.

One example: An employer in North Carolina faced soaring costs when an employee required a CAR-T cell therapy for multiple myeloma. Our clinical team acted quickly – researching treatment logistics, analyzing payment options, and securing the optimal contract at the patient's preferred facility. The outcome: $1.1 million in savings — more than 50% off the original bill — while securing life-saving care.

By engaging with customers and promoting smart health risk strategies, we create meaningful value and strengthen our group captive programs, while delivering measurable impact for employers and their employees.

Going Beyond Limits

BERKLEY RISK

When a member city of our client pool faced a devastating watermain break, dozens of homes were flooded with sewage, destroying essentials and treasured belongings and Berkley Risk adjusters stepped in. They immediately collaborated with city leaders, going door to door to guide residents through the complex claims process with clarity, compassion, and reassurance. Just weeks later, the same section of pipe burst again, compounding the hardship. Determined to help residents recover, the city pledged additional relief beyond the pool's coverage limits — but lacked the staff and expertise to administer these funds. The pool again turned to Berkley Risk. Our Minnesota team quickly designed and implemented a supplemental claims program, providing families the help they desperately needed. By stepping in when it mattered most, Berkley Risk delivered meaningful value — strengthening trust and relationships in the face of crisis.





Data-Driven Player Care

BERKLEY ENTERTAINMENT

Professional sports teams face annual rising insurance costs to provide state-of-the-art healthcare procedures to maintain the health of their players and expedite their return to the field. Our team developed dynamic technology dashboards that provide teams with detailed analyses and real-time updates on injuries and related care. These dashboards enable clients to better understand cost drivers and expenditure trends. Beyond presenting information, the dashboards facilitate collaboration, enhance decision-making, and support efficient strategic planning. By transforming complex data into actionable insights, we deliver measurable value and demonstrate that innovation extends beyond technology — it is about making every conversation have impact.



Seamless Solutions, Trusted Expertise

BERKLEY EMBEDDED SOLUTIONS

We're building something new — insurance that feels effortless and delivers confidence without complexity. As one of Berkley's newest businesses, our mission is clear: make protection simple, seamless, and available where customers need it most. We pair Berkley's trusted underwriting expertise with modern technology and data to design digital-first insurance experiences that fit life's moments.

Here's what it looks like in action. With Lavalier, our jewelry insurance solution, we turn data into insights that power a seamless and highly personalized experience. Customers can secure coverage instantly, right at the point of purchase through an intuitive, embedded journey – this means peace of mind built in from the very start.

Our story is still unfolding, but our commitment is strong: innovate boldly, collaborate deeply, and weave insurance into life's moments.











Claims Excellence in Action

BERKLEY SPECIALTY LONDON

Our claims team recently assisted a lawyer facing a professional negligence claim involving a vulnerable client. With sensitivity to the complexities, we worked closely with the Insured to defend the claim effectively while securing a fair outcome for all parties. Through detailed investigation and collaboration with legal counsel, we resolved the claim swiftly, minimizing delays and mitigating legal risks. Our proactive approach emphasised protecting the Insured's professional reputation, while addressing the claimant's concerns with care.

The resolution included a timely payment to the claimant, avoiding prolonged disputes and excessive costs. This case highlights our dedication to delivering efficient, empathetic, and precise claims management to the legal and professional services sector. Our expertise turned a challenging case into a positive result for all involved, reinforcing our commitment to excellence.

Launch of New Program

BERKLEY PROGRAM SPECIALISTS (BPS)

When Berkley Program Specialists received the order for a new Community Associations Program, our clients' priority was to launch the package.

Onboarding this new program in a short timeframe required a tremendous team effort, with the BPS underwriting, actuarial, claims, finance, and IT teams collaborating closely. We also worked with Berkley's Enterprise Product Support Services team to file numerous forms and with Berkley Technology Services to provide key technology support.

Once the package was launched, the above teams engaged again to implement the companion crime and directors & officers liability lines on a countrywide basis — an even greater effort.

We're proud of how our teams came together to successfully deliver for our new Program Administrator.





Stronger Together: Speed, Consistency, Comprehensiveness

BERKLEY MID-ATLANTIC INSURANCE GROUP

Collaborating with a brand-new agent, we delivered a comprehensive solution for a leading mechanical contractor, an account of significant size, at lightning pace. Our underwriting team quickly assessed complex needs, leadership provided steady direction, and risk control reinforced our unwavering commitment to safety. Corporate underwriting structured the program seamlessly, while claims professionals upheld service excellence without missing a beat.

The result? A competitive premium paired with a robust risk management strategy that exceeded expectations and solidified trust. This achievement showcases how Berkley Mid-Atlantic transforms responsiveness into results: speed in execution, consistency in delivery, and comprehensive action across every function. For a new agent, it was a breakthrough. For our client, it was proof that Berkley Mid-Atlantic is the provider of choice when performance matters most.



We Acted as True Collaborators

BERKLEY INTERNATIONAL SEGUROS SA URUGUAY

A regional logistics client operating across the Americas previously managed cargo insurance separately in each country, resulting in inconsistent coverage, varying terms, and operational challenges during loss events. Berkley Uruguay developed a single floating cargo policy encompassing the client's entire operation, unifying conditions and tailoring clauses to the scale and complexity of the business. This centralized structure standardized risk management and strengthened coverage oversight across all regions, supported by close collaboration with our claims advisors and legal teams. Berkley Uruguay also delivered a key technological enhancement by integrating the client's internal system with our online certificate issuance platform. This enabled the automated generation of approximately 4,000 certificates per month, transforming insurance into an efficient, scalable operational tool and deepening the client's long-term relationship with Berkley Uruguay across all business units.



Berkley Re At 50: Proud Past, Focused Future!

BERKLEY RE AMERICA

For fifty years, Berkley Re has collaborated with customers, continually adapting and innovating to meet evolving needs. A defining milestone was the 2015 merger of our facultative and treaty operations, which created a seamless experience by uniting specialized expertise under one name. This integration meant that whether customers faced unique risks or sought comprehensive coverage, they could rely on a single, unified team committed to listening, collaborating, and delivering the best solutions. Building on this foundation, 2017 saw the launch of Berkley Re's global branding, expanding our reach and reinforcing our commitment to excellence worldwide. As Berkley Re celebrates five decades of service, the spirit of innovation, unity, and customer focus that shaped these pivotal years continues to guide us, helping our clients thrive in a dynamic world.



Proactive & Responsive Service

BERKLEY SOUTHEAST

After working closely with an insurance agent to tailor coverage for one of his client's business operations, his dedicated underwriter learned of a fire in the insured's town close to the business late one evening. Because Berkley Southeast's underwriter was local and a member of that community, we were able to alert the insurance agent and our claims team of the proximate fire early the next morning so they could check on our mutual customer. Fortunately, the business was unharmed, the insurance agent did not need to intervene, and no claims resulted. But the event demonstrated the true value we bring; responsive underwriting and claims service. By combining local awareness with swift communication, we reassure clients that we're watching out for them. Even when nothing goes wrong, they know they have an insurance provider rooted in their community, invested in their business and ready when it matters most. If needed, Berkley Southeast was ready to assist by being the "Back In Business" insurance provider.





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By combining local awareness with swift
communication, we reassure clients that
we're watching out for them.

Connected to the Customer

BERKLEY RE UK

A leading European reinsurance client was confronted with substantial, unprecedented loss activity within their property portfolio, presenting unique challenges to their business operations. In response, our expert team delivered customized, in-person training to their underwriting professionals, focusing on key areas such as pricing optimization, portfolio structure, and coverage enhancement. Through close collaboration, we encouraged the client to adopt a fresh perspective toward their underwriting strategy, fostering innovative thinking and more robust risk management practices. Together, we systematically reunderwrote the highest-exposure segments of their property portfolio to minimize loss frequency and drive notable improvements in their overall loss ratio. To further reinforce this initiative, we provided significant lead reinsurance capacity, subsequently extending across their wider business. The training program is now an integral component of our ongoing service offering, repeated regularly, as our long-term relationship with the client continues to evolve and deliver sustained value.



15 Years of Specialty Excellence

BERKLEY GERMANY

Celebrating 15 years in Germany marks a milestone in our journey from offering a loose group of business lines to a focused specialty insurer. Like the central square in our quilt block, we have strengthened our core - financial lines, liability, professional lines and cyber - while carefully adding new specialty areas such as life sciences, affinity, and technology.

At the same time, we've streamlined non-core activities to stay true to our strategy. This design reflects our evolution: a strong center supported by expanding focus areas, all working together to deliver superior service and expertise.

Our recent celebration with business counterparts honored these achievements and the relationships that make them possible. As we continue to grow, our commitment remains clear: combining underwriting and claims excellence with innovation to shape the future of specialty insurance in Germany.











Collaboration Beyond The Policy

BERKLEY ENVIRONMENTAL

Relationships are at the core of how we work because meaningful results only happen when we understand a customer's business - its goals, pressures, and opportunities. When we stay close and stay curious, we can anticipate needs, offer practical guidance, and deliver support that creates real value. Collaboration isn't a concept for us; it's the way we operate.

A long-time client's journey reflects this approach. As their business grew more complex, our collaboration deepened through regular claims reviews and open communication. When an employee suffered a severe injury, our claims examiner worked to see that the best care was delivered. The resulting claims costs also created challenges for the customer and threatened their ability to compete for certain contracts. Working closely with the customer and their agent, we developed a strategy to minimize the impact.

This experience highlights our commitment to elevating performance and building a proactive safety culture - demonstrating how collaboration drives success.



BOUM Provides a Solution to Maritime Pilots

BERKLEY OFFSHORE UNDERWRITING MANAGERS (BOUM)

Berkley Offshore's marine division has been providing professional liability coverage to maritime pilot associations for over ten years and is now a leader in this niche coverage. Maritime pilots direct vessels into and out of harbors, straits, rivers and bays, utilizing specialized knowledge of local weather, tides and currents as well as the handling characteristics of the wide variety of ships. Now available with BOUM's professional liability product is a business interruption coverage which responds if a waterway is not navigable due to a covered cause of loss. While not a loss to BOUM, the Baltimore bridge disaster illustrated the potential for business interruption losses in the wake of a major maritime incident, and pilot associations are particularly vulnerable as their revenue is generated by ship movements into and out of ports. Berkley Offshore recognized a need for business interruption coverage for pilot associations and, over the course of several months, developed and successfully launched a business interruption product for pilot associations to fill this gap for our insureds.



With You Down the Road...

CAROLINA CASUALTY

"For over sixty years, Carolina Casualty has been instrumental in the success and stability of our agency. Their steadfast partnership, beginning with my father's appointment in 1962, provided us with the confidence to navigate both favorable and challenging market cycles. Carolina Casualty's support enabled us to participate in exclusive programs, write significant volumes of business, and maintain strong underwriting results. Even as market conditions changed and opportunities fluctuated, their loyalty never wavered. This enduring relationship has allowed us to honor our founder's legacy while building a resilient business for future generations. Carolina Casualty's commitment to our agency has created lasting value, not only in financial results but also in the trust and collaboration we have shared. We are deeply grateful for this partnership and look forward to continuing our journey together for many years to come." — Gary Schuberg, Vice President of Underwriting at Glen A. Schuberg, Inc.



Engineering Risks, Solutions That Build Relationships

BERKLEY BRASIL SEGUROS

Behind major construction projects lie challenges few ever see — complex contracts, technical clauses, strict requirements, and tight deadlines. Recently, we supported a sensitive engineering and construction liability case where Berkley Brasil Seguros served not just as an insurer, but as a strategic ally. Through thorough technical analysis, tailored clause adjustments, and rigorous document review, our team acted quickly and precisely to keep the project on track. Our diligence, adaptability, and expertise turned a demanding process into a successful outcome, securing a critical project with confidence and trust. The impact was immediate: the client and broker expressed their appreciation with enthusiastic feedback, even sharing praise publicly on Instagram. This experience reflects Berkley Brasil's essence — excellence, innovation, and a steadfast commitment to clients and brokers. We don't just manage risks; we build strong relationships and deliver solutions that truly matter.











Strategic Support

BERKLEY COLOMBIA

Since its inception, the business has maintained a specialized support system for bonded clients facing requirements from entities whose misinterpretations could jeopardize compliance. This expertise proved essential when a food and beverage client operating across several Latin American countries received a fiscal control request seeking to impose a three-million-dollar sanction. With the advisory and legal support of Berkley Colombia, it was demonstrated that the sanction did not apply, leading the authority to release the client from the obligation. This outcome protected the client's financial stability and set an industry precedent that has since been referenced by other companies. The case underscores the added value of our approach and reaffirms our commitment to supporting each client and policyholder with clarity, rigor, and strategic guidance.

An Opportunity for Empathy

BERKLEY ONE

When a client's son was involved in a high-speed collision with a deer, the family was grateful he walked away unharmed—but braced for the stress of filing a claim. Expecting an impersonal, system-generated response, the client instead experienced something very different. Berkley One turned a difficult moment into one of care and reassurance. From the first call, our adjuster engaged fully, anticipating needs and guiding every step with empathy—making the client feel like his claim truly mattered. As he shared, "This time around the system came to me with a very unexpected embrace that made me feel that this was the most important claim that was ever processed."

At Berkley One, our singular focus is on making every client feel like one of one. Whether it's protecting the property they love or helping them through an auto accident, we think ahead and make people feel at home—delivering confidence and care when life takes an unexpected turn.





Keeping Dealers Moving

VERUS SPECIALTY INSURANCE

When a family-owned used auto dealer faced a last-minute renewal, their incumbent carrier exited the class after a surge in catalytic converter thefts and test-drive losses. The broker turned to Verus with less than a week before expiration. Our garage underwriting and claims teams quickly assessed the operation, reviewed loss drivers, and worked with the dealer to tighten controls around vehicle storage, keys, and test-drive procedures. Rather than offering a generic solution, we structured tailored garage coverage that balanced protection with disciplined terms and deductibles. Within days, we bound coverage and avoided a lapse that would have shut down sales and financing. The dealer kept their doors open, the broker preserved a critical client, and Verus demonstrated the value we bring to the garage space: practical expertise, responsive service, and solutions that keep businesses running.

From Innovation to Market

BERKLEY OIL & GAS

At Berkley Oil & Gas, we continuously seek ways to differentiate our approach and deliver exceptional value. One initiative born from this commitment is our Risk Control Workshops, designed to help clients and prospects navigate complex industry exposures. These workshops strengthen relationships with existing customers while showcasing our expertise to potential clients. Recently, two prospective clients attended a session, engaged with our team, and subsequently chose Berkley Oil & Gas for their coverage. Their decision was driven by our ability to provide tailored solutions rather than generic programs, recognizing that insurance is never one-size-fits-all. These engagements have evolved into long-term relationships, reinforcing our position as a trusted advisor and demonstrating that Berkley Oil & Gas stands for expertise delivered with care and precision.













Tailored Protection for Swiss Businesses

BERKLEY SWITZERLAND

Since joining Berkley Europe in 2023, our Swiss team has focused on one clear mission: delivering insurance solutions that truly protect and empower local businesses.

Understanding the unique challenges faced by small and mid-sized companies, we introduced comprehensive, tailor-made coverage in key areas such as general liability, financial loss liability, directors & officers, and cyber. These solutions go beyond standard protection—they help businesses safeguard their operations, maintain continuity, and navigate an increasingly complex risk landscape.

This way of doing business reflects our commitment to listening, adapting, and creating value for our clients. By combining global expertise with local insight, Berkley Switzerland is building strong relationships and setting a new standard for specialized insurance in the market.

One More Business Saved

GEMINI TRANSPORTATION UNDERWRITERS

We recently handled a significant claim for one of our customers where the damages were expected to far exceed their liability limits. The customer was understandably terrified that the outcome could force them into bankruptcy and cost them their family business. On the advice of their attorney, they asked us to immediately tender our limits so they could negotiate a settlement using their own assets.

Instead, we met with the customer and their counsel to explain that we wanted to continue fighting for them. We committed to negotiating in good faith and working the claim strategically until our policy was fully exhausted. We knew this approach would require more time and resources, but it also had the potential to save them millions.

Our strategy worked. While the customer ultimately contributed to the settlement, they preserved their business and avoided the devastating outcome they feared.







They Delivered When It Mattered Most

BERKLEY AGRIBUSINESS

When a new agency began to engage a prospective insured, we collaborated with them to build trust through joint visits to uncover key needs and assess possible risks at their locations—earning their confidence and securing the account. During peak season, we worked across departments and onsite with the customer to identify improvement opportunities and deliver a competitive quote—winning a major cooperative client that became our second largest account and reinforcing our focus on transparency and collaboration. Our team creates meaningful value for customers by working together and leveraging our deep expertise in the industry we serve.

Similarly, when an agent faced an insured's non-renewal, our risk services leader conducted a site inspection to confirm the cited exposure no longer existed—simply because we took the time to inspect the location when the current carrier wouldn't. These wins show how collaboration and expertise allow us to solve problems, strengthen relationships, and deliver tailored solutions that drive customer success.



When Feedback Sparks Innovation

BERKLEY SOUTHWEST

At Berkley Southwest, our light-bulb quilt block reflects the power of innovation grounded in listening. The design represents how we gather insights from our agencies and transform them into meaningful solutions, most notably our Agency Proposal, created to save agencies time and simplify how they present coverage to their clients. This effort began with active listening, understanding where friction existed, and collaborating across teams to design a tool that delivers real value. Each color and shape symbolizes the collective creativity that drives our culture forward. Innovation for us is practical, purposeful, and rooted in serving others. As part of Berkley, we contribute ideas that strengthen relationships, enhance responsiveness, and illuminate new possibilities. Our light shines because we build it together, with our employees, with our distribution, and for those who rely on us every day.



Going the Extra Mile

BERKLEY ASPIRE

We'd held an account for four years, but two years ago renewal season truly tested our commitment. A competing carrier was pressing hard, and the agent needed clarity on coverage differences to stand firm. Our renewal underwriter understood how critical this moment was. Even though he had the day off for a dentist appointment, he made sure to stay available.

Midway through the appointment, the agent called with an urgent question. Without hesitation, the underwriter asked the dentist to pause, stepped out, and took the call. He walked the agent through every detail, so they could confidently meet with the insured. That night, we bound the account. The agent recognized the effort and collaboration—and the following year, they didn't even shop the account. They knew we'd go the extra mile for them.



Illuminating Certainty in Uncertain Times

VELA INSURANCE

Our top talent excels by working closely with wholesale brokers, earning their confidence while clients place their trust in Vela's expertise. Many of our clients face hard-to-place risks, including a recent U.S. manufacturer dealing with significant exposures and substantial losses. Our underwriting team conducted a thorough evaluation of their challenges, claims history, controls, and operations. We recognized their pride in ownership, longstanding operational discipline, and commitment to addressing their issues. With these insights, we crafted a creative, competitive solution that exceeded expectations and supported the client's business rebuild. The result was renewed trust and a stronger relationship. This is One Vela: underwriting strength, purposeful partnership, and a vision that delivers certainty in uncertain times.



Honoring Commitments Always Pays Off

BERKLEY ARGENTINA

In a claim involving a fire that destroyed 800 motorcycles, Berkley Argentina responded exactly as we believe an insurance provider should, by promptly investigating, adjusting, and paying the claim. Unfortunately, another company involved in the loss chose a different path and denied coverage. Years later, after our insured prevailed in the lawsuit, we were surprised and genuinely moved to see a full-page advertisement in a major newspaper. In it, the insured publicly praised Berkley Argentina's handling of the claim. We still proudly keep that advertisement today.

Collaboration that Builds Strength

BERKLEY SMALL BUSINESS SOLUTIONS (BSB)

We found ourselves in a situation where a relationship was performing below expectations. During our introductory call in June, our broker worried we were ending the relationship. Instead, we saw an opportunity to turn things around through openness and shared purpose. By inviting him to a leadership conference and a football game, we sparked honest dialogue and genuine connection. With open communication and a commitment to service, our collaboration transformed. Monthly activity doubled, and together we far surpassed our initial goals for new business growth. For the holidays, BSB sent him a toy truck for his son, and he shared a heartfelt photo, saying, "BSB made this holiday one of the best ever—thanks for being a great partner." This experience proves that when we invest in collaboration and lead with openness and strength, we unlock the extraordinary.





Trusted Collaboration in Action: Minimizing Impact, Maximizing Confidence

BERKLEY PUBLIC ENTITY

A large municipal client faced a complex liability claim that threatened to strain its budget and disrupt essential public services. Beyond insurance coverage, the situation required strategic guidance and rapid problem solving. Our team stepped in immediately and worked with the client to implement a proactive resolution strategy. What truly stood out was the collaborative approach. Our team of experts worked closely with the broker and insured, building trust throughout the process. The claim was resolved efficiently, minimizing financial impact and preserving critical public services. For the client, this wasn't just about insurance. It was about having an ally who understood their mission and delivered value beyond expectation.



"

For the client, this wasn't just about insurance. It was about having an ally who understood their mission and delivered value beyond expectation.



Together, We Achieve More

BERKLEY SURETY

When a long-time customer was selected for a major project that would significantly expand their backlog, Berkley Surety responded with innovative approaches that drove success and created lasting value. Our team invested time to deeply understand the customer's execution strategy, runoff plans, and long-term vision.

Throughout 2025, we collaborated closely with the customer and agent to craft a customized plan through a rigorous, tailored underwriting process designed to manage expectations and minimize risk for all stakeholders. We established clear goals for profit retention and balance sheet growth, while the customer committed to regular status updates, expanded indemnity provisions, and an infusion of capital.

This collaborative, forward-thinking approach was highly valued by both the agent and customer, as it provided an evolving solution to support strategic growth and bond needs. Today, the customer is outperforming revenue and net income projections, and projects are progressing nicely, underscoring the power of collaboration, expertise, and innovation in driving sustainable success.



Delivering When it Matters

BERKLEY CANADA

Our insured was a medical-device innovator, driven by the belief that their product would change lives and for many it did. A recall triggered three lawsuits in complex jurisdictions, even though the device had not malfunctioned during the procedures in question. The stakes were existential—cash was tightening, and bankruptcy was a real possibility. We moved shoulder-to-shoulder with the client: aligning defense strategy across venues, coordinating experts, and keeping communication clear and compassionate. We focused on timely, practical resolutions that protected both patients and the business. All three suits settled. The company stayed afloat, jobs were preserved, and their mission continued. Claims is where the promise becomes real. We stand beside people in their hardest days, when a lawsuit shadows every day, and we work to make it better.







The Fabric *of* Berkley

W. R. Berkley Corporation

Our *Company*

W. R. Berkley Corporation, founded in 1967,
is one of the nation's premier specialty property
casualty insurance providers.

Each of the businesses within Berkley participates in a niche market requiring specialized knowledge about a territory, industry, or product.

Our competitive advantage lies in our long-term strategy of decentralized operations, allowing each of our businesses to identify and respond quickly and effectively to changing market conditions and local customer needs. This decentralized structure provides financial accountability and incentives to local management and enables us to attract and retain the highest-caliber professionals.

We have the expertise and resources to utilize our strengths in the present environment, and the flexibility to anticipate, innovate and respond to whatever opportunities and challenges the future may hold.

HOW WE'RE DIFFERENT

Risk-Adjusted Returns
Management company-wide is focused on obtaining the best potential returns with a real understanding of the amount of risk being assumed. Superior risk-adjusted returns are generated over the insurance cycle.

Accountability
The business is operated with an ownership perspective and a clear sense of fiduciary responsibility to shareholders.

People-Oriented Strategy
New businesses are started when opportunities are identified and, most importantly, when the right talent is found to lead a business. Of the Company's 60 businesses, 53 were developed internally and seven were acquired.

Responsible Financial Practices
Risk exposures are managed proactively. A strong balance sheet, including a high-quality investment portfolio, provides ample resources to grow the business profitably whenever there are opportunities to do so.

Transparency
Consistent and objective standards are used to measure performance—and, the same standards are used regardless of the environment.



Our *Business*

Today, as with yesterday and tomorrow, the combined expertise of underwriting, risk management, claims handling and investing will deliver outstanding risk-adjusted returns.

Insurance

Our Insurance businesses underwrite predominantly commercial insurance, including excess and surplus lines, admitted lines, and specialty personal lines, in the United States, as well as in the United Kingdom, Continental Europe, Latin America and the Caribbean, Canada, Mexico, Scandinavia, Australia and Asia.

Reinsurance & Monoline Excess

Our Reinsurance businesses provide facultative and treaty reinsurance, primarily in the United States, the United Kingdom, Continental Europe, Australia, the Asia-Pacific Region, Latin America and the Caribbean, and South Africa. Monoline Excess businesses solely retain risk on an excess basis. Our program business offers insurance support for program administrators.

2025 SEGMENT RESULTS

$12.1B
INSURANCE SEGMENT
Record Total Revenues

$1.8B
REINSURANCE & MONOLINE EXCESS SEGMENT
Record Total Revenues

$2.0B
INSURANCE SEGMENT
Record Pre-Tax Income

$518M
REINSURANCE & MONOLINE EXCESS SEGMENT
Record Pre-Tax Income

Segment *Overview*

Each of our two business segments—Insurance and Reinsurance & Monoline Excess—comprise individual businesses that serve a market defined by geography, products, services or types of customers. Our growth is based on meeting the needs of customers, maintaining a high-quality balance sheet and allocating capital to our best opportunities.

We combine capital with outstanding people and wrap it all in a culture that is focused on optimizing risk-adjusted returns. It creates a sustainable competitive advantage that can only be acquired over many years with consistent discipline.

Insurance



ASSETS $35.8 B

RESERVES $15.5 B

Reinsurance & Monoline Excess



ASSETS $5.9 B

RESERVES $3.4 B

2025 SEGMENT DATA
Assets & Net Reserves

2025 Net Premiums Written

BY MAJOR LINE OF BUSINESS

$11.2B

INSURANCE SEGMENT



| 40% | 23% | 15% | 12% | 10% |

● Other Liability ● Short-tail Lines ● Auto ● Workers' Compensation ● Professional Liability

$1.5B

REINSURANCE & MONOLINE EXCESS SEGMENT



| 48% | 32% | 20% |

● Casualty ● Property ● Monoline Excess

Investment *Overview*

Over the past few years, we have increased the duration of our fixed-maturity portfolio to approximately 3.0 years, while maintaining its high quality with an average rating of AA-. Because we managed the duration of our portfolio with an eye towards inflation, there has been less volatility in our book value from mark-to-market accounting and we are better able to manage the interest rate environment.

We manage our portfolio for total return, including capital gains. As investment income is an important component of our economic model, we will continue to seek out investment opportunities with above-average risk-adjusted returns and to position our fixed-maturity portfolio to manage the yield curve as well as the impact of inflation.

INVESTMENT DATA

Dollars in millions

Cash & Invested Assets	2024	2025
Invested Assets	$27,889	$30,687
Cash and Cash Equivalents	$1,975	$2,540
Total	$29,864	$33,227
Net Investment Income	$1,333	$1,429
Net Investment Gains	$118	$132



1%
7%
7%
9%
14%
14%
17%
31%

BREAKDOWN OF FIXED MATURITY SECURITIES
Including cash

- ○ Loans Receivable
- ○ State & Municipal Bonds
- ○ Foreign Government Bonds
- ● Cash & Cash Equivalents
- ● Asset-backed Securities
- ● U.S. Government & Government Agency Bonds
- ● Mortgage-backed Securities
- ● Corporate Bonds

2025 FINANCIALS

Form 10K

W. R. Berkley Corporation



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____.

Commission file number 1-15202

W. R. BERKLEY CORPORATION
(Exact name of registrant as specified in its charter)

Delaware		**22-1867895**
(State or other jurisdiction of incorporation or organization)		*(I.R.S. Employer Identification Number)*
475 Steamboat Road	**Greenwich, CT**	**06830**
(Address of principal executive offices)		*(Zip Code)*

Registrant's telephone number, including area code: (203) 629-3000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $.20 per share	WRB	New York Stock Exchange
5.700% Subordinated Debentures due 2058	WRB-PE	New York Stock Exchange
5.100% Subordinated Debentures due 2059	WRB-PF	New York Stock Exchange
4.250% Subordinated Debentures due 2060	WRB-PG	New York Stock Exchange
4.125% Subordinated Debentures due 2061	WRB-PH	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates as of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was $21,940,921,884.

Number of shares of common stock, $.20 par value, outstanding as of February 23, 2026: 374,490,856

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's definitive proxy statement, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2025, are incorporated herein by reference in Part III.

2

EX-101   PRESENTATION LINKBASE DOCUMENT
EX-101   DEFINITION LINKBASE DOCUMENT

SAFE HARBOR STATEMENT
UNDER THE PRIVATE SECURITIES
<u>LITIGATION REFORM ACT OF 1995</u>

This is a "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995. This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Some of the forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "potential," "continued," "may," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of those words or other comparable words. Any forward-looking statements contained in this report including statements related to our outlook for the industry and for our performance for the year 2026 and beyond, are based upon our historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us that the future plans, estimates or expectations contemplated by us will be achieved. They are subject to various risks and uncertainties, including but not limited to:

- the cyclical nature of the property casualty industry;

- the impact of significant competition, including new entrants to the industry;

- the long-tail and potentially volatile nature of the insurance and reinsurance business;

- product demand and pricing;

- claims development and the process of estimating reserves;

- investment risks, including those of our portfolio of fixed maturity securities and investments in equity securities, including investments in financial institutions, municipal bonds, foreign government bonds, mortgage-backed securities, loans receivable, investment funds, including real estate, merger arbitrage, energy-related and private equity investments;

- the effects of emerging claim and coverage issues;

- the uncertain nature of damage theories and loss amounts, including claims for cyber security-related risks;

- natural and man-made catastrophic losses, including as a result of terrorist activities;

- the impact of climate change, which may alter the frequency and increase the severity of catastrophe events;

- general economic and market activities, including inflation, interest rates, tariffs and volatility in the credit and capital markets;

- the impact of conditions in the financial markets and the global economy, and the potential effect of legislative, regulatory, accounting or other initiatives taken in response to it, on our results and financial condition;

- cyber security breaches of our information technology systems and the information technology systems of our vendors and other third parties;

- the increasing use of artificial intelligence technologies by us or third-parties on which we rely could expose us to technological, security, legal, and other risks;

- the risk of future pandemics, as well as continuing effects of the COVID-19 pandemic;

- foreign currency and political risks relating to our international operations;

- our ability to attract and retain key personnel and qualified employees;

- continued availability of capital and financing;

- the success of our new ventures or acquisitions and the availability of other opportunities;

- the availability of reinsurance;

- our retention under the Terrorism Risk Insurance Program Reauthorization Act of 2019 ("TRIPRA");

- the ability or willingness of our reinsurers to pay reinsurance recoverables owed to us;

- other legislative and regulatory developments, including those related to business practices in the insurance industry;

- credit risk relating to our policyholders, independent agents and brokers;

- changes in the ratings assigned to us or our insurance company subsidiaries by rating agencies;

- the availability of dividends from our insurance company subsidiaries;

- the effectiveness of our controls to ensure compliance with guidelines, policies and legal and regulatory standards; and

- other risks detailed in this Form 10-K and from time to time in our other filings with the Securities and Exchange Commission ("SEC").

We describe these risks and uncertainties in greater detail in Item 1A, Risk Factors. These risks and uncertainties could cause our actual results for the year 2026 and beyond to differ materially from those expressed in any forward-looking statement we make. Any projections of growth in our revenues would not necessarily result in commensurate levels of earnings. Our future financial performance is dependent upon factors discussed elsewhere in this Form 10-K and our other SEC filings. Forward-looking statements speak only as of the date on which they are made.

PART I

ITEM 1. BUSINESS

    W. R. Berkley Corporation is an insurance holding company that is among the largest commercial lines writers in the United States and operates worldwide in two segments of the property casualty insurance business:

-     <u>Insurance</u> - Our Insurance businesses underwrite predominantly commercial insurance business, including excess and surplus lines, admitted lines and specialty personal lines throughout the United States, as well as insurance business in Asia, Australia, Canada, Continental Europe, Mexico, Scandinavia, South America and the United Kingdom.

-     <u>Reinsurance & Monoline Excess</u> - Our Reinsurance businesses provide facultative and treaty reinsurance in the United States, the Asia Pacific region, Australia, Continental Europe, South Africa and the United Kingdom, as well as operations that solely retain risk on an excess basis and certain program management business.

    Our two reporting segments are each composed of individual businesses that serve a market defined by geography, products, services or industry served. Each of our businesses is positioned close to its customer base and participates in a niche market requiring specialized knowledge. This strategy of decentralized operations allows each of our businesses to identify and respond quickly and effectively to changing market conditions and specific customer needs, while capitalizing on the benefits of centralized capital, investment and reinsurance management, and corporate actuarial, financial, enterprise risk management and compliance support.

    Our business approach is focused on meeting the needs of our customers, maintaining a high quality balance sheet, and allocating capital to our best opportunities. New businesses are started when opportunities are identified and when the right talent and expertise are found to lead a business. Of our 60 businesses, 53 have been organized and developed internally and seven have been added through acquisition.

    Net premiums written, as reported based on United States generally accepted accounting principles ("GAAP"), for each of our reporting segments for each of the past three years were as follows:

	Year Ended December 31,					
(In thousands)	2025		2024		2023	
Net premiums written:						
Insurance	$	11,183,713	$	10,549,550	$	9,560,533
Reinsurance & Monoline Excess		1,527,614		1,422,546		1,393,934
Total	$	12,711,327	$	11,972,096	$	10,954,467
Percentage of net premiums written:						
Insurance		88.0 %		88.1 %		87.3 %
Reinsurance & Monoline Excess		12.0		11.9		12.7
Total		100.0 %		100.0 %		100.0 %

       Thirty-three of our insurance company subsidiaries are rated by A.M. Best Company, Inc. ("A.M. Best") and have financial strength ratings of A+ (Superior) (the second highest rating out of 15 possible ratings). A.M. Best's ratings are based upon factors of concern to policyholders, insurance agents and brokers and are not directed toward the protection of investors. A.M. Best states: "A Best's Financial Strength Rating (FSR) is an independent opinion of an insurer's financial strength and ability to meet its ongoing insurance policy and contract obligations. An FSR is not assigned to specific insurance policies or contracts and does not address any other risk." A.M. Best reviews its ratings on a periodic basis, and its ratings of the Company's subsidiaries are therefore subject to change.

       Our twenty-three insurance company subsidiaries rated by Standard & Poor's ("S&P") have financial strength ratings of AA- (the fourth highest rating out of twenty-seven possible ratings).

       Our Moody's financial strength ratings are A1 for Berkley Insurance Company, Berkley Regional Insurance Company and Admiral Insurance Company (the fifth highest rating out of twenty-one possible ratings).

       Our twenty-five insurance company subsidiaries rated by Fitch Ratings ("Fitch") have insurer financial strength ratings of AA- (the fourth highest rating out of twenty-seven possible ratings).

The following sections describe our reporting segments and their businesses in greater detail. These businesses underwrite on behalf of one or more affiliated insurance companies within the group. The businesses are identified for descriptive purposes only and are not legal entities, but for marketing purposes may sometimes be referred to individually as "a Berkley company" or collectively as "Berkley companies." Unless otherwise indicated, all references in this Form 10-K to "Berkley," "we," "us," "our," the "Company" or similar terms refer to W. R. Berkley Corporation together with its subsidiaries and businesses. W. R. Berkley Corporation is a Delaware corporation formed in 1970.

Insurance

Our Insurance businesses underwrite predominantly commercial and specialty personal lines insurance business primarily throughout the United States. Many units offer coverage globally, while others specialize in specific international markets. The Insurance businesses focus on the following general areas:

Excess & Surplus Lines: A number of our businesses are dedicated to the U.S. excess and surplus lines market. They serve a diverse group of customers that often have complex risk or unique exposures that typically fall outside the underwriting guidelines of the standard insurance market. Lines of business underwritten by our excess and surplus lines businesses include premises operations, auto, property, products liability, general liability and professional liability lines. Products are generally distributed through wholesale agents and brokers.

Industry Specialty: Certain other businesses focus on providing specialty coverages to customers within a particular industry that are best served by underwriters and claims professionals with specialized knowledge of that industry. They offer multiple lines of business with policies tailored to address the unique exposures of these industries, often with the flexibility of providing coverages on either an admitted or a non-admitted basis in the U.S., as well as internationally. Each business delivers its products through one or more distribution channels, including retail and wholesale agents, brokers, and managing general agents (MGAs), depending on the customer and the particular risks insured.

Product Specialty: Other businesses specialize in providing specific lines of insurance coverage, such as workers' compensation or professional liability, to a wide range of customers. They offer insurance products, analytical tools and risk management services such as loss control and claims management that enable clients to manage their risk appropriately. Business is typically written on an admitted basis, although some businesses may offer non-admitted products in the U.S. and offer products internationally. Independent agents and brokers are the primary means of distribution.

Regional: Certain businesses offer standard insurance products and services focused on meeting the specific needs of a geographically differentiated customer base. Key clients are small-to-midsized businesses. These regionally focused businesses provide a broad array of commercial insurance products to customers primarily in 45 states and the District of Columbia and have developed expertise in niches that reflect local economies. They are organized geographically in order to provide them with the flexibility to adapt quickly to local market conditions and customer needs.

In addition, we have extensive worldwide capabilities, with branches or offices in 52 cities outside the United States, in Asia, Australia, Canada, Continental Europe, Mexico, Scandinavia, South America, and the United Kingdom, and through Lloyds' global licensing. In each geographic region in which we operate, we have built decentralized structures that allow products and services to be tailored to each regional customer base. Our businesses are managed by teams of professionals with expertise in local markets and knowledge of regional environments.

In addition to providing insurance products, certain businesses also provide a wide variety of fee-based services, including claims, administrative and consulting services.

Businesses comprising the Insurance segment are as follows:

Acadia Insurance is a Northeast regional property casualty underwriter offering a broad portfolio of products exclusively through local independent agents in Connecticut, Maine, Massachusetts, New Hampshire, New York, Rhode Island and Vermont. In addition to its general offerings, Acadia has specialized expertise in insuring regional industries such as construction, service contractors, lumber, and transportation.

Admiral Insurance provides excess and surplus lines coverage for commercial risks that generally consist of hard-to- place, specialized risks that involve moderate to high degrees of hazard. In both general liability and professional lines, Admiral has a broad line of products to meet the needs of existing as well as emerging opportunities. The distribution of products is limited to wholesale brokers.

Berkley Accident and Health underwrites accident and health insurance and reinsurance products in four primary areas: medical stop loss, managed care, special risk and group captive. It has a diversified product and service portfolio serving a range of clients from small employers, health care organizations, and membership groups to Fortune 500 companies.

Berkley Agribusiness offers insurance for larger commercial risks across the United States involved in the supply, storage, handling, processing and distribution of commodities related to the agriculture and food industries.

Berkley Alliance Managers offers tailored insurance coverages and comprehensive risk management solutions designed to enhance profitability and reduce susceptibility to loss in four target markets - Design Professionals, Construction Professionals, Accounting Professionals and miscellaneous non-medical Service Professionals.

Berkley Aspire provides excess and surplus lines coverage on a national basis to small to medium-sized insureds with low to moderate insurance risk. Its product lines include general liability, excess liability and some property and inland marine coverage. It serves a limited distribution channel, including select agents.

Berkley Asset Protection provides specialized insurance coverages for fine arts and jewelry exposures to commercial and individual clients.

Berkley Canada underwrites specialty, casualty and surety lines of business on behalf of the Canadian branch of Berkley Insurance Company. It specializes in commercial casualty and professional liability, and offers a broad portfolio of risk products that include commercial general liability, umbrella, professional liability, directors and officers, commercial property and surety, in addition to niche products for specific industries such as technology, life sciences and travel.

Berkley Construction Solutions provides excess liability coverage to residential and commercial contractors on a project or practice basis.

Berkley Custom Insurance focuses on the excess casualty insurance market and offers umbrella and excess liability coverages to clients from the small/middle market to Fortune 1000 companies in target classes of business including construction, manufacturing, retail/wholesale trade, finance, real estate, public entities and oil & gas.

Berkley Cyber Risk Solutions focuses on insurance and risk management products that respond to the changing cyber security vulnerabilities of organizations around the world. It offers specialty commercial cyber insurance coverages on a worldwide basis to clients of all sizes.

Berkley Edge provides excess and surplus lines coverage for small to mid-sized commercial accounts that generally consist of hard-to-place, specialized risks involving moderate to high degrees of hazard. In both general liability and professional lines, Berkley Edge offers limited coverage options and distributes its products through a limited group of wholesale brokers.

Berkley Embedded Solutions delivers tailored, digital-first insurance products and services at the point of purchase.

Berkley Enterprise Risk Solutions provides custom workers' compensation programs to large employers operating in a broad range of industries. Loss sensitive and/or guaranteed cost programs are offered to employers with exposure predominately in California.

Berkley Entertainment underwrites property casualty insurance products, both on an admitted and non-admitted basis, for clients in the entertainment industry and sports-related organizations.

Berkley Environmental underwrites casualty and specialty environmental products for environmental customers including contractors, consultants, property owners and facilities operators.

Berkley Financial Specialists serves the insurance needs of companies predominantly in the financial services sector. Its Berkley Crime division provides crime and fidelity related insurance products for commercial organizations, financial sector businesses and governmental entities on a primary and excess basis. Its Financial Services segment provides management liability and fidelity products to financial institutions, insurance companies and asset management firms.

Berkley Fire & Marine offers specialized insurance products and services for inland marine and related property risks, nationwide. These products are distributed through independent agents and brokers.

Berkley Healthcare underwrites customized, comprehensive insurance solutions for the full spectrum of healthcare providers. Through Berkley Healthcare Medical Professional, it offers a wide range of medical professional coverages. Through Berkley Healthcare Financial Lines, it offers a comprehensive suite of financial lines coverages.

Berkley Human Services provides property casualty insurance coverages to human services organizations, including nonprofit and for-profit organizations. Its product offerings include traditional primary and excess coverages.

Berkley Industrial Comp specializes in writing workers' compensation insurance for diverse high hazard industries in select states. Its products are distributed by a select group of independent retail agents and wholesale brokers.

Berkley Insurance Asia underwrites specialty commercial insurance coverages to clients in Asia through offices in Hong Kong, India, Shanghai and Singapore.

Berkley Insurance Australia underwrites general insurance business in Australia, including professional indemnity insurance for companies of all sizes.

Berkley Latinoamérica provides property, casualty, auto, surety, group life and workers' compensation products and services in Argentina, Brazil, the Caribbean, Colombia, Mexico and Uruguay.

Berkley Life Sciences offers a comprehensive spectrum of property casualty products to the life sciences industry on a global basis, including both primary and excess product liability coverages. It serves pharmaceutical and biotech companies, medical device companies, dietary supplement companies, medical and research related software developers, contract research and manufacturing organizations, research institutions and organizations, and other related businesses.

Berkley Luxury Group provides both admitted and non-admitted commercial package insurance solutions for premium real estate business including high-end cooperatives and condominiums, office buildings and upscale restaurants across major metropolitan markets throughout the continental U.S. It also offers non-admitted excess property coverage for high-value properties on a shared and layered basis across the U.S.

Berkley Management Protection offers a modular suite of management liability products for small and middle market companies through a bespoke and easy to use platform tailored to independent agents. The management liability coverages provided include directors and officers, employment practices, fiduciary, cyber, crime and miscellaneous professional liability.

Berkley Mid-Atlantic Group provides commercial property casualty coverages to a wide variety of businesses in Delaware, the District of Columbia, Maryland, Ohio, Pennsylvania, and Virginia. Focusing on small and middle market accounts, it complements its standard writings with specialized products in areas such as construction.

Berkley Net Underwriters focuses on small and medium-sized commercial risks, using a web-based system to allow producers to quote, bind and service workers' compensation insurance products on behalf of Berkley member insurance companies.

Berkley North Pacific offers preferred insurance products and services to a broad range of small to medium size commercial entities. It operates through independent agents in Idaho, Montana, Oregon, Utah and Washington.

Berkley Offshore Underwriting Managers is a specialist global underwriter of energy and marine risks. Its three divisions provide specialty insurance products in the energy upstream, energy liability and marine sectors.

Berkley Oil & Gas provides property casualty products and risk services to the United States energy sector. Its customer base includes risks that work in the oil patch, including operators, drillers, geophysical contractors, well-servicing contractors, and manufacturers/distributors of oil field products, as well as those in the renewable energy sector.

Berkley One provides a customizable suite of personal lines insurance solutions including home, condo/co-op, auto, fine art and collectibles, liability, collector vehicle and recreational marine. Berkley One targets high net worth individuals and families with sophisticated risk management needs.

Berkley Product Protection offers a broad product suite, including product liability and product recall and contamination, to assist clients in the manufacturing, wholesale and import space with their risk management and insurance needs.

Berkley Professional Liability specializes in professional liability insurance for publicly-traded and private entities on a worldwide basis. Its liability coverages include directors and officers, errors and omissions, fiduciary, employment practices, and sponsored insurance agents' errors and omissions. Berkley Transactional, a division of Berkley Professional Liability, underwrites transactional insurance products, including representations and warranties insurance, and tax opinion insurance.

Berkley Public Entity specializes in providing excess coverage and services to individual governmental and scholastic entities and intergovernmental risk sharing groups. Products include general liability, auto liability, law enforcement liability, public officials and educator's legal liability, employment practices liability, incidental medical, property and crime.

Berkley Risk provides at-risk and alternative risk insurance program management services for a broad range of groups and individuals including public entity pools, professional associations, and self-insured clients. As a third party administrator, it manages workers' compensation, liability and property claims nationwide.

Berkley Select specializes in underwriting professional liability insurance for law firms and accounting firms, as well as other professional firms and their practices. It also offers executive liability products, including directors and officers liability, employment practices and fiduciary liability, to small to middle market privately held and not-for-profit customers. Berkley Select provides these insurance products on both an admitted and surplus lines basis.

Berkley Small Business Solutions offers commercial insurance products for small businesses through a modern technology platform that leverages data and analytics. Its initial product offering focuses on preferred risks in the non-fleet transportation market.

Berkley Southeast offers a wide array of commercial lines products in six southeastern states: Alabama, Georgia, Mississippi, North Carolina, South Carolina and Tennessee, specializing in small to mid-sized accounts.

Berkley Southwest offers preferred commercial property and casualty insurance products and services to a wide range of small to medium size commercial entities with a focus on the construction, farm/ranch, retail and service industries. It operates through independent agents in Arizona, Arkansas, New Mexico, Oklahoma and Texas.

Berkley Specialty Excess provides excess and surplus lines coverages for hard-to-place risks involved in moderate to high degrees of hazard. It focuses on highly specialized risk exposures within specific industry verticals such as the environmental and energy industries. Its predominate focus is on providing excess insurance; however, in some cases it provides highly specialized environmental primary products tailored to the individual risk. Products are distributed through a minimal number of insurance brokers and agents that specialize in these industry verticals.

Berkley Specialty London provides a broad range of insurance products to the Lloyd's marketplace, with a concentration in specialist classes of business including property, professional indemnity and financial lines.

Berkley Surety provides a full spectrum of surety bonds for construction, environmental and commercial surety accounts in the U.S. and Canada, through an independent agency and broker platform across seven field locations.

Berkley Technology Underwriters provides technology error & omission (TE&O) and first party cyber coverage along with traditional package, umbrella and worker's compensation products. TE&O and cyber products provide industry specialization for both domestic and foreign technology, government contracting, telecommunications, digital media, manufacturing and private equity firms.

Carolina Casualty is a national provider of primary commercial insurance products and services to the transportation industry. It underwrites on an admitted basis in all 50 states and the District of Columbia. Its *Berkley Prime Transportation* business provides primary auto liability, auto physical damage and general liability to a broad array of trucking operations.

Continental Western Group is a Midwest regional property and casualty insurance operation providing underwriting and risk management services to a broad array of regional businesses in thirteen Midwest states. In addition to its generalist portfolio, Continental Western offers specialty underwriting solutions for diversified agriculture, construction, light manufacturing, transportation, volunteer fire departments, rural utilities and public entities.

Gemini Transportation is a national provider of excess liability insurance for various domestic surface transportation businesses, including the railroad industry as well as the trucking, busing and other industries that use rubber-wheeled vehicles for over-the-road use.

Intrepid Direct provides commercial insurance coverages through a direct distribution model focused on the franchise market, with specialties including the restaurant, garage and fitness industries.

Key Risk specializes in writing workers' compensation insurance for diverse industries including healthcare, human services, transportation, temporary staffing, professional employer organizations and contractors requiring coverage under the United States Longshore and Harbor Workers' Compensation Act (USL&H). Its products are distributed by a select group of independent retail agents and wholesale brokers located throughout the United States.

Nautilus Insurance Group insures excess and surplus lines risks for small to medium-sized commercial risks with low to moderate susceptibility to loss. It writes commercial excess and surplus lines business nationwide and admitted lines commercial business in a limited number of states. A substantial portion of Nautilus' business is written through its close, long-standing network of general agents, who are chosen on a highly selective basis.

Preferred Employers Insurance focuses exclusively on workers' compensation products and services for businesses based in California. It serves a broad spectrum of industries throughout the state.

Vela Insurance Services specializes in commercial casualty insurance on an excess and surplus lines basis. Its primary focus is on general liability insurance for construction, manufacturing and general casualty clients as well as products liability and miscellaneous professional liability coverages distributed through wholesale insurance brokers.

Verus Specialty Insurance offers tailored casualty, professional liability, and garage coverages, specializing in the excess and surplus lines market. It primarily serves the construction, manufacturing, garage service and professional sectors through a selective wholesale broker network.

W R B Europe is comprised of specialist businesses offering a focused range of insurance products to markets in Continental Europe.

The following table sets forth the percentage of gross premiums written by each Insurance business:

	Year Ended December 31,		
	2025	**2024**	**2023**
Acadia Insurance	5.4%	5.4%	5.4%
Admiral Insurance	7.9	7.3	7.0
Berkley Accident and Health	6.8	5.9	5.4
Berkley Agribusiness	0.5	0.6	0.8
Berkley Alliance Managers	2.2	2.3	2.4
Berkley Aspire	1.4	1.3	1.2
Berkley Asset Protection	0.9	0.9	0.9
Berkley Canada	1.0	1.0	1.0
Berkley Construction Solutions	0.8	0.7	0.6
Berkley Custom Insurance	2.8	2.9	2.9
Berkley Cyber Risk Solutions	0.6	0.7	0.8
Berkley Enterprise Risk Solutions	0.2	0.2	0.1
Berkley Entertainment	1.7	1.6	1.7
Berkley Environmental	7.6	7.3	6.7
Berkley Financial Specialists	0.6	0.6	0.6
Berkley Fire & Marine	0.8	0.8	0.9
Berkley Healthcare	1.1	1.2	1.5
Berkley Human Services	0.7	1.4	1.3
Berkley Industrial Comp	0.9	0.8	0.7
Berkley Insurance Asia	0.6	0.7	0.8
Berkley Insurance Australia	1.3	1.4	1.6
Berkley Latinoamérica	3.4	3.3	3.2
Berkley Life Sciences	0.6	0.5	0.5
Berkley Luxury Group	0.8	0.7	0.7
Berkley Management Protection	0.5	0.3	0.2
Berkley Mid-Atlantic Group	0.7	0.7	0.9
Berkley Net Underwriters	1.6	1.9	2.0
Berkley North Pacific	0.7	0.8	0.7
Berkley Offshore Underwriting Managers	1.3	1.4	1.5
Berkley Oil & Gas	1.6	1.8	3.0
Berkley One	4.8	3.7	2.6
Berkley Product Protection	0.4	0.4	0.3
Berkley Professional Liability	2.3	2.7	3.8
Berkley Public Entity	0.4	0.6	0.7
Berkley Risk	0.3	0.3	0.3
Berkley Select	1.7	1.8	1.9
Berkley Small Business Solutions	0.6	0.3	0.2
Berkley Southeast	1.9	2.2	2.3
Berkley Southwest	1.1	1.1	1.3
Berkley Specialty Excess	0.8	0.6	0.2
Berkley Specialty London	3.9	4.1	3.9
Berkley Surety	1.0	1.1	1.1
Berkley Technology Underwriters	0.5	0.6	0.6
Carolina Casualty	1.9	2.0	2.2
Continental Western Group	2.9	2.8	2.6
Gemini Transportation	2.5	2.8	3.0
Intrepid Direct	1.4	1.4	1.5
Key Risk	2.2	1.9	2.1
Nautilus Insurance Group	5.1	5.2	4.8
Preferred Employers Insurance	0.7	0.9	1.0
Vela Insurance Services	2.1	2.5	2.7
Verus Specialty Insurance	1.1	1.1	1.0
W R B Europe	1.3	1.2	1.1
Other	2.1	2.3	1.8
Total	100.0%	100.0%	100.0%

The following table sets forth percentages of gross premiums written, by line, by our Insurance operations:

	Year Ended December 31,		
	2025	**2024**	**2023**
Other liability	38.6%	39.0%	38.7%
Short-tail lines (1)	27.3	26.1	24.7
Auto	12.9	12.9	12.7
Professional liability	11.4	12.0	13.1
Workers' compensation	9.8	10.0	10.8
Total	100.0%	100.0%	100.0%

_____

(1) Short-tail lines include commercial multi-peril (non-liability), inland marine, accident and health, fidelity and surety, boiler and machinery, high net worth homeowners and other lines.

Reinsurance & Monoline Excess

We provide other insurance companies and self-insureds with assistance in managing their net risk through reinsurance on either a portfolio basis, through treaty reinsurance, or on an individual basis, through facultative reinsurance as well as certain program management businesses. Our monoline excess operations solely retain risk on an excess basis. Our program business offers insurance support for program administrators.

Businesses comprising the Reinsurance & Monoline Excess segment are as follows:

Berkley Integrated Solutions offers specialized solutions to clients through facultative reinsurance, turnkey offerings and program management through the following units: Berkley Re Solutions offers casualty facultative reinsurance products including automatic, semi-automatic and individual risk assumed to clients on a direct basis through a nationwide network of regional offices. It also provides its customers with turnkey products such as cyber, employment practices liability insurance, liquor liability insurance and violent events coverage to help enhance its clients' product offerings, along with underwriting, claims, and actuarial consultation services. Berkley Program Specialists is a program management business offering both admitted and non-admitted insurance support on a nationwide basis for commercial casualty and property program administrators with specialized insurance expertise.

Berkley Re America provides treaty and facultative reinsurance solutions on a variety of product lines through reinsurance brokers to companies whose primary operations are within the United States and Canada.

Berkley Re Asia Pacific provides property and casualty reinsurance to the Asia Pacific marketplace. With offices in Brisbane, Sydney, Beijing and Singapore, each branch focuses on excess of loss reinsurance, targeting both property and casualty treaty and facultative contracts, through multiple distribution channels.

Berkley Re UK writes international property casualty treaty and property facultative accounts. Its territorial scope includes reinsured clients domiciled in the United Kingdom, Europe, Africa, the Middle East and the Caribbean.

Lloyd's Syndicate 2791 Participation represents the Company's minority participation in a Lloyd's syndicate that writes a broad range of mainly short-tail classes of business.

Midwest Employers Casualty offers tailored excess workers' compensation insurance coverage nationwide, as well as customized captive insurance coverage to U.S. domiciled and offshore captives. It distributes its products through retail and wholesale agencies.

The following table sets forth the percentages of gross premiums written by each Reinsurance & Monoline Excess business:

| | Year Ended December 31, | | |
	2025	2024	2023
Berkley Integrated Solutions	15.2%	14.1%	16.2%
Berkley Re America	33.2	34.4	31.5
Berkley Re Asia Pacific	11.9	13.8	14.9
Berkley Re UK	11.4	9.9	10.6
Lloyd's Syndicate 2791 Participation	8.3	8.6	8.8
Midwest Employers Casualty	20.0	19.2	18.0
Total	100.0%	100.0%	100.0%

The following table sets forth the percentages of gross premiums written, by line, by our Reinsurance & Monoline Excess operations:

| | Year Ended December 31, | | |
	2025	2024	2023
Casualty	46.3%	49.1%	54.1%
Property	33.7	31.6	27.9
Monoline Excess	20.0	19.3	18.0
Total	100.0%	100.0%	100.0%

Results by Segment

Summary financial information about our segments is presented on a GAAP basis in the following table:

| | | Year Ended December 31, | | | | |
(In thousands)		2025		2024		2023
Insurance						
Revenue	$	12,095,601	$	11,181,501	$	9,827,866
Income before income taxes		2,027,244		1,942,083		1,629,918
Reinsurance & Monoline Excess						
Revenue		1,781,761		1,696,905		1,615,277
Income before income taxes		517,538		466,595		449,285
Other (1)						
Revenue		830,494		760,346		699,795
Loss before income taxes		(264,239)		(144,185)		(324,800)
Total						
Revenue	$	14,707,856	$	13,638,752	$	12,142,938
Income before income taxes	$	2,280,543	$	2,264,493	$	1,754,403

_____

(1) Represents corporate revenues and expenses, net investment gains and losses, and revenues and expenses from non-insurance businesses that are consolidated for financial reporting purposes.

The table below represents summary underwriting ratios on a GAAP basis for our segments. Loss ratio is losses and loss expenses incurred expressed as a percentage of net premiums earned. Expense ratio is policy acquisition and insurance operating expenses expressed as a percentage of net premiums earned. Policy acquisition and insurance operating expenses do not include expenses related to insurance services or unallocated corporate expenses. Combined ratio is the sum of the loss ratio and the expense ratio. The combined ratio represents a measure of underwriting profitability, excluding investment income. A number in excess of 100 indicates an underwriting loss; a number below 100 indicates an underwriting profit:

| | Year Ended December 31, | | |
	2025	**2024**	**2023**
Insurance			
Loss ratio	63.5 %	62.8 %	62.3 %
Expense ratio	28.2	28.4	28.3
Combined ratio	91.7 %	91.2 %	90.6 %
Reinsurance & Monoline Excess			
Loss ratio	54.6 %	54.7 %	54.3 %
Expense ratio	29.1	29.4	29.4
Combined ratio	83.7 %	84.1 %	83.7 %
Total			
Loss ratio	62.4 %	61.8 %	61.3 %
Expense ratio	28.3	28.5	28.4
Combined ratio	90.7 %	90.3 %	89.7 %

Investments

Investment results, before income taxes, were as follows:

| (In thousands) | Year Ended December 31, | | |
	2025	**2024**	**2023**
Average investments, at cost (1)	$ 31,644,778	$ 28,942,819	$ 26,444,111
Net investment income (1)	$ 1,429,067	$ 1,333,161	$ 1,052,835
Percent earned on average investments (1)	4.5 %	4.6 %	3.9 %
Net investment gains	$ 132,220	$ 117,708	$ 47,042
Change in unrealized investment gains (losses) (2)	$ 497,765	$ 84,474	$ 392,903

_____

(1) Includes investments, cash and cash equivalents, trading accounts receivable (payable) from brokers and clearing organizations, trading account securities sold but not yet purchased and unsettled purchases.

(2) Represents the pre-tax change in unrealized investment gains (losses) for available for sale securities recognized in stockholders' equity.

For comparison, the following are the coupon returns for the Barclays U.S. Aggregate Bond Index and the dividend returns for the S&P 500® Index:

| | Year Ended December 31, | | |
	2025	**2024**	**2023**
Barclays U.S. Aggregate Bond Index	3.9 %	3.4 %	3.3 %
S&P 500® Index	1.5	1.7	2.0

The percentages of the fixed maturity portfolio categorized by contractual maturity, based on fair value, on the dates indicated, are set forth below. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay certain obligations.

	Year Ended December 31,		
	2025	**2024**	**2023**
1 year or less	6.9%	7.7%	9.2%
Over 1 year through 5 years	32.2	40.5	46.2
Over 5 years through 10 years	15.3	17.4	21.2
Over 10 years	26.4	17.6	12.2
Mortgage-backed securities	19.2	16.8	11.2
Total	100.0%	100.0%	100.0%

At each of December 31, 2025, 2024 and 2023, the fixed maturity portfolio, including cash and cash equivalents, had an effective duration of 3.0 years, 2.6 years and 2.4 years, respectively.

Loss and Loss Expense Reserves

To recognize liabilities for unpaid losses, either known or unknown, insurers establish reserves, which is a balance sheet account representing estimates of future amounts needed to pay claims and related expenses with respect to insured events which have occurred. Estimates and assumptions relating to reserves for losses and loss expenses are based on complex and subjective judgments, often including the interplay of specific uncertainties with related accounting and actuarial measurements. Such estimates are also susceptible to change as significant periods of time may elapse between the occurrence of an insured loss, the report of the loss to the insurer, the ultimate determination of the cost of the loss and the insurer's payment of that loss.

In general, when a claim is reported, claims personnel establish a "case reserve" for the estimated amount of the ultimate payment based upon known information about the claim at that time. The estimate represents an informed judgment based on general reserving practices and reflects the experience and knowledge of the claims personnel regarding the nature and value of the specific type of claim. Reserves are also established on an aggregate basis to provide for losses incurred but not reported ("IBNR") to the insurer, potential inadequacy of case reserves and the estimated expenses of settling claims, including legal and other fees and general expenses of administrating the claims adjustment process. Reserves are established based upon the then current legal interpretation of coverage provided.

In examining reserve adequacy, several factors are considered in estimating the ultimate economic value of losses. These factors include, among others, historical data, legal developments, changes in social attitudes and economic conditions, including the effects of inflation. The actuarial process relies on the basic assumption that past experience, adjusted judgmentally for the effects of current developments and anticipated trends, is an appropriate basis for predicting future outcomes. Reserve amounts are necessarily based on management's informed estimates and judgments using currently available data. As additional experience and other data become available and are reviewed, these estimates and judgments may be revised. This may result in reserve increases or decreases that would be reflected in our results in periods in which such estimates and assumptions are changed.

The risk and complexity of estimating loss reserves are greater when economic conditions are uncertain. It is especially difficult to estimate the impact of inflation on loss reserves given the current economic environment and related government actions. Whereas a slowing economy would generally lead to lower inflation or even deflation, increased government spending would generally lead to higher inflation. A change in our assumptions regarding inflation would result in reserve increases or decreases that would be reflected in our earnings in periods in which such assumptions are changed.

Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what management expects the ultimate settlement and claim administration will cost. While the methods for establishing the reserves are well tested over time, some of the major assumptions about anticipated loss emergence patterns are subject to unanticipated fluctuation. These estimates, which generally involve actuarial projections, are based on management's assessment of facts and circumstances then known, as well as estimates of trends in claims severity and frequency, judicial theories of liability and other factors, including the actions of third parties, which are beyond the Company's control. These variables are affected by external and internal events, such as inflation and economic volatility, judicial and litigation trends, reinsurance coverage, legislative changes and claim handling and reserving practices, which make it more difficult to accurately predict claim costs. The inherent uncertainties of estimating reserves are greater for certain types of liabilities where long periods of time elapse before a definitive determination of liability is made. Although the loss reserves included in the Company's financial statements represent management's best estimates, setting reserves is inherently uncertain and the Company cannot provide assurance that its current reserves will prove adequate in light of subsequent events.

The Company discounts its liabilities for certain workers' compensation reserves. The amount of workers' compensation reserves that were discounted was $1,400 million and $1,358 million at December 31, 2025 and 2024, respectively. The aggregate net discount for those reserves, after reflecting the effects of ceded reinsurance, was $420 million and $405 million at December 31, 2025 and 2024, respectively. At December 31, 2025, discount rates by year ranged from 0.7% to 6.5%, with a weighted average discount rate of 3.6%.

Substantially all discounted workers' compensation reserves (97% of total discounted reserves at December 31, 2025) are excess workers' compensation reserves. In order to properly match loss expenses with income earned on investment securities supporting the liabilities, reserves for excess workers' compensation business are discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve. These rates are determined annually based on the weighted average rate for the period. Once established, no adjustments are made to the discount rate for that period, and any increases or decreases in loss reserves in subsequent years are discounted at the same rate, without regard to when any such adjustments are recognized. The expected loss and loss expense payout patterns subject to discounting are derived from the Company's loss payout experience.

The Company also discounts reserves for certain other long-duration workers' compensation reserves (representing approximately 3% of total discounted reserves at December 31, 2025), including reserves for quota share reinsurance and reserves related to losses regarding occupational lung disease. These reserves are discounted at statutory rates permitted by the Department of Insurance of the State of Delaware.

To date, known environmental and asbestos claims have not had a material impact on the Company's operations, because its subsidiaries generally did not insure large industrial companies that are subject to significant environmental or asbestos exposures prior to 1986 when an absolute exclusion was incorporated into standard policy language.

The Company's net reserves for losses and loss expenses relating to environmental and asbestos claims on policies written before adoption of the absolute exclusion was $13 million and $16 million at December 31, 2025 and 2024, respectively. The estimation of these liabilities is subject to significantly greater than normal variation and uncertainty because it is difficult to make an actuarial estimate of these liabilities due to the absence of a generally accepted actuarial methodology for these exposures and the potential effect of significant unresolved legal matters, including coverage issues, as well as the cost of litigating the legal issues. Additionally, the determination of ultimate damages and the final allocation of such damages to financially responsible parties are highly uncertain.

The table below provides a reconciliation of the beginning of year and end of year property casualty reserves for the indicated years:

(In thousands)	2025	2024	2023
Net reserves at beginning of year	$ 17,166,641	$ 15,661,820	$ 14,248,879
Net provision for losses and loss expenses:			
Claims occurring during the current year (1)	7,702,638	7,083,999	6,311,780
Increase in estimates for claims occurring in prior years (2)	34,446	14,350	29,681
Loss reserve discount accretion	34,573	33,246	30,681
Total	7,771,657	7,131,595	6,372,142
Net payments for claims:			
Current year	1,375,478	1,278,585	1,217,078
Prior years	4,758,098	4,205,845	3,764,532
Total	6,133,576	5,484,430	4,981,610
Foreign currency translation	148,952	(142,344)	22,409
Net reserves at end of year	18,953,674	17,166,641	15,661,820
Ceded reserves at end of year	3,254,099	3,201,389	3,077,832
Gross reserves at end of year	$ 22,207,773	$ 20,368,030	$ 18,739,652
Net change in premiums and losses occurring in prior years:			
Increase in estimates for claims occurring in prior years (2)	$ (34,446)	$ (14,350)	$ (29,681)
Retrospective premium adjustments for claims occurring in prior years (3)	37,692	18,782	10,782
Net premium and reserve development on prior years	$ 3,246	$ 4,432	$ (18,899)

_____

(1) Claims occurring during the current year are net of loss reserve discounts of $56 million, $49 million and $47 million in 2025, 2024 and 2023, respectively.

(2) The change in estimates for claims occurring in prior years is net of loss reserve discount. On an undiscounted basis, the estimates for claims occurring in prior years increased by $29 million in 2025, increased by $13 million in 2024, and decreased by $13 million in 2023.

(3) For certain retrospectively rated insurance policies and reinsurance agreements, changes in loss and loss expenses for prior years are offset by additional or return premiums.

Also, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and note 13, Reserves for Losses and Loss Expenses included in our audited consolidated financial statements for further information regarding the changes in estimates for claims occurring in prior years.

A reconciliation between the reserves as of December 31, 2025 as reported in the accompanying consolidated GAAP financial statements and those reported on the basis of statutory accounting principles ("SAP") in the Company's U.S. regulatory filings is as follows:

(In thousands)		
Net reserves reported in U.S. regulatory filings on a SAP basis	$	17,994,572
Reserves for non-U.S. companies		1,055,260
Loss reserve discounting (1)		(101,538)
Ceded reserves		3,254,099
Allowance for expected credit losses on due from reinsurers		5,380
Gross reserves reported in the consolidated GAAP financial statements	$	22,207,773

_____

(1) For statutory purposes, the Company discounts its workers' compensation reinsurance reserves at 2.5% as prescribed or permitted by the Department of Insurance of the State of Delaware. In its GAAP financial statements, the Company discounts excess workers' compensation reserves at the risk-free rate and assumed workers' compensation reserves at the statutory rate.

Reinsurance

We follow a common industry practice of reinsuring a portion of our exposures and paying to reinsurers a portion of the premiums received on the policies that we write. Reinsurance is purchased principally to reduce net liability on individual risks and to protect against catastrophic losses. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer contractually liable to the insurer to the extent of the reinsurance coverage. We monitor the financial condition of our reinsurers and attempt to place our coverages only with substantial, financially sound carriers. As a result, generally the reinsurers who reinsure our casualty insurance must have an A.M. Best rating of "A (Excellent)" or better with at least $1 billion in policyholder surplus and the reinsurers who cover our property insurance must have an A.M. Best rating of "A- (Excellent)" or better with at least $1 billion in policyholder surplus.

Regulation

U.S. Regulation

Our U.S. insurance subsidiaries are principally regulated by their domiciliary state insurance departments and are subject to varying degrees of regulation and supervision in the other U.S. jurisdictions in which they do business. As of January 1, 2026, there are eight domiciliary states related to our U.S. insurance subsidiaries.

Overview. Our domestic insurance subsidiaries are subject to statutes which delegate regulatory, supervisory and administrative powers to state insurance commissioners. This regulation relates to such matters as the standards of solvency which must be met and maintained; the licensing of insurers and their agents; the nature of and limitations on investments; deposits of securities for the benefit of policyholders; approval of certain policy forms and premium rates; periodic examination of the affairs of insurance companies; annual and other reports required to be filed on the financial condition of insurers or for other purposes; establishment and maintenance of reserves for unearned premiums, loss expenses and losses; regulating certain transactions with affiliates; and requirements regarding numerous other matters. Our property casualty subsidiaries, other than our excess and surplus lines and reinsurance subsidiaries, must generally file all rates and policy forms with the insurance department of each state in which they operate. Our excess and surplus lines and reinsurance subsidiaries generally operate free of rate and form regulation.

Holding Company Statutes. In addition to regulatory supervision of our insurance subsidiaries, we are subject to state statutes governing insurance holding company systems. Under the terms of applicable state statutes, any person or entity desiring to purchase more than a specified percentage (commonly 10%) of our outstanding voting securities would be required to obtain prior regulatory approval of the purchase. Typically, such statutes require that we periodically file information with the appropriate domiciliary state insurance commissioner, including information concerning our capital structure, ownership, financial condition and general business operations. These statutes also provide that all transactions among members of a holding company system must be fair and reasonable and, if material or of specified types, such transactions require prior notice and approval or non-disapproval by the domiciliary insurance regulator.

We are required to submit to the Delaware Department of Insurance, the lead state regulator for our group, an annual "enterprise risk management report," which identifies the activities and circumstances of any affiliated company that might have a material adverse effect on the financial condition of our group or our U.S. licensed insurers. We must also annually submit to the Delaware Department of Insurance an Own Risk and Solvency Assessment Summary Report ("ORSA Report"), which is a confidential internal assessment of the material and relevant risks associated with an insurer's current business plan and the sufficiency of capital resources to support those risks. We are required, at least annually, to conduct an Own Risk and Solvency Assessment regarding the adequacy of our risk management framework and our current, and estimated projected future, solvency position. We must internally document the process and results of the assessment.

Under the National Association of Insurance Commissioners (the "NAIC") model holding company act adopted by the states, U.S. insurance regulators are authorized to lead or participate in the group-wide supervision of internationally active insurance groups ("IAIG"). In November 2019, the International Association of Insurance Supervisors ("IAIS"), an international standard setter, adopted a global framework for the supervision of IAIGs, as discussed below under "International Regulation." We received notice from the Delaware Department of Insurance in 2024 that we are considered an IAIG. As an IAIG, we may be subject to international oversight coordinated by the Delaware Department of Insurance.

In December 2024, the IAIS adopted a risk-based, group-wide global insurance capital standard ("ICS") applicable to IAIGs. In the U.S., a group calculation tool developed by the NAIC uses a risk-based capital aggregation methodology applied to all members of such group. The methodology uses a group capital ratio defined as the aggregate available capital divided by aggregate required capital. In 2024, the IAIS concluded that this aggregation methodology provides a comparable basis for the implementation of the ICS in the United States. The IAIS will undertake detailed assessments of member jurisdictions' methodologies for implementation of the ICS as early as 2027. The NAIC is currently working on refinements to the methodology in connection with the IAIS's assessment.

Under the Delaware holding company act and regulation, an insurer's ultimate controlling person is required to file a group capital calculation annually with the group's lead state regulator.

Cybersecurity and Privacy Regulations. New York's cybersecurity regulation applies to financial services institutions authorized by the New York State Department of Financial Services (the "NYDFS"), including our insurance subsidiaries licensed in New York. The regulation requires these entities to assess risks associated with their information systems and establish and maintain a cybersecurity program reasonably designed to protect consumers' private data and the confidentiality, integrity and availability of the licensee's information systems. The NYDFS adopted amendments to New York's cybersecurity regulation, that took effect in phases between November 2023 and November 2025, and which require additional reporting, governance and oversight measures, and enhanced cybersecurity safeguards to be implemented. The NAIC has adopted the Insurance Data Security Model Law (the "Cybersecurity Model Law") for consideration by state legislatures, which establishes standards for data security, the investigation of cybersecurity events involving the unauthorized access to, or misuse of, certain nonpublic information, and reporting to insurance commissioners regarding the same. The Cybersecurity Model Law imposes significant regulatory burdens intended to protect the confidentiality, integrity and availability of information systems. The Cybersecurity Model Law, or a form thereof, has been adopted by more than 25 states, including four of our U.S. insurance subsidiaries' domiciliary states. A drafting note in the Cybersecurity Model Law states that a licensee's compliance with New York's cybersecurity regulation is intended to constitute compliance with the Cybersecurity Model Law, but compliance remains a state-by-state issue requiring consideration of any state differences in implementation and enforcement of the Cybersecurity Model Law.

Certain other states have enacted or are considering laws and regulations related to privacy and data security. For example, the California Consumer Privacy Act ("CCPA") broadly regulates the collection, processing and disclosure of California residents' personal information, imposes limits on the "sale" of personal information and grants California residents certain rights to, among other things, access and delete data about them in certain circumstances. The CCPA also established a private right of action, with potentially significant statutory damages, whereby businesses that fail to implement reasonable security measures to protect against breaches of personal information could be liable to affected California consumers. In 2020,

California voters adopted the California Privacy Rights Act ("CPRA"), which amended the CCPA to impose additional limitations and obligations on covered businesses' use and sharing of certain personal data. The CPRA also established a new agency, the California Privacy Protection Agency, authorized to enforce the CCPA and promulgate regulations — including regulations that came into effect on January 1, 2026, to clarify the application of the CCPA to insurance companies. Compliance with the CCPA, as amended by the CPRA and the regulations promulgated thereunder, may increase the cost of providing our products and services in California.

A significant number of U.S. states have adopted, or are considering legislation similar to the CCPA. Additionally, the NAIC is drafting amendments to update its model Privacy of Consumer Financial and Health Information Regulation with a goal of adopting a revised model in 2026. Proposed updates reflect the extensive innovations in technology since the model regulation's initial adoption in 2020. They would expand the definition of nonpublic personal information; add consumer rights to request access, correction and deletion of nonpublic personal information; and add requirements for contracts with third-party service providers.

We cannot predict the impact, if any, that any current, proposed or future federal or state cybersecurity laws or regulations will have on our business, financial condition or results of operations.

Innovation and Technology. As a result of increased innovation and use of technology in the insurance sector, the NAIC and insurance regulators have been focusing on the use of "big data" technologies, such as artificial intelligence, machine learning and automated decision-making. In December 2023, the NAIC adopted the Model Bulletin on the Use of Artificial Intelligence Systems by Insurers (the "AI Bulletin"). The AI Bulletin has been adopted and issued by approximately half of U.S. states. In addition to affirming that the use of artificial intelligence must comply with existing state law, the AI Bulletin sets forth regulators' expectations on how insurers will develop, acquire and use artificial intelligence technologies including around the use of third-party data and models.

State insurance regulators are also focused on addressing unfair discrimination by insurers in the use of consumer data and technology. For example, Colorado has enacted a law that prohibits insurers from using external consumer data and information sources ("ECDIS"), as well as algorithms or predictive models that use ECDIS, in a way that unfairly discriminates based on race, color, national or ethnic origin, religion, sex, sexual orientation, disability, gender identity or gender expression. The Colorado Division of Insurance adopted regulations applicable to insurers writing life, private passenger auto or health benefit plans that require the adoption of a governance and risk management framework related to the use of artificial intelligence, machine learning and other technologies that utilize ECDIS, which applies to our insurance subsidiaries licensed in Colorado. The Colorado Division of Insurance has indicated its intent to extend these regulations to other lines of insurance. Similarly, in July 2024, the NYDFS issued Insurance Circular Letter 7 on the Use of Artificial Intelligence and External Consumer Data and Information Sources in Insurance Underwriting and Pricing, which applies to our insurance subsidiaries licensed in New York. Circular Letter 7 sets forth fairness principles, transparency requirements, and governance and risk management responsibilities for insurers under NYDFS' jurisdiction that develop and/or use ECDIS, artificial intelligence systems, and other predictive models in underwriting and pricing insurance policies and annuity contracts.

In December 2025, the NAIC proposed for comment a regulatory framework focused on insurers' use of data and predictive models provided by third parties.

We cannot predict whether additional states will adopt the AI Bulletin or a similar regulation, or what, if any, changes to laws or regulations may be enacted with regard to "big data" or artificial intelligence technologies.

Risk-Based Capital Requirements. The NAIC utilizes a Risk-Based Capital ("RBC") formula that is designed to measure the adequacy of an insurer's statutory surplus in relation to the risks inherent in its business. The RBC formula develops a risk adjusted target level of adjusted statutory capital by applying certain factors to various asset, premium and reserve items. The NAIC RBC Model Law provides for four incremental RBC levels of action or regulatory control for insurers whose surplus is below the associated RBC target. These RBC levels of attention range in severity from requiring the insurer to submit a plan for corrective action to actually placing the insurer under regulatory control. The RBC of each of our domestic insurance subsidiaries exceeded any RBC action level as of December 31, 2025.

Insurance Regulatory Information System. The NAIC also has developed a set of 13 financial ratios for property and casualty insurers referred to as the Insurance Regulatory Information System ("IRIS"). On the basis of statutory financial statements filed with state insurance regulators, the NAIC annually calculates these IRIS ratios to assist state insurance regulators in monitoring the financial condition of insurance companies. The NAIC has established an acceptable range for each of the IRIS financial ratios.

Guaranty Funds. Our U.S. insurance subsidiaries are also subject to assessment by state guaranty funds in states where we transact admitted business when an insurer in a particular jurisdiction has been judicially declared insolvent and the insolvent company's available funds are insufficient to pay policyholders and claimants the amounts to which they are entitled.

The protection afforded under a state's guaranty fund to policyholders of the insolvent insurer varies from state to state. Generally, all licensed property casualty insurers are considered to be members of the fund, and assessments are based upon their pro rata share of direct written premiums in that state. The NAIC Post-Assessment Property and Liability Insurance Guaranty Association Model Act, a version of which has been adopted by all states, limits assessments to 2% of an insurer's subject premiums and permits recoupment of assessments through rate setting. Likewise, several states (or underwriting organizations of which our insurance subsidiaries are required to be members) have limited assessment authority with regard to deficits in certain lines of business.

Additionally, state insurance laws and regulations require us to participate in mandatory property-liability "shared market," "pooling" or similar arrangements that provide certain types of insurance coverage to individuals or others who otherwise are unable to purchase coverage voluntarily provided by private insurers. Shared market mechanisms include assigned risk plans and fair access to insurance requirement or "FAIR" plans. In addition, some states require insurers to participate in reinsurance pools for claims that exceed specified amounts. Our participation in these mandatory shared market or pooling mechanisms generally is related to the amount of our direct writings for the type of coverage written by the specific mechanism in the applicable state.

Dividends. We receive funds from our insurance company subsidiaries in the form of dividends and management fees for certain management services. Annual dividends in excess of maximum amounts prescribed by state statutes may not be paid without the approval of the insurance commissioner of the state in which an insurance subsidiary is domiciled. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

Trade Practices. State insurance laws and regulations include numerous provisions governing trade practices and the marketplace activities of insurers, including provisions governing marketing and sales practices, policyholder services, claims management and complaint handling. State regulatory authorities generally enforce these provisions through periodic market conduct examinations.

Investment Regulation. Investments by our domestic insurance companies must comply with applicable laws and regulations which prescribe the kind, quality and concentration of investments. In general, these laws and regulations permit investments in federal, state and municipal obligations, corporate bonds, preferred and common equity securities, mortgage loans, real estate and certain other investments, subject to specified limits and certain other qualifications. Investments that do not comply with these limits and qualifications are deducted in our insurance subsidiaries' calculation of their statutory capital and surplus.

Terrorism Risk Insurance. The Terrorism Risk Insurance Act of 2002 established a Federal program that provides for a system of shared public and private compensation for insured losses resulting from acts of terrorism. Pursuant to the Terrorism Risk Insurance Program Reauthorization Act of 2019 ("TRIPRA"), the program was extended until December 31, 2027.

TRIPRA provides a federal backstop to all U.S. based property and casualty insurers for insurance related losses resulting from any act of terrorism on U.S. soil or against certain U.S. air carriers, vessels or foreign missions. TRIPRA is applicable to almost all commercial lines of property and casualty insurance but excludes auto, burglary and theft, surety, workers' compensation, professional liability and farm owners' multi-peril insurance. Insurers with direct commercial property and casualty insurance exposure in the United States are required to participate in the program and make available coverage for certified acts of terrorism. TRIPRA's definition of certified acts includes domestic terrorism. Federal participation will be triggered under TRIPRA when the Secretary of Treasury certifies an act of terrorism.

Under the program, the federal government will pay 80% of an insurer's covered losses in excess of the insurer's applicable deductible. The insurer's deductible is calculated as 20% of earned premium for the prior year for covered lines of commercial property and casualty insurance. Based on our 2025 earned premiums, our aggregate deductible under TRIPRA during 2026 will be approximately $1,835 million. The federal program will not pay losses for certified acts unless such losses exceed $200 million industry-wide for any calendar year. TRIPRA limits the federal government's share of losses at $100 billion for a program year. In addition, an insurer that has satisfied its deductible is not liable for the payment of losses in excess of the $100 billion cap.

Excess and Surplus Lines. The regulation of our U.S. subsidiaries' excess and surplus lines insurance business differs significantly from the regulation of our admitted business. Our surplus lines subsidiaries are subject to the surplus lines regulation and reporting requirements of the jurisdictions in which they are eligible to write surplus lines insurance. Although surplus lines business is generally less regulated than admitted business, principally with respect to rates and policy forms, strict regulations apply to surplus lines placements in the laws of every state and the regulation of surplus lines insurance may undergo changes in the future. Federal or state measures may be introduced to increase the oversight of surplus lines insurance in the future.

Climate Change and Financial Risks. The NAIC and state insurance regulators continue to evaluate issues related to the management of climate risk. In 2022, the NAIC adopted a standard for insurance companies to report their climate-related risks as part of its annual Climate Risk Disclosure Survey, which applies to insurers that meet the reporting threshold of $100 million in U.S. direct premium and are licensed in one of the participating jurisdictions. The NYDFS's 2020 circular letter, which applies to our insurance subsidiaries licensed in New York, states that regulated insurers are expected to integrate financial risks related to climate change into their governance frameworks, risk management processes, business strategies and scenario analysis, and develop their approach to climate-related financial disclosure. For example, an insurer should designate a board member or board committee, as well as a senior management function, to oversee the management of financial risks associated with climate change. The NYDFS also adopted an amendment to the regulation governing enterprise risk management, which applies to our insurance subsidiaries licensed in New York, that requires an insurance group's enterprise risk management function to address certain additional risks, including climate change risk.

In addition, the Federal Insurance Office (the "FIO") is authorized to monitor the U.S. insurance industry under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), as discussed below under "Federal Regulation." Pursuant to this statutory authority, the FIO is assessing how the insurance sector may mitigate climate risks and help achieve national climate-related goals. In June 2023, the FIO released a report urging insurance regulators to adopt climate-related risk-monitoring guidance in order to enhance their regulation and supervision of insurers.

In 2023, California adopted laws establishing climate disclosure and climate-related financial risk reporting requirements that apply to companies doing business in California that meet applicable revenue thresholds. The Company may be subject to the disclosure requirements of the Climate Corporate Data Accountability Act, requiring entities with more than $1.0 billion in annual revenue to annually disclose emissions on a phased timeline. In November 2025, the Ninth Circuit granted an injunction pending appeal staying the enforcement of California Senate Bill 261, the California law requiring certain companies to publish a climate risk report.

Diversity and Corporate Governance.The NAIC and state insurance regulators also continue to evaluate issues related to diversity within the insurance industry, such as the diversity of an insurer's board of directors and management. In March 2021, the NYDFS issued a circular letter stating that it expects the insurers it regulates, such as our insurance subsidiaries licensed in New York, to make diversity of their leadership a business priority and a key element of their corporate governance, and it includes diversity-related questions in its examination process. In addition, the NAIC is examining practices in the insurance industry in order to determine how barriers are created that disadvantage or discriminate against people of color or historically underrepresented groups. NAIC goals include improving access to different types of insurance products in minority communities, addressing issues related to affordability, and providing guidance to regulators on ways to improve insurance access and the understanding of insurance in underserved communities. See "Human Capital Resources" below.

Federal Regulation. The federal government and its regulatory agencies generally do not directly regulate the business of insurance, although federal initiatives could have an impact on our business in a variety of ways. The Dodd-Frank Act effected sweeping changes to financial services regulation in the United States, and created two federal government bodies, the FIO and the Financial Stability Oversight Council (the "FSOC"). The FIO does not have general supervisory or regulatory authority over the business of insurance, although it has preemption authority over state insurance laws that conflict with certain international agreements, as discussed below. The FIO also has authority to represent the United States in international insurance matters and is authorized to monitor the U.S. insurance industry and identify potential regulatory gaps that could contribute to systemic risk.

The Dodd-Frank Act also incorporated the Nonadmitted and Reinsurance Reform Act of 2010 ("NRRA"), which became effective on July 21, 2011, and establishes national uniform standards on how states may regulate and tax surplus lines insurance. In particular, the NRRA gives regulators in the home state of an insured exclusive authority to regulate and tax surplus lines insurance transactions. In August 2023, the NAIC adopted revisions to its Nonadmitted Insurance Model Act intended to implement the changes to the regulation of surplus lines insurance resulting from the NRRA.

The Dodd-Frank Act authorizes the Secretary of the Treasury and U.S. Trade Representative to enter into international agreements of mutual recognition regarding the prudential regulation of insurance or reinsurance. The U.S. and the European Union ("EU") signed such a covered agreement (the "EU Covered Agreement") in September 2017, which addresses three areas of prudential supervision: reinsurance, group supervision and the exchange of information between the U.S. and EU.

In December 2018, the U.S. Department of the Treasury and the Office of the U.S. Trade Representative entered into a covered agreement with the U.K. (the "U.K. Covered Agreement," and together with the EU Covered Agreement, the "Covered Agreements") in anticipation of the U.K.'s exit from the EU. The U.K. Covered Agreement largely reflects the provisions of the EU Covered Agreement and incorporates the same timeframes within it.

Under the Dodd-Frank Act, the FIO has preemption authority over state insurance laws that conflict with the Covered Agreements as of September 1, 2022, such as state credit for reinsurance laws that result in non-U.S. reinsurers subject to the Covered Agreements being treated less favorably than U.S. reinsurers. The NAIC amended its Credit for Reinsurance Model Law to satisfy the substantive and timing requirements of the Covered Agreements, which amendments have been enacted by all states. However, the FIO did not take any preemption action as a result of inconsistency between the Covered Agreements and state credit for reinsurance laws. Under the Covered Agreements, reinsurance collateral requirements no longer apply to qualifying EU and U.K. reinsurers. The amended Credit for Reinsurance Model Law also extends the zero reinsurance collateral provisions in the Covered Agreements to qualified reinsurers domiciled in U.S. jurisdictions that are accredited by the NAIC and to non-U.S. jurisdictions that have not entered into a covered agreement with the U.S. but which the NAIC has identified as "reciprocal jurisdictions" pursuant to the NAIC Qualified Jurisdiction Process.

We cannot currently predict the impact of these changes to the law or whether any other covered agreements will be successfully adopted, and cannot currently estimate the impact of these changes to the law and any such adopted covered agreements on our business, financial condition or operating results.

The Dodd-Frank Act authorizes the FSOC to designate an insurer as a "systemically important financial institution" or a "non-bank SIFI" if the insurer's material financial distress could pose a systemic risk to the financial system or the nature or scale of its activities could pose a threat to U.S. financial stability. The FIO can recommend that an insurer be designated as a non-bank SIFI, which would subject the company to Federal Reserve supervision and heightened prudential standards. There are currently no such non-bank SIFIs designated by the FSOC. In November 2023, the FSOC adopted final guidance that established a process for designating certain financial companies as non-bank SIFIs. The revised process is based on the consideration of risk factors set forth in an analytic framework, which describes how the FSOC intends to monitor a broad range of institutions and activities and respond to potential risks to U.S. financial stability. The financial vulnerabilities that most often contribute to this type of risk include leverage, liquidity risk and maturity mismatch, inadequate risk management, concentration and destabilizing activities. Under the guidance, the FSOC is no longer required to conduct a cost-benefit analysis and an assessment of the likelihood of a non-bank financial company's material financial distress before considering the designation of the company. The revised process could have the effect of simplifying and shortening FSOC's procedures for designating certain financial companies as non-bank SIFIs.

Based upon our current business model and balance sheet, we do not believe that we will be designated by the FSOC as such an institution. Although the potential impact of any future amendments to the Dodd-Frank Act on the U.S. insurance industry is not clear, our business could be affected by changes to the U.S. system of insurance regulation or our designation or the designation of insurers or reinsurers with which we do business as non-bank SIFIs.

International Regulation

Our insurance subsidiaries based in the United Kingdom are regulated by the Prudential Regulation Authority ("PRA") and/or the Financial Conduct Authority ("FCA"). The PRA's primary objectives with regard to insurers are to promote the safety and soundness of insurers and to contribute to the securing of an appropriate degree of protection for current and future policyholders. The FCA has three operational objectives: (i) to secure an appropriate degree of protection for consumers, (ii) to protect and enhance the integrity of the United Kingdom's financial system, and (iii) to promote effective competition in the interests of consumers in the financial services markets. The PRA and FCA employ a variety of regulatory tools to achieve their objectives, including periodic auditing and reporting requirements, risk assessment reviews, minimum solvency margins and individual capital assessment requirements, dividend restrictions, in certain cases, approval requirements governing the appointment of key officers, approval requirements governing controlling ownership interests and various other requirements.

Our Lloyd's managing agency is also regulated by Lloyd's, and the Lloyd's syndicate business is subject to Lloyd's supervision. Through Lloyd's, we are licensed to write business in various countries throughout the world by virtue of Lloyd's international licenses. In each such country, we are subject to the laws and insurance regulation of that country. Our insurance subsidiary based in Liechtenstein is regulated by the Financial Market Authority of Liechtenstein ("FMA"), which has regulatory tools analogous to those of the U.K. regulators noted above.

Additionally, U.K. and Liechtenstein laws and regulations also impact us as "controllers" of our European-regulated subsidiaries, whereby we are required to notify the appropriate authorities about significant events relating to such regulated subsidiaries' controllers (i.e. persons or entities which have certain levels of direct or indirect voting power or economic interests in the regulated entities) as well as changes of control, and to submit annual reports regarding their controllers. The PRA/FCA's Senior Managers and Certification Regime and analogous regulation in Liechtenstein further provide regulatory frameworks for standards of fitness and propriety, conduct and accountability for individuals in positions of responsibility at insurers. In addition, certain employees are individually registered at Lloyd's.

Our insurance business throughout the EU and EEA is subject to "Solvency II," an insurance regulatory regime governing, among other things, capital adequacy and risk management. Following the U.K.'s withdrawal from the EU, or Brexit, our Lloyd's managing agency (and the U.K. branch of our Liechtenstein subsidiary) are now subject to a separate U.K. prudential regime, which derives from Solvency II but has begun to diverge from it. Accordingly, the U.K.'s HM Treasury revoked all U.K. insurance legislation derived from EU law (referred to as Solvency II "assimilated law") effective December 31, 2024, and broadly reinstated it via additional rules, which will eventually be known as "Solvency U.K." Additionally, in December 2023, the U.K. adopted legislative reforms that amended various parts of the U.K.'s prudential regime, including the risk margin, matching adjustment requirements and regulatory reporting obligations. The PRA also has amended parts of its Rulebook, to reduce the overall regulatory burden on U.K. authorized insurers and to make the U.K. market more internationally competitive. The PRA's amendments were implemented in full from the end of 2024.

Similarly, the EU's legislative bodies have undertaken a review of Solvency II and have adopted revisions to the current Solvency II rules. EU member states have until the end of January 2027 to implement these amendments into their respective domestic legislation.

Solvency II provides for the supervision of group solvency. Under Solvency II, it is possible that the U.S. parent of a European Union subsidiary could be subject to certain Solvency II requirements if the U.S. company is not already subject to regulations deemed "equivalent" to Solvency II. Currently, the U.S. system of insurance regulation relating to group supervision is not deemed "equivalent" to Solvency II by European Union authorities. The PRA will also perform separate, but comparable, assessments of group solvency under the U.K.'s own domestic prudential regime in relation to a U.K. branch of a foreign insurer, including those of insurers that are regulated in the EEA.

The Liechtenstein financial services regulator, the FMA, is the group supervisor for our European-regulated subsidiaries. However, the Covered Agreements prohibit any EU supervisor or the PRA (if applicable) from exercising group- wide supervision at any level above the highest company organized in the country of that supervisor.

We must also comply with the EU General Data Protection Regulation (EU) 2016/879) ("GDPR"), including EEA member state legislation implementing the GDPR. The regulation's goal is to provide increased individual rights and protections for all personal data located in or originating from the EU. The Data Protection Act 2018 and the U.K. General Data Protection Regulation, which is the retained EU law version of the GDPR by virtue of the European Union (Withdrawal) Act 2018 and as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019 (together, "U.K. GDPR"), regulate data protection for all individuals within the U.K. Both the GDPR and the U.K. GDPR are extraterritorial in that they apply to all businesses in the EU and the U.K. respectively, and any business outside the EU and the U.K. that target services to, or monitors the behavior of individuals in, the EU and/or U.K., and that process the personal data of individuals in the EU and/or the U.K. Moreover, there are significant fines associated with non-compliance. In particular, we need to monitor our compliance with all relevant member states' laws and regulations, including where permitted derogations from the GDPR and the U.K. GDPR are introduced. The introduction of the GDPR and the U.K. GDPR, and any resultant changes in EU member states' or U.K. national laws and regulations, has increased our compliance obligations and has necessitated the review and implementation of policies and processes relating to our collection and use of data, and has required us to change our business practices regarding these matters.

In addition, we may become subject to or affected by regulatory policies adopted by the IAIS, an international standard setter consisting of supervisors and regulators from more than 200 jurisdictions. The aim of the IAIS is to develop and assist in the implementation of effective and consistent regulation of insurer solvency standards and group supervision of insurance groups in response to the increasing globalization of the insurance sector. In November 2019, the IAIS formally adopted a global framework for the supervision of IAIGs, which is referred to as the Common Framework for the Supervision of Internationally Active Insurance Groups, or "ComFrame." ComFrame is intended to provide a framework of basic standards for IAIGs and a process for supervisors to cooperate in the supervision of IAIGs. Also in November 2019, the IAIS agreed to a version of a risk-based group-wide global insurance capital standard ("ICS") that was intended to apply to IAIGs and ultimately form a part of ComFrame. The ICS was adopted by the IAIS in December 2024 as a group-wide prescribed capital requirement for IAIGs and integrated into the rest of ComFrame. IAIS member states will now update their domestic insurance capital requirements where necessary to fully reflect the ICS.

The IAIS has also separately concluded that an aggregation method approach to a group capital standard, which forms part of the NAIC's group capital calculation, could provide a basis of the implementation of the ICS that would produce comparable outcomes to the ICS. In reaching this determination, the IAIS also highlighted certain areas where it will be necessary for the U.S. to undertake further work as part of implementing the aggregation method to ensure convergence with the ICS. The NAIC has indicated that it intends to work domestically on its approach to the aggregation method as the U.S. implementation of the ICS and will collaborate with the IAIS. Once finalized and implemented, the aggregation method could thereafter be used by US-headquartered IAIGs as a method of group solvency calculation. We have received notice from

Delaware, our lead state insurance regulator, that we are considered an IAIG. As an IAIG, we may be subject to international oversight coordinated by the Delaware Department of Insurance.

Our international operations are also subject to varying degrees of regulation in Mexico, Australia and Canada and in certain other countries in Europe, South America, and Southeast Asia. Generally, our subsidiaries must satisfy local regulatory requirements. While each country imposes licensing, solvency, auditing and financial reporting requirements, the type and extent of the requirements differ substantially. Key areas where country regulations may differ include: (i) the type of financial reports to be filed; (ii) a requirement to use local intermediaries; (iii) the amount of reinsurance permissible; (iv) the scope of any regulation of policy forms and rates; and (v) the type and frequency of regulatory examinations.

Our international operations are also subject to increasing regulation governing the management of climate risk. In the United Kingdom, the PRA recognizes that climate change represents both an underwriting and investment risk, and that losses can be incurred from physical climate change-related changes and the global adjustment towards a low-carbon economy. Insurers are therefore expected to reflect the consideration of the financial risks from climate change in their governance arrangements, including allocating responsibility for managing these risks to identified senior management and committees. Insurers must also monitor and manage the financial risk posed by climate change as part of their risk management frameworks, which would involve scenario testing over a range of time horizons and reporting to the board on identified risks. Financial risks from climate change should also form part of insurers' public regulatory disclosures.

Similarly, the EU's latest revisions to Solvency II contain specific regulations relating to the management of climate and environmental risks. When implemented into EU member states' legislation, insurers must incorporate these risks into their own risk and solvency assessments and perform stress testing on the impact of long-term climate change scenarios on their business. Insurers would also need to include information on any material exposure to climate change-related risks in their public regulatory disclosures. The updated Solvency II text requires the European Insurance and Occupational Pensions Authority, the supervisory authority for the EU insurance industry, to periodically (and at least every five years) review the scope and calibration of the natural catastrophe risk module used in the standard formula for calculating insurers' capital requirements using the latest available climate science.

Competition

The property casualty insurance and reinsurance businesses are highly competitive, with many insurance companies of various sizes, as well as other entities offering risk alternatives such as self-insured retentions or captive programs, transacting business in the United States and internationally. We compete directly with a large number of these companies. Competition in our industry is largely measured by the ability to provide insurance and services at a price and on terms that are reasonable and acceptable to the customer. Our strategy in this highly fragmented industry is to seek specialized areas or geographic regions where our businesses can gain a competitive advantage by responding quickly to changing market conditions. Our businesses establish their own pricing practices based upon a Company-wide philosophy to price products with the intent of making an underwriting profit.

Competition for insurance business within the United States comes from other specialty insurers, regional carriers, large national multi-line companies and reinsurers. Our specialty businesses compete with excess and surplus insurers as well as standard carriers. Our regional businesses compete with mutual and other regional stock companies as well as national carriers. Additionally, direct writers of property casualty insurance compete with our regional businesses by writing insurance through their salaried employees, generally at a lower acquisition cost than through independent agents such as those used by the Company. We compete internationally with native insurance operations both large and small, which in some cases are related to government entities, as well as with branches or local subsidiaries of multinational companies.

Competition for reinsurance business, which is especially strong, comes from domestic and foreign reinsurers, which produce their business either on a direct basis or through the broker market. These competitors include Swiss Re, Munich Re, Berkshire Hathaway, Hannover Re and others.

Various institutional investors participate in the property and casualty insurance and reinsurance industries. Well-capitalized new entrants to the property and casualty insurance and reinsurance industries, or existing competitors that receive substantial infusions of capital, provide increasing competition, which may adversely impact our business and profitability. Further, an expanded supply of reinsurance capital may lower costs for insurers that rely on reinsurance and, as a consequence, those insurers may be able to price their products more competitively.

Human Capital Resources

As of January 15, 2026, we employed 8,804 individuals. Of this number, our subsidiaries employed 8,678 individuals and the remaining individuals were employed at the parent company.

We believe that our people are our greatest asset and that our corporate culture is the most important intangible driver of long-term value creation for our Company and the highest priority for pursuing long-term risk-adjusted returns and growth in stockholder value.

Human Capital Management: The Company fosters a performance culture. We are focused on creating a respectful, rewarding, diverse, and inclusive work environment that allows our employees to build meaningful and productive careers. The success of these human capital management objectives is essential to our strategy, as it is our people who drive our success. We invest in their growth as individuals and professionals through training and engagement, as well as in their well-being through robust health and wellness programs and a commitment to diversity.

The Company provides developmental opportunities for our employees through formal and informal programs that focus on enabling employees to build skills and thought leadership in specific facets of our business. Our leadership programs cultivate the talent of our high-potential, strong-performing employees as we strive to deepen, enhance and diversify the Company's leadership team.

We strive to align employee incentives with the risk and performance frameworks of the Company. The Company's "pay for performance" philosophy connects individual, business and Company results to employee compensation, providing employees with opportunities to share in the Company's overall growth and success. The Company offers employees a comprehensive benefits package, including health and wellness, financial, educational and life management benefits. In addition, we support employees in making an impact in their local communities and globally through environmental and social efforts that are meaningful to them.

Our Board of Directors engages with our senior leadership team, including our senior vice president - human resources, on a periodic basis across a range of human capital management issues, including succession planning and development, compensation, benefits, talent recruiting and retention, engagement, diversity and inclusion, and employee feedback.

Culture: The Board of Directors has recognized Accountability, People Oriented Strategy, Responsible Financial Practices, Risk-Adjusted Returns and Transparency as the elements of corporate culture necessary for the Company to achieve success. Our culture unifies our employees across our decentralized business model, positions us to serve our diverse clients globally and propels the Company's continuous evolution.

We are committed to fostering a unifying culture and encouraging innovation across our enterprise. Our culture encompasses the beliefs that (i) specialized knowledge and having a customer-centric focus are competitive advantages and (ii) an environment that promotes integrity, embraces the commitment to "always do right," fosters entrepreneurship and innovation, and values making thoughtful decisions for the long-term benefit of our enterprise. While there is no one "Berkley" way, each of our businesses has its own culture that embodies a shared set of values that define our enterprise. Our structure, with 60 distinct businesses, facilitates the prompt identification of and appropriate action with respect to addressing individual business or cultural issues arising within a business, without affecting the larger enterprise. Furthermore, our businesses are overseen by senior corporate business managers and senior corporate functional managers, including actuarial, claims, compliance, enterprise risk management, finance, insurance risk management and underwriting, providing a governance oversight structure that makes it easier to identify such issues. Because our Board of Directors diligently exercises its risk management oversight through, among other activities, regular interactions with employees beyond corporate senior management, our directors have visibility into and receive timely feedback on cultural issues that may affect our business.

As significant owners of our Company who are required to hold their shares until separation from service, each of our directors and senior executives have a vested interest in cultivating talent and perpetuating a culture that facilitates the execution of our long-term objectives.

Other Information about the Company's Business

We maintain an interest in evaluating the startup of possible new ventures and the acquisition of complementary businesses on an ongoing basis. In addition, our businesses develop new coverages or enter lines of business to meet the needs of insureds.

Seasonal weather variations and other events affect the severity and frequency of losses sustained by the insurance and reinsurance businesses. Although the effect on our business of catastrophes such as tornadoes, hurricanes, hailstorms, wildfires, earthquakes and terrorist acts may be mitigated by reinsurance, they nevertheless can have a significant impact on the results of any one or more reporting periods.

We have no customer that accounts for 10 percent or more of our consolidated revenues.

Compliance by W. R. Berkley and its subsidiaries with federal, state and local provisions that have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to protection of the environment, has not had a material effect upon our capital expenditures, earnings or competitive position.

The Company's internet address is www.berkley.com. The information on our website is not incorporated by reference in this annual report on Form 10-K. The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act and other reports filed by us or with respect to our securities by others are accessible free of charge through this website as soon as reasonably practicable after they have been electronically filed with or furnished to the SEC.

ITEM 1A. RISK FACTORS

Our businesses face significant risks. If any of the events or circumstances described as risks below occur, our businesses, results of operations and/or financial condition could be materially and adversely affected. In addition to those described below, our businesses may also be adversely affected by risks and uncertainties not currently known to us or that we currently consider immaterial.

Risks Relating to Our Industry

Our results may fluctuate as a result of many factors, including cyclical changes in the insurance and reinsurance industry.

The results of companies in the property casualty insurance industry historically have been subject to significant fluctuations and uncertainties in supply and demand and pricing, causing cyclical changes in the insurance and reinsurance industry.

The demand for insurance is influenced primarily by general economic conditions, including the impact of tariffs, while the supply of insurance is often directly related to available capacity based on the perceived profitability of the business. The adequacy of premium rates is affected mainly by the severity and frequency of claims, which are influenced by many factors, including natural disasters and other catastrophic events, regulatory measures and court decisions that define and expand the extent of coverage, and the effects of economic and social inflation on the amount of claims payments due for injuries or losses. In addition, investment rates of return impact rate adequacy. These factors can have a significant impact on ultimate profitability because a property casualty insurance policy is priced before its costs are known as premiums usually are determined long before claims are reported. These factors could produce results that would have a negative impact on our results of operations and financial condition.

The uncertainty of an insurer's ultimate loss costs, and fluctuating competitive conditions, result in alternating periods of "hard" markets (more profitable for insurers) and "soft" markets (less profitable for insurers). In recent years, improvement (or deterioration) in various lines of property casualty insurance has become less uniform in its cyclicality, with changes frequently happening at different rates, and even at times in different directions. Recently, insurance rates have generally moderated for many lines of business, particularly for property lines, which in some instances are experiencing rate decreases. Rates for workers' compensation and certain professional liability lines of business continue to decrease.

We face significant competitive pressures in our businesses, which can pressure premium rates in certain areas and could harm our ability to maintain or increase our profitability and premium volume in some parts of our business.

We compete with a large number of other companies in our selected lines of business. We compete, and will continue to compete, with major U.S. and non-U.S. insurers and reinsurers, other regional companies, as well as mutual companies, specialty insurance companies, underwriting agencies, diversified financial services companies and insurtech companies. Competitiveness in our businesses is based on many factors, including premium charges, ratings assigned by independent rating agencies, commissions paid to producers, the perceived financial strength of the company, other terms and conditions offered, services provided, ease of doing business, speed of claims payment and reputation and experience in the lines to be written. Periods of insurance industry consolidation may further increase competition in some parts of our business and may cause our insurance subsidiaries to incur greater customer retention and acquisition expenses, affecting the profitability of existing and new business. At times, we face significant competition in our business as a result of existing insurers seeking to gain or maintain market share as well as new entrants and capital providers.

Various types of investors seek to participate in the property and casualty insurance and reinsurance industries. Well-capitalized new entrants to the property and casualty insurance and reinsurance industries, or existing competitors that receive substantial infusions of capital or access to third-party capital, provide increasing competition, which may adversely impact our business and profitability. Further, an expanded supply of capital may lower costs for insurers and, as a consequence, those insurers may be able to price their products more competitively. In addition, technology companies or other third parties have created, and may in the future create technology-enabled business models, processes, platforms or alternate distribution channels that may adversely impact our competitive position in some parts of our business.

Some of our competitors, particularly in the reinsurance business, have greater financial and/or marketing resources than we do. These competitors within the reinsurance market include Swiss Re, Munich Re, Berkshire Hathaway and Hannover Re. Perceived financial strength, in particular, is important as customers seek high quality reinsurers.

This intense competition could cause the supply and/or demand for insurance or reinsurance to change, which affect our ability to price our products at attractive rates and retain existing business or write new products at adequate rates or on terms

and conditions acceptable to us. If we are unable to retain existing business or write new business at adequate rates or on terms and conditions acceptable to us, our results of operations could be materially and adversely affected.

Recently, insurance rate increases have generally moderated for many lines of business, particularly for property lines, which in some instances are experiencing rate decreases. Rates for workers' compensation and certain professional liability lines of business continue to decrease. Loss costs continue to increase, principally due to continued social inflation. Current price levels for certain lines of business may remain below the prices required for us to achieve our long-term return objectives. We expect to continue to face strong competition in our business.

Our actual claims losses may exceed our reserves for claims, which may require us to establish additional reserves.

Our gross reserves for losses and loss expenses were approximately $22.2 billion as of December 31, 2025. Our loss reserves reflect our best estimates of the cost of settling claims and related expenses with respect to insured events that have occurred.

Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what management expects the ultimate settlement and claims administration will cost for claims that have occurred, whether known or unknown. The major assumptions about anticipated loss emergence patterns are subject to unanticipated fluctuation. These estimates, which generally involve actuarial projections, are based on management's assessment of facts and circumstances then known, as well as estimates of future trends in claims severity and frequency, inflation, judicial theories of liability, reinsurance coverage, legislative changes and other factors, including the actions of third parties, which are beyond our control.

The inherent uncertainties of estimating reserves are greater for certain types of liabilities, where long periods of time elapse before a definitive determination of liability is made and settlement is reached. In periods with increased economic volatility, it becomes more difficult to accurately estimate claim costs. It is especially difficult to estimate the impact of inflation on loss reserves given the current economic environment and related government actions. Both inflation overall and medical cost inflation, which has historically been greater than inflation overall, can have an adverse impact. In addition, although the Company has estimated the potential COVID-19 impact to its contingency and event cancellation, workers' compensation, and other lines of business under a number of possible scenarios, there remains uncertainty around COVID-19's ultimate impact on the Company and its related reserves.

Reserve estimates are continually refined in an ongoing process as experience develops and further claims are reported and settled. Adjustments to reserves are reflected in the results of the periods in which such estimates are changed. Because setting reserves is inherently uncertain, we cannot assure that our current reserves will prove adequate in light of subsequent events. Should we need to increase our reserves, our pre-tax income for the reporting period would decrease by a corresponding amount.

We discount our reserves for excess and assumed workers' compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting liabilities. The expected loss and loss expense payout pattern subject to discounting is derived from our loss payout experience. Changes in the loss and loss expense payout pattern are recorded in the period they are determined. If the actual loss payout pattern is shorter than anticipated, the discount will be reduced and pre-tax income will decrease by a corresponding amount.

The effects of emerging claim and coverage issues on our business are uncertain.

As industry practices and economic, legal, judicial, social, technological and other environmental conditions change, unexpected and unintended issues related to claim and coverage frequently emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. Examples of emerging claims and coverage issues include, but are not limited to:

- judicial expansion of policy coverage and a greater propensity to grant claimants more favorable amounts and the impact of new theories of liability;

- plaintiffs targeting property and casualty insurers, including us, in purported class action litigation relating to claims-handling and other practices;

- social inflation trends, including higher and more frequent claims, more favorable judgments and legislated increases;

- medical developments that link health issues to particular causes, resulting in liability claims;

- claims relating to unanticipated consequences of current or new technologies, including cyber security related risks;

- claims relating to potentially changing climate conditions; and

- increased claims due to third party funding of litigation.

In some instances, these emerging issues may not become apparent for some time after we have issued the affected insurance policies. As a result, the full extent of liability under our insurance policies may not be known until many years after the policies are issued.

In addition, the potential passage of new legislation designed to expand the right to sue, to remove limitations on recovery, to extend the statutes of limitations or otherwise to repeal or weaken tort reforms could have an adverse impact on our business.

The effects of these and other unforeseen emerging claim and coverage issues are difficult to predict and could harm our business and materially and adversely affect our results of operations.

As a property casualty insurer, we face losses from natural and man-made catastrophes.

Property casualty insurers are subject to claims arising out of catastrophes that may have a significant effect on their results of operations, liquidity and financial condition. Catastrophe losses have had a significant impact on our results. For example, current accident year catastrophe losses net of reinsurance recoveries were $336 million in 2025, $298 million in 2024 and $195 million in 2023. Similarly, man-made catastrophes can also have a material impact on our financial results. Depending on market conditions and other factors, we may seek to increase our writing of property casualty insurance, and, accordingly, our exposure to catastrophic events would be increased.

Catastrophes can be caused by various events, including hurricanes, windstorms, earthquakes, tsunamis, hailstorms, explosions, severe winter weather and wildfires, pandemics, as well as terrorist and other man-made activities, including drilling, mining and other industrial accidents, the bankruptcy of a major company, war or other military actions, social unrest,
cyber events or terrorist activities. The incidence and severity of catastrophes are inherently unpredictable, and longer-term natural catastrophe trends may be changing due to climate change causing increased variability and unpredictability. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Some catastrophes are restricted to small geographic areas; however, hurricanes, earthquakes, tsunamis and other disasters may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of our property and casualty lines, and most of our past catastrophe-related claims have resulted from severe storms. Seasonal weather variations or the impact of climate change may affect the severity and frequency of our losses. Insurance companies are not permitted to reserve for a catastrophe until it has occurred. It is therefore possible that a catastrophic event or multiple catastrophic events could produce significant losses and have a material adverse effect on our results of operations and financial condition.

New or emerging pandemics, whether related to COVID-19 or otherwise, may materially and adversely affect our results of operations, financial position and liquidity in the future.

New or emerging pandemics, whether related to COVID-19 or otherwise, may materially and adversely affect our results of operations, financial position and liquidity, including the following:

- Legislative and regulatory initiatives in response to pandemics may adversely affect us by, for example, retroactively mandating coverage for losses that our policies were not intended to cover.

- Although the Company has estimated the potential COVID-19 impact to its contingency and event cancellation, workers' compensation, and other lines of business under a number of possible scenarios, there remains uncertainty around COVID-19's ultimate impact on the Company and its related reserves.

- Claims and coverage issues may emerge that extend coverage beyond our underwriting intent or increase the number and/or size of claims.

- Our reinsurers may refuse to pay reinsurance recoverables due to uncertainty regarding reinsurance coverage for losses related to COVID-19 or any future pandemics. For example, as described in "Item 3. Legal Proceedings," in December 2023, one of our subsidiaries filed a lawsuit against certain reinsurers to recover in excess of $90 million in respect of certain losses under certain event cancellation insurance policies. In addition, we may be unable to renew our reinsurance coverages or obtain other appropriate reinsurance covers with respect to pandemic-related exposures.

- Reduced economic activity relating to potential pandemics is likely to decrease demand for our insurance products.

- Disruptions in global financial markets due to future pandemics could cause us to incur investment losses.

- Our operations could be disrupted if our senior management or a significant percentage of our workforce or of our agents, brokers, suppliers or other service providers are unable to continue to work because of illness, government directives or otherwise.

Changing climate conditions may alter the frequency and increase the severity of catastrophic events and thereby adversely affect our financial condition and results of operations.

In recent years, changing weather patterns and climatic conditions, such as global warming, appear to have contributed to the unpredictability, frequency and severity of natural disasters and created additional uncertainty as to future trends and exposures. There is a scientific consensus that global warming and other climate change are altering the frequency, severity and peril characteristics of catastrophic weather events, such as hurricanes, windstorms, floods, wildfires and other natural disasters. Such changes make it more difficult for us to predict and model catastrophic events, reducing our ability to accurately price our exposure to such events and mitigate our risks. Any increase in the frequency or severity of natural disasters may adversely affect our financial condition and results of operations.

We, as a primary insurer, may have significant exposure to terrorist acts.

To the extent an act of terrorism, whether a domestic or foreign act, is certified by the Secretary of Treasury, we may be covered under the Terrorism Risk Insurance Program Reauthorization Act of 2019 ("TRIPRA"), for up to 80% of our covered losses for certain property/casualty lines of insurance. However, any such coverage would be subject to a mandatory deductible based on 20% of earned premium for the prior year for the covered lines of commercial property and casualty insurance. Based on our 2025 earned premiums, our aggregate deductible under TRIPRA during 2026 is approximately $1,835 million. In addition, the coverage provided under TRIPRA does not apply to reinsurance that we write. To the extent that our reinsurers have excluded coverage for certain terrorist acts or have priced this coverage at rates that make purchasing such coverage economically infeasible, we may not have reinsurance protection and could be exposed to potentially significant losses as a result of any acts of terrorism.

We are exposed to, and may face adverse developments involving, mass tort claims.

We are exposed to, and may face adverse developments involving, mass tort claims such as those relating to exposure to potentially harmful products or substances. We face potential exposure to mass tort claims, including claims related to exposure to potentially harmful products or substances, such as lead paint, polyfluoroalkyl substances, talc and opioids. Establishing loss reserves for mass tort claims is subject to uncertainties because of many factors, including adverse changes to the tort environment (e.g., increased and more aggressive attorney involvement in insurance claims, increased litigation, expanded theories of liability, higher jury awards, lawsuit abuse and third-party litigation finance, among others); evolving judicial interpretations, including application of various theories of joint and several liabilities; disputes concerning medical causation with respect to certain diseases; geographical concentration of the lawsuits asserting the claims; and the potential for a large rise in the total number of claims without underlying epidemiological developments suggesting an increase in disease rates. Because of the uncertainties set forth above, additional liabilities may arise for amounts in excess of the current loss reserves. In addition, our estimate of loss reserves may change. These additional liabilities or increases in estimates, or a range of either, could vary significantly from period to period and could materially and adversely affect our results of operations and/or our financial position.

We are subject to extensive governmental regulation, which increases our costs and could restrict the conduct of our business.

We are subject to extensive governmental regulation and supervision in both the United States and foreign jurisdictions. Most insurance regulations are designed to protect the interests of policyholders rather than stockholders and other investors. This system of regulation, generally administered in the United States by a department of insurance in each state in which we do business, relates to, among other things:

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- standards of solvency, including risk-based capital measurements;

- restrictions on the nature, quality and concentration of investments;

- limitations on the amount of dividends, tax distributions, intercompany loans and other payments that can be made without prior regulatory approval;

- requirements pertaining to certain methods of accounting;

- evaluating enterprise risk to an insurer;

- privacy, data protection, cybersecurity and artificial intelligence;

- rate and form regulation pertaining to certain of our insurance businesses;

- potential assessments for the provision of funds necessary for the settlement of covered claims under certain policies provided by impaired, insolvent or failed insurance companies; and

- involvement in the payment or adjudication of catastrophe or other claims beyond the terms of the policies.

State insurance departments conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to the financial condition of insurance companies, holding company issues and other matters. Our Insurance business internationally is also generally subject to a similar regulatory scheme in each of the jurisdictions where we conduct operations outside the United States.

Federal financial services modernization legislation and legislative and regulatory initiatives taken or which may be taken in response to conditions in the financial markets, global insurance supervision and other factors may lead to additional federal regulation of the insurance industry in the coming years.

The Dodd-Frank Act effected sweeping changes to financial services regulation in the United States. The Dodd-Frank Act established the FSOC, which is authorized to recommend that certain systemically significant non-bank financial companies, including insurance companies, be regulated by the Board of Governors of the Federal Reserve. The Dodd-Frank Act also established a FIO which is authorized to study, monitor and report to Congress on the U.S. insurance industry and the significance of global reinsurance to the U.S. insurance market. The FIO also can recommend that the FSOC designate an insurer as an entity posing risks to the United States financial stability in the event of the insurer's material financial distress or failure. Our business could be affected by changes, whether as a result of potential changes to the Dodd-Frank Act, to the U.S. system of insurance regulation or our designation or the designation of insurers or reinsurers with which we do business as systemically significant non-bank financial companies.

The topic of climate risk has come under increased scrutiny by the NAIC and insurance regulators. For instance, in New York, the NYDFS's circular letter, which applies to our insurance subsidiaries licensed in New York, states that regulated insurers are expected to integrate financial risks related to climate change into their governance frameworks, risk management processes, business strategies and scenario analysis, and develop their approach to climate-related financial disclosure. The NYDFS also amended the regulation governing enterprise risk management, which applies to our insurance subsidiaries licensed in New York, that requires an insurance group's enterprise risk management function to address certain additional risks, including climate change risk. In addition, the FIO is assessing how the insurance sector may help mitigate climate- related risks and achieve national climate-related goals, and it released a report in June 2023 urging insurance regulators to adopt climate-related risk monitoring guidance. These measures may subject us to increased oversight at the state and federal level.

State regulation is the primary form of regulation of insurance and reinsurance in the United States, although Congress has considered various proposals regarding federal regulation of insurance, in addition to the changes brought about by the Dodd-Frank Act, such as proposals for the creation of an optional federal charter for insurance companies. We may be subject to potentially increased federal oversight as a financial institution. In addition, the current U.S. administration and the volatile political environment increases the chance of other federal legislative and regulatory changes that could affect us in ways we cannot predict.

With respect to international measures, Solvency II, the EU regime concerning the capital adequacy, risk management and regulatory reporting for insurers and reinsurers may affect our insurance businesses. As described in "International Regulation" above, the EU has adopted amendments to certain provisions in Solvency II, which EU member states are in the process of implementing in their domestic regulation over 2025 and 2026. In addition, despite the waiver of the Solvency II group capital requirements we received, any changes in the application of Solvency II (or any further amendments to Solvency II itself) may have the effect of increasing the capital requirements of our EU domiciled insurers. Additionally, our capital requirements and compliance requirements may be adversely affected if the European Commission does not deem the insurance

regulatory regimes of the jurisdictions outside the EU in which we have insurance or reinsurance companies domiciled to be "equivalent" to Solvency II.

Similar considerations apply to our U.K. subsidiaries, which are now subject to a separate U.K. prudential regime that derives from Solvency II. However, the two regimes, and their respective requirements, continue to diverge due to both the EU's amendments to Solvency II described above and the reforms to the U.K.'s domestic prudential regime (please see "International Regulation" above for more information). We therefore may be required to utilize additional resources to ensure compliance with the different rules in each regime.

If our compliance with Solvency II, the U.K.'s prudential regime or any other regulatory regime is challenged, we may be subject to monetary or other penalties. In addition, in order to ensure compliance with applicable regulatory requirements or as a result of any investigation, including remediation efforts, we could be required to incur significant expenses and undertake additional work, which in turn may divert resources from our business.

We may be unable to maintain all required licenses and approvals and our business may not fully comply with the wide variety of applicable laws and regulations or the relevant authority's interpretation of the laws and regulations. Also, some regulatory authorities have relatively broad discretion to grant, renew or revoke licenses and approvals. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, the insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or monetarily penalize us. Also, changes in the level of regulation of the insurance industry, whether federal, state or foreign, or changes in laws or regulations themselves or interpretations thereof by regulatory authorities, may further restrict the conduct of our business.

If market conditions cause reinsurance to be more costly or unavailable, we may be required to bear increased risks or reduce the level of our underwriting commitments.

As part of our overall risk and capacity management strategy, we purchase reinsurance for certain amounts of risk underwritten by our insurance company subsidiaries, especially catastrophe risks and those risks with relatively high policy limits. We also purchase reinsurance on risks underwritten by others which we reinsure. Market conditions beyond our control determine the availability and cost of the reinsurance protection we seek to purchase, which may affect the level of our business and profitability. Our reinsurance contracts are generally subject to annual renewal, and we may be unable to maintain our current reinsurance contracts or to obtain other reinsurance contracts in adequate amounts and at favorable rates. In addition, we may be unable to obtain reinsurance on terms acceptable to us relating to certain lines of business that we intend to begin writing. If we are unable to renew our expiring contracts or to obtain new reinsurance contracts, either our net exposures would increase or, if we are unwilling to bear an increase in net exposures, we would have to reduce the level of our underwriting commitments, especially catastrophe exposed risks.

Adverse economic factors, including recessions, inflation, periods of high unemployment, the impact of tariffs or lower economic activity could result in the sale of fewer policies than expected or an increase in frequency or severity of claims and premium defaults or both, which, in turn, could affect our growth and profitability.

Numerous factors, such as business revenue, economic conditions, the impact of tariffs, the volatility and strength of the capital markets and inflation can affect the business and economic environment. These same factors affect our ability to generate revenue and profits. In an economic downturn that is characterized by higher unemployment, declining spending and reduced corporate revenues, the demand for insurance products is generally adversely affected, which directly affects our premium levels and profitability. Negative economic factors may also affect our ability to receive the appropriate rate for the risk we insure with our policyholders and may adversely affect the number of policies we can write, including with respect to our opportunities to underwrite profitable business. In an economic downturn, customers may have less need for insurance coverage, cancel existing insurance policies, modify their coverage or not renew the policies they hold. Existing policyholders may exaggerate or even falsify claims to obtain higher claims payments. These outcomes would reduce our underwriting profit to the extent these factors are not reflected in the rates we charge.

Risks Relating to Our Business

Our expanding international operations expose us to increased investment, political, legal/regulatory, and economic risks, including foreign currency and credit risk.

Our expanding international operations in the United Kingdom, Continental Europe, South America, Canada, Mexico, Scandinavia, the Asia-Pacific region, South Africa and Australia expose us to increased investment, political, legal/regulatory, and economic risks, including foreign currency and credit risk. Changes in the value of the U.S. dollar relative to other currencies have had and could in the future have an adverse effect on our results of operations and financial condition.

Our investments in non-U.S.-denominated assets are subject to fluctuations in non-U.S. securities and currency markets, and those markets can be volatile. Non-U.S. currency fluctuations also affect the value of any dividends paid by our non-U.S. subsidiaries to their parent companies in the U.S.

We face additional risks as a result of our international operations which could have an adverse effect on our results of operations and financial condition including: burdens and costs of compliance with a variety of foreign laws and regulations and the associated risk and costs of non-compliance; exposure to undeveloped or evolving legal systems, which may result in unpredictable or inconsistent application of laws and regulations; exposure to commercial, political, legal or regulatory corruption; political, economic or other instability in countries in which we conduct business, including possible terrorist acts; the imposition of existing or future tariffs, trade barriers or other protectionist laws or business practices that favor local competition, increased costs and adverse effects on our business; changes to visa or immigration policies; diminished ability to enforce our contractual rights; potential increased risk of data breaches; differences in cultural environments; sociopolitical instability; social, political or economic instability resulting from climate change; changes in regulatory requirements, including changes in regulatory treatment of certain products or services; exposure to local economic conditions and its impact on our clients' performance and creditworthiness; and restrictions on the repatriation of non-U.S. investments and earnings.

Our U.K. business could be specifically adversely impacted by trade barriers between the EU and the U.K. following Brexit, which has reduced the level of trade between the two markets and the U.K.'s overall trade exports, thereby negatively affecting the attractiveness of the U.K. market.

We may be unable to attract and retain key personnel and qualified employees.

We depend on our ability to attract and retain key personnel, including our President and CEO, Executive Chairman, senior executive officers, presidents of our businesses, experienced underwriters and other skilled employees who are knowledgeable about our business. If the quality of our underwriting team and other personnel decreases, we may be unable to maintain our current competitive position in the specialized markets in which we operate, and be unable to expand our operations into new products and markets.

We cannot guarantee that our reinsurers will pay in a timely fashion, if at all, and, as a result, we could experience losses.

We purchase reinsurance by transferring part of the risk that we have assumed, known as ceding, to a reinsurance company in exchange for part of the premium we receive in connection with the risk. Although reinsurance makes the reinsurer contractually liable to us to the extent the risk is transferred or ceded to the reinsurer, it does not relieve us, the reinsured, of our liability to our policyholders. Our reinsurers may not pay the reinsurance recoverables that they owe to us or they may not pay such recoverables on a timely basis. This failure to pay or failure to pay on a timely basis may be due to factors such as whether reinsurers, their affiliates or certain indemnitors have the financial capacity and willingness to make payments under the terms of a reinsurance treaty or contract. Accordingly, we bear credit risk with respect to our reinsurers, and if our reinsurers fail to pay us, our financial results would be adversely affected. Underwriting results and investment returns of some of our reinsurers may affect their future ability to pay claims. As of December 31, 2025, the amount due from our reinsurers was approximately $3,558 million, including amounts due from state funds and industry pools where it was intended that we would bear no risk. Certain of these amounts are secured by letters of credit or by funds held in trust on our behalf.

Given the inherent uncertainty of models, the usefulness of such models as a tool to evaluate risk is subject to a high degree of uncertainty that could result in actual losses that are materially different than our estimates. A deviation from our loss estimates may adversely impact, perhaps significantly, our financial results.

Our approach to risk management relies on subjective variables that entail significant uncertainties. For example, we consider estimates of probability of exceedance and deterministic scenarios for certain events that are generated by computer-run models. In addition, we use historical data and scenarios, among other factors, to analyze and manage credit and interest rate risks in our investment portfolio. It is possible that actual events could give rise to losses materially different to those estimated by these models.

Small changes in assumptions, which depend heavily on our judgment and foresight, can have a significant impact on the modeled outputs. For example, catastrophe models that simulate loss estimates based on a set of assumptions are important tools used to estimate our exceedance probability curves. These assumptions address a number of factors that impact loss potential including, but not limited to, the characteristics of a given natural catastrophe event; the increase in claim costs resulting from limited supply of labor and materials needed for repairs following a catastrophe event (demand surge); the types, function, location and characteristics of exposed risks; susceptibility of exposed risks to damage from an event with specific characteristics; and the financial and contractual provisions of the (re)insurance contracts that cover losses arising from an event. We run many model simulations in order to understand the impact of these assumptions on a catastrophe's loss potential.

Furthermore, there are risks associated with catastrophe events, which are either poorly represented or not represented at all by catastrophe models. Each modeling assumption or un-modeled risk introduces uncertainty into estimated modeled losses that management must consider. These uncertainties can include, but are not limited to, the following:

- The models do not address all the possible hazard characteristics of a catastrophe peril (e.g. the precise path and wind speed of a hurricane);
- The models may not accurately reflect the true frequency of events;
- The models may not accurately reflect a risk's vulnerability or susceptibility to damage for a given event characteristic;
- The models may not accurately represent loss potential to insurance or reinsurance contract coverage limits, terms and conditions; and
- The models may not accurately reflect the impact on the economy of the area affected or the financial, judicial, political, or regulatory impact on insurance claim payments during or following a catastrophe event.

As a result of these factors and contingencies, our reliance on assumptions and data used to estimate exceedance probability curves and modeled scenario losses is subject to a high degree of uncertainty that could result in actual losses that are materially different from our modeled estimates and our financial results could be adversely affected.

We are subject to credit risk relating to our policyholders, independent agents and brokers.

In addition to exposure to credit risk related to our reinsurance recoverables and investment portfolio, we are exposed to credit risk in several other areas of our business, including credit risk relating to policyholders, independent agents and brokers. For example our policyholders, independent agents or brokers may not pay a part of or the full amount of premiums owed to us or our brokers or other third party claim administrators may not deliver amounts owed on claims under our insurance and reinsurance contracts for which we have provided funds.

As credit risk is generally a function of the economy, we face a greater credit risk in an economic downturn. While we attempt to manage credit risks through underwriting guidelines, collateral requirements and other oversight mechanisms, our efforts may not be successful. For example, to reduce such credit risk, we require certain third parties to post collateral for some or all of their obligations to us. In cases where we receive pledged securities and the applicable counterparty is unable to honor its obligations, we may be exposed to credit risk on the securities pledged and/or the risk that our access to that collateral may be stayed as a result of bankruptcy. In cases where we receive letters of credit from banks as collateral and one of our counterparties is unable to honor its obligations, we are exposed to the credit risk of the banks that issued the letters of credit.

Our employees could take excessive risks, which could negatively affect our financial condition and business.

As an insurance enterprise, we are in the business of binding certain risks. The employees who conduct our business, including executive officers and other members of management, underwriters, product managers and other employees, do so in part by making decisions and choices that involve exposing us to risk. These include decisions such as setting underwriting guidelines and standards, product design and pricing, determining which business opportunities to pursue and other decisions. We endeavor, in the design and implementation of our compensation programs and practices, to avoid giving our employees incentives to take excessive risks. Employees may, however, take such risks regardless of the structure of our compensation programs and practices. Similarly, although we employ controls and procedures designed to monitor employees' business decisions and prevent them from taking excessive risks, these controls and procedures may not be effective. If our employees take excessive risks, the impact of those risks could have a material adverse effect on our financial condition and business operations.

We are rated by A.M. Best, Standard & Poor's, Moody's, and Fitch, and a decline in these ratings could affect our standing in the insurance industry and cause our sales and earnings to decrease.

Ratings have become an increasingly important factor in establishing the competitive position of insurance companies. Certain of our insurance company subsidiaries are rated by A.M. Best, Standard & Poor's, Moody's and Fitch. Our ratings are subject to periodic review, and we cannot assure you that we will be able to retain our current or any future ratings, especially given that rating agencies may change their criteria or increase capital requirements for various rating levels.

If our ratings are reduced from their current levels by A.M. Best, Standard & Poor's, Moody's or Fitch, our competitive position in the insurance industry could suffer and it would be more difficult for us to market our products. A ratings downgrade could also adversely limit our access to capital markets, which may increase the cost of debt. A significant downgrade could result in a substantial loss of business as policyholders move to other companies with higher financial strength ratings.

Depending on conditions in the financial markets and the general economy, we may be unable to raise debt or equity capital if needed.

If conditions in the financial markets and the general economy are unfavorable, which may result from disruptions, uncertainty or volatility in the capital and credit markets, we may be unable to access debt or equity capital on acceptable terms if needed, which could have a negative impact on our ability to invest in our insurance company subsidiaries and/or to take advantage of opportunities to expand our business, such as the creation of new ventures and possible acquisitions, and inhibit our ability to refinance our existing indebtedness if we desire to do so, on terms acceptable to us.

We may not find suitable new insurance ventures and acquisition candidates and even if we do, we may not successfully invest in such ventures or successfully integrate any such acquired companies.

As part of our present strategy, we continue to evaluate the possible start-up of complementary businesses and acquisition transactions on an ongoing basis, and at any given time we may be engaged in discussions with respect to possible new ventures and acquisitions. We cannot assure you that we will be able to identify suitable insurance ventures or acquisition targets, that such transactions will be financed and completed on acceptable terms or that our future start-up ventures or acquisitions will be successful. Our financial results could be adversely affected by acquired businesses not performing as projected, unforeseen liabilities, routine and unanticipated transaction-related charges, diversion of management time and resources to acquisition integration challenges or growth strategies, loss of key employees, challenges in integrating information technology systems of acquired companies with our own, amortization of expenses related to intangibles, charges for impairment of long-term assets or goodwill and indemnification. The process of investing in new ventures or integrating any companies we do acquire may have a material adverse effect on our results of operations and financial condition.

If our information technology, telecommunications or other computer systems become unavailable or unreliable, our ability to conduct our business could be negatively or severely impacted.

Our business is highly dependent upon our employees' ability to perform necessary business functions in an efficient and uninterrupted fashion. A shutdown of, or inability to access, one or more of our facilities, a power outage or a failure of one or more of our information technology, telecommunications, other computer systems, or other critical infrastructure could significantly impair our employees' ability to perform such functions on a timely basis. In the event of a disaster such as a natural catastrophe, terrorist attack or industrial accident, physical or electronic security breaches, such as breaches by computer hackers, the infection of our systems by a malicious computer virus, denial of service attack, or other cybersecurity incident, our systems could be inaccessible for an extended period of time. In addition, because our information technology and telecommunications systems interface with and depend on third-party systems and infrastructure beyond our control, we could experience service denials or failures of controls if demand for our service exceeds capacity or a third-party system or infrastructure fails or experiences an interruption. If our business continuity plans or system security does not sufficiently address such a business interruption, system failure or service denial, our ability to write and process new and renewal business, provide customer service, pay claims in a timely manner or perform other necessary business functions could be significantly impaired and our business and results of operations could be harmed.

Failure to maintain the security of information technology systems and confidential data may expose us to liability.

Although we have taken reasonable steps intended to protect our data and information technology systems, and to mitigate potential risk of harm caused by cybersecurity incidents or breaches, no safeguards are perfect and any failure of these safeguards could cause a substantial disruption of our business operations, which could result in service interruptions, data security compromises, regulatory action, and other similar operational and legal issues, as well as substantial remediation and other costs. Our operations rely on the secure processing, storage and transmission of confidential and other sensitive information, including personal information, in our computer systems and networks. Cybersecurity breaches, including physical or electronic break-ins, computer viruses, malware, attacks by hackers, ransomware attacks, phishing attacks, supply chain attacks, breaches due to employee error or misconduct and other similar breaches can create system disruptions, shutdowns or unauthorized access to, or disclosure of, information maintained in our information technology systems and in the information technology systems of our vendors and other third parties on which we rely.

We have in the past experienced cybersecurity incidents affecting our information technology systems as well as the information technology systems of our vendors and other third parties, but, to our knowledge, we have not experienced any material cybersecurity breaches. We expect cybersecurity threats to continue to occur in the future and we are constantly responding to these threats to infiltrate and compromise our systems and data. Our electronic transmission of personal, confidential and proprietary information to third parties with whom we have business relationships and our outsourcing of certain technology and business process functions to third parties may expose us to enhanced risk related to data security. While we have implemented secure data transmission capabilities with these third-party vendors and others with whom we do business, such capabilities may not function as intended and our vendors and third parties could still suffer data breaches that could result in the exposure of sensitive data and the infiltration of our computer systems. Our failure to effectively protect sensitive personal and/or proprietary information, whether owing to breaches of our own systems or those of our vendors and other third parties, could result in significant monetary and reputational damages, material adverse effects to our financial

condition, costly litigation, or other regulatory enforcement actions. These increased risks, and expanding regulatory requirements regarding data security, including required compliance with applicable privacy and data protection laws (e.g., the GDPR, CCPA, and other state-specific privacy statutes and regulations), could expose us to data loss, monetary and reputational damages and significant increases in compliance costs. As a result, our ability to conduct our business could be materially and adversely affected.

Our increasing investment in and use of artificial intelligence technologies or their use by third-parties on which we rely could expose us to technological, security, legal, and other risks.

Products or services offered that develop or employ artificial intelligence ("AI") technologies, including generative AI and machine learning, offer potential benefits (e.g., efficiency) but likewise may raise technological, security, legal and other risks and challenges that may adversely affect our operations, business, or reputation. Such risks include the misuse, inadvertent or otherwise, of personal data or other sensitive, confidential or proprietary information; flaws in our models or training datasets resulting in biased, inaccurate or unanticipated outcomes; ethical considerations regarding the use and deployment of AI technologies; potential infringement of third-party intellectual property rights or the dilution of our intellectual property; and our ability to implement appropriate governance controls to ensure the ongoing, safe deployment of AI systems. As we make significant investments in AI and related technology and increasingly rely on the use of AI by third parties, we may not achieve the expected operational and other benefits, or such benefits may take longer than anticipated, and our competitors may adopt AI technologies more effectively or efficiently than we do, which may adversely affect our market position and results of operations.

In addition, AI technologies may be misused, and that risk is increased by the relative newness of the technology, the speed at which it is being adopted, and ongoing uncertainty with respect to the laws, regulations, and standards governing its development and deployment federally, across states, and internationally. Such misuse, and a realization of the previously mentioned risks, could negatively impact our reputation, financial condition and results of operations, the demand for our products and services, otherwise cause competitive harm, and/or draw adverse legal and regulatory scrutiny. Moreover, because some AI technologies such as generative AI are relatively new and rapidly evolving, many of the potential risks regarding their use are currently unknown. Our investment in and use of AI technologies and the introduction of new products and services may also expose us to new or enhanced risks, particularly in areas where we have less experience or our existing internal control systems may be insufficient, which could require us to make substantial expenditures or subject us to legal liability, heightened regulatory scrutiny and brand or reputational harm.

We could be adversely affected if our controls to ensure compliance with guidelines, policies and legal and regulatory standards are not effective.

Our business is highly dependent on our ability to engage on a daily basis in a large number of insurance underwriting, claim processing and investment activities, many of which are highly complex. These activities often are subject to internal guidelines and policies, as well as legal and regulatory standards, including those related to privacy and data security, anti-corruption, anti-bribery and global finance and insurance matters. Our continued expansion into new international markets has brought about additional requirements. A control system, no matter how well designed and operated, can provide only reasonable assurance that the control system's objectives will be met. If our controls are not effective, it could lead to financial loss, unanticipated risk exposure (including underwriting, credit and investment risk), regulatory scrutiny, and/or damage to our reputation.

Limitations in risk management and loss limitation methods may adversely impact our business.

We seek to effectively manage risk and limit our losses in a variety of ways including through effective underwriting, tailoring policy terms, and the use of reinsurance. However, there are certain limitations in these and similar tactics and as a result, loss levels may be higher than modeled or otherwise expected, which could have a material adverse effect on our business.

Scrutiny of our social responsibility and the efforts we take to implement related measures, or the failure to take such measures, may adversely impact our business.

There continues to be scrutiny from regulators and investors of the measures companies take to be socially responsible. Although we have made efforts to be responsible in this manner, for example through our commitment to fostering a unifying culture and encouraging innovation across our operating units, these types of pressures may nonetheless present challenges and have an adverse impact on our business. In addition, we may be subject to negative publicity based on a failure or perceived failure to achieve various social responsibility initiatives and goals relating to diversity, equity and inclusion, and commitment to long-term sustainability we may announce from time to time, or based on an actual or perceived increase in related risks as a result of our or our industry's business activities.

Risks Relating to Our Investments

A significant amount of our assets is invested in fixed maturity securities and is subject to market fluctuations.

Our investment portfolio consists substantially of fixed maturity securities. As of December 31, 2025, our investment in fixed maturity securities was approximately $25.0 billion, or 75.3% of our total investment portfolio including cash and cash equivalents. As of that date, our portfolio of fixed maturity securities consisted of the following types of securities: U.S. Government securities (16.0%); state and municipal securities (7.4%); corporate securities (34.7%); asset-backed securities (15.2%); mortgage-backed securities (19.2%) and foreign government (7.5%).

The fair value of these assets and the investment income from these assets fluctuate depending on general economic and market conditions. The fair value of fixed maturity securities generally decreases as interest rates rise. If a significant increase in interest rates were to occur, the fair value of our fixed maturity securities would be negatively impacted, while investment income earned from future investments in fixed maturity securities would be higher. Conversely, if interest rates decline, the fair value of our fixed maturity securities would be positively impacted, and investment income earned from future investments in fixed maturity securities will be lower. Some fixed maturity securities, such as mortgage-backed and other asset-backed securities, also carry prepayment risk as a result of interest rate fluctuations. In low interest rate environments, we may not be able to successfully reinvest the proceeds from maturing securities at yields commensurate with our target performance goals.

The value of investments in fixed maturity securities is subject to impairment as a result of deterioration in the credit worthiness of the issuer, default by the issuer (including states and municipalities) in the performance of its obligations in respect of the securities and/or increases in market interest rates. To a large degree, the credit risk we face is a function of the economy; accordingly, we face a greater risk in an economic downturn or recession. During periods of market disruption, it may be difficult to value certain of our securities, particularly if trading becomes less frequent and/or market data becomes less observable. There may be certain asset classes that were in active markets with significant observable data that become illiquid due to the then current financial environment. In such cases, the valuation of a greater number of our securities may require additional subjectivity and management judgment.

Although the historical rates of default on state and municipal securities have been relatively low, our state and municipal fixed maturity securities could be subject to a higher risk of default or impairment due to declining municipal tax bases and revenue, particularly in the event of a recession. Many states and municipalities operate under deficits or projected deficits, the severity and duration of which could have an adverse impact on both the valuation of our state and municipal fixed maturity securities and the issuer's ability to perform its obligations thereunder. Additionally, our investments are subject to losses as a result of a general decrease in commercial and economic activity for an industry sector in which we invest, as well as risks inherent in particular securities. Similarly, our investments in foreign government fixed maturity securities expose us to currency risk, in addition to the underlying credit, interest rate and other risks.

Although we attempt to manage these risks through the use of investment guidelines and other oversight mechanisms and by diversifying our portfolio and emphasizing preservation of principal, our efforts may not be successful. Impairments, defaults and/or rate increases could reduce our net investment income or realized and unrealized investment gains or result in investment losses. Investment returns are currently, and will likely continue to be, impacted by economic uncertainty, more generally, and the shape of the yield curve. As a result, our exposure to the risks described above could materially and adversely affect our results of operations, liquidity and financial condition.

We have invested a portion of our assets in equity securities, merger arbitrage securities, investment funds, private equity, loans and real estate related assets, which are subject to significant volatility and may decline in value.

We invest a portion of our investment portfolio in equity securities, merger arbitrage securities, investment funds, private equity, loans and real estate related assets. At December 31, 2025, our investment in these assets was approximately $5.6 billion, or 17.1%, of our investment portfolio, including cash and cash equivalents.

Merger and arbitrage trading securities were $1.2 billion, or 3.7% of our investment portfolio, including cash and cash equivalents at December 31, 2025. Merger arbitrage involves investing in the securities of publicly held companies that are the targets in announced tender offers and mergers. Merger arbitrage differs from other types of investments in its focus on transactions and events believed likely to bring about a change in value over a relatively short time period, usually four months or less. Our merger arbitrage positions are exposed to the risk associated with the completion of announced deals, which are subject to regulatory as well as political and other risks.

Real estate related investments, including directly owned, investment funds and loans receivable, were $1.9 billion, or 5.7% of our investment portfolio, including cash and cash equivalents, at December 31, 2025. We also invest in real estate, financial services, energy, transportation and other investment funds. The values of these investments are subject to fluctuation

based on changes in the economy and interest rates in general and the related asset valuations in particular. In addition, our investments in real estate related assets and other alternative investments are less liquid than our other investments.

These investments are subject to significant volatility as a result of the conditions in the financial and commodity markets and the global economy.

Risks Relating to Limitations on Dividends from Subsidiaries and Anti-Takeover Provisions

We are an insurance holding company and, therefore, may not be able to receive dividends in needed amounts.

As an insurance holding company, our principal assets are the shares of capital stock of our insurance company subsidiaries. We have to rely on dividends from our insurance company subsidiaries to meet our obligations for paying principal and interest on outstanding debt obligations, paying dividends to stockholders and repurchasing our shares and paying corporate expenses. The payment of dividends by our insurance company subsidiaries is subject to regulatory restrictions and competitive pressures on maintaining financial strength ratings and will depend on the surplus and future earnings of these subsidiaries. During 2026, the maximum amount of dividends that can be paid without regulatory approval is approximately $1.4 billion. Future regulatory actions could further restrict our insurance subsidiaries' ability to pay us dividends. As a result, in the future we may not be able to receive dividends from these subsidiaries at times and in amounts necessary to meet our obligations, pay dividends or repurchase shares.

Laws and regulations of the jurisdictions in which we conduct business could delay, deter or prevent an attempt to acquire control of us that stockholders might consider to be desirable, and may restrict a stockholder's ability to purchase our common stock.

Generally, United States insurance holding company laws require that, before a person can acquire control of an insurance company, prior written approval must be obtained from the insurance regulatory authority in the state in which that insurance company is domiciled. Pursuant to applicable laws and regulations, "control" over an insurer is generally presumed to exist if any person, directly or indirectly, owns, controls, holds the power to vote, or holds proxies representing 10% or more of the voting securities of that insurer or any parent company of such insurer. Indirect ownership includes ownership of the shares of our common stock. Thus, the insurance regulatory authorities of the states in which our insurance subsidiaries are domiciled are likely to apply these restrictions on acquisition of control to any proposed acquisition of our common stock. Some states require a person seeking to acquire control of an insurer licensed but not domiciled in that state to make a filing prior to completing an acquisition if the acquirer and its affiliates, on the one hand, and the target insurer and its affiliates, on the other hand, have specified market shares in the same lines of insurance in that state. Additionally, many foreign jurisdictions where we conduct business impose similar restrictions and requirements.

These provisions can also lead to the imposition of conditions on an acquisition that could delay or prevent its consummation. These laws may discourage potential acquisition proposals and may delay, deter or prevent a change in control of us through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable.

Certain provisions in our organizational and other documents (such as voting and other arrangements with Mitsui Sumitomo Insurance Co., Ltd.) may have the effect of hindering, delaying or preventing third party takeovers and thus may prevent our stockholders from receiving premium prices for their shares in an unsolicited takeover or make it more difficult for third parties to replace our current management.

Provisions of our Restated Certificate of Incorporation and By-Laws, as well as state insurance statutes, may hinder, delay or prevent unsolicited acquisitions or changes of our control. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our Board of Directors.

These provisions include:
- our classified board of directors and the ability of our board to increase its size and to appoint directors to fill newly created directorships; and
- the requirement that the holders of 80% of our shares must approve mergers and other transactions between us and the holder of 5% or more of our shares, unless the transaction was approved by our board of directors prior to such holder's acquisition of 5% of our shares.

In addition, Mitsui Sumitomo Insurance Co., Ltd. ("MSI"), which owns approximately 14.7% of our common stock as of February 23, 2026, has entered into voting and other arrangements with members of the Berkley family, such that the Berkley family can, subject to certain exceptions, determine the voting of the Company shares held by MSI, including with respect to an

extraordinary transaction, other than one expected to result in a business combination that would give rise to a significant, direct and irresolvable conflict of interest for MSI.

These provisions may discourage potential acquisition proposals and may delay, deter or prevent a change in control of us through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable.

ITEM 1B. UNRESOLVED STAFF COMMENTS

There are no unresolved written comments that were received from the SEC staff 180 days or more before the end of our fiscal year relating to our periodic or current reports under the Securities Exchange Act of 1934.

ITEM 1C. CYBERSECURITY

Cybersecurity Risk Management and Strategy

The Company has a documented information security program (the "Program"), which is integrated into its overall risk management processes, to identify, assess, monitor and manage potential cybersecurity threats and incidents. The Program is designed to protect the confidentiality, integrity and availability of our information systems and assets that store, process, or transmit information, as well as the information processed thereon. The Program is modeled on the global standard for information security management systems, International Organization for Standardization 27001, and is guided by the six domains of cybersecurity established by the National Institute of Standards and Technology Cybersecurity Framework (i.e., govern, identify, protect, detect, respond, and recovery). The Program seeks to adhere to applicable U.S. and international laws and regulations, including New York State's cybersecurity regulation applicable to financial services institutions authorized by the New York State Department of Financial Services.

The Program's security and risk policies and standards, implemented by either the Company or third party assessors or consultants, include:

– information security management tools, such as firewalls, intrusion prevention and detection systems, anti-malware functionality, and access privilege controls;

– vulnerability management, including penetration and control testing and vulnerability scans of information systems, and patching of systems when vulnerabilities have been identified;

– incident monitoring, breach notification and escalation procedures, including disaster recovery and incident response plans and resources;

– risk based assessment of third party service providers; and

– annual cybersecurity awareness training for employees and contractors.

The Company engages third party consultants with respect to cybersecurity, including to conduct vulnerability assessments and penetration testing of its information technology systems. The Company has established a regular vendor risk management process to evaluate and address potential risks associated with the use of such third parties.

The Company has not identified any cybersecurity incidents that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition, for the period covered by this annual report. For a discussion regarding risks associated with cybersecurity threats, see "Risk Factors – Risks Relating to Our Business – If our information technology, telecommunications or other computer systems become unavailable or unreliable, our ability to conduct our business could be negatively or severely impacted" and "Failure to maintain the security of information technology systems and confidential data may expose us to liability"; and "Use of artificial intelligence technologies, by us or third-parties on whom we rely, could expose us to technological, security, legal, and other risks."

Board Oversight, Governance and Risk Management

The entire Board of Directors has oversight of risks from cybersecurity threats and receives periodic updates on such risks from the Company's management, including from the Company's President and CEO and its Senior Vice President - Chief Information Security Officer (CISO).

Our CISO, who has over 25 years of information security experience and is licensed as a Certified Information Systems Security Professional, is principally responsible for assessing and managing all aspects of the Program, including the Company's Regional Information Security Officers (RISOs), third-party consultants, development of industry trends and control testing and tracking by risk level. Our CISO meets periodically with senior executives, including the Company's President and CEO, to discuss the Company's cybersecurity strategy, and its monitoring, prevention, detection, mitigation, and remediation of cybersecurity risks. Regular reporting on the Program is also provided to the Company's Enterprise Risk Management Committee, which is comprised of the President and CEO, Senior Vice President – Enterprise Risk Management, Executive Vice President – Investments, Executive Vice President – Chief Financial Officer, and Executive Vice President – Secretary. Collectively, the CISO and RISOs, along with their teams, in collaboration with the technology and business owners,

implement the Program. Legal, Compliance, and Internal Audit functions also assess the Program's adherence to regulatory requirements and internal controls.

In the event of a potentially material cybersecurity incident, the Company's incident response plans establish escalation protocols for relevant IT leaders and functional leaders within Legal, Compliance and Internal Audit to engage management as appropriate.

ITEM 2. PROPERTIES

W. R. Berkley Corporation and its subsidiaries own or lease office buildings or office space suitable to conduct their operations. At December 31, 2025, the Company had aggregate office space of 4,068,719 square feet, of which 1,093,057 were owned and 2,975,662 were leased.

Rental expense for the Company's operations was approximately $54,261,000, $45,718,000 and $44,256,000 for 2025, 2024 and 2023, respectively. Future minimum lease payments, without provision for sublease income, are $54,475,000 in 2026, $47,249,000 in 2027 and $220,860,000 thereafter.

ITEM 3. LEGAL PROCEEDINGS

The Company's subsidiaries are subject to disputes, including litigation and arbitration, arising in the ordinary course of their insurance and reinsurance businesses. The Company's estimates of the costs of settling such matters are reflected in its aggregate reserves for losses and loss expenses, and the Company does not believe that the ultimate outcome of such matters will have a material adverse effect on its financial condition or results of operations.

On December 22, 2023, one of the Company's subsidiaries filed a lawsuit against certain reinsurers to recover in excess of $90 million in respect of certain losses paid to its policyholders under certain event cancellation and related insurance policies. The Company believes its claims against the reinsurers are meritorious and expects a positive resolution to its lawsuit. While an adverse outcome is possible, the Company believes that the outcome, in any case, will not be material to the Company's financial condition.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

<u>ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES</u>

The common stock of the Company is traded on the New York Stock Exchange under the symbol "WRB".

In 2025, the Board declared ordinary quarterly cash dividends of $0.08 per share in the first quarter and $0.09 per share in each of the remaining three quarters, as well as special dividends of $0.50 per share and $1.00 per share in the second and fourth quarters, respectively, for a total of $700 million in aggregate dividends in 2025.

The approximate number of record holders of the common stock on February 23, 2026 was 312.

The chart below shows a comparison of 5 year cumulative total return.

Comparison of 5 Year Cumulative Total Return

Assumes initial investment of $100 on January 1, 2020, with dividends reinvested.



As of December 31, 2025, the S&P 500® Property and Casualty Insurance Index consisted of The Allstate Corporation, Arch Capital Group Ltd. (added Nov. 2022), Chubb Limited, Cincinnati Financial Corporation, The Hartford Financial Services Group, Inc., Loews Corporation (CNA), The Progressive Corporation, The Travelers Companies, Inc., and W. R. Berkley Corporation.

		2020	2021	2022	2023	2024	2025
W. R. Berkley Corporation	Cum $	100.00	127.33	170.47	170.88	217.34	267.30
S&P 500 Index - Total Returns	Cum $	100.00	128.68	105.30	133.03	165.98	195.63
S&P 500 Property and Casualty Insurance Index	Cum $	100.00	117.51	139.75	154.81	208.84	228.45

Set forth below is a summary of the shares repurchased by the Company during the fourth quarter of 2025 and the remaining number of shares authorized for purchase by the Company during such period.

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that may yet be Purchased Under the Plans or Programs (1)
October 2025	285,635	$ 70.99	285,635	12,673,293
November 2025	85,533	71.02	85,533	12,587,760
December 2025	2,497,858	68.07	2,497,858	10,089,902

(1) The Company's repurchase authorization was increased to 25,000,000 shares on January 8, 2026.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

W. R. Berkley Corporation is an insurance holding company that is among the largest commercial lines writers in the United States and operates worldwide in two segments of the property and casualty business: Insurance and Reinsurance & Monoline Excess. Our decentralized structure provides us with the flexibility to respond quickly and efficiently to local or specific market conditions and to pursue specialty business niches. It also allows us to be closer to our customers in order to better understand their individual needs and risk characteristics. While providing our businesses with certain operating autonomy, our structure allows us to capitalize on the benefits of economies of scale through centralized capital, investment, reinsurance, enterprise risk management, and actuarial, financial and corporate compliance support. The Company's primary sources of revenues and earnings are its insurance operations and its investments.

An important part of our strategy is to form new businesses to capitalize on various opportunities. Over the years, the Company has formed numerous businesses that are focused on important parts of the economy in the U.S., including healthcare, cyber security, energy and agriculture, and on growing international markets, including the Asia-Pacific region, South America and Mexico.

The profitability of the Company's insurance business is affected primarily by the adequacy of premium rates. The ultimate adequacy of premium rates is not known with certainty at the time an insurance policy is issued because premiums are determined before claims are reported. The ultimate adequacy of premium rates is affected mainly by the severity and frequency of claims, which are influenced by many factors, including natural and other disasters, regulatory measures and court decisions that define and change the extent of coverage and the effects of economic or social inflation on the amount of compensation for injuries or losses. General insurance prices are also influenced by available insurance capacity, i.e., the level of capital employed in the industry, and the industry's willingness to deploy that capital.

The Company's profitability is also affected by its investment income and investment gains. The Company's invested assets are invested principally in fixed maturity securities. The return on fixed maturity securities is affected primarily by general interest rates, as well as the credit quality and duration of the securities.

The Company also invests in equity securities, merger arbitrage securities, investment funds, private equity, loans and real estate related assets. The Company's investments in investment funds and its other alternative investments have experienced, and the Company expects to continue to experience, greater fluctuations in investment income. The Company's share of the earnings or losses from investment funds is generally reported on a one-quarter lag in order to facilitate the timely completion of the Company's consolidated financial statements.

Critical Accounting Estimates

The following presents a discussion of accounting policies and estimates relating to reserves for losses and loss expenses, assumed reinsurance premiums, allowance for expected credit losses and fair value measurements on investments. Management believes these policies and estimates are the most critical to its operations and require the most difficult, subjective and complex judgments.

Reserves for Losses and Loss Expenses. To recognize liabilities for unpaid losses, either known or unknown, insurers establish reserves, which is a balance sheet account representing estimates of future amounts needed to pay claims and related expenses with respect to insured events which have occurred. Estimates and assumptions relating to reserves for losses and loss expenses are based on complex and subjective judgments, often including the interplay of specific uncertainties with related accounting and actuarial measurements. Such estimates are also susceptible to change as significant periods of time may elapse between the occurrence of an insured loss, the report of the loss to the insurer, the ultimate determination of the cost of the loss and the insurer's payment of that loss.

In general, when a claim is reported, claims personnel establish a "case reserve" for the estimated amount of the ultimate payment based upon known information about the claim at that time. The estimate represents an informed judgment based on general reserving practices and reflects the experience and knowledge of the claims personnel regarding the nature and value of the specific type of claim. Reserves are also established on an aggregate basis to provide for losses incurred but not reported ("IBNR") to the insurer, potential inadequacy of case reserves and the estimated expenses of settling claims, including legal and other fees and general expenses of administrating the claims adjustment process. Reserves are established based upon the then current legal interpretation of coverage provided.

In examining reserve adequacy, several factors are considered in estimating the ultimate economic value of losses. These factors include, among other things, historical data, legal developments, changes in social attitudes and economic conditions, including the effects of inflation. The actuarial process relies on the basic assumption that past experience, adjusted judgmentally for the effects of current developments and anticipated trends, is an appropriate basis for predicting future outcomes. Reserve amounts are based on management's informed estimates and judgments using currently available data. As additional experience and other data become available and are reviewed, these estimates and judgments may be revised. This may result in reserve increases or decreases that would be reflected in our results in periods in which such estimates and assumptions are changed.

Reserves do not represent a certain calculation of liability. Rather, reserves represent an estimate of what management expects the ultimate settlement and claim administration will cost. While the methods for establishing reserves are well tested over time, the major assumptions about anticipated loss emergence patterns are subject to uncertainty. These estimates, which generally involve actuarial projections, are based on management's assessment of facts and circumstances then known, as well as estimates of trends in claims severity and frequency, judicial theories of liability and other factors, including the actions of third parties which are beyond the Company's control. These variables are affected by external and internal events, such as inflation and economic volatility, judicial and litigation trends, reinsurance coverage, legislative changes and claim handling and reserving practices, which make it more difficult to accurately predict claim costs. The inherent uncertainties of estimating reserves are greater for certain types of liabilities where long periods of time elapse before a definitive determination of liability is made. Because setting reserves is inherently uncertain, the Company cannot provide assurance that its current reserves will prove adequate in light of subsequent events.

Loss reserves included in the Company's financial statements represent management's best estimates based upon an actuarially derived point estimate and other considerations. The Company uses a variety of actuarial techniques and methods to derive an actuarial point estimate for each business. These methods include paid loss development, incurred loss development, paid and incurred Bornhuetter-Ferguson methods and frequency and severity methods. In circumstances where one actuarial method is considered more credible than the others, that method is used to set the point estimate. For example, the paid loss and incurred loss development methods rely on historical paid and incurred loss data. For new lines of business, where there is insufficient history of paid and incurred claims data, or in circumstances where there have been significant changes in claim practices, the paid and incurred loss development methods would be less credible than other actuarial methods. The actuarial point estimate may also be based on a judgmental weighting of estimates produced from each of the methods considered. Industry loss experience is used to supplement the Company's own data in selecting "tail factors" and in areas where the Company's own data is limited. The actuarial data is analyzed by line of business, coverage and accident or policy year, as appropriate, for each business.

The establishment of the actuarially derived loss reserve point estimate also includes consideration of qualitative factors that may affect the ultimate losses. These qualitative considerations include, among others, the impact of re-underwriting initiatives, changes in the mix of business, changes in distribution sources and changes in policy terms and conditions. Examples of changes in terms and conditions that can have a significant impact on reserve levels are the use of

aggregate policy limits, the expansion of coverage exclusions, whether or not defense costs are within policy limits, and changes in deductibles and attachment points.

The key assumptions used to arrive at the best estimate of loss reserves are the expected loss ratios, rate of loss cost inflation, and reported and paid loss emergence patterns. Expected loss ratios represent management's expectation of losses at the time the business is priced and written, before any actual claims experience has emerged. This expectation is a significant determinant of the estimate of loss reserves for recently written business where there is little paid or incurred loss data to consider. Expected loss ratios are generally derived from historical loss ratios adjusted for the impact of rate changes, loss cost trends and known changes in the type of risks underwritten. Expected loss ratios are estimated for each key line of business within each business. Expected loss cost inflation is particularly important for the long-tail lines, such as excess casualty, and claims with a high medical component, such as workers' compensation. Reported and paid loss emergence patterns are used to project current reported or paid loss amounts to their ultimate settlement value. Loss development factors are based on the historical emergence patterns of paid and incurred losses, and are derived from the Company's own experience and industry data. The paid loss emergence pattern is also significant to excess and assumed workers' compensation reserves because those reserves are discounted to their estimated present value based upon such estimated payout patterns. Management believes the estimates and assumptions it makes in the reserving process provide the best estimate of the ultimate cost of settling claims and related expenses with respect to insured events which have occurred; however, different assumptions and variables could lead to significantly different reserve estimates.

Loss frequency and severity are measures of loss activity that are considered in determining the key assumptions described in our discussion of loss and loss expense reserves, including expected loss ratios, rate of loss cost inflation and reported and paid loss emergence patterns. Loss frequency is a measure of the number of claims per unit of insured exposure, and loss severity is a measure of the average size of claims. Factors affecting loss frequency include the effectiveness of loss controls and safety programs and changes in economic activity or weather patterns. Factors affecting loss severity include changes in policy limits, retentions, rate of inflation and judicial interpretations.

Another factor affecting estimates of loss frequency and severity is the loss reporting lag, which is the period of time between the occurrence of a loss and the date the loss is reported to the Company. The length of the loss reporting lag affects our ability to accurately predict loss frequency (loss frequencies are more predictable for lines with short reporting lags) as well as the amount of reserves needed for incurred but not reported losses (less IBNR is required for lines with short reporting lags). As a result, loss reserves for lines with short reporting lags are likely to have less variation from initial loss estimates. For lines with short reporting lags, which include auto, primary workers' compensation, other liability (claims-made) and property business, the key assumption is the loss emergence pattern used to project ultimate loss estimates from known losses paid or reported to date. For lines of business with long reporting lags, which include other liability (occurrence), products liability, excess workers' compensation and liability reinsurance, the key assumption is the expected loss ratio since there is often little paid or incurred loss data to consider. Historically, the Company has experienced less variation from its initial loss estimates for lines of businesses with short reporting lags than for lines of business with long reporting lags.

The key assumptions used in calculating the most recent estimate of the loss reserves are reviewed each quarter and adjusted, to the extent necessary, to reflect the latest reported loss data, current trends and other factors observed. If the actual level of loss frequency and severity are higher or lower than expected, the ultimate losses will be different than management's estimate. The following table reflects the impact of changes (which could be favorable or unfavorable) in frequency and severity, relative to our assumptions, on our loss estimate for claims occurring in 2025:

(In thousands)	Frequency (+/-)		
Severity (+/-)	1%	5%	10%
1%	$ 154,823	$ 466,010	$ 854,993
5%	466,010	789,520	1,193,909
10%	854,993	1,193,909	1,617,554

Our net reserves for losses and loss expenses of approximately $19.0 billion as of December 31, 2025 relate to multiple accident years. Therefore, the impact of changes in frequency or severity for more than one accident year could be higher or lower than the amounts reflected above. The impact of such changes would likely be manifested gradually over the course of many years, as the magnitude of the changes became evident.

Approximately $3.4 billion, or 18.0%, of the Company's net loss reserves as of December 31, 2025 relate to the Reinsurance & Monoline Excess segment. There is a higher degree of uncertainty and greater variability regarding estimates of excess workers' compensation and assumed reinsurance loss reserves. In the case of excess workers' compensation, our policies generally attach at $1 million or higher. The claims which reach our layer therefore tend to involve the most serious injuries and many remain open for the lifetime of the claimant, which extends the claim settlement tail. These claims also occur less frequently but tend to be larger than primary claims, which increases claim variability. In the case of assumed reinsurance our

loss reserve estimates are based, in part, upon information received from ceding companies. If information received from ceding companies is not timely or correct, the Company's estimate of ultimate losses may not be accurate. Furthermore, due to delayed reporting of claim information by ceding companies, the claim settlement tail for assumed reinsurance is also extended. Management considers the impact of delayed reporting and the extended tail in its selection of loss development factors for these lines of business.

Information received from ceding companies is used to set initial expected loss ratios, to establish case reserves and to estimate reserves for incurred but not reported losses on assumed reinsurance business. This information, which is generally provided through reinsurance intermediaries, is gathered through the underwriting process and from periodic claim reports and other correspondence with ceding companies. The Company performs underwriting and claim audits of selected ceding companies to determine the accuracy and completeness of information provided to the Company. The information received from the ceding companies is supplemented by the Company's own loss development experience with similar lines of business as well as industry loss trends and loss development benchmarks.

Following is a summary of the Company's reserves for losses and loss expenses by business segment as of December 31, 2025 and 2024:

(In thousands)		2025		2024
Insurance	$	15,534,168	$	13,881,574
Reinsurance & Monoline Excess		3,419,506		3,285,067
Net reserves for losses and loss expenses		18,953,674		17,166,641
Ceded reserves for losses and loss expenses		3,254,099		3,201,389
Gross reserves for losses and loss expenses	$	22,207,773	$	20,368,030

Following is a summary of the Company's net reserves for losses and loss expenses by major line of business as of December 31, 2025 and 2024:

(In thousands)		Reported Case Reserves		Incurred But Not Reported		Total
December 31, 2025						
Other liability	$	2,385,364	$	5,903,742	$	8,289,106
Professional liability		673,774		1,582,133		2,255,907
Workers' compensation (1)		1,103,703		760,075		1,863,778
Auto		828,000		1,032,528		1,860,528
Short-tail lines (2)		438,813		826,036		1,264,849
Total Insurance		5,429,654		10,104,514		15,534,168
Reinsurance & Monoline Excess (1) (3)		1,670,518		1,748,988		3,419,506
Total	$	7,100,172	$	11,853,502	$	18,953,674
December 31, 2024						
Other liability	$	2,104,721	$	5,164,994	$	7,269,715
Professional liability		613,230		1,503,908		2,117,138
Workers' compensation (1)		1,054,427		771,367		1,825,794
Auto		729,462		936,319		1,665,781
Short-tail lines (2)		410,138		593,008		1,003,146
Total Insurance		4,911,978		8,969,596		13,881,574
Reinsurance & Monoline Excess (1) (3)		1,622,399		1,662,668		3,285,067
Total	$	6,534,377	$	10,632,264	$	17,166,641

_____

(1) Reserves for excess and assumed workers' compensation business are net of an aggregate net discount of $420 million and $405 million as of December 31, 2025 and 2024, respectively.

(2) Short-tail lines include commercial multi-peril (non-liability), inland marine, accident and health, fidelity and surety, boiler and machinery, high net worth homeowners and other lines.

(3) Reinsurance & Monoline Excess includes property and casualty reinsurance as well as certain program management business and operations that solely retain risk on an excess basis.

The Company evaluates reserves for losses and loss expenses on a quarterly basis. Changes in estimates of prior year losses are reported when such changes are made. The changes in prior year loss reserve estimates are generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims and aggregate claim trends.

Certain of the Company's insurance and reinsurance contracts are retrospectively rated, whereby the Company collects more or less premiums based on the level of loss activity. For those contracts, changes in loss and loss expenses for prior years may be fully or partially offset by additional or return premiums.

Net prior year development (i.e., the sum of prior year reserve changes and prior year earned premiums changes) for each of the last three years ended December 31, are as follows:

(In thousands)	2025	2024	2023
Increase in prior year loss reserves	$ (34,446)	$ (14,350)	$ (29,681)
Increase in prior year earned premiums	37,692	18,782	10,782
Net favorable (unfavorable) prior year development	$ 3,246	$ 4,432	$ (18,899)

Favorable prior year development (net of additional and return premiums) was $3 million in 2025.

Insurance – Reserves for the Insurance segment developed unfavorably by $44 million in 2025 (net of additional and return premiums). The adverse development was driven by the other liability and auto liability lines of business, and was partially offset by favorable development for short tail lines of business, auto physical damage, professional liability and workers' compensation.

The adverse other liability development was driven mainly by umbrella and excess liability claims, and to a lesser degree from the Company's primary surplus lines casualty business. The umbrella and excess liability development included a significant component stemming from underlying auto exposures. The other liability development was concentrated in accident years 2017 through 2022. The adverse auto liability development was concentrated in accident years 2021 through 2023. The Company believes that auto-related claims are being particularly impacted by social inflation, which is contributing to an increase in the frequency of large losses beyond expectations. An increase in the frequency of litigated claims is also driving up both indemnity and loss adjustment expense in these lines of business beyond expectations. Social inflation can include higher settlement demands from plaintiffs, use of tactics such as litigation funding by the plaintiffs' bar, negative public sentiment towards large businesses and corporations, and erosion of tort reforms, among others.

The favorable development for both short tail lines of business and auto physical damage related to the 2024 accident year, and resulted from favorable settlements of both catastrophe and non-catastrophe property claims below our expectations. The favorable professional liability development related mainly to accident years 2022 and 2023, and was driven by lower reported claim frequency and incurred losses than expected. The favorable workers' compensation development was mainly related to accident years 2023 and 2024, and resulted from a continuation of favorable reported claim frequency below expectations, although the magnitude of the favorable development in this line has moderated from levels seen in previous years.

Reinsurance & Monoline Excess – Reserves for the Reinsurance & Monoline Excess segment developed favorably by $47 million in 2025 (net of additional and return premiums). The favorable development was driven mainly by property and workers' compensation business, and was partially offset by adverse development in casualty reinsurance assumed. Similar to the Insurance segment, the favorable property development related primarily to the 2024 accident year and resulted from favorable claims settlements below our expectations. The favorable workers' compensation development was driven by continued lower claim frequency and reported losses relative to expectations, and was spread across many prior accident years, mainly 2017 through 2024. The unfavorable development for casualty reinsurance was concentrated mainly in accident years 2019 through 2023 and was associated primarily with non-proportional assumed reinsurance.

Favorable prior year development (net of additional and return premiums) was $4 million in 2024.

Insurance – Reserves for the Insurance segment developed unfavorably by $8 million in 2024 (net of additional and return premiums). The adverse development was driven by the commercial auto liability and other liability occurrence lines of business, and was largely offset by favorable development for workers' compensation, professional liability, products liability, and commercial property lines of business.

The adverse commercial auto liability development was concentrated in accident years 2021 through 2023, while the adverse other liability occurrence development was focused across accident years 2015 through 2022. The majority of the other liability occurrence development was driven by umbrella and excess liability claims, of which a significant portion related to underlying commercial auto exposures. The Company believes that commercial auto-related claims are being particularly

impacted by social inflation, which is contributing to an increase in the frequency of large losses beyond expectations. Social inflation can include higher settlement demands from plaintiffs, use of aggressive actions by the plaintiffs' bar such as litigation funding, negative public sentiment towards large businesses and corporations, and erosion of tort reforms, among other factors.

The favorable workers' compensation development for the Insurance segment was mainly related to accident years 2016 through 2023, with accident years 2020 through 2023 contributing the most. For workers' compensation, favorable reported claim frequency, below expectations, continued to be the main driver of the favorable reserve development. The favorable development for both the professional liability and products liability lines of business was related mainly to accident years 2020 through 2023. For both of these lines, reported claim frequency and incurred losses for accident years 2020 through 2023 were better than expected, which drove the favorable reserve development. Business written in these years also benefitted from significant price increases, which the Company now believes will result in higher profitability than initially anticipated. The favorable development for commercial property was mainly associated with the 2023 accident year, and resulted from better than expected settlements for both catastrophe related and non-catastrophe claims.

Reinsurance & Monoline Excess – Reserves for the Reinsurance & Monoline Excess segment developed favorably by $12 million in 2024 (net of additional and return premiums). The favorable development was driven mainly by excess workers' compensation business, partially offset by adverse development in the non-proportional reinsurance assumed liability line of business. The favorable excess workers' compensation development was driven by continued lower claim frequency and reported losses relative to expectations, and favorable claim settlements spread across many prior accident years. The unfavorable development for non-proportional reinsurance was concentrated mainly in accident years 2015 through 2019 and was associated primarily with our U.S. and U.K. excess general liability reinsurance businesses, including coverage for cedants insuring construction projects.

Unfavorable prior year development (net of additional and return premiums) was $19 million in 2023.

Insurance –Reserves for the Insurance segment developed unfavorably by $21 million in 2023 (net of additional and return premiums). The unfavorable development for the segment was concentrated in the early part of the year. A key driver of the unfavorable development early in 2023 was property catastrophe losses related to 2022 events which were still being adjusted and settled during the early part of 2023. In particular, losses related to U.S. winter storms which occurred during the month of December 2022 were a significant contributor to the development, as information gathering and evaluation of many of these claims were still ongoing into the new year.

In addition to the property prior year development discussed above, during 2023 the Insurance segment also experienced adverse prior year development on casualty lines of business for the 2016 through 2019 accident years, which was offset by favorable prior year development on casualty lines of business for the 2020 through 2022 accident years. The unfavorable development on the 2016 through 2019 accident years was concentrated in the general liability and commercial auto liability lines of business. The development, which particularly impacted business attaching excess of primary policy limits, was driven by a larger than expected number of large losses reported. The Company believes social inflation is contributing to an increase in the frequency of large losses for these accident years. Social inflation can include higher settlement demands from plaintiffs, use of tactics such as litigation funding by the plaintiffs' bar, negative public sentiment towards large businesses and corporations, and erosion of tort reforms, among others.

The favorable prior year development on casualty lines for the 2020 through 2022 accident years in the Insurance segment was concentrated in the professional liability, workers' compensation, and general liability lines of business. Due to elevated uncertainty regarding incurred loss frequency and severity as a result of ongoing social inflation and the impacts of the COVID-19 pandemic, the Company set its initial loss ratios for the 2020 through 2022 accident years prudently, and largely maintained these estimates through the end of each respective accident year. The reported loss experience to date for these lines of business for the 2020 through 2022 accident years has been significantly better than was expected, and the Company has begun to react to this favorable emergence as the accident years mature beyond the age of twelve months. It should also be noted that commercial auto liability experienced adverse prior year development for the 2020 through 2022 accident years, which partially offset the favorable development discussed above; the adverse development was driven by a larger than expected number of large losses reported.

Reinsurance & Monoline Excess – Reserves for the Reinsurance & Monoline Excess segment developed favorably by $2 million in 2023 (net of additional and return premiums). The overall favorable prior year development for the segment was driven mainly by favorable development in excess workers' compensation, substantially offset by unfavorable development in the non-proportional reinsurance assumed liability, excess general liability (including umbrella), and commercial auto liability lines of business. The favorable excess workers' compensation development was driven by continued lower claim frequency and reported losses relative to our expectations, and favorable claim settlements. The favorable development was spread across many prior accident years. The unfavorable development for non-proportional reinsurance assumed liability and excess general liability was associated primarily with our U.S. assumed reinsurance business, and related to accounts

reinsuring excess and umbrella business and construction projects. The adverse development was concentrated mainly in accident years 2017 through 2020. The unfavorable development for commercial auto liability was concentrated in the 2022 accident year and related to commercial auto program business.

Reserve Discount. The Company discounts its liabilities for certain workers' compensation reserves. The amount of workers' compensation reserves that were discounted was $1,400 million and $1,358 million at December 31, 2025 and 2024, respectively. The aggregate net discount for those reserves, after reflecting the effects of ceded reinsurance, was $420 million and $405 million at December 31, 2025 and 2024, respectively. At December 31, 2025, discount rates by year ranged from 0.7% to 6.5%, with a weighted average discount rate of 3.6%.

Substantially all discounted workers' compensation reserves (97% of total discounted reserves at December 31, 2025) are excess workers' compensation reserves. In order to properly match loss expenses with income earned on investment securities supporting the liabilities, reserves for excess workers' compensation business are discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve. These rates are determined annually based on the weighted average rate for the period. Once established, no adjustments are made to the discount rate for that period, and any increases or decreases in loss reserves in subsequent years are discounted at the same rate, without regard to when any such adjustments are recognized. The expected loss and loss expense payout patterns subject to discounting are derived from the Company's loss payout experience.

The Company also discounts reserves for certain other long-duration workers' compensation reserves (representing approximately 3% of total discounted reserves at December 31, 2025), including reserves for quota share reinsurance and reserves related to losses regarding occupational lung disease. These reserves are discounted at statutory rates prescribed or permitted by the Department of Insurance of the State of Delaware.

Assumed Reinsurance Premiums. The Company estimates the amount of assumed reinsurance premiums that it will receive under treaty reinsurance agreements at the inception of the contracts. These premium estimates are revised as the actual amount of assumed premiums is reported to the Company by the ceding companies. As estimates of assumed premiums are made or revised, the related amount of earned premiums, commissions and incurred losses associated with those premiums are recorded. Estimated assumed premiums receivable were approximately $54 million and $51 million at December 31, 2025 and 2024, respectively. The assumed premium estimates are based upon terms set forth in reinsurance agreements, information received from ceding companies during the underwriting and negotiation of agreements, reports received from ceding companies and discussions and correspondence with reinsurance intermediaries. The Company also considers its own view of market conditions, economic trends and experience with similar lines of business. These premium estimates represent management's best estimate of the ultimate amount of premiums to be received under its assumed reinsurance agreements.

Allowance for Expected Credit Losses on Investments.

Fixed Maturity Securities – For fixed maturity securities in an unrealized loss position where the Company intends to sell, or it is more likely than not that it will be required to sell the security before recovery in value, the amortized cost basis is written down to fair value through net investment gains (losses). For fixed maturity securities in an unrealized loss position where the Company does not intend to sell, or it is more likely than not that it will not be required to sell the security before recovery in value, the Company evaluates whether the decline in fair value has resulted from credit losses or all other factors (non-credit factors). In making this assessment, the Company considers the extent to which fair value is less than amortized cost, changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, an allowance for expected credit losses is recorded for the credit loss through net investment gains (losses), limited by the amount that the fair value is less than the amortized cost basis. The allowance is adjusted for any change in expected credit losses and subsequent recoveries through net investment gains (losses). The impairment related to non-credit factors is recognized in other comprehensive income (loss).

The Company's credit assessment of allowance for expected credit losses uses a third party model for available for sale and held to maturity securities, as well as loans receivable. The allowance for expected credit losses is generally based on the performance of the underlying collateral under various economic and default scenarios that involve subjective judgments and estimates by management. Modeling these securities involves various factors, such as projected default rates, the nature and realizable value of the collateral, if any, the ability of the issuer to make scheduled payments, historical performance and other relevant economic and performance factors. A discounted cash flow analysis is used to ascertain the amount of the allowance for expected credit losses, if any. In general, the model reverts to the rating-level long-term average marginal default rates based on 10 years of historical data, beyond the forecast period. For other inputs, the model in most cases reverts to the baseline long-term assumptions linearly over 5 years beyond the forecast period. The long-term assumptions are based on the historical averages.

The Company classifies its fixed maturity securities by credit rating, primarily based on ratings assigned by credit rating agencies. For purposes of classifying securities with different ratings, the Company uses the average of the credit ratings assigned, unless in limited situations the Company's own analysis indicates an internal rating is more appropriate. Securities that are not rated by a rating agency are evaluated and classified by the Company on a case-by-case basis.

A summary of the Company's non-investment grade fixed maturity securities that were in an unrealized loss position at December 31, 2025 is presented in the table below.

($ in thousands)	Number of Securities	Aggregate Fair Value	Unrealized Loss
Foreign government	67	$ 151,002	$ 165,721
Corporate	24	43,968	814
State and municipal	5	28,958	1,047
Mortgage-backed securities	14	2,244	113
Total	110	$ 226,172	$ 167,695

As of December 31, 2025, the Company recorded an allowance for expected credit losses on fixed maturity securities of $0.1 million. The Company has evaluated the remaining fixed maturity securities in an unrealized loss position and believes the unrealized losses are due primarily to temporary market and sector-related factors rather than to issuer-specific factors. None of these securities are delinquent or in default under financial covenants. Based on its assessment of these issuers, the Company expects them to continue to meet their contractual payment obligations as they become due.

Loans Receivable – For loans receivable, the Company estimates an allowance for expected credit losses based on relevant information about past events, including historical loss experience, current conditions and forecasts that affect the expected collectability of the amortized cost of the financial asset. The allowance for expected credit losses is presented as a reduction to amortized cost of the financial asset in the consolidated balance sheet and changes to the estimate for expected credit losses are recognized through net investment gains (losses). Loans receivable are reported net of an allowance for expected credit losses of $0.2 million and $1 million as of December 31, 2025 and 2024, respectively.

Fair Value Measurements. The Company's fixed maturity available for sale securities, equity securities, and its trading account securities are carried at fair value. Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date". The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for similar assets in active markets. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs may only be used to measure fair value to the extent that observable inputs are not available. The fair value of the vast majority of the Company's portfolio is based on observable data (other than quoted prices) and, accordingly, is classified as Level 2.

In classifying particular financial securities in the fair value hierarchy, the Company uses its judgment to determine whether the market for a security is active and whether significant pricing inputs are observable. The Company determines the existence of an active market by assessing whether transactions occur with sufficient frequency and volume to provide reliable pricing information. The Company determines whether inputs are observable based on the use of such information by pricing services and external investment managers, the uninterrupted availability of such inputs, the need to make significant adjustments to such inputs and the volatility of such inputs over time. If the market for a security is determined to be inactive or if significant inputs used to price a security are determined to be unobservable, the security is categorized in Level 3 of the fair value hierarchy.

Because many fixed maturity securities do not trade on a daily basis, the Company utilizes pricing models and processes which may include benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. Market inputs used to evaluate securities include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. Quoted prices are often unavailable for recently issued securities that are infrequently traded or securities that are only traded in private transactions. For publicly traded securities for which quoted prices are unavailable, the Company determines fair value based on independent broker quotations and other observable market data. For securities traded only in private negotiations, the Company determines fair value based primarily on the cost of such securities, which is adjusted to reflect prices of recent placements of securities of the same issuer, financial data, projections and business developments of the issuer and other relevant information.

The following is a summary of pricing sources for the Company's fixed maturity securities available for sale as of December 31, 2025:

(In thousands)		Carrying Value	Percent of Total
Pricing source:			
Independent pricing services	$	24,614,659	98.4 %
Syndicate manager		150,330	0.6
Directly by the Company based on:			
Observable data		232,066	0.9
Cash flow model		20,001	0.1
Total	$	25,017,056	100.0 %

Independent pricing services - Substantially all of the Company's fixed maturity securities available for sale were priced by independent pricing services (generally one U.S. pricing service plus additional pricing services with respect to a limited number of foreign securities held by the Company). The prices provided by the independent pricing services are generally based on observable market data in active markets (e.g., broker quotes and prices observed for comparable securities). The determination of whether markets are active or inactive is based upon the volume and level of activity for a particular asset class. The Company reviews the prices provided by pricing services for reasonableness based upon current trading levels for similar securities. If the prices appear unusual to the Company, they are re-examined and the value is either confirmed or revised. In addition, the Company periodically performs independent price tests of a sample of securities to ensure proper valuation and to verify our understanding of how securities are priced. As of December 31, 2025, the Company did not make any adjustments to the prices provided by the pricing services. Based upon the Company's review of the methodologies used by the independent pricing services, these securities were classified as Level 2.

Syndicate manager – The Company has a 15% participation in a Lloyd's syndicate, and the Company's share of the securities owned by the syndicate is priced by the syndicate's manager. The majority of the securities are liquid, short duration fixed maturity securities. The Company reviews the syndicate manager's pricing methodology and audited financial statements and holds discussions with the syndicate manager as necessary to confirm its understanding and agreement with security prices. Based upon the Company's review of the methodologies used by the syndicate manager, these securities were classified as Level 2.

Observable data – If independent pricing is not available, the Company prices the securities directly. Prices are based on observable market data where available, including current trading levels for similar securities and non-binding quotations from brokers. The Company generally requests two or more quotes. If more than one quote is received, the Company sets a price within the range of quotes received based on its assessment of the credibility of the quote and its own evaluation of the security. The Company generally does not adjust quotes obtained from brokers. Since these securities were priced based on observable data, they were classified as Level 2.

Cash flow model – If the above methodologies are not available, the Company prices securities using a discounted cash flow model based upon assumptions as to prevailing credit spreads, interest rates and interest rate volatility, time to maturity and subordination levels. Discount rates are adjusted to reflect illiquidity where appropriate. These securities were classified as Level 3.

Results of Operations for the Years Ended December 31, 2025 and 2024

Business Segment Results

Following is a summary of gross and net premiums written, net premiums earned, loss ratios (losses and loss expenses incurred expressed as a percentage of net premiums earned), expense ratios (policy acquisition and insurance operating expenses expressed as a percentage of net premiums earned) and GAAP combined ratios (sum of loss ratio and expense ratio) for each of our business segments for the years ended December 31, 2025 and 2024. The GAAP combined ratio represents a measure of underwriting profitability, excluding investment income. A GAAP combined ratio in excess of 100 indicates an underwriting loss; a number below 100 indicates an underwriting profit.

(In thousands)		2025		2024
Insurance				
Gross premiums written	$	13,465,496	$	12,662,132
Net premiums written		11,183,713		10,549,550
Net premiums earned		10,936,028		10,086,308
Loss ratio		63.5 %		62.8 %
Expense ratio		28.2		28.4
GAAP combined ratio		91.7		91.2
Reinsurance & Monoline Excess				
Gross premiums written	$	1,639,573	$	1,548,958
Net premiums written		1,527,614		1,422,546
Net premiums earned		1,510,910		1,462,177
Loss ratio		54.6 %		54.7 %
Expense ratio		29.1		29.4
GAAP combined ratio		83.7		84.1
Consolidated				
Gross premiums written	$	15,105,069	$	14,211,090
Net premiums written		12,711,327		11,972,096
Net premiums earned		12,446,938		11,548,485
Loss ratio		62.4 %		61.8 %
Expense ratio		28.3		28.5
GAAP combined ratio		90.7		90.3

Net Income to Common Stockholders. The following table presents the Company's net income to common stockholders and net income per diluted share for the years ended December 31, 2025 and 2024.

(In thousands, except per share data)		2025		2024
Net income to common stockholders	$	1,779,403	$	1,756,115
Weighted average diluted shares		399,861		403,224
Net income per diluted share	$	4.45	$	4.36

The Company reported net income of $1,779 million in 2025 and $1,756 million in 2024. The $23 million increase in net income reflected an after-tax increase in net investment income of $75 million primarily due to a larger fixed maturity securities portfolio and increased investment income from investment funds, an after-tax increase in underwriting income of $29 million mainly due to growth in premium rates, a reduction of $18 million in tax expense due to a change in the effective tax rate, an after-tax increase in net investment gains of $11 million, an after-tax increase in profits from non-insurance businesses of $8 million and an after-tax increase in profit from insurance service businesses of $5 million, partially offset by an after-tax increase in foreign currency losses of $94 million due to the U.S. dollar weakening against other major currencies in 2025, an after-tax increase in corporate expenses of $22 million and an after-tax decrease in income of $7 million related to minority interests. The number of weighted average diluted shares decreased 3.4 million for 2025 compared to 2024, mainly reflecting shares repurchased in 2025 and 2024.

Premiums. Gross premiums written were $15,105 million in 2025, an increase of 6% from $14,211 million in 2024. The increase was due to the growth in the Insurance segment of $803 million and in the Reinsurance & Monoline Excess segment of $91 million. Approximately 81% of premiums expiring in 2025 and 2024 were renewed.

Average renewal premium rates (per unit of exposure) for insurance and facultative reinsurance increased 6.7% in 2025 and 6.9% in 2024. Average renewal premium rates (per unit of exposure) for insurance and facultative reinsurance excluding workers' compensation increased 7.6% in 2025 and 7.9% in 2024.

A summary of gross premiums written in 2025 compared with 2024 by line of business within each business segment follows:

- Insurance gross premiums increased 6% to $13,465 million in 2025 from $12,662 million in 2024. Gross premiums increased $365 million (11%) for short-tail lines, $264 million (5%) for other liability, $110 million (7%) for auto, $44 million (3%) for workers' compensation and $20 million (1%) for professional liability.

- Reinsurance & Monoline Excess gross premiums increased 6% to $1,640 million in 2025 from $1,549 million in 2024. Gross premiums written increased $63 million (13%) for property lines and $28 million (9%) for monoline excess, partially offset by a reduction of $0.2 million (less than 1%) for casualty lines.

Net premiums written were $12,711 million in 2025, an increase of 6% from $11,972 million in 2024. Ceded reinsurance premiums as a percentage of gross written premiums was 16% in both 2025 and 2024.

Premiums earned increased 8% to $12,447 million in 2025 from $11,548 million in 2024. Insurance premiums (including the impact of rate changes) are generally earned evenly over the policy term, and accordingly recent rate increases will be earned over the upcoming quarters. Premiums earned in 2025 are related to business written during both 2025 and 2024. Audit premiums were $333 million in 2025 compared with $350 million in 2024.

Net Investment Income. Following is a summary of net investment income (loss) for the years ended December 31, 2025 and 2024:

(In thousands)	Amount		Average Annualized Yield	
	2025	2024	2025	2024
Fixed maturity securities, including cash and cash equivalents and loans receivable	$ 1,307,087	$ 1,260,429	4.9 %	5.3 %
Arbitrage trading account	74,407	69,573	6.5	5.8
Equity securities	50,529	48,920	5.3	5.0
Investment funds	27,582	(11,491)	1.9	(0.7)
Real estate	(18,450)	(23,616)	(1.4)	(1.8)
Gross investment income	1,441,155	1,343,815	4.6	4.6
Investment expenses	(12,088)	(10,654)	—	—
Total	$ 1,429,067	$ 1,333,161	4.5 %	4.6 %

Net investment income increased 7% to $1,429 million in 2025 from $1,333 million in 2024 due primarily to a $47 million increase in income from fixed maturity securities mainly driven by a larger fixed maturity securities portfolio, a $39 million increase in income from investment funds primarily due to transportation funds and financial services funds, a $5 million increase in arbitrage trading account, a $5 million increase in real estate and a $1 million increase from equity securities, partially offset by a $1 million increase in investment expenses. Investment funds are reported on a one quarter lag. The average annualized yield for fixed maturity securities was 4.9% in 2025 and 5.3% in 2024. The average annualized yield for fixed maturity securities excluding Argentine inflation-linked securities was 4.7% in 2025 and 4.5% in 2024. The effective duration of the fixed maturity portfolio was 3.0 years at December 31, 2025 and 2.6 years at December 31, 2024. Average invested assets, at cost (including cash and cash equivalents), were $31.6 billion in 2025, up 9% from $28.9 billion in 2024.

Insurance Service Fees. The Company earns fees from an insurance distribution business, a third-party administrator, and as a servicing carrier of workers' compensation assigned risk plans for certain states. Insurance service fees increased to $119 million in 2025 from $109 million in 2024, mainly due to organic growth within the business.

Net Realized and Unrealized Gains on Investments. The Company buys and sells securities and other investment assets on a regular basis in order to maximize its total return on investments. Decisions to sell securities and other investment assets are based on management's view of the underlying fundamentals of specific investments as well as management's expectations regarding interest rates, credit spreads, currency values and general economic conditions. Net realized and unrealized gains on investments were $131 million in 2025 compared with $80 million in 2024. The gains of $131 million in 2025 reflected an increase in unrealized gains on equity securities of $97 million and net realized gains on investments of $34 million. The gains

of $80 million in 2024 reflected an increase in unrealized gains on equity securities of $121 million, partially offset by net realized losses on investments of $41 million.

Change in Allowance for Expected Credit Losses on Investments. Based on credit factors, the allowance for expected credit losses is increased or decreased depending on the percentage of unrealized loss relative to amortized cost by security, changes in rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. The pre-tax change in allowance for expected credit losses on investments reflected in net investment gains, decreased by $2 million ($1 million after-tax) in 2025 reflecting improved pricing related to fixed maturity securities and the redemption of one loan in the loan receivable portfolio, and $38 million ($30 million after-tax) in 2024 due to improved pricing associated with foreign government securities and corporate securities.

Revenues from Non-Insurance Businesses. Revenues from non-insurance businesses were derived from businesses engaged in the distribution of promotional merchandise, world-wide textile solutions, and aviation-related businesses that provide services to aviation markets, including (i) the distribution, manufacturing, repair and overhaul of aircraft parts and components, (ii) the sale of new and used aircraft, and (iii) avionics, fuel, maintenance, storage and charter services. Revenues from non-insurance businesses increased to $577 million in 2025 from $528 million in 2024 mainly due to the aviation-related business, partially offset by a reduction in promotional merchandise.

Losses and Loss Expenses. Losses and loss expenses increased to $7,772 million in 2025 from $7,132 million in 2024. The consolidated loss ratio was 62.4% in 2025 and 61.8% in 2024. Catastrophe losses, net of reinsurance recoveries, were $336 million in 2025, with the largest contributors being California wildfire losses and frequency of severe storms, and $298 million in 2024, driven by heightened frequency of severe catastrophe events, with Hurricanes Helene and Milton having the largest impacts. Favorable prior year reserve development (net of premium offsets) was $3 million in 2025 and $4 million in 2024 (refer to Note 13 of our consolidated financial statements for more detail). The loss ratio excluding catastrophe losses and prior year reserve development increased 0.6 points to 59.8% in 2025 from 59.2% in 2024.

A summary of loss ratios in 2025 compared with 2024 by business segment follows:

- Insurance - The loss ratio was 63.5% in 2025 and 62.8% in 2024. Catastrophe losses were $260 million in 2025 compared with $227 million in 2024. Adverse prior year reserve development was $44 million in 2025 and $8 million in 2024. The loss ratio excluding catastrophe losses and prior year reserve development increased 0.2 points to 60.7% in 2025 from 60.5% in 2024.

- Reinsurance & Monoline Excess - The loss ratio was 54.6% in 2025 and 54.7% in 2024. Catastrophe losses were $76 million in 2025 compared with $71 million in 2024. Favorable prior year reserve development was $47 million in 2025 and $12 million in 2024. The loss ratio excluding catastrophe losses and prior year reserve development increased 2.1 points to 52.7% in 2025 from 50.6% in 2024.

Other Operating Costs and Expenses. Following is a summary of other operating costs and expenses:

(In thousands)	2025	2024
Policy acquisition and insurance operating expenses	$ 3,516,524	$ 3,294,902
Insurance service expenses	94,374	90,640
Net foreign currency losses (gains)	68,006	(52,376)
Other costs and expenses	297,930	269,140
Total	$ 3,976,834	$ 3,602,306

Policy acquisition and insurance operating expenses are comprised of commissions paid to agents and brokers, premium taxes and other assessments and internal underwriting costs. Policy acquisition and insurance operating expenses increased 7% and net premiums earned increased 8% from 2024. The expense ratio (policy acquisition and insurance operating expenses expressed as a percentage of net premiums earned) decreased by 0.2 points to 28.3% in 2025 from 28.5% in 2024.

Service expenses, which represent the costs associated with the fee-based businesses, were $94 million in 2025 and $91 million in 2024.

Net foreign currency losses (gains) result from transactions denominated in a currency other than a businesses' functional currency. Net foreign currency losses were $68 million in 2025 compared to gains of $52 million in 2024, primarily due to the U.S. dollar weakening against other major currencies in 2025.

Other costs and expenses represent general and administrative expenses of the parent company and other expenses not allocated to business segments, including the cost of certain long-term incentive plans and new business ventures. Other costs

and expenses increased to $298 million in 2025 from $269 million in 2024, primarily due to higher compensation-related costs and new start-up operating unit expenses in 2025.

Expenses from Non-Insurance Businesses. Expenses from non-insurance businesses represent costs associated with businesses engaged in the distribution of promotional merchandise, world-wide textile solutions, and aviation-related businesses that include (i) cost of goods sold related to aircraft and products sold and services provided and (ii) general and administrative expenses. Expenses from non-insurance businesses increased to $552 million in 2025 from $513 million in 2024 mainly due to the aviation-related business, partially offset by a reduction in promotional merchandise.

Interest Expense. Interest expense was $127 million in both 2025 and 2024.

Income Taxes. The effective income tax rate was 21.7% in 2025 and 22.5% in 2024. The lower effective income tax rate for the year, as compared to 2024, was primarily due to an improved geographical mix of earnings and larger benefits attributable to equity-based compensation. See Note 16 of the Consolidated Financial Statements for a reconciliation of the income tax expense and the amounts computed by applying the Federal income tax rate of 21%.

The Company has not provided U.S. deferred income taxes on the undistributed earnings of approximately $585 million of its non-U.S. subsidiaries since these earnings are intended to be permanently reinvested in the non-U.S. subsidiaries. In the future, if such earnings were distributed, the Company projects that the incremental tax, if any, will be immaterial.

For years beginning after December 31, 2025, certain U.S. tax rates applied to international business will change. Specifically, increases to the Global Intangible Low Taxed Income and the Base Erosion and Anti-Abuse Tax rates will take effect but we do not expect this to have a meaningful impact on tax expenses. We are monitoring legislative developments and will continue to assess the potential financial implications.

Pursuant to the Inflation Reduction Act of 2022, a corporate alternative minimum tax on certain corporations was introduced. The tax is applicable for taxable years beginning after December 31, 2022 and imposes a 15% minimum tax on a corporation's applicable financial statement income. While we were not subject to this tax in 2025, we continue to evaluate the overall impact of this tax legislation on our operations and U.S. federal income tax position. In addition, a 1% excise tax is now imposed on the value of corporate share repurchases, net of common share issuances. The tax is included in the cost of treasury stock acquired and was not material for 2025.

Further, the Company is monitoring the impact of the implementation of a global minimum tax rate of 15%, also known as Pillar Two, as introduced by the Organization for Economic Co-operation and Development (the "OECD"), which applied in some countries commencing in 2024. The 2025 impact on the Company was not material, as the Company mainly operates in jurisdictions with a statutory tax rate above 15%. We will continue to evaluate this tax legislation given the recent release of administrative guidance applicable to U.S. multinationals issued by the OECD.

The Bermuda Corporate Income Tax Act 2023 introduced an income tax based on a statutory tax rate of 15% on Bermuda businesses, subject to reductions for foreign tax credits effective for fiscal years beginning on or after January 1, 2025. The legislation did not have a material impact on our income tax position.

Results of Operations for the Years Ended December 31, 2024 and 2023

For a comparison of the Company's results of operations for the year ended December 31, 2024 to the year ended December 31, 2023, see Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the Securities and Exchange Commission on February 24, 2025.

Investments

As part of its investment strategy, the Company establishes a level of cash and highly liquid short-term and intermediate-term securities that, combined with expected cash flow, it believes is adequate to meet its payment obligations. In addition to fixed maturity securities, the Company invests in equity securities, merger arbitrage securities, investment funds, private equity, loans and real estate related assets. The Company's investments in investment funds and its other alternative investments have experienced, and the Company expects to continue to experience, greater fluctuations in investment income.

The Company also attempts to maintain an appropriate relationship between the effective duration of the investment portfolio and the approximate duration of its liabilities (i.e., policy claims and debt obligations). The effective duration of the investment portfolio was 3.0 years and 2.6 years at December 31, 2025 and 2024, respectively. The Company's investment portfolio and investment-related assets as of December 31, 2025 were as follows:

($ in thousands)	Carrying Value	Percent of Total
Fixed maturity securities:		
U.S. government and government agencies	$ 3,998,038	12.0 %
State and municipal:		
Special revenue	1,184,446	3.6
State general obligation	231,928	0.7
Local general obligation	216,429	0.7
Corporate backed	158,375	0.5
Pre-refunded (1)	74,784	0.2
Total state and municipal	1,865,962	5.7
Mortgage-backed securities:		
Agency	4,332,523	13.1
Commercial	285,170	0.9
Residential-Prime	191,201	0.5
Residential-Alt A	1,422	—
Total mortgage-backed securities	4,810,316	14.5
Asset-backed securities	3,810,346	11.5
Corporate:		
Industrial	3,648,534	11.0
Financial	3,483,068	10.5
Utilities	1,314,221	3.9
Other	241,588	0.7
Total corporate	8,687,411	26.1
Foreign government	1,875,589	5.6
Total fixed maturity securities	25,047,662	75.4
Equity securities available for sale:		
Common stocks	742,113	2.2
Preferred stocks	616,088	1.9
Total equity securities available for sale	1,358,201	4.1
Cash and cash equivalents (2)	2,485,952	7.5
Investment funds	1,361,802	4.1
Real estate	1,279,748	3.9
Arbitrage trading account	1,221,103	3.7
Loans receivable	418,913	1.3
Total investments	$ 33,173,381	100.0 %

---

(1) Pre-refunded securities are securities for which an escrow account has been established to fund the remaining payments of principal and interest through maturity. Such escrow accounts are funded almost exclusively with U.S. Treasury and U.S. government agency securities.

(2) Cash and cash equivalents includes trading accounts receivable from brokers and clearing organizations, trading account securities sold but not yet purchased and unsettled purchases.

Fixed Maturity Securities. The Company's investment policy with respect to fixed maturity securities is generally to purchase instruments with the expectation of holding them to their maturity. However, management of the available for sale portfolio is considered necessary to maintain an approximate matching of assets and liabilities as well as to adjust the portfolio as a result of changes in financial market conditions and tax considerations.

The Company's philosophy related to holding or selling fixed maturity securities is based on its objective of maximizing total return. The key factors that management considers in its investment decisions as to whether to hold or sell fixed maturity securities are its view of the underlying fundamentals of specific securities as well as its expectations regarding interest rates, credit spreads and currency values. In a period in which management expects interest rates to rise, the Company may sell longer duration securities in order to mitigate the impact of an interest rate rise on the fair value of the portfolio. Similarly, in a period in which management expects credit spreads to widen, the Company may sell lower quality securities, and in a period in which management expects certain foreign currencies to decline in value, the Company may sell securities denominated in those foreign currencies. The sale of fixed maturity securities in order to achieve the objective of maximizing total return may result in realized gains (losses); however, there is no reason to expect these gains (losses) to continue in future periods.

Equity Securities. Equity securities primarily represent investments in common and preferred stocks in companies with potential growth opportunities in different sectors, mainly in the financial institutions and energy sectors.

Investment Funds. At December 31, 2025, the carrying value of investment funds was $1,362 million, including investments in financial services funds of $360 million, other funds of $354 million (which includes a deferred compensation trust asset of $43 million), transportation funds of $273 million, infrastructure funds of $170 million, real estate funds of $163 million and energy funds of $42 million. Investment funds are primarily reported on a one-quarter lag.

Real Estate. Real estate is directly owned property held for investment. At December 31, 2025, real estate properties in operation included a long-term ground lease in Washington D.C., an office complex in New York City and the completed portion of a mixed-use project in Washington D.C. In addition, part of the previously mentioned mixed-use project in Washington D.C. is under development. The Company expects to fund further development costs for the project with a combination of its own funds and external financing.

Arbitrage Trading Account. The arbitrage trading account is comprised of direct investments in arbitrage securities. Merger arbitrage is the business of investing in the securities of publicly held companies that are the targets in announced tender offers and mergers.

Loans Receivable. Loans receivable, net of allowance for expected credit losses, had both an amortized cost and an aggregate fair value of $419 million at December 31, 2025. The amortized cost of loans receivable is net of an allowance for expected credit losses of $0.2 million as of December 31, 2025. Loans receivable include real estate loans of $419 million that are secured by commercial and residential real estate located primarily in the U.K. and New York. Real estate loans generally earn interest at fixed or stepped interest rates and have maturities through 2028.

Liquidity and Capital Resources

Cash Flow. Cash flow provided from operating activities decreased to $3,583 million in 2025 from $3,678 million in 2024, primarily due to increased loss and loss expense payments partially offset by increased premium receipts.

The Company's insurance subsidiaries' principal sources of cash are premiums, investment income, service fees and proceeds from sales and maturities of portfolio investments. The principal uses of cash are payments for claims, purchase of investments, taxes, operating expenses and dividends. The Company expects its insurance subsidiaries to fund the payment of losses with cash received from premiums, investment income and fees. The Company generally targets an average duration for its investment portfolio that is within 1.5 years of the average number of years held for its liabilities so that portions of its investment portfolio mature throughout the claim cycle and are available for the payment of claims if necessary. In the event operating cash flow and proceeds from maturities and prepayments of fixed maturity securities are not sufficient to fund claim payments and other cash requirements, the remainder of the Company's cash and investments is available to pay claims and other obligations as they become due. The Company's investment portfolio is highly liquid, with approximately 83% invested in cash, cash equivalents and marketable fixed maturity securities as of December 31, 2025. If the sale of fixed maturity securities were to become necessary, a realized gain or loss equal to the difference between the cost and sales price of securities sold would be recognized.

Debt. At December 31, 2025, the Company had senior notes, subordinated debentures and other debt outstanding with a carrying value of $2,840 million and a face amount of $2,862 million. The maturities of the outstanding debt are $7 million in 2026, $250 million in 2037, $350 million in 2044, $470 million in 2050, $400 million in 2052, $185 million in 2058, $300 million in 2059, $250 million in 2060, and $650 million in 2061.

On April 1, 2022, the Company entered into a senior unsecured revolving credit facility that provides for revolving, unsecured borrowings up to an aggregate of $300 million with a $50 million sublimit for letters of credit. The Company may increase the amount available under the facility to a maximum of $500 million subject to obtaining lender commitments for the increase and other customary conditions. Borrowings under the facility may be used for working capital and other general corporate purposes. All borrowings under the facility must be repaid by April 1, 2027, except that letters of credit outstanding on that date may remain outstanding until April 1, 2028 (or such later date approved by all lenders). Our ability to utilize the facility is conditioned on the satisfaction of representations, warranties and covenants that are customary for facilities of this type. As of December 31, 2025, there were no borrowings outstanding under the facility.

Equity. At December 31, 2025, total common stockholders' equity was $9.7 billion, common shares outstanding were 377,155,799 and stockholders' equity per outstanding share was $25.72. The Company repurchased 4,069,026 and 5,702,996 shares of its common stock in 2025 and 2024, respectively. The aggregate cost of the repurchases was $270 million in 2025 and $304 million in 2024. In 2025, the Board declared ordinary quarterly cash dividends of $0.08 per share in the first quarter and $0.09 per share in each of the remaining three quarters, as well as special dividends of $0.50 per share and $1.00 per share in the second and fourth quarters, respectively, for a total of $700 million in aggregate dividends in 2025.

Total Capital. Total capitalization (equity, debt and subordinated debentures) was $12.5 billion at December 31, 2025. The percentage of the Company's capital attributable to senior notes, subordinated debentures and other debt was 23% and 25% at December 31, 2025 and 2024, respectively.

Federal and Foreign Income Taxes

The Company files a consolidated income tax return in the U.S. and foreign tax returns in each of the countries in which it has overseas operations. At December 31, 2025, the Company had a gross deferred tax asset of $732 million (which primarily relates to loss and loss expense reserves, unearned premium reserves and employee compensation plans). The Company also has a $56 million valuation allowance against the gross deferred tax asset and a gross deferred tax liability of $634 million (which primarily relates to deferred policy acquisition costs, and various investment funds) resulting in a net deferred tax asset of $42 million. The realization of this asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.

Reinsurance

The Company follows customary industry practice of reinsuring a portion of its exposures in exchange for paying reinsurers a part of the premiums received on the policies it writes. Reinsurance is purchased by the Company principally to reduce its net liability on individual risks and to protect against catastrophic losses. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer liable to the insurer to the extent of the reinsurance coverage. The Company monitors the financial condition of its reinsurers and attempts to place its coverages with only financially sound carriers. Reinsurance coverage and retentions vary depending on the line of business, location of the risk and nature of loss. The Company's reinsurance purchases include the following:

- Property reinsurance treaties - The Company purchases property reinsurance to reduce its exposure to large individual property losses and catastrophe events. Following is a summary of significant property reinsurance treaties in effect as of January 1, 2026:
    - The Company's property per risk reinsurance generally covers losses between $2.5 million and $85 million.
    - The Company's property catastrophe excess of loss reinsurance program provides protection for business written by its Insurance businesses as well as U.S. and non-U.S. business written by Lloyd's Syndicate, excluding offshore energy. For 2026, some of our property catastrophe reinsurance is placed via an industry loss warranty ("ILW") cover and the equivalent Company limit and retention (and resulting net position) are estimated based on our market share and modeled outcome when applying the ILW layering. Retentions by territory and peril range between $40 million and $65 million within the first $100 million of limit. Limits purchased are the difference between these retained amounts and $700 million.
- Casualty reinsurance treaties - The Company purchases casualty reinsurance to reduce its exposure to large individual casualty losses and workers' compensation catastrophe losses for the majority of business written by its U.S. companies. A casualty contingency treaty, in effect as of January 1, 2026, provides protection for bad faith and runaway loss adjustment expense losses in excess of $10 million (also in excess of the net policy limit) and up to $75 million. For losses involving two or more claimants for primary workers' compensation business, coverage is generally in place for losses between $10 million and $565 million. For excess workers' compensation business, such coverage is generally in place for losses between $25 million and $550 million. Our workers' compensation catastrophe reinsurance program is a shared cover for both excess and primary workers' compensation business.
- Facultative reinsurance - The Company purchases facultative reinsurance on certain individual policies or risks that are in excess of treaty reinsurance capacity.
- Other reinsurance - Depending on the business, the Company purchases specific additional reinsurance to supplement the above programs.
- Lifson Re continues to participate on the majority of the Company's reinsurance placements. As of January 1, 2026, Lifson Re participates in a 32.5% share of the placed amounts, consistent with the prior year. This pertains to all traditional treaty reinsurance/retrocessional placements for both property and casualty business where there is more than one open market reinsurer participating. Lifson Re is currently capitalized with $418 million of equity from a small group of sophisticated global investors with long-term investment horizons, including a minority participation by the Company. Lifson Re participates on a fully collateralized basis.

The Company places a number of its casualty treaties on a "risk attaching" basis. Under risk attaching treaties, all claims from policies incepting during the period of the reinsurance contract are covered even if they occur after the expiration date of the reinsurance contract. If the Company is unable to renew or replace its existing reinsurance coverage, protection for unexpired policies would remain in place until their expiration. In such case, the Company could revise its underwriting strategy for new business to reflect the absence of reinsurance protection. The casualty contingency treaty highlighted above is purchased on a "losses discovered" basis. Property catastrophe and workers' compensation catastrophe reinsurance is generally placed on a "losses occurring basis," whereby only claims occurring during the period are covered. If the Company is unable to renew "losses occurring" reinsurance treaties, unexpired policies would not be protected, though we generally have the option to purchase run-off coverage in our treaties.

Following is a summary of earned premiums and loss and loss expenses ceded to reinsurers for each of the three years ended December 31, 2025:

(In thousands)	Year Ended December 31,		
	2025	2024	2023
Earned premiums	$ 2,342,241	$ 2,163,213	$ 1,958,581
Losses and loss expenses	1,400,570	1,368,279	1,376,144

Ceded earned premiums increased 8% in 2025 to $2,342 million. The ceded losses and loss expenses ratio decreased 3.5 points to 59.8% in 2025 from 63.3% in 2024.

The following table presents the credit quality of amounts due from reinsurers as of December 31, 2025.

(In thousands)

Reinsurer	Rating (1)		Amount
Amounts due in excess of $20 million:			
Lloyd's of London	A+	$	358,718
Partner Re	AA-		295,800
Munich Re	AA		250,080
Berkshire Hathaway	AA+		246,729
Hannover Re	AA-		222,358
Renaissance Re	A+		217,251
Swiss Re	AA-		132,731
Liberty Mutual	A		124,916
Everest Re	A+		86,017
Arch Capital	AA-		76,095
Axis Capital	A+		70,166
Sompo Holdings	A+		64,383
Fairfax Financial	AA-		60,919
Nationwide Corp	A+		60,342
TOA Reinsurance	A		51,290
Korean Re	A+		45,858
Axa Insurance	AA-		42,361
MS & AD Insurance	A+		38,179
Markel Corp	A		34,949
Chubb	AA		27,873
Helvetia Holdings	A+		25,542
Other reinsurers:			
Rated A- or better			132,201
Secured (2)			752,207
All Others			31,294
Subtotal		$	3,448,259
Residual market pools (3)			101,132
Allowance for expected credit losses			(6,378)
Total		$	3,543,013

(1) S&P rating, or if not rated by S&P, A.M. Best rating.

(2) Secured by letters of credit or other forms of collateral.

(3) Many states require licensed insurers that provide workers' compensation insurance to participate in programs that provide workers' compensation to employers that cannot procure coverage from an insurer on a voluntary basis. Insurers can fulfill this residual market obligation by participating in pools where results are shared by the participating companies. The Company acts as a servicing carrier for workers' compensation pools in certain states. As a servicing carrier, the Company writes residual market business directly and then cedes 100% of this business to the respective pool. As a servicing carrier, the Company receives fee income for its services. The Company does not retain underwriting risk, and credit risk is limited as ceded balances are jointly shared by all the pool members.

Off-Balance Sheet Arrangements

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has (1) made guarantees, (2) a retained or contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company, or that engages in leasing, hedging or research and development arrangements with the Company. The Company has no arrangements of these types that management believes may have a material current or future effect on our financial condition, liquidity or results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk. The fair value of the Company's investments is subject to risks of fluctuations in credit quality and interest rates. The Company uses various models and stress test scenarios to monitor and manage interest rate risk. The Company attempts to manage its interest rate risk by maintaining an appropriate relationship between the effective duration of the investment portfolio and the average number of years held for its liabilities (i.e., policy claims and debt obligations). The effective duration for the fixed maturity portfolio (including cash and cash equivalents) was 3.0 years and 2.6 years at December 31, 2025 and 2024, respectively.

In addition, the fair value of the Company's international investments is subject to currency risk. The Company attempts to manage its currency risk by matching its foreign currency assets and liabilities where considered appropriate.

The following table outlines the groups of fixed maturity securities and their effective duration at December 31, 2025:

($ in thousands)	Effective Duration (Years)	Fair Value
U.S. government and government agencies	4.7	$ 3,998,038
Mortgage-backed securities	4.3	4,810,392
Corporate	3.0	8,687,411
Foreign government	2.9	1,875,589
State and municipal	2.7	1,866,758
Loans receivable	2.4	419,074
Asset-backed securities	1.3	3,810,346
Cash and cash equivalents	0.0	1,957,438
Total	3.0	$ 27,425,046

Duration is a common measure of the price sensitivity of fixed maturity securities to changes in interest rates. The Company determines the estimated change in fair value of the fixed maturity securities, assuming parallel shifts in the yield curve for treasury securities while keeping spreads between individual securities and treasury securities static. The estimated fair value at specified levels at December 31, 2025 would be as follows:

(In thousands)

Change in interest rates:	Estimated Fair Value	Change in Fair Value
300 basis point rise	$ 24,844,553	$ (2,580,493)
200 basis point rise	25,687,653	(1,737,393)
100 basis point rise	26,564,356	(860,690)
Base scenario	27,425,046	—
100 basis point decline	28,182,512	757,466
200 basis point decline	28,826,079	1,401,033
300 basis point decline	29,451,916	2,026,869

Arbitrage investing differs from other types of investments in that its focus is on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes arbitrage investments less vulnerable to changes in general stock market conditions. Potential changes in market conditions are also mitigated by the implementation of hedging strategies, including short sales.

Additionally, the arbitrage positions are generally hedged against market declines by purchasing put options, selling call options or entering into swap contracts. The Company's merger arbitrage securities are primarily exposed to the risk of completion of announced deals, which are subject to regulatory as well as transactional and other risks.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
W. R. Berkley Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of W. R. Berkley Corporation and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes and financial statement schedules II to VI (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Reserves for losses and loss expenses

As discussed in Notes 1 and 13 to the consolidated financial statements, the Company estimates the reserves for losses and loss expenses (reserves) using a variety of actuarial techniques and methods. The key assumptions used to arrive at the best estimate of recorded reserves are expected loss ratios, rate of loss cost inflation, reported and paid loss emergence patterns, loss frequency and severity, and the loss reporting lag. Such amounts are adjusted for certain qualitative factors. The reserves as of December 31, 2025 were $22.2 billion.

We identified the assessment of the estimate of reserves as a critical audit matter because it involved significant measurement uncertainty, which required complex auditor judgement. Specialized actuarial skills and knowledge were required to evaluate the actuarial method or methods and assumptions used. Assumptions included loss development

factors; the weighting of actuarial methods when more than one was used; the impact of qualitative factors; and whether payments are fixed and reliably determinable for certain reserves subject to discounting.

The following are the primary procedures we performed to address the critical audit matter. With the assistance of actuarial professionals, when appropriate, we evaluated the design and tested the operating effectiveness of certain internal controls over the Company's reserving process. This included controls over the Company's process to develop the Company's best estimate of reserves based on actuarial methodologies and assumptions employed by the Company's actuaries. We involved actuarial professionals with specialized skills and knowledge, who assisted in:

- examining the Company's actuarial methodologies for compliance with Actuarial Standards of Practice
- evaluating the Company's ability to discount certain reserves by comparing the expected payout pattern of claims paid to actual claims paid
- evaluating the Company's actuarial point estimate by performing independent actuarial analyses for certain of the larger, more complex businesses
- evaluating the Company's actuarial point estimate by examining the Company actuaries' process, and key assumptions for certain of the remaining businesses
- developing an independent range of reserves based on actuarial methodologies and assumptions and comparing to the Company's recorded reserves
- evaluating the Company's recorded reserves and year-over-year movements of the Company's reserves relative to, and within, the independently developed range of reserves.

/S/ KPMG LLP

We have served as the Company's auditor since 1972.

New York, New York
February 27, 2026

W. R. BERKLEY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)		Year Ended December 31,				
		2025		2024		2023
REVENUES:						
Net premiums written	$	12,711,327	$	11,972,096	$	10,954,467
Change in net unearned premiums		(264,389)		(423,611)		(553,780)
Net premiums earned		12,446,938		11,548,485		10,400,687
Net investment income		1,429,067		1,333,161		1,052,835
Net investment gains:						
Net realized and unrealized gains on investments		130,670		79,738		47,540
Change in allowance for expected credit losses on investments		1,550		37,970		(498)
Net investment gains		132,220		117,708		47,042
Revenues from non-insurance businesses		577,420		528,012		535,508
Insurance service fees		118,511		108,935		106,485
Other income		3,700		2,451		381
Total revenues		14,707,856		13,638,752		12,142,938
OPERATING COSTS AND EXPENSES:						
Losses and loss expenses		7,771,657		7,131,595		6,372,142
Other operating costs and expenses		3,976,834		3,602,306		3,363,936
Expenses from non-insurance businesses		551,930		513,451		524,998
Interest expense		126,892		126,907		127,459
Total operating costs and expenses		12,427,313		11,374,259		10,388,535
Income before income taxes		2,280,543		2,264,493		1,754,403
Income tax expense		(495,764)		(509,916)		(370,557)
Net income before noncontrolling interests		1,784,779		1,754,577		1,383,846
Noncontrolling interests		(5,376)		1,538		(2,487)
Net income to common stockholders	$	1,779,403	$	1,756,115	$	1,381,359
NET INCOME PER SHARE:						
Basic	$	4.48	$	4.39	$	3.40
Diluted	$	4.45	$	4.36	$	3.37

See accompanying notes to consolidated financial statements.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)		Year Ended December 31,				
		2025		2024		2023
Net income before noncontrolling interests	$	1,784,779	$	1,754,577	$	1,383,846
Other comprehensive gain (loss):						
Change in unrealized translation adjustments		90,682		(77,615)		32,192
Change in unrealized investment gains, net of taxes		392,491		69,182		306,553
Other comprehensive gain (loss)		483,173		(8,433)		338,745
Comprehensive income		2,267,952		1,746,144		1,722,591
Noncontrolling interests		(5,375)		1,536		(2,485)
Comprehensive income to common stockholders	$	2,262,577	$	1,747,680	$	1,720,106

See accompanying notes to consolidated financial statements.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		December 31,		
(In thousands, except share data)		2025		2024
Assets				
Investments:				
Fixed maturity securities (amortized cost of $25,170,368 and $23,010,899; allowance for expected credit losses of $74 and $671 at December 31, 2025 and 2024)	$	25,047,662	$	22,397,865
Investment funds		1,361,802		1,468,246
Real estate		1,279,748		1,291,455
Arbitrage trading account		1,221,103		1,122,599
Equity securities		1,358,201		1,203,788
Loans receivable (net of allowance for expected credit losses of $161 and $1,114 at December 31, 2025 and 2024)		418,913		405,453
Total investments		30,687,429		27,889,406
Cash and cash equivalents		2,539,938		1,974,747
Premiums and fees receivable (net of allowance for expected credit losses of $42,006 and $39,884 at December 31, 2025 and 2024)		3,417,112		3,266,845
Due from reinsurers (net of allowance for expected credit losses of $6,378 and $8,350 at December 31, 2025 and 2024)		3,543,013		3,557,695
Deferred policy acquisition costs		1,000,691		951,728
Prepaid reinsurance premiums		881,831		823,207
Trading account receivable from brokers and clearing organizations		11,669		60,327
Property, furniture and equipment		596,235		478,511
Goodwill		184,332		184,332
Accrued investment income		255,199		243,772
Current federal and foreign income taxes		2,732		39,382
Deferred federal and foreign income taxes		141,496		220,217
Other assets		809,394		877,099
Total assets	$	44,071,071	$	40,567,268
Liabilities and Equity				
Liabilities:				
Reserves for losses and loss expenses	$	22,207,773	$	20,368,030
Unearned premiums		6,721,570		6,375,112
Due to reinsurers		615,781		668,652
Trading account securities sold but not yet purchased		66,285		73,358
Current federal and foreign income taxes		83,373		53,482
Deferred federal and foreign income taxes		99,873		65,151
Senior notes and other debt		1,829,198		1,831,158
Subordinated debentures		1,010,527		1,009,808
Other liabilities		1,724,797		1,715,078
Total liabilities		34,359,177		32,159,829
Equity:				
Preferred stock, par value $.10 per share:				
Authorized 5,000,000 shares; issued and outstanding — none		—		—
Common stock, par value $.20 per share:				
Authorized 1,875,000,000 shares; issued and outstanding, net of treasury shares, 377,155,799 and 380,066,070 shares, respectively		158,705		158,705
Additional paid-in capital		987,708		984,825
Retained earnings		13,344,204		12,265,070
Accumulated other comprehensive loss		(451,097)		(934,269)
Treasury stock, at cost, 416,366,010 and 413,455,739 shares, respectively		(4,338,702)		(4,079,220)
Total common stockholders' equity		9,700,818		8,395,111
Noncontrolling interests		11,076		12,328
Total equity		9,711,894		8,407,439
Total liabilities and equity	$	44,071,071	$	40,567,268

See accompanying notes to consolidated financial statements.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except per share data)		Year Ended December 31, 2025		2024		2023
COMMON STOCK:						
Beginning and end of period	$	158,705	$	158,705	$	158,705
ADDITIONAL PAID IN CAPITAL:						
Beginning of period	$	984,825	$	964,789	$	944,632
Restricted stock units issued		(49,641)		(32,344)		(29,043)
Restricted stock units expensed		52,524		52,380		49,200
End of period	$	987,708	$	984,825	$	964,789
RETAINED EARNINGS:						
Beginning of period	$	12,265,070	$	11,040,908	$	10,161,005
Net income to common stockholders		1,779,403		1,756,115		1,381,359
Dividends ($1.85, $1.40, and $1.29 per share, respectively)		(700,269)		(531,953)		(501,456)
End of period	$	13,344,204	$	12,265,070	$	11,040,908
ACCUMULATED OTHER COMPREHENSIVE LOSS:						
Unrealized investment (losses) gains:						
Beginning of period	$	(517,170)	$	(586,354)	$	(892,905)
Change in unrealized gains on securities without an allowance for expected credit losses		393,352		64,756		305,908
Change in unrealized (losses) gains on securities with an allowance for expected credit losses		(862)		4,428		643
End of period		(124,680)		(517,170)		(586,354)
Currency translation adjustments:						
Beginning of period		(417,099)		(339,484)		(371,676)
Net change in period		90,682		(77,615)		32,192
End of period		(326,417)		(417,099)		(339,484)
Total accumulated other comprehensive loss	$	(451,097)	$	(934,269)	$	(925,838)
TREASURY STOCK:						
Beginning of period	$	(4,079,220)	$	(3,783,133)	$	(3,251,429)
Stock exercised/vested		12,623		10,066		10,381
Stock repurchased		(270,221)		(303,655)		(537,163)
Other		(1,884)		(2,498)		(4,922)
End of period	$	(4,338,702)	$	(4,079,220)	$	(3,783,133)
NONCONTROLLING INTERESTS:						
Beginning of period	$	12,328	$	13,806	$	19,829
(Distributions) contributions		(6,627)		58		(8,508)
Net income (loss)		5,376		(1,538)		2,487
Other comprehensive (loss) income, net of tax		(1)		2		(2)
End of period	$	11,076	$	12,328	$	13,806

See accompanying notes to consolidated financial statements.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)		Year Ended December 31, 2025		2024		2023
CASH FROM OPERATING ACTIVITIES:						
Net income to common stockholders	$	1,779,403	$	1,756,115	$	1,381,359
Adjustments to reconcile net income to net cash from operating activities:						
Net investment gains		(132,220)		(117,708)		(47,042)
Depreciation and (accretion) amortization		(48,126)		(170,638)		(20,861)
Noncontrolling interests		5,376		(1,538)		2,487
Investment funds		(27,582)		11,491		(16,743)
Stock incentive plans		54,524		54,381		51,000
Change in:						
Arbitrage trading account		(56,919)		122,738		(54,213)
Premiums and fees receivable		(129,586)		(184,431)		(334,178)
Reinsurance accounts		(114,564)		(31,738)		(306,017)
Deferred policy acquisition costs		(48,859)		(91,150)		(99,387)
Current income taxes		63,905		(28,526)		52,451
Deferred income taxes		9,437		95,311		(26,691)
Reserves for losses and loss expenses		1,766,882		1,707,722		1,715,076
Unearned premiums		321,735		485,488		617,535
Other		139,210		70,851		14,462
Net cash from operating activities		3,582,616		3,678,368		2,929,238
CASH FLOWS USED IN INVESTING ACTIVITIES:						
Proceeds from sale of fixed maturity securities		1,149,313		2,310,746		1,011,195
Proceeds from sale of equity securities		430,405		331,291		318,852
Distributions from (contributions to) investment funds		139,711		134,853		(19,904)
Proceeds from maturities and prepayments of fixed maturity securities		5,312,043		4,890,572		3,506,903
Purchase of fixed maturity securities		(8,428,883)		(9,368,703)		(6,664,763)
Purchase of equity securities		(418,440)		(207,457)		(80,454)
Real estate disposed (purchased)		14,627		(66,632)		(2,074)
Change in loans receivable		12,695		(210,816)		(29,719)
Net additions to property, furniture and equipment		(169,994)		(105,623)		(53,080)
Change in balances due from security brokers		(70,812)		107,280		(33,929)
Cash received in connection with business disposition		—		—		96,567
Payment for business purchased, net of cash acquired		—		—		(11,558)
Net cash used in investing activities		(2,029,335)		(2,184,489)		(1,961,964)
CASH FLOWS USED IN FINANCING ACTIVITIES:						
Net proceeds from issuance of debt		—		3,105		980
Repayment of senior notes and other debt		(2,063)		—		(1,954)
Cash dividends to common stockholders		(700,269)		(531,953)		(501,456)
Purchase of common treasury shares		(270,221)		(303,655)		(537,163)
Other, net		(53,894)		(19,984)		(22,902)
Net cash used in financing activities		(1,026,447)		(852,487)		(1,062,495)
Net impact on cash due to change in foreign exchange rates		38,357		(29,840)		9,070
Net increase (decrease) in cash and cash equivalents		565,191		611,552		(86,151)
Cash and cash equivalents at beginning of year		1,974,747		1,363,195		1,449,346
Cash and cash equivalents at end of year	$	2,539,938	$	1,974,747	$	1,363,195

See accompanying notes to consolidated financial statements.

W. R. BERKLEY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2025, 2024 and 2023

(1) Summary of Significant Accounting Policies

(A) Principles of consolidation and basis of presentation

The consolidated financial statements, which include the accounts of W. R. Berkley Corporation and its subsidiaries (the "Company"), have been prepared on the basis of U.S. generally accepted accounting principles ("GAAP"). All significant intercompany transactions and balances have been eliminated. Shares outstanding and per share amounts were adjusted to reflect the 3-for-2 common stock split effected on July 10, 2024. Additionally, commencing with the first quarter of 2024, the Company reclassified a program management business from the Insurance segment to the Reinsurance & Monoline Excess segment. The reclassified business is a program management business offering support on a nationwide basis for commercial casualty and property program administrators. Reclassifications were made in the 2023 financial statements as originally reported to conform to the presentation of the 2025 and 2024 financial statements.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the revenues and expenses reflected during the reporting period. The most significant items on our balance sheet that involve a greater degree of accounting estimates that are subject to change in the future are the valuation of investments, allowance for expected credit losses on investments, reserves for losses and loss expenses and premium estimates. Actual results could differ from those estimates.

(B) Revenue recognition

Insurance premiums are recognized as written at the inception of the policy. Reinsurance premiums are estimated based upon information received from ceding companies, and subsequent differences from such estimates are recorded in the period they are determined. Insurance and reinsurance premiums are primarily earned on a pro rata basis over the policy term. Fees for services are earned over the period that the services are provided. Premiums and fees receivable are reported net of an allowance for expected credit losses, with the allowance being estimated based on current and future expected conditions, historical loss data and specific identification of collectability concerns where applicable. Changes in the allowance are reported within other operating costs and expenses.

Audit premiums are recognized when they are reliably determinable. The change in accruals for earned but unbilled audit premiums (decreased) increased net premiums written and premiums earned by $(2) million, $19 million and $19 million in 2025, 2024 and 2023, respectively.

Revenues from non-insurance businesses are derived from businesses engaged in the distribution of promotional merchandise, world-wide textile solutions, and aircraft services provided to the general, commercial and military aviation markets. These aircraft services include (i) the distribution, manufacturing, repair and overhaul of aircraft parts and components, (ii) the sale of new and used aircraft, and (iii) avionics, fuel, maintenance, storage and charter services. Revenue is recognized upon the shipment of products and parts, the delivery of aircraft, the delivery of fuel, and over the completion period of services.

Insurance service fee revenue represents servicing fees for program administration and claims management services provided by the Company, including workers' compensation assigned risk plans, as well as insurance brokerage and risk management services. Fees for program administration, claims management and risk management services are primarily recognized ratably over the related contract period for which the underlying services are rendered.

(C) Cash and cash equivalents

Cash equivalents consist of funds invested in money market accounts and investments with an effective maturity of three months or less when purchased.

(D) Investments

Fixed maturity securities classified as available for sale are carried at estimated fair value, with unrealized gains and losses, net of applicable income taxes, excluded from earnings and reported as a component of comprehensive income and a separate component of stockholders' equity. Fixed maturity securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost. Investment income from fixed maturity

securities is recognized based on the constant effective yield method. Premiums and discounts on mortgage-backed securities are adjusted for the effects of actual and anticipated prepayments on a retrospective basis.

Equity securities with readily determinable fair values are measured at fair value, with changes in the fair value recognized in net income within net realized and unrealized gains on investments.

Fixed maturity securities that the Company purchased with the intent to sell in the near-term are classified as trading account securities and are reported at estimated fair value. Realized and unrealized gains and losses from trading activity are reported as net investment income and are recorded at the trade date. Short sales and short call options are presented as trading securities sold but not yet purchased. Unsettled trades and the net margin balances held by the clearing broker are presented as a trading account receivable from brokers and clearing organizations.

Investment funds are carried under the equity method of accounting. The Company's share of the earnings or losses of investment funds is primarily reported on a one-quarter lag in order to facilitate the timely completion of the Company's consolidated financial statements.

Loans receivable primarily represent commercial and real estate loans and are carried at amortized cost. The accrual of interest on loans receivable is discontinued if the loan is 90 days past due based on the contractual terms of the loan unless the loan is adequately secured and in process of collection. In general, loans are placed on non-accrual status or charged off at an earlier date if collection of principal or interest is considered doubtful. Interest on these loans is accounted for on a cash basis until qualifying for return to accrual status. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." Fair value of investments is determined based on a fair value hierarchy that prioritizes the use of observable inputs over the use of unobservable inputs and requires the use of observable inputs when available. (See Note 12 of the Notes to Consolidated Financial Statements.)

Realized gains or losses represent the difference between the cost of securities sold and the proceeds realized upon sale and are recorded at the trade date. The Company uses primarily the first-in, first-out method to determine the cost of securities sold.

For available for sale securities in an unrealized loss position where the Company intends to sell, or it is more likely than not that it will be required to sell the security before recovery in value, the amortized cost basis is written down to fair value through net investment gains. For available for sale securities in an unrealized loss position where the Company does not intend to sell, or it is more likely than not that it will not be required to sell the security before recovery in value, the Company evaluates whether the decline in fair value has resulted from credit losses or all other factors (non-credit factors). In making this assessment, the Company considers the extent to which fair value is less than amortized cost, changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, an allowance for expected credit losses is recorded for the credit loss through net investment gains, limited by the amount that the fair value is less than the amortized cost basis. The allowance is adjusted for any change in expected credit losses and subsequent recoveries through net investment gains. The impairment related to non-credit factors is recognized in comprehensive income (loss).

For financial assets carried at amortized cost, which includes held to maturity securities and loans receivable, the Company estimates an allowance for expected credit losses based on relevant information about past events, including historical loss experience, current conditions and forecasts that affect the expected collectability of the amortized cost of the financial asset. The allowance for expected credit losses is presented as a reduction to amortized cost of the financial asset in the consolidated balance sheet and changes to the estimate for expected credit losses are recognized through net investment gains.

The Company's credit assessment of allowance for expected credit losses uses a third party model for available for sale and held to maturity securities, as well as loans receivable. The allowance for expected credit losses is generally based on the performance of the underlying collateral under various economic and default scenarios that involve subjective judgments and estimates by management. Modeling these securities involves various factors, such as projected default rates, the nature and realizable value of the collateral, if any, the ability of the issuer to make scheduled payments, historical performance and other relevant economic and performance factors. A discounted cash flow analysis is used to ascertain the amount of the allowance for expected credit losses, if any. In general, the model reverts to the rating-level long-term average marginal default rates based on 10 years of historical data, beyond the forecast period. For other inputs, the model in most cases reverts to the baseline long-

74

term assumptions linearly over 5 years beyond the forecast period. The long-term assumptions are based on the historical averages.

The Company reports accrued investment income separately from fixed maturity securities, and has elected not to measure an allowance for expected credit losses for accrued investment income. Accrued investment income is written off through net investment income at the time the issuer of the bond defaults or is expected to default on payments.

Real estate held for investment purposes is initially recorded at the purchase price, which is generally fair value, and is subsequently reported at cost less accumulated depreciation. Real estate taxes, interest and other costs incurred during development and construction are capitalized. Buildings are depreciated on a straight-line basis over the estimated useful lives of the building. Minimum rental income is recognized on a straight-line basis over the lease term. Income and expenses from real estate are reported as net investment income. The carrying value of real estate is reviewed for impairment and an impairment loss is recognized if the estimated undiscounted cash flows from the use and disposition of the property are less than the carrying value of the property.

(E) Per share data

The Company presents both basic and diluted net income per share ("EPS") amounts. Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding during the year (including 17,378,810 common shares held in a grantor trust). The common shares held in the grantor trust are designated for delivery upon the settlement of restricted stock units ("RSUs") that are vested but mandatorily deferred. Accordingly, such shares deliverable under vested RSUs do not affect diluted shares outstanding since the shares are already included in basic shares outstanding (which includes the shares in the grantor trust referenced above). Diluted EPS is based upon the weighted average number of basic and common equivalent shares outstanding during the period and is calculated using the treasury stock method for stock incentive plans. Common equivalent shares are excluded from the computation in periods in which they have an anti-dilutive effect.

(F) Deferred policy acquisition costs

Acquisition costs associated with the successful acquisition of new and renewed insurance and reinsurance contracts are deferred and amortized ratably over the terms of the related contracts. Ceding commissions received on reinsurance contracts are netted against acquisition costs and are recognized ratably over the life of the contract. Deferred policy acquisition costs are presented net of unearned ceding commissions. Deferred policy acquisition costs are comprised primarily of commissions, as well as employment-related underwriting costs and premium taxes. Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income and, if not, are charged to expense. The recoverability of deferred policy acquisition costs is evaluated separately by each of our businesses. Future investment income is taken into account in measuring the recoverability of deferred policy acquisition costs.

(G) Reserves for losses and loss expenses

Reserves for losses and loss expenses are an accumulation of amounts determined on the basis of (1) evaluation of claims for business written directly by the Company; (2) estimates received from other companies for reinsurance assumed by the Company; and (3) estimates for losses incurred but not reported (based on Company and industry experience). These estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the statements of income in the period in which they are determined. The Company discounts its reserves for excess and assumed workers' compensation claims using a risk-free or statutory rate. (See Note 13 of Notes to Consolidated Financial Statements.)

(H) Reinsurance ceded

The unearned portion of premiums ceded to reinsurers is reported as prepaid reinsurance premiums and earned ratably over the policy term. The estimated amounts of reinsurance recoverable on unpaid losses are reported as due from reinsurers. To the extent any reinsurer does not meet its obligations under reinsurance agreements, the Company must discharge its liability. Amounts due from reinsurers are reflected net of funds held where the right of offset is present. The Company has provided an allowance for expected credit losses for estimated uncollectible reinsurance. The allowance is estimated based on the composition of the recoverable balance, considering reinsurer credit ratings, collateral received from financial institutions and funds withheld arrangements, length of collection periods, probability of default methodology, and specific identification of collectability concerns. Changes in the allowance are reported within losses and loss expenses.

(I) Deposit accounting

Contracts that do not meet the risk transfer requirements of GAAP are accounted for using the deposit accounting method. Under this method, an asset or liability is recognized at the inception of the contract based on consideration paid or received. The amount of the deposit asset or liability is adjusted at subsequent reporting dates using the interest method with a corresponding credit or charge to interest income or expense. Deposit liabilities for assumed reinsurance contracts were $28 million and $29 million at December 31, 2025 and 2024, respectively.

(J) Federal and foreign income taxes

The Company files a consolidated income tax return in the U.S. and foreign tax returns in countries where it has overseas operations. The Company's method of accounting for income taxes is the asset and liability method. Under this method, deferred tax assets and liabilities are measured using tax rates currently in effect or expected to apply in the years in which those temporary differences are expected to reverse. Interest and penalties, if any, are reported as income tax expense. The Company believes there are no uncertain tax positions that would require disclosure under GAAP. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that all or a portion of the deferred tax assets will not be realized.

(K) Foreign currency

Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are reported on the statements of income as other operating costs and expenses. Unrealized gains or losses resulting from translating the results of non-U.S. dollar denominated operations are reported in accumulated other comprehensive income. Revenues and expenses denominated in currencies other than U.S. dollars are generally translated at the weighted average exchange rate during the year. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date.

(L) Property, furniture and equipment

Property, furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the estimated useful lives of the respective assets. Depreciation expense was $54 million, $55 million and $51 million for 2025, 2024 and 2023, respectively.

(M) Comprehensive income

Comprehensive income encompasses all changes in stockholders' equity (except those arising from transactions with stockholders) and includes net income, net unrealized holding gains or losses on available for sale securities and unrealized foreign currency translation adjustments.

(N) Goodwill and other intangible assets

Goodwill and other intangible assets are tested for impairment on an annual basis and at interim periods where circumstances require. The Company's impairment test as of December 31, 2025 indicated that there were no material impairment losses related to goodwill and other intangible assets. Intangible assets of $86 million and $97 million are included in other assets as of December 31, 2025 and 2024, respectively.

(O) Restricted stock units

The costs resulting from all share-based payment transactions with employees are recognized in the consolidated financial statements using a fair-value-based measurement method. Compensation cost is recognized for financial reporting purposes over the period in which the employee is required to provide service in exchange for the award (generally the vesting period).

(P) Statements of cash flows

Interest payments were $126 million, $138 million and $114 million in 2025, 2024 and 2023, respectively. Income taxes paid were $407 million (including $340 million to the United States, $40 million to Australia and $27 million to other jurisdictions), $410 million (including $361 million to the United States, $25 million to Australia and $24 million to other jurisdictions) and $332 million (including $296 million to the United States, $18 million to Australia and $18 million to other jurisdictions) in 2025, 2024 and 2023, respectively. Other non-cash items include unrealized investment gains and losses. (See Note 10 of Notes to Consolidated Financial Statements.)

(Q) Recent accounting pronouncements

Recently adopted accounting pronouncements:

In December 2023, the Financial Accounting Standards Board issued Accounting Standards Update 2023-09, Improvements to Income Tax Disclosures (Topic 740), to enhance the transparency and usefulness of income tax disclosures. The guidance requires additional disclosures primarily related to the rate reconciliation and income taxes paid. This guidance is effective for annual periods beginning after December 15, 2024. The Company adopted this guidance prospectively for the year ended December 31, 2025.

All other accounting and reporting standards that became effective in 2025 were either not applicable to the Company or their adoption did not have a material impact on the Company.

Accounting and reporting standards that are not yet effective:

In November 2024, the Financial Accounting Standards Board issued Accounting Standards Update 2024-03, Disaggregation of Income Statement Expenses, addressing investor requests for more transparent information. The guidance requires disclosure of specified information about certain costs and expenses in the notes to the financial statements. The guidance is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Prospective application is required, with retrospective application permitted. The Company will adopt this guidance for the year ended December 31, 2027 and resulting impact will be disclosure only.

All other recently issued but not yet effective accounting and reporting standards are either not applicable to the Company or are not expected to have a material impact on the Company.

(2) Consolidated Statements of Comprehensive Income

The following tables present the components of the changes in accumulated other comprehensive income (loss) (AOCI) as of and for the years ended December 31, 2025 and 2024:

(In thousands)

December 31, 2025		Unrealized Investment Gains (Losses)			Currency Translation Adjustments			Accumulated Other Comprehensive Income (Loss)
Changes in AOCI								
Beginning of period	$	(517,170)		$	(417,099)		$	(934,269)
Other comprehensive income before reclassifications		344,083			90,682			434,765
Amounts reclassified from AOCI		48,408			—			48,408
Other comprehensive income		392,491			90,682			483,173
Unrealized investment loss related to noncontrolling interest		(1)			—			(1)
Ending balance	$	(124,680)		$	(326,417)		$	(451,097)
Amounts reclassified from AOCI								
Pre-tax	$	61,276	(1)	$	—		$	61,276
Tax effect		(12,868)	(2)		—			(12,868)
After-tax amounts reclassified	$	48,408		$	—		$	48,408
Other comprehensive income								
Pre-tax	$	497,765		$	90,682		$	588,447
Tax effect		(105,274)			—			(105,274)
Other comprehensive income	$	392,491		$	90,682		$	483,173

(In thousands)

December 31, 2024		Unrealized Investment Gains (Losses)			Currency Translation Adjustments			Accumulated Other Comprehensive Income (Loss)
Changes in AOCI								
Beginning of period	$	(586,354)		$	(339,484)		$	(925,838)
Other comprehensive loss before reclassifications		(26,128)			(77,615)			(103,743)
Amounts reclassified from AOCI		95,310			—			95,310
Other comprehensive income (loss)		69,182			(77,615)			(8,433)
Unrealized investment income related to non-controlling interest		2			—			2
Ending balance	$	(517,170)		$	(417,099)		$	(934,269)
Amounts reclassified from AOCI								
Pre-tax	$	120,646	(1)	$	—		$	120,646
Tax effect		(25,336)	(2)		—			(25,336)
After-tax amounts reclassified	$	95,310		$	—		$	95,310
Other comprehensive income (loss)								
Pre-tax	$	84,474		$	(77,615)		$	6,859
Tax effect		(15,292)			—			(15,292)
Other comprehensive income (loss)	$	69,182		$	(77,615)		$	(8,433)

_____

(1) Net investment gains in the consolidated statements of income.
(2) Income tax expense in the consolidated statements of income.

(3) Investments in Fixed Maturity Securities

At December 31, 2025 and 2024, investments in fixed maturity securities were as follows:

(In thousands)	Amortized Cost	Allowance for Expected Credit Losses (1)	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Carrying Value
December 31, 2025						
Held to maturity:						
State and municipal	$ 28,777	$ (9)	$ 796	$ —	$ 29,564	$ 28,768
Residential mortgage-backed	1,838	—	76	—	1,914	1,838
Total held to maturity	30,615	(9)	872	—	31,478	30,606
Available for sale:						
U.S. government and government agency	3,964,375	—	48,820	(15,157)	3,998,038	3,998,038
State and municipal:						
Special revenue	1,206,387	—	6,002	(27,943)	1,184,446	1,184,446
State general obligation	203,543	—	3,465	(3,848)	203,160	203,160
Pre-refunded	74,276	—	619	(111)	74,784	74,784
Corporate backed	159,876	—	1,958	(3,459)	158,375	158,375
Local general obligation	218,022	—	1,459	(3,052)	216,429	216,429
Total state and municipal	1,862,104	—	13,503	(38,413)	1,837,194	1,837,194
Mortgage-backed securities:						
Residential	4,584,970	(65)	71,048	(132,645)	4,523,308	4,523,308
Commercial	281,573	—	3,632	(35)	285,170	285,170
Total mortgage-backed securities	4,866,543	(65)	74,680	(132,680)	4,808,478	4,808,478
Asset-backed securities	3,807,393	—	20,196	(17,243)	3,810,346	3,810,346
Corporate:						
Industrial	3,627,567	—	57,466	(36,499)	3,648,534	3,648,534
Financial	3,438,348	—	61,180	(16,460)	3,483,068	3,483,068
Utilities	1,300,506	—	22,593	(8,878)	1,314,221	1,314,221
Other	240,374	—	2,356	(1,142)	241,588	241,588
Total corporate	8,606,795	—	143,595	(62,979)	8,687,411	8,687,411
Foreign government	2,032,543	—	20,906	(177,860)	1,875,589	1,875,589
Total available for sale	25,139,753	(65)	321,700	(444,332)	25,017,056	25,017,056
Total investments in fixed maturity securities	$ 25,170,368	$ (74)	$ 322,572	$ (444,332)	$ 25,048,534	$ 25,047,662

(In thousands)	Amortized Cost		Allowance for Expected Credit Losses (1)		Gross Unrealized				Fair Value		Carrying Value
					Gains		Losses				
December 31, 2024											
Held to maturity:											
State and municipal	$	42,145	$	(25)	$	1,492	$	—	$	43,612	$	42,120
Residential mortgage-backed		2,292		—		69		—		2,361		2,292
Total held to maturity		44,437		(25)		1,561		—		45,973		44,412
Available for sale:											
U.S. government and government agency		2,268,596		—		9,608		(42,863)		2,235,341		2,235,341
State and municipal:											
Special revenue		1,581,778		—		3,521		(67,591)		1,517,708		1,517,708
State general obligation		272,936		—		1,439		(8,981)		265,394		265,394
Pre-refunded		85,340		—		599		(347)		85,592		85,592
Corporate backed		158,322		—		1,079		(5,827)		153,574		153,574
Local general obligation		278,165		—		922		(6,711)		272,376		272,376
Total state and municipal		2,376,541		—		7,560		(89,457)		2,294,644		2,294,644
Mortgage-backed securities:											
Residential		3,411,796		(5)		11,047		(189,630)		3,233,208		3,233,208
Commercial		534,936		(425)		1,201		(3,430)		532,282		532,282
Total mortgage-backed securities		3,946,732		(430)		12,248		(193,060)		3,765,490		3,765,490
Asset-backed securities		3,910,363		—		16,161		(41,512)		3,885,012		3,885,012
Corporate:											
Industrial		3,746,501		—		14,518		(93,820)		3,667,199		3,667,199
Financial		3,339,718		—		18,871		(38,076)		3,320,513		3,320,513
Utilities		795,839		—		2,970		(20,115)		778,694		778,694
Other		653,194		—		2,493		(4,452)		651,235		651,235
Total corporate		8,535,252		—		38,852		(156,463)		8,417,641		8,417,641
Foreign government		1,928,978		(216)		11,936		(185,373)		1,755,325		1,755,325
Total available for sale		22,966,462		(646)		96,365		(708,728)		22,353,453		22,353,453
Total investments in fixed maturity securities	$	23,010,899	$	(671)	$	97,926	$	(708,728)	$	22,399,426	$	22,397,865

———————————

(1) Represents the amount of impairment that has resulted from credit-related factors. The change in the allowance for expected credit losses is recognized in the consolidated statements of income. Amount excludes unrealized losses relating to non-credit factors.

The following table presents the rollforward of the allowance for expected credit losses for held to maturity securities for the years ended December 31, 2025 and 2024:

(In thousands)	State and Municipal			
	2025		2024	
Balance, beginning of period	$	25	$	43
Provision for expected credit losses		(16)		(18)
Balance, end of period	$	9	$	25

The following table presents the rollforward of the allowance for expected credit losses for available for sale securities for the years ended December 31, 2025 and 2024:

(In thousands)	2025				2024					
	Foreign Government	Mortgage-Backed	State and Municipal	Total	Foreign Government	Corporate	Mortgage-Backed	Asset-backed	State and Municipal	Total
Balance, beginning of period	$ 216	$ 430	$ —	$ 646	$ 29,603	$ 5,026	$ 158	$ 1,164	$ 757	$ 36,708
Change on securities for which credit losses were not previously recorded	3	65	10	78	347	—	1,706	—	—	2,053
Change on securities for which credit losses were previously recorded	(219)	(430)	(10)	(659)	(29,355)	(5,026)	(831)	(1,164)	(757)	(37,133)
Reduction due to disposals	—	—	—	—	(379)	—	(603)	—	—	(982)
Balance, end of period	$ —	$ 65	$ —	$ 65	$ 216	$ —	$ 430	$ —	$ —	$ 646

During the year ended December 31, 2025, the allowance for expected credit losses for available for sale securities decreased primarily due to improved pricing related to foreign government securities and mortgage-backed securities. During the year ended December 31, 2024, the allowance for expected credit losses for available for sale securities decreased primarily due to improved pricing associated with foreign government securities and corporate securities.

The amortized cost and fair value of fixed maturity securities at December 31, 2025, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations.

(In thousands)	Amortized Cost (1)	Fair Value
Due in one year or less	$ 1,789,587	$ 1,740,503
Due after one year through five years	8,131,346	8,060,983
Due after five years through ten years	3,791,177	3,828,290
Due after ten years	6,589,868	6,608,366
Mortgage-backed securities	4,868,381	4,810,392
Total	$ 25,170,359	$ 25,048,534

_____

(1) Amortized cost is reduced by the allowance for expected credit losses of $9 thousand related to held to maturity securities.

At December 31, 2025 and 2024, there were no investments, other than investments in United States government and government agency securities, which exceeded 10% of common stockholders' equity. At December 31, 2025, investments with a carrying value of $2,131 million were on deposit in custodial or trust accounts, of which $1,149 million was on deposit with insurance regulators, $919 million was on deposit in support of the Company's underwriting activities at Lloyd's, $35 million was on deposit as security for reinsurance clients and $28 million was on deposit as security for letters of credit issued in support of the Company's reinsurance operations.

(4) Investments in Equity Securities

At December 31, 2025 and 2024, investments in equity securities were as follows:

(In thousands)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Carrying Value
December 31, 2025					
Common stocks	$ 566,577	$ 181,120	$ (5,584)	$ 742,113	$ 742,113
Preferred stocks	433,472	187,891	(5,275)	616,088	616,088
Total	$ 1,000,049	$ 369,011	$ (10,859)	$ 1,358,201	$ 1,358,201
December 31, 2024					
Common stocks	$ 612,479	$ 223,981	$ (76,293)	$ 760,167	$ 760,167
Preferred stocks	329,495	122,716	(8,590)	443,621	443,621
Total	$ 941,974	$ 346,697	$ (84,883)	$ 1,203,788	$ 1,203,788

(5) Arbitrage Trading Account

At December 31, 2025 and 2024, the fair value and carrying value of the arbitrage trading account were $1,221 million and $1,123 million, respectively. The primary focus of the trading account is merger arbitrage. Merger arbitrage is the business of investing in the securities of publicly held companies which are the targets in announced tender offers and mergers. Arbitrage investing differs from other types of investing in its focus on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less).

The Company uses put options and call options in order to mitigate the impact of potential changes in market conditions on the merger arbitrage trading account. These options are reported at fair value. As of December 31, 2025, the fair value of long option contracts outstanding was $3 million (notional amount of $278 million) and the fair value of short option contracts outstanding was $66 million (notional amount of $278 million). Other than with respect to the use of these trading account securities, the Company does not make use of derivatives.

(6) Net Investment Income

Net investment income consists of the following:

(In thousands)	2025	2024	2023
Investment income (loss) earned on:			
Fixed maturity securities, including cash and cash equivalents and loans receivable	$ 1,307,087	$ 1,260,429	$ 929,098
Arbitrage trading account (1)	74,407	69,573	69,369
Equity securities	50,529	48,920	55,726
Investment funds	27,582	(11,491)	16,743
Real estate	(18,450)	(23,616)	(11,185)
Gross investment income	1,441,155	1,343,815	1,059,751
Investment expense	(12,088)	(10,654)	(6,916)
Net investment income	$ 1,429,067	$ 1,333,161	$ 1,052,835

(1) Net investment income includes earnings from trading account receivables from brokers and clearing organizations.

(7) Investment Funds

The Company evaluates whether it is an investor in a variable interest entity ("VIE"). Such entities do not have sufficient equity at risk to finance their activities without additional subordinated financial support, or the equity investors, as a group, do not have the characteristics of a controlling financial interest (primary beneficiary). The Company determines whether it is the primary beneficiary of an entity subject to consolidation based on a qualitative assessment of the VIE's capital structure, contractual terms, nature of the VIE's operations and purpose, and the Company's relative exposure to the related risks of the VIE on the date it becomes initially involved in the VIE and on an ongoing basis. The Company is not the primary beneficiary in any of its investment funds, and accordingly, carries its interests in investments funds under the equity method of accounting.

The Company's maximum exposure to loss with respect to these investments is limited to the carrying amount reported on the Company's consolidated balance sheet and its unfunded commitments of $274 million as of December 31, 2025.

Investment funds consist of the following:

(In thousands)	Carrying Value as of December 31,		Income (Loss) From Investment Funds For the Year Ended		
	2025	2024	2025	2024	2023
Financial services (1)	$ 360,320	$ 430,163	$ (20,504)	$ (39,418)	$ (10,911)
Transportation	272,775	286,426	32,441	13,335	40,607
Infrastructure	169,847	151,560	15,258	17,071	13,049
Real estate	163,098	178,685	4,023	12,195	(6,676)
Energy	41,966	42,776	146	14,501	5,058
Other funds	353,796	378,636	(3,782)	(29,175)	(24,384)
Total	$ 1,361,802	$ 1,468,246	$ 27,582	$ (11,491)	$ 16,743

(1) Includes the Company's minority investment in Lifson Re (see Note 26 Related-Party Transactions).

The Company's share of the earnings or losses of investment funds is primarily reported on a one-quarter lag in order to facilitate the timely completion of the Company's consolidated financial statements.

Other funds include deferred compensation trust assets of $43 million and $38 million in 2025 and 2024, respectively. These assets support other liabilities reflected in the balance sheet of an equal amount for employees who have elected to defer a portion of their compensation. The change in the net asset value of the trust is recorded in other funds within net investment income with an offsetting equal amount within corporate expenses.

(8) Real Estate

Investment in real estate represents directly owned property held for investment, as follows:

(In thousands)	As of December 31,	
	2025	2024
Properties in operation	$ 1,051,455	$ 1,063,687
Properties under development	228,293	227,768
Total	$ 1,279,748	$ 1,291,455

In 2025, properties in operation primarily included a long-term ground lease in Washington, D.C., an office complex in New York City and the completed portion of a mixed-use project in Washington D.C. Properties in operation are net of accumulated depreciation and amortization of $41,942,000 and $38,671,000 as of December 31, 2025 and 2024, respectively. Depreciation expense was $9,453,000, $8,633,000 and $8,935,000 for the years ended December 31, 2025, 2024 and 2023, respectively. Future minimum rental income expected on operating leases relating to properties in operation is $36,767,697 in 2026, $39,898,012 in 2027, $42,512,029 in 2028, $37,191,356 in 2029, $31,563,792 in 2030 and $373,880,063 thereafter.

A mixed-use project in Washington, D.C. had been under development in 2025 and 2024, with the completed portion as noted above reported in properties in operation as of December 31, 2025.

The Company had commitments to invest up to $31 million in certain real estate investment projects as of December 31, 2025.

(9) Loans Receivable

At December 31, 2025 and 2024, loans receivable were as follows:

		As of December 31,		
(In thousands)		**2025**		**2024**
Amortized cost (net of allowance for expected credit losses):				
Real estate loans	$	418,913	$	402,382
Commercial loans		—		3,071
Total	$	418,913	$	405,453
Fair value:				
Real estate loans	$	419,074	$	402,177
Commercial loans		—		3,071
Total	$	419,074	$	405,248

The real estate loans are secured by commercial and residential real estate primarily located in the U.K. and New York. These loans generally earn interest at fixed or stepped interest rates and have maturities through 2028.

The following table presents the rollforward of the allowance for expected credit losses for loans receivable for the years ended December 31, 2025 and 2024:

		2025						2024				
(In thousands)		**Real Estate Loans**		**Commercial Loans**		**Total**		**Real Estate Loans**		**Commercial Loans**		**Total**
Balance, beginning of period	$	1,088	$	26	$	1,114	$	2,983	$	21	$	3,004
Change in expected credit losses		(927)		(26)		(953)		(1,895)		5		(1,890)
Balance, end of period	$	161	$	—	$	161	$	1,088	$	26	$	1,114

During the year ended December 31, 2025, the allowance for expected credit losses decreased primarily due to the redemption of one loan and a decrease in the weighted average life of the remaining loan portfolio. During the year ended December 31, 2024, the allowance for expected credit losses decreased due to a decrease in the weighted average life of the loan portfolio.

The Company monitors the performance of its loans receivable and assesses the ability of the borrower to pay principal and interest based upon loan structure, underlying property values, cash flow and related financial and operating performance of the property and market conditions.

In evaluating the real estate loans, the Company considers their credit quality indicators, including loan to value ratios, which compare the outstanding loan amount to the estimated value of the property, the borrower's financial condition and performance with respect to loan terms, the position in the capital structure, the overall leverage in the capital structure and other market conditions.

(10) Net Investment Gains

Net investment gains were as follows:

(In thousands)		2025		2024		2023
Net investment gains:						
Fixed maturity securities:						
Gains	$	18,544	$	15,486	$	2,003
Losses		(19,191)		(32,866)		(25,429)
Equity securities (1):						
Net realized gains on investment sales (2)		70,042		116,475		161,271
Change in unrealized gains		96,337		120,799		70,448
Investment funds		(292)		1,835		(25,625)
Real estate (3)		26,544		(2,647)		(70,934)
Loans receivable		(87)		—		(18,841)
Other (4)		(61,227)		(139,344)		(45,353)
Net realized and unrealized gains on investments in earnings before allowance for expected credit losses		130,670		79,738		47,540
Change in allowance for expected credit losses on investments:						
Fixed maturity securities		597		36,080		715
Loans receivable		953		1,890		(1,213)
Change in allowance for expected credit losses on investments		1,550		37,970		(498)
Net investment gains		132,220		117,708		47,042
Income tax expense		(28,512)		(29,205)		(10,250)
After-tax net investment gains	$	103,708	$	88,503	$	36,792
Change in unrealized investment gains (losses):						
Fixed maturity securities without allowance for expected credit losses	$	490,594	$	83,395	$	389,839
Fixed maturity securities with allowance for expected credit losses		(862)		4,428		643
Investment funds		8,203		(3,217)		3,989
Other		(170)		(132)		(1,568)
Total change in unrealized investment gains		497,765		84,474		392,903
Income tax expense		(105,274)		(15,292)		(86,350)
Noncontrolling interests		(1)		2		(2)
After-tax change in unrealized investment gains	$	392,490	$	69,184	$	306,551

_____

(1) The net realized gains or losses on investment sales represent the total gains or losses from the purchase dates of the equity securities. The change in unrealized gains (losses) consists of two components: (i) the reversal of the gain or loss recognized in previous periods on equity securities sold and (ii) the change in unrealized gain or loss resulting from mark-to-market adjustments on equity securities still held.

(2) In 2023, the Company completed a sale of the property and casualty insurance services division of Breckenridge IS, Inc. and recognized a pre-tax net realized gain on investment of $89 million on the sale (proceeds from the sale is presented on the business disposition line within the Consolidated Statements of Cash Flows).

(3) The Company recognized impairments on real estate of $72 million in 2023.

(4) Primarily relates to realized foreign currency losses upon the disposition of fixed maturity securities.

(11) Fixed Maturity Securities in an Unrealized Loss Position

The following tables summarize all fixed maturity securities in an unrealized loss position at December 31, 2025 and 2024 by the length of time those securities have been continuously in an unrealized loss position.

(In thousands)	Less Than 12 Months Fair Value	Less Than 12 Months Gross Unrealized Losses	12 Months or Greater Fair Value	12 Months or Greater Gross Unrealized Losses	Total Fair Value	Total Gross Unrealized Losses
December 31, 2025						
U.S. government and government agency	$ 790,077	$ 8,902	$ 183,896	$ 6,255	$ 973,973	$ 15,157
State and municipal	141,680	1,520	1,053,168	36,893	1,194,848	38,413
Mortgage-backed securities	251,861	2,265	839,061	130,415	1,090,922	132,680
Asset-backed securities	644,346	1,643	503,876	15,600	1,148,222	17,243
Corporate	494,240	4,308	1,786,925	58,671	2,281,165	62,979
Foreign government	666,054	9,770	285,640	168,090	951,694	177,860
Fixed maturity securities	$ 2,988,258	$ 28,408	$ 4,652,566	$ 415,924	$ 7,640,824	$ 444,332
December 31, 2024						
U.S. government and government agency	$ 767,515	$ 9,637	$ 560,260	$ 33,226	$ 1,327,775	$ 42,863
State and municipal	348,116	8,027	1,411,761	81,430	1,759,877	89,457
Mortgage-backed securities	1,541,464	21,326	1,060,823	171,734	2,602,287	193,060
Asset-backed securities	411,763	4,613	626,237	36,899	1,038,000	41,512
Corporate	1,791,970	21,346	2,951,377	135,117	4,743,347	156,463
Foreign government	600,103	17,933	476,479	167,440	1,076,582	185,373
Fixed maturity securities	$ 5,460,931	$ 82,882	$ 7,086,937	$ 625,846	$ 12,547,868	$ 708,728

Substantially all of the securities in an unrealized loss position are rated investment grade, except for the securities in the foreign government classification. A significant amount of the unrealized loss on foreign government securities is the result of changes in currency exchange rates.

Fixed Maturity Securities — A summary of the Company's non-investment grade fixed maturity securities that were in an unrealized loss position at December 31, 2025 is presented in the table below:

($ in thousands)	Number of Securities	Aggregate Fair Value	Gross Unrealized Loss
Foreign government	67	$ 151,002	$ 165,721
Corporate	24	43,968	814
State and municipal	5	28,958	1,047
Mortgage-backed securities	14	2,244	113
Total	110	$ 226,172	$ 167,695

For fixed maturity securities that management does not intend to sell or to be required to sell, the portion of the decline in value that is considered to be due to credit factors is recognized in earnings, and the portion of the decline in value that is considered to be due to non-credit factors is recognized in other comprehensive income.

The Company has evaluated its fixed maturity securities in an unrealized loss position and believes the unrealized losses are due primarily to temporary market and sector-related factors rather than to issuer-specific factors. None of these securities are delinquent or in default under financial covenants. Based on its assessment of these issuers, the Company expects them to continue to meet their contractual payment obligations as they become due.

(12)   Fair Value Measurements

The Company's fixed maturity and equity securities classified as available for sale and its trading account securities are carried at fair value. Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date". The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Quoted prices for similar assets or valuations based on inputs that are observable.

Level 3 - Estimates of fair value based on internal pricing methodologies using unobservable inputs. Unobservable inputs are only used to measure fair value to the extent that observable inputs are not available.

Substantially all of the Company's fixed maturity securities were priced by independent pricing services (generally one U.S. pricing service plus additional pricing services with respect to a limited number of foreign securities held by the Company). The prices provided by the independent pricing services are estimated based on observable market data in active markets utilizing pricing models and processes, which may include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, sector groupings, matrix pricing and reference data. The pricing services may prioritize inputs differently on any given day for any security based on market conditions, and not all inputs are available for each security evaluation on any given day. The pricing services used by the Company have indicated that they will only produce an estimate of fair value if objectively verifiable information is available. The determination of whether markets are active or inactive is based upon the volume and level of activity for a particular asset class. The Company reviews the prices provided by pricing services for reasonableness and periodically performs independent price tests of a sample of securities to ensure proper valuation.

If prices from independent pricing services are not available for fixed maturity securities, the Company estimates the fair value. For Level 2 securities, the Company utilizes pricing models and processes which may include benchmark yields, sector groupings, matrix pricing, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, bids, offers and reference data. Where broker quotes are used, the Company generally requests two or more quotes and sets a price within the range of quotes received based on its assessment of the credibility of the quote and its own evaluation of the security. The Company generally does not adjust quotes received from brokers. For securities traded only in private negotiations, the Company determines fair value based primarily on the cost of such securities, which is adjusted to reflect prices of recent placements of securities of the same issuer, financial projections, credit quality and business developments of the issuer and other relevant information.

For Level 3 securities, the Company generally uses a discounted cash flow model to estimate the fair value of fixed maturity securities. The cash flow models are based upon assumptions as to prevailing credit spreads, interest rate and interest rate volatility, time to maturity and subordination levels. Projected cash flows are discounted at rates that are adjusted to reflect illiquidity, where appropriate.

The following tables present the assets and liabilities measured at fair value as of December 31, 2025 and 2024 by level:

(In thousands)	Total		Level 1		Level 2		Level 3
December 31, 2025							
Assets:							
Fixed maturity securities available for sale:							
U.S. government and government agency	$ 3,998,038	$	—	$	3,998,038	$	—
State and municipal	1,837,194		—		1,837,194		—
Mortgage-backed securities	4,808,478		—		4,808,478		—
Asset-backed securities	3,810,346		—		3,810,346		—
Corporate	8,687,411		—		8,667,410		20,001
Foreign government	1,875,589		—		1,875,589		—
Total fixed maturity securities available for sale	25,017,056		—		24,997,055		20,001
Equity securities:							
Common stocks	742,113		739,186		786		2,141
Preferred stocks	616,088		—		607,414		8,674
Total equity securities	1,358,201		739,186		608,200		10,815
Arbitrage trading account	1,221,103		1,139,447		81,543		113
Total	$ 27,596,360	$	1,878,633	$	25,686,798	$	30,929
Liabilities:							
Trading account securities sold but not yet purchased	$ 66,285	$	66,285	$	—	$	—
December 31, 2024							
Assets:							
Fixed maturity securities available for sale:							
U.S. government and government agency	$ 2,235,341	$	—	$	2,235,341	$	—
State and municipal	2,294,644		—		2,294,644		—
Mortgage-backed securities	3,765,490		—		3,765,490		—
Asset-backed securities	3,885,012		—		3,885,012		—
Corporate	8,417,641		—		8,397,974		19,667
Foreign government	1,755,325		—		1,755,325		—
Total fixed maturity securities available for sale	22,353,453		—		22,333,786		19,667
Equity securities:							
Common stocks	760,167		757,115		1,011		2,041
Preferred stocks	443,621		—		439,947		3,674
Total equity securities	1,203,788		757,115		440,958		5,715
Arbitrage trading account	1,122,599		1,062,459		56,630		3,510
Total	$ 24,679,840	$	1,819,574	$	22,831,374	$	28,892
Liabilities:							
Trading account securities sold but not yet purchased	$ 73,358	$	73,358	$	—	$	—

The following tables summarize changes in Level 3 assets and liabilities for the years ended December 31, 2025 and 2024:

(In thousands)	Beginning Balance	Gains (Losses) Included in: Earnings (Losses)	Other Comprehensive Income (Loss)	Impairments	Purchases	Sales	Paydowns/Maturities	Transfers In / Out	Ending Balance
Year ended December 31, 2025									
Assets:									
Fixed maturity securities available for sale:									
Corporate	$ 19,667	$ —	$ 334	$ —	$ —	$ —	$ —	$ —	$ 20,001
Total	19,667	—	334	—	—	—	—	—	20,001
Equity securities:									
Common stocks	2,041	226	—	—	—	(126)	—	—	2,141
Preferred stocks	3,674	—	—	—	6,160	(1,160)	—	—	8,674
Total	5,715	226	—	—	6,160	(1,286)	—	—	10,815
Arbitrage trading account	3,510	1,745	—	—	—	(5,143)	—	1	113
Total	$ 28,892	$ 1,971	$ 334	$ —	$ 6,160	$ (6,429)	$ —	$ 1	$ 30,929
Year ended December 31, 2024									
Assets:									
Fixed maturity securities available for sale:									
Corporate	$ —	$ —	$ (333)	$ —	$ —	$ —	$ —	$ 20,000	$ 19,667
Total	—	—	(333)	—	—	—	—	20,000	19,667
Equity securities:									
Common stocks	1,558	611	—	—	—	(128)	—	—	2,041
Preferred stocks	3,695	36	—	—	—	(57)	—	—	3,674
Total	5,253	647	—	—	—	(185)	—	—	5,715
Arbitrage trading account	3,772	(261)	—	—	—	(38)	—	37	3,510
Total	$ 9,025	$ 386	$ (333)	$ —	$ —	$ (223)	$ —	$ 20,037	$ 28,892

For the years ended December 31, 2025 and 2024, one security in each year within the arbitrage trading account portfolio was transferred into Level 3 from Level 2 given there were no available quoted prices or observable inputs.

89

(13) Reserves for Losses and Loss Expenses

The Company's reserves for losses and loss expenses are comprised of case reserves and incurred but not reported liabilities (IBNR). When a claim is reported, a case reserve is established for the estimated ultimate payment based upon known information about the claim. As more information about the claim becomes available over time, case reserves are adjusted up or down as appropriate. Reserves are also established on an aggregate basis to provide for IBNR liabilities and expected loss reserve development on reported claims.

Loss reserves included in the Company's financial statements represent management's best estimates based upon an actuarially derived point estimate and other considerations. The Company uses a variety of actuarial techniques and methods to derive an actuarial point estimate for each business. These methods may include paid loss development, incurred loss development, paid and incurred Bornhuetter-Ferguson methods and frequency and severity methods. In circumstances where one actuarial method is considered more credible than the others, that method is used to set the point estimate. The actuarial point estimate may also be based on a judgmental weighting of estimates produced from each of the methods considered. Industry loss experience is used to supplement the Company's own data in selecting "tail factors" in areas where the Company's own data is limited. The actuarial data is analyzed by line of business, coverage and accident or policy year, as appropriate, for each business.

The establishment of the actuarially derived loss reserve point estimate also includes consideration of qualitative factors that may affect the ultimate losses. These qualitative considerations include, among others, the impact of re-underwriting initiatives, changes in claims handling procedures, changes in the mix of business, changes in distribution sources and changes in policy terms and conditions.

The key assumptions used to arrive at the best estimate of loss reserves are the expected loss ratios, rate of loss cost inflation, and reported and paid loss emergence patterns. Expected loss ratios represent management's expectation of losses at the time the business is priced and written, before any actual claims experience has emerged. This expectation is a significant determinant of the estimate of loss reserves for recently written business where there is little paid or incurred loss data to consider. Expected loss ratios are generally derived from historical loss ratios adjusted for the impact of rate changes, loss cost trends and known changes in the type of risks underwritten. Expected loss ratios are estimated for each key line of business within each business. Expected loss cost inflation is particularly important for the long-tail lines, such as excess casualty, and claims with a high medical component, such as workers' compensation. Reported and paid loss emergence patterns are used to project current reported or paid loss amounts to their ultimate settlement value. Loss development factors are based on the historical emergence patterns of paid and incurred losses, and are derived from the Company's own experience and industry data. The paid loss emergence pattern is also significant to excess and assumed workers' compensation reserves because those reserves are discounted to their estimated present value based upon such estimated payout patterns.

Loss frequency and severity are measures of loss activity that are considered in determining the key assumptions described in our discussion of loss and loss expense reserves, including expected loss ratios, rate of loss cost inflation and reported and paid loss emergence patterns. Loss frequency is a measure of the number of claims per unit of insured exposure, and loss severity is a measure of the average size of claims. Factors affecting loss frequency include the effectiveness of loss controls and safety programs and changes in economic activity or weather patterns. Factors affecting loss severity include changes in policy limits, retentions, rate of inflation and judicial interpretations.

Another factor affecting estimates of loss frequency and severity is the loss reporting lag, which is the period of time between the occurrence of a loss and the date the loss is reported to the Company. The length of the loss reporting lag affects our ability to accurately predict loss frequency (loss frequencies are more predictable for lines with short reporting lags) as well as the amount of reserves needed for incurred but not reported losses (less IBNR is required for lines with short reporting lags). As a result, loss reserves for lines with short reporting lags are likely to have less variation from initial loss estimates. For lines with short reporting lags, which include auto, primary workers' compensation, other liability (claims-made) and property business, the key assumption is the loss emergence pattern used to project ultimate loss estimates from known losses paid or reported to date. For lines of business with long reporting lags, which include other liability (occurrence), products liability, excess workers' compensation and liability reinsurance, the key assumption is the expected loss ratio since there is often little paid or incurred loss data to consider. Historically, the Company has experienced less variation from its initial loss estimates for lines of businesses with short reporting lags than for lines of business with long reporting lags.

The key assumptions used in calculating the most recent estimate of the loss reserves are reviewed each quarter and adjusted, to the extent necessary, to reflect the latest reported loss data, current trends and other factors observed.

A claim may be defined as an event, as a claimant (number of parties claiming damages from an event) or by exposure type (e.g., an event may give rise to two parties, each claiming loss for bodily injury and property damage).

The most commonly used claim count method is by event. Most of the Company's businesses use the number of events to define and quantify the number of claims. However, in certain lines of business, where it is common for multiple parties to claim damages arising from a single event, a business may quantify claims on the basis of the number of separate parties involved in an event. This may be the case with businesses writing substantial auto or transportation exposure.

Claim counts for assumed reinsurance will vary based on whether the business is written on a facultative or treaty basis. Further variability as respects treaty claim counts may be reflective of the nature of the treaty, line of business coverage, and type of participation such as quota share or excess of loss contracts. Accordingly, the claim counts have been excluded from the below Reinsurance & Monoline Excess segment tables due to this variability.

The claim count information set forth in the tables presented below may not provide an accurate reflection of ultimate loss payouts by product line.

The following tables present undiscounted incurred and paid claims development as of December 31, 2025, net of reinsurance, as well as cumulative claim frequency and the total of incurred but not reported liabilities (IBNR). The information about incurred and paid claims development for the years ended December 31, 2016 to 2024 is presented as supplementary information. To enhance the comparability of the loss development data, the Company has removed the impact of foreign exchange rate movements by using the December 31, 2025 exchange rate for all periods.

91

Insurance

Other Liability

(In thousands)

	Loss and Loss Expenses Incurred, Net of Reinsurance											As of December 31, 2025
	For the Year Ended December 31,											
	Unaudited											**Cumulative Number of Reported Claims**
Accident Year	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**	**2023**	**2024**	**2025**	**IBNR**	
2016	$ 1,005,612	$ 997,545	$ 1,007,537	$ 1,019,724	$ 1,033,882	$ 1,049,653	$ 1,080,784	$ 1,122,522	$ 1,123,417	$ 1,112,764	$ 40,882	29
2017	—	1,056,364	1,089,751	1,112,499	1,130,172	1,169,911	1,239,544	1,257,401	1,289,835	1,312,455	67,962	28
2018	—	—	1,096,770	1,124,246	1,114,611	1,150,004	1,226,496	1,292,474	1,374,968	1,438,893	82,877	29
2019	—	—	—	1,234,191	1,230,155	1,231,387	1,288,106	1,363,275	1,396,896	1,439,633	100,286	31
2020	—	—	—	—	1,332,123	1,205,740	1,150,267	1,158,609	1,188,675	1,234,607	122,379	25
2021	—	—	—	—	—	1,525,082	1,380,843	1,334,315	1,354,190	1,440,014	177,217	28
2022	—	—	—	—	—	—	1,813,543	1,818,251	1,800,663	1,889,294	444,128	30
2023	—	—	—	—	—	—	—	2,114,315	2,077,833	2,054,648	837,033	29
2024	—	—	—	—	—	—	—	—	2,383,071	2,325,325	1,602,853	25
2025	—	—	—	—	—	—	—	—	—	2,626,044	2,237,259	19
Total										$ 16,873,677		

	Cumulative Paid Claims and Claim Adjustment Expenses, Net of Reinsurance									
	For the Year Ended December 31,									
	Unaudited									
Accident Year	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**	**2023**	**2024**	**2025**
2016	$ 67,371	$ 204,063	$ 384,280	$ 551,150	$ 668,420	$ 757,859	$ 861,245	$ 944,882	$ 997,545	$ 1,035,353
2017	—	77,838	251,375	447,980	633,015	768,021	922,491	1,039,147	1,119,561	1,177,876
2018	—	—	85,190	261,870	432,342	611,576	801,704	979,655	1,123,197	1,247,469
2019	—	—	—	86,586	271,989	467,450	700,121	902,947	1,074,214	1,196,228
2020	—	—	—	—	70,510	222,319	417,957	614,487	812,670	949,161
2021	—	—	—	—	—	75,175	265,238	484,808	794,700	1,039,910
2022	—	—	—	—	—	—	92,298	353,014	704,534	1,079,369
2023	—	—	—	—	—	—	—	91,761	366,667	751,329
2024	—	—	—	—	—	—	—	—	95,165	341,419
2025	—	—	—	—	—	—	—	—	—	111,115
Total										$ 8,929,229
Reserves for loss and loss adjustment expenses before 2016, net of reinsurance										226,423
Reserves for loss and loss adjustment expenses, net of reinsurance										$ 8,170,871

Workers' Compensation
(In thousands)

	Loss and Loss Expenses Incurred, Net of Reinsurance											As of December 31, 2025
	For the Year Ended December 31,											
	Unaudited											Cumulative Number of Reported Claims
Accident Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	IBNR	
2016	$ 702,716	$ 696,339	$ 684,700	$ 660,520	$ 651,278	$ 657,972	$ 654,385	$ 641,549	$ 639,412	645,507	$ 17,158	58
2017	—	762,093	733,505	689,622	673,216	683,880	682,153	675,871	669,988	673,458	15,991	58
2018	—	—	778,964	724,697	715,055	724,056	721,170	715,018	708,336	717,051	17,063	56
2019	—	—	—	784,281	721,018	732,762	734,034	722,456	714,086	717,703	17,158	54
2020	—	—	—	—	725,245	716,430	704,008	668,222	652,424	656,816	8,156	42
2021	—	—	—	—	—	742,687	701,703	667,517	649,222	648,190	10,705	46
2022	—	—	—	—	—	—	772,620	745,218	715,578	715,628	26,775	46
2023	—	—	—	—	—	—	—	784,906	758,657	734,685	56,380	46
2024	—	—	—	—	—	—	—	—	811,614	777,646	142,325	48
2025	—	—	—	—	—	—	—	—	—	833,324	350,183	47
Total										$ 7,120,008		

	Cumulative Paid Claims and Claim Adjustment Expenses, Net of Reinsurance									
	For the Year Ended December 31,									
	Unaudited									
Accident Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
2016	$ 142,998	$ 338,835	$ 446,072	$ 504,850	$ 537,861	$ 558,934	$ 572,669	$ 584,330	$ 591,005	598,518
2017	—	153,456	362,299	468,817	525,753	559,198	583,258	603,006	617,243	628,306
2018	—	—	171,006	397,464	508,546	574,889	613,675	642,292	660,237	671,916
2019	—	—	—	184,715	397,376	515,914	581,003	618,324	644,772	663,649
2020	—	—	—	—	172,478	380,454	485,203	548,585	579,332	600,913
2021	—	—	—	—	—	172,729	384,867	490,648	547,863	582,994
2022	—	—	—	—	—	—	180,982	408,929	527,145	598,841
2023	—	—	—	—	—	—	—	195,204	418,788	539,016
2024	—	—	—	—	—	—	—	—	196,104	441,748
2025	—	—	—	—	—	—	—	—	—	212,080
Total										$ 5,537,981
Reserves for loss and loss adjustment expenses before 2016, net of reinsurance										264,217
Reserves for loss and loss adjustment expenses, net of reinsurance										$ 1,846,244

Professional Liability
(In thousands)

	Loss and Loss Expenses Incurred, Net of Reinsurance											As of December 31, 2025
	For the Year Ended December 31,											
	Unaudited											Cumulative Number of Reported Claims
Accident Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	IBNR	
2016	$ 310,177	$ 324,519	$ 361,292	$ 402,423	$ 439,705	$ 469,048	$ 464,492	$ 450,620	$ 454,376	$ 451,120	$ 13,801	9
2017	—	332,545	331,841	337,990	376,818	383,720	392,719	401,348	402,042	401,753	23,170	10
2018	—	—	334,850	322,109	333,268	359,430	382,222	397,629	393,555	389,344	43,168	10
2019	—	—	—	336,064	332,104	345,373	354,054	363,011	364,872	368,639	48,621	11
2020	—	—	—	—	393,872	375,336	337,654	313,348	300,725	296,916	26,890	11
2021	—	—	—	—	—	524,981	471,273	446,441	410,248	415,009	91,622	12
2022	—	—	—	—	—	—	649,151	586,058	556,019	533,621	207,921	12
2023	—	—	—	—	—	—	—	647,434	638,138	596,455	264,670	13
2024	—	—	—	—	—	—	—	—	652,871	647,813	362,839	15
2025	—	—	—	—	—	—	—	—	—	692,538	529,514	16
Total										$ 4,793,208		

	Cumulative Paid Claims and Claim Adjustment Expenses, Net of Reinsurance									
	For the Year Ended December 31,									
	Unaudited									
Accident Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
2016	$ 28,514	$ 102,444	$ 201,586	$ 255,458	$ 297,756	$ 357,868	$ 405,866	$ 413,456	$ 422,901	$ 427,370
2017	—	36,445	96,150	162,623	242,971	261,069	306,582	329,340	349,730	362,678
2018	—	—	28,167	99,595	155,138	198,574	244,079	283,645	315,703	327,645
2019	—	—	—	31,652	97,328	147,779	200,255	235,114	270,992	298,961
2020	—	—	—	—	27,932	80,099	128,777	168,902	196,626	237,215
2021	—	—	—	—	—	28,539	85,866	153,032	220,397	276,769
2022	—	—	—	—	—	—	33,412	90,574	161,334	255,314
2023	—	—	—	—	—	—	—	41,073	122,356	215,591
2024	—	—	—	—	—	—	—	—	40,369	136,010
2025	—	—	—	—	—	—	—	—	—	54,712
Total										$ 2,592,265
					Reserves for loss and loss adjustment expenses before 2016, net of reinsurance					58,601
					Reserves for loss and loss adjustment expenses, net of reinsurance				$	2,259,544

Auto
(In thousands)

	Loss and Loss Expenses Incurred, Net of Reinsurance										As of December 31, 2025	
	For the Year Ended December 31,											
	Unaudited											Cumulative Number of Reported Claims
Accident Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	IBNR	
2016	$ 417,591	$ 418,263	$ 428,927	$ 429,436	$ 426,313	$ 426,265	$ 428,158	$ 429,911	$ 428,352	427,441	$ 1,129	48
2017	—	413,468	410,860	413,230	417,437	423,681	427,964	428,541	430,149	430,995	1,544	44
2018	—	—	423,455	443,583	460,219	474,879	502,611	511,694	513,912	512,884	2,518	43
2019	—	—	—	463,232	466,184	483,737	508,810	525,412	532,678	532,577	4,645	43
2020	—	—	—	—	493,539	396,628	407,526	433,991	440,637	445,804	1,301	29
2021	—	—	—	—	—	552,005	517,236	552,222	583,696	608,850	11,077	35
2022	—	—	—	—	—	—	723,267	740,688	763,806	802,255	35,392	41
2023	—	—	—	—	—	—	—	890,682	907,503	930,020	91,528	43
2024	—	—	—	—	—	—	—	—	1,062,427	1,022,138	276,533	44
2025	—	—	—	—	—	—	—	—	—	1,153,852	603,269	40
Total										$ 6,866,816		

	Cumulative Paid Claims and Claim Adjustment Expenses, Net of Reinsurance									
	For the Year Ended December 31,									
	Unaudited									
Accident Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
2016	$ 180,603	$ 273,083	$ 333,092	$ 378,826	$ 397,671	$ 407,239	$ 415,630	$ 421,684	$ 424,338	424,501
2017	—	173,964	257,335	314,739	357,282	386,260	403,864	414,486	422,351	425,108
2018	—	—	173,955	272,312	337,926	397,867	445,885	479,508	494,308	502,832
2019	—	—	—	180,027	280,089	361,142	423,458	474,177	500,234	518,787
2020	—	—	—	—	136,907	213,648	285,885	346,903	402,187	425,583
2021	—	—	—	—	—	168,499	289,019	379,969	476,465	550,804
2022	—	—	—	—	—	—	237,885	394,137	531,324	657,551
2023	—	—	—	—	—	—	—	271,552	467,227	661,466
2024	—	—	—	—	—	—	—	—	295,450	537,738
2025	—	—	—	—	—	—	—	—	—	317,147
Total										$ 5,021,517
Reserves for loss and loss adjustment expenses before 2016, net of reinsurance										5,042
Reserves for loss and loss adjustment expenses, net of reinsurance										$ 1,850,341

Short-tail lines
(In thousands)

	Loss and Loss Expenses Incurred, Net of Reinsurance										As of December 31, 2025	
	For the Year Ended December 31,											
	Unaudited											
Accident Year	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**	**2023**	**2024**	**2025**	**IBNR**	**Cumulative Number of Reported Claims**
2016	$ 754,787	$ 758,453	$ 745,814	$ 740,062	$ 734,292	$ 736,723	$ 735,410	$ 735,706	$ 733,948	$ 734,213	$ 1,563	32
2017	—	731,043	730,031	724,245	723,194	722,906	724,139	722,842	722,404	722,888	1,686	40
2018	—	—	741,978	732,244	728,956	727,513	724,921	724,069	719,517	719,947	3,791	47
2019	—	—	—	703,739	685,145	675,146	669,008	669,126	658,750	657,296	3,574	42
2020	—	—	—	—	883,190	888,216	906,102	910,086	913,270	907,269	4,297	36
2021	—	—	—	—	—	805,775	810,447	793,743	790,837	790,146	9,499	33
2022	—	—	—	—	—	—	905,427	889,716	880,655	880,999	18,124	32
2023	—	—	—	—	—	—	—	1,036,001	997,840	989,593	37,413	28
2024	—	—	—	—	—	—	—	—	1,255,511	1,114,550	97,447	30
2025	—	—	—	—	—	—	—	—	—	1,436,694	610,043	22
Total										$ 8,953,595		

	Cumulative Paid Claims and Claim Adjustment Expenses, Net of Reinsurance									
	For the Year Ended December 31,									
	Unaudited									
Accident Year	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**	**2023**	**2024**	**2025**
2016	$ 404,261	$ 653,463	$ 694,726	$ 709,649	$ 714,504	$ 721,214	$ 722,046	$ 727,037	$ 729,261	$ 730,279
2017	—	429,297	667,922	695,780	707,688	710,855	718,026	723,385	725,808	725,326
2018	—	—	401,786	645,593	691,916	708,876	707,915	712,992	715,706	718,309
2019	—	—	—	392,224	600,542	629,728	642,116	650,202	652,285	653,178
2020	—	—	—	—	447,119	768,708	829,695	884,658	888,968	889,801
2021	—	—	—	—	—	389,015	677,203	733,205	756,084	770,016
2022	—	—	—	—	—	—	440,972	762,169	827,800	850,260
2023	—	—	—	—	—	—	—	531,859	847,059	911,546
2024	—	—	—	—	—	—	—	—	559,412	923,661
2025	—	—	—	—	—	—	—	—	—	587,273
Total										$ 7,759,649
Reserves for loss and loss adjustment expenses before 2016, net of reinsurance										(445)
Reserves for loss and loss adjustment expenses, net of reinsurance										$ 1,193,501

Reinsurance & Monoline Excess

Casualty
(In thousands)

	Loss and Loss Expenses Incurred, Net of Reinsurance										As of December 31, 2025
	For the Year Ended December 31,										
	Unaudited										
Accident Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	IBNR
2016	$ 266,797	$ 278,899	$ 271,026	$ 293,396	$ 327,222	$ 326,843	$ 333,682	$ 328,995	$ 332,892	$ 337,165	$ 9,541
2017	—	257,234	247,785	265,054	286,643	305,992	321,755	335,173	345,090	357,493	16,254
2018	—	—	247,465	236,747	256,413	272,487	283,962	311,426	328,553	341,329	21,566
2019	—	—	—	262,465	259,821	266,712	266,965	296,080	316,801	336,042	28,772
2020	—	—	—	—	336,854	332,164	330,205	349,072	347,967	356,608	42,420
2021	—	—	—	—	—	430,770	432,251	424,891	427,481	453,576	86,204
2022	—	—	—	—	—	—	494,853	507,154	479,837	486,146	140,864
2023	—	—	—	—	—	—	—	479,858	472,917	484,781	222,872
2024	—	—	—	—	—	—	—	—	436,374	413,652	295,429
2025	—	—	—	—	—	—	—	—	—	443,941	395,239
Total										$ 4,010,733	

	Cumulative Paid Claims and Claim Adjustment Expenses, Net of Reinsurance									
	For the Year Ended December 31,									
	Unaudited									
Accident Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
2016	$ 26,586	$ 73,567	$ 115,091	$ 159,774	$ 193,329	$ 228,350	$ 249,234	$ 267,601	$ 279,732	$ 294,864
2017	—	25,292	54,455	86,635	144,009	169,593	198,765	233,392	269,624	290,428
2018	—	—	18,942	52,766	93,374	128,903	164,086	207,741	245,388	270,913
2019	—	—	—	21,522	52,707	81,367	116,771	170,418	220,154	255,525
2020	—	—	—	—	28,319	67,078	109,610	171,832	218,359	254,833
2021	—	—	—	—	—	24,696	77,110	146,076	212,227	280,381
2022	—	—	—	—	—	—	28,077	83,762	159,448	233,285
2023	—	—	—	—	—	—	—	17,685	66,831	131,943
2024	—	—	—	—	—	—	—	—	16,875	55,767
2025	—	—	—	—	—	—	—	—	—	13,573
Total										$ 2,081,512

Reserves for loss and loss adjustment expenses before 2016, net of reinsurance	331,375
Reserves for loss and loss adjustment expenses, net of reinsurance	$ 2,260,596

Monoline Excess
(In thousands)

	Loss and Loss Expenses Incurred, Net of Reinsurance										As of December 31, 2025
	For the Year Ended December 31,										
	Unaudited										
Accident Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	IBNR
2016	$ 72,657	$ 70,281	$ 71,404	$ 64,957	$ 65,485	$ 65,222	$ 63,932	$ 59,804	$ 55,371	$ 57,373	$ 1,048
2017	—	76,701	80,508	70,749	71,025	66,795	65,147	62,213	57,073	48,281	2,751
2018	—	—	77,820	72,505	71,448	66,180	60,347	58,244	54,784	46,233	3,299
2019	—	—	—	78,929	77,482	76,242	76,478	73,571	70,929	63,702	4,822
2020	—	—	—	—	84,354	83,468	82,952	80,946	70,219	60,759	10,403
2021	—	—	—	—	—	98,110	90,980	89,220	84,681	85,078	15,135
2022	—	—	—	—	—	—	128,923	101,725	100,612	90,351	13,742
2023	—	—	—	—	—	—	—	110,446	86,901	85,509	22,170
2024	—	—	—	—	—	—	—	—	120,046	89,794	45,243
2025	—	—	—	—	—	—	—	—	—	133,713	89,175
Total										$ 760,793	

	Cumulative Paid Claims and Claim Adjustment Expenses, Net of Reinsurance									
	For the Year Ended December 31,									
	Unaudited									
Accident Year	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
2016	$ 2,498	$ 4,783	$ 5,573	$ 5,928	$ 7,685	$ 9,883	$ 11,819	$ 13,569	$ 16,872	$ 18,766
2017	—	6,282	12,810	15,356	17,327	18,375	19,275	21,275	23,523	25,457
2018	—	—	6,141	8,230	9,368	10,359	12,414	13,583	14,952	16,828
2019	—	—	—	6,241	10,884	12,728	15,436	18,836	21,094	24,642
2020	—	—	—	—	4,869	8,699	10,471	12,869	15,427	18,072
2021	—	—	—	—	—	4,586	6,026	8,872	11,412	13,973
2022	—	—	—	—	—	—	5,898	10,564	17,778	26,975
2023	—	—	—	—	—	—	—	6,390	12,471	16,547
2024	—	—	—	—	—	—	—	—	5,723	9,436
2025	—	—	—	—	—	—	—	—	—	6,014
Total										$ 176,710
Reserves for loss and loss adjustment expenses before 2016, net of reinsurance										576,839
Reserves for loss and loss adjustment expenses, net of reinsurance										$ 1,160,922

Property
(In thousands)

<table>
<tr><td colspan="12" align="center">**Loss and Loss Expenses Incurred, Net of Reinsurance**</td><td>**As of December 31, 2025**</td></tr>
<tr><td colspan="12" align="center">**For the Year Ended December 31,**</td><td></td></tr>
<tr><td colspan="12" align="center">**Unaudited**</td><td></td></tr>
<tr><td>**Accident Year**</td><td>**2016**</td><td>**2017**</td><td>**2018**</td><td>**2019**</td><td>**2020**</td><td>**2021**</td><td>**2022**</td><td>**2023**</td><td>**2024**</td><td>**2025**</td><td></td><td>**IBNR**</td></tr>
<tr><td>**2016**</td><td>$ 186,014</td><td>$ 192,180</td><td>$ 199,087</td><td>$ 198,635</td><td>$ 204,166</td><td>$ 202,119</td><td>$ 203,126</td><td>$ 204,261</td><td>$ 203,249</td><td>204,044</td><td>$</td><td>666</td></tr>
<tr><td>**2017**</td><td>—</td><td>228,476</td><td>223,694</td><td>222,774</td><td>221,753</td><td>215,552</td><td>216,037</td><td>217,179</td><td>216,027</td><td>216,352</td><td></td><td>290</td></tr>
<tr><td>**2018**</td><td>—</td><td>—</td><td>126,458</td><td>129,079</td><td>120,813</td><td>122,516</td><td>120,712</td><td>119,094</td><td>118,023</td><td>117,318</td><td></td><td>749</td></tr>
<tr><td>**2019**</td><td>—</td><td>—</td><td>—</td><td>120,797</td><td>93,545</td><td>98,085</td><td>97,060</td><td>96,996</td><td>96,129</td><td>96,760</td><td></td><td>1,209</td></tr>
<tr><td>**2020**</td><td>—</td><td>—</td><td>—</td><td>—</td><td>132,262</td><td>134,287</td><td>133,004</td><td>137,810</td><td>136,468</td><td>141,563</td><td></td><td>3,737</td></tr>
<tr><td>**2021**</td><td>—</td><td>—</td><td>—</td><td>—</td><td>—</td><td>156,684</td><td>168,907</td><td>166,320</td><td>162,159</td><td>158,306</td><td></td><td>2,286</td></tr>
<tr><td>**2022**</td><td>—</td><td>—</td><td>—</td><td>—</td><td>—</td><td>—</td><td>207,282</td><td>206,632</td><td>203,495</td><td>197,161</td><td></td><td>12,674</td></tr>
<tr><td>**2023**</td><td>—</td><td>—</td><td>—</td><td>—</td><td>—</td><td>—</td><td>—</td><td>177,380</td><td>173,605</td><td>165,333</td><td></td><td>14,323</td></tr>
<tr><td>**2024**</td><td>—</td><td>—</td><td>—</td><td>—</td><td>—</td><td>—</td><td>—</td><td>—</td><td>256,437</td><td>231,060</td><td></td><td>65,848</td></tr>
<tr><td>**2025**</td><td>—</td><td>—</td><td>—</td><td>—</td><td>—</td><td>—</td><td>—</td><td>—</td><td>—</td><td>307,718</td><td></td><td>181,307</td></tr>
<tr><td>**Total**</td><td></td><td></td><td></td><td></td><td></td><td></td><td></td><td></td><td></td><td>$ 1,835,615</td><td></td><td></td></tr>
</table>

<table>
<tr><td colspan="11" align="center">**Cumulative Paid Claims and Claim Adjustment Expenses, Net of Reinsurance**</td></tr>
<tr><td colspan="11" align="center">**For the Year Ended December 31,**</td></tr>
<tr><td colspan="11" align="center">**Unaudited**</td></tr>
<tr><td>**Accident Year**</td><td>**2016**</td><td>**2017**</td><td>**2018**</td><td>**2019**</td><td>**2020**</td><td>**2021**</td><td>**2022**</td><td>**2023**</td><td>**2024**</td><td>**2025**</td></tr>
<tr><td>**2016**</td><td>$ 91,496</td><td>$ 150,392</td><td>$ 174,539</td><td>$ 186,047</td><td>$ 193,716</td><td>$ 195,856</td><td>$ 200,197</td><td>$ 202,117</td><td>$ 202,537</td><td>203,237</td></tr>
<tr><td>**2017**</td><td>—</td><td>87,893</td><td>163,021</td><td>194,423</td><td>202,727</td><td>206,293</td><td>209,510</td><td>212,117</td><td>212,868</td><td>213,968</td></tr>
<tr><td>**2018**</td><td>—</td><td>—</td><td>46,928</td><td>81,241</td><td>98,836</td><td>104,285</td><td>112,511</td><td>113,835</td><td>114,461</td><td>114,560</td></tr>
<tr><td>**2019**</td><td>—</td><td>—</td><td>—</td><td>35,584</td><td>70,147</td><td>84,513</td><td>87,111</td><td>89,023</td><td>90,942</td><td>92,024</td></tr>
<tr><td>**2020**</td><td>—</td><td>—</td><td>—</td><td>—</td><td>39,668</td><td>81,413</td><td>102,822</td><td>111,751</td><td>118,775</td><td>126,803</td></tr>
<tr><td>**2021**</td><td>—</td><td>—</td><td>—</td><td>—</td><td>—</td><td>31,657</td><td>92,757</td><td>130,615</td><td>145,630</td><td>148,460</td></tr>
<tr><td>**2022**</td><td>—</td><td>—</td><td>—</td><td>—</td><td>—</td><td>—</td><td>56,561</td><td>129,019</td><td>152,660</td><td>171,165</td></tr>
<tr><td>**2023**</td><td>—</td><td>—</td><td>—</td><td>—</td><td>—</td><td>—</td><td>—</td><td>58,403</td><td>110,388</td><td>133,772</td></tr>
<tr><td>**2024**</td><td>—</td><td>—</td><td>—</td><td>—</td><td>—</td><td>—</td><td>—</td><td>—</td><td>69,398</td><td>139,970</td></tr>
<tr><td>**2025**</td><td>—</td><td>—</td><td>—</td><td>—</td><td>—</td><td>—</td><td>—</td><td>—</td><td>—</td><td>86,168</td></tr>
<tr><td>**Total**</td><td></td><td></td><td></td><td></td><td></td><td></td><td></td><td></td><td></td><td>$ 1,430,127</td></tr>
<tr><td colspan="9" align="right">Reserves for loss and loss adjustment expenses before 2016, net of reinsurance</td><td></td><td>3,639</td></tr>
<tr><td colspan="9" align="right">Reserves for loss and loss adjustment expenses, net of reinsurance</td><td>$</td><td>409,127</td></tr>
</table>

The reconciliation of the net incurred and paid claims development tables to the reserves for losses and loss expenses in the consolidated balance sheet is as follows:

(In thousands)		December 31, 2025
Undiscounted reserves for loss and loss expenses, net of reinsurance:		
	Other liability	$ 8,170,871
	Workers' compensation	1,846,244
	Professional liability	2,259,544
	Auto	1,850,341
	Short-tail lines	1,193,501
	Other	222,930
	Insurance	15,543,431
	Casualty	2,260,596
	Monoline excess	1,160,922
	Property	409,127
	Reinsurance & Monoline Excess	3,830,645
Total undiscounted reserves for loss and loss expenses, net of reinsurance		$ 19,374,076

(In thousands)		December 31, 2025
Due from reinsurers on unpaid claims:		
	Other liability	$ 1,162,055
	Workers' compensation	164,412
	Professional liability	1,086,923
	Auto	65,748
	Short-tail lines	429,944
	Other	145,790
	Insurance	3,054,872
	Casualty	97,489
	Monoline excess	41,132
	Property	60,606
	Reinsurance & Monoline Excess	199,227
Total due from reinsurers on unpaid claims		$ 3,254,099

(In thousands)		December 31, 2025
Loss reserve discount:		
Other liability	$	—
Workers' compensation		(9,263)
Professional liability		—
Auto		—
Short-tail lines		—
Other		—
Insurance		(9,263)
Casualty		(64,732)
Monoline excess		(346,407)
Property		—
Reinsurance & Monoline Excess		(411,139)
Total loss reserve discount	$	(420,402)
Total gross reserves for loss and loss expenses	$	22,207,773

The following is supplementary information regarding average historical claims duration as of December 31, 2025:

Insurance

Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance

Years	1	2	3	4	5	6	7	8	9	10
Other liability	5.3 %	12.7 %	15.6 %	16.4 %	13.5 %	11.0 %	9.2 %	7.4 %	4.6 %	3.4 %
Workers' compensation	25.0 %	31.2 %	16.2 %	9.2 %	5.1 %	3.6 %	2.5 %	1.8 %	1.3 %	1.2 %
Professional liability	7.5 %	15.3 %	16.0 %	15.0 %	9.7 %	11.6 %	8.0 %	3.3 %	2.7 %	1.0 %
Auto	32.4 %	20.0 %	15.6 %	12.7 %	9.1 %	4.6 %	2.7 %	1.6 %	0.6 %	— %
Short-tail lines	52.3 %	33.9 %	6.0 %	2.8 %	0.7 %	0.6 %	0.3 %	0.5 %	0.1 %	0.1 %

Reinsurance & Monoline Excess

Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance

Years	1	2	3	4	5	6	7	8	9	10
Casualty	5.7 %	10.5 %	12.2 %	13.9 %	11.9 %	11.3 %	9.4 %	7.7 %	4.7 %	4.5 %
Monoline excess	7.9 %	6.0 %	3.9 %	4.0 %	3.7 %	3.2 %	4.0 %	3.9 %	4.9 %	3.3 %
Property	33.2 %	32.8 %	15.2 %	6.0 %	3.5 %	2.3 %	1.2 %	0.5 %	0.4 %	0.3 %

The table below provides a reconciliation of the beginning and ending reserve balances:

(In thousands)		2025		2024		2023
Net reserves at beginning of year	$	17,166,641	$	15,661,820	$	14,248,879
Net provision for losses and loss expenses:						
Claims occurring during the current year (1)		7,702,638		7,083,999		6,311,780
Increase in estimates for claims occurring in prior years (2)		34,446		14,350		29,681
Loss reserve discount accretion		34,573		33,246		30,681
Total		7,771,657		7,131,595		6,372,142
Net payments for claims:						
Current year		1,375,478		1,278,585		1,217,078
Prior year		4,758,098		4,205,845		3,764,532
Total		6,133,576		5,484,430		4,981,610
Foreign currency translation		148,952		(142,344)		22,409
Net reserves at end of year		18,953,674		17,166,641		15,661,820
Ceded reserve at end of year		3,254,099		3,201,389		3,077,832
Gross reserves at end of year	$	22,207,773	$	20,368,030	$	18,739,652
Net change in premiums and losses occurring in prior years:						
Increase in estimates for claims occurring in prior years (2)	$	(34,446)	$	(14,350)	$	(29,681)
Retrospective premium adjustments for claims occurring in prior years (3)		37,692		18,782		10,782
Net premium and reserve development on prior years	$	3,246	$	4,432	$	(18,899)

_____

(1) Claims occurring during the current year are net of loss reserve discounts of $56 million, $49 million and $47 million in 2025, 2024, and 2023, respectively.

(2) The change in estimates for claims occurring in prior years is net of loss reserve discount. On an undiscounted basis, the estimates for claims occurring in prior years increased by $29 million in 2025, increased by $13 million in 2024 and decreased by $13 million in 2023.

(3) For certain retrospectively rated insurance polices and reinsurance agreements, changes in loss and loss expenses for prior years are offset by additional or return premiums.

Favorable prior year development (net of additional and return premiums) was $3 million in 2025.

Insurance – Reserves for the Insurance segment developed unfavorably by $44 million in 2025 (net of additional and return premiums). The adverse development was driven by the other liability and auto liability lines of business, and was partially offset by favorable development for short tail lines of business, auto physical damage, professional liability and workers' compensation.

The adverse other liability development was driven mainly by umbrella and excess liability claims, and to a lesser degree from the Company's primary surplus lines casualty business. The umbrella and excess liability development included a significant component stemming from underlying auto exposures. The other liability development was concentrated in accident years 2017 through 2022. The adverse auto liability development was concentrated in accident years 2021 through 2023. The Company believes that auto-related claims are being particularly impacted by social inflation, which is contributing to an increase in the frequency of large losses beyond expectations. An increase in the frequency of litigated claims is also driving up both indemnity and loss adjustment expense in these lines of business beyond expectations. Social inflation can include higher settlement demands from plaintiffs, use of tactics such as litigation funding by the plaintiffs' bar, negative public sentiment towards large businesses and corporations, and erosion of tort reforms, among others.

The favorable development for both short tail lines of business and auto physical damage related to the 2024 accident year, and resulted from favorable settlements of both catastrophe and non-catastrophe property claims below our expectations. The favorable professional liability development related mainly to accident years 2022 and 2023, and was driven by lower reported claim frequency and incurred losses than expected. The favorable workers' compensation development was mainly related to accident years 2023 and 2024, and resulted from a continuation of favorable reported claim frequency below

expectations, although the magnitude of the favorable development in this line has moderated from levels seen in previous years.

Reinsurance & Monoline Excess – Reserves for the Reinsurance & Monoline Excess segment developed favorably by $47 million in 2025 (net of additional and return premiums). The favorable development was driven mainly by property and workers' compensation business, and was partially offset by adverse development in casualty reinsurance assumed. Similar to the Insurance segment, the favorable property development related primarily to the 2024 accident year and resulted from favorable claims settlements below our expectations. The favorable workers' compensation development was driven by continued lower claim frequency and reported losses relative to expectations, and was spread across many prior accident years, mainly 2017 through 2024. The unfavorable development for casualty reinsurance was concentrated mainly in accident years 2019 through 2023 and was associated primarily with non-proportional assumed reinsurance.

Favorable prior year development (net of additional and return premiums) was $4 million in 2024.

Insurance – Reserves for the Insurance segment developed unfavorably by $8 million in 2024 (net of additional and return premiums). The adverse development was driven by the commercial auto liability and other liability occurrence lines of business, and was largely offset by favorable development for workers' compensation, professional liability, products liability, and commercial property lines of business.

The adverse commercial auto liability development was concentrated in accident years 2021 through 2023, while the adverse other liability occurrence development was focused across accident years 2015 through 2022. The majority of the other liability occurrence development was driven by umbrella and excess liability claims, of which a significant portion related to underlying commercial auto exposures. The Company believes that commercial auto-related claims are being particularly impacted by social inflation, which is contributing to an increase in the frequency of large losses beyond expectations. Social inflation can include higher settlement demands from plaintiffs, use of aggressive actions by the plaintiffs' bar such as litigation funding, negative public sentiment towards large businesses and corporations, and erosion of tort reforms, among other factors.

The favorable workers' compensation development for the Insurance segment was mainly related to accident years 2016 through 2023, with accident years 2020 through 2023 contributing the most. For workers' compensation, favorable reported claim frequency, below expectations, continued to be the main driver of the favorable reserve development. The favorable development for both the professional liability and products liability lines of business was related mainly to accident years 2020 through 2023. For both of these lines, reported claim frequency and incurred losses for accident years 2020 through 2023 were better than expected, which drove the favorable reserve development. Business written in these years also benefitted from significant price increases, which the Company now believes will result in higher profitability than initially anticipated. The favorable development for commercial property was mainly associated with the 2023 accident year, and resulted from better than expected settlements for both catastrophe related and non-catastrophe claims.

Reinsurance & Monoline Excess – Reserves for the Reinsurance & Monoline Excess segment developed favorably by $12 million in 2024 (net of additional and return premiums). The favorable development was driven mainly by excess workers' compensation business, partially offset by adverse development in the non-proportional reinsurance assumed liability line of business. The favorable excess workers' compensation development was driven by continued lower claim frequency and reported losses relative to expectations, and favorable claim settlements spread across many prior accident years. The unfavorable development for non-proportional reinsurance was concentrated mainly in accident years 2015 through 2019 and was associated primarily with our U.S. and U.K. excess general liability reinsurance businesses, including coverage for cedants insuring construction projects.

Unfavorable prior year development (net of additional and return premiums) was $19 million in 2023.

Insurance – Reserves for the Insurance segment developed unfavorably by $21 million in 2023 (net of additional and return premiums). The unfavorable development for the segment was concentrated in the early part of the year. A key driver of the unfavorable development early in 2023 was property catastrophe losses related to 2022 events which were still being adjusted and settled during the early part of 2023. In particular, losses related to U.S. winter storms which occurred during the month of December 2022 were a significant contributor to the development, as information gathering and evaluation of many of these claims were still ongoing into the new year.

In addition to the property prior year development discussed above, during 2023 the Insurance segment also experienced adverse prior year development on casualty lines of business for the 2016 through 2019 accident years, which was offset by favorable prior year development on casualty lines of business for the 2020 through 2022 accident years. The unfavorable development on the 2016 through 2019 accident years was concentrated in the general liability and commercial auto liability lines of business. The development, which particularly impacted business attaching excess of primary policy limits, was driven by a larger than expected number of large losses reported. The Company believes social inflation is contributing to an increase in the frequency of large losses for these accident years. Social inflation can include higher

settlement demands from plaintiffs, use of tactics such as litigation funding by the plaintiffs' bar, negative public sentiment towards large businesses and corporations, and erosion of tort reforms, among others.

The favorable prior year development on casualty lines for the 2020 through 2022 accident years in the Insurance segment was concentrated in the professional liability, workers' compensation, and general liability lines of business. Due to elevated uncertainty regarding incurred loss frequency and severity as a result of ongoing social inflation and the impacts of the COVID-19 pandemic, the Company set its initial loss ratios for the 2020 through 2022 accident years prudently, and largely maintained these estimates through the end of each respective accident year. The reported loss experience to date for these lines of business for the 2020 through 2022 accident years has been significantly better than was expected, and the Company has begun to react to this favorable emergence as the accident years mature beyond the age of twelve months. It should also be noted that commercial auto liability experienced adverse prior year development for the 2020 through 2022 accident years, which partially offset the favorable development discussed above; the adverse development was driven by a larger than expected number of large losses reported.

Reinsurance & Monoline Excess – Reserves for the Reinsurance & Monoline Excess segment developed favorably by $2 million in 2023 (net of additional and return premiums). The overall favorable prior year development for the segment was driven mainly by favorable development in excess workers' compensation, substantially offset by unfavorable development in the non-proportional reinsurance assumed liability, excess general liability (including umbrella), and commercial auto liability lines of business. The favorable excess workers' compensation development was driven by continued lower claim frequency and reported losses relative to our expectations, and to favorable claim settlements. The favorable development was spread across many prior accident years. The unfavorable development for non-proportional reinsurance assumed liability and excess general liability was associated primarily with our U.S. assumed reinsurance business, and related to accounts reinsuring excess and umbrella business and construction projects. The adverse development was concentrated mainly in accident years 2017 through 2020. The unfavorable development for commercial auto liability was concentrated in the 2022 accident year and related to commercial auto program business.

Environmental and Asbestos — To date, known environmental and asbestos claims have not had a material impact on the Company's operations, because its subsidiaries generally did not insure large industrial companies that are subject to significant environmental or asbestos exposures prior to 1986 when an absolute exclusion was incorporated into standard policy language.

The Company's net reserves for losses and loss expenses relating to asbestos and environmental claims on policies written before adoption of the absolute exclusion was $13 million and $16 million at December 31, 2025 and 2024, respectively. The estimation of these liabilities is subject to significantly greater than normal variation and uncertainty because it is difficult to make an actuarial estimate of these liabilities due to the absence of a generally accepted actuarial methodology for these exposures and the potential effect of significant unresolved legal matters, including coverage issues, as well as the cost of litigating the legal issues. Additionally, the determination of ultimate damages and the final allocation of such damages to financially responsible parties are highly uncertain.

Discounting — The Company discounts its liabilities for certain workers' compensation reserves. The amount of workers' compensation reserves that were discounted was $1,400 million and $1,358 million at December 31, 2025 and 2024, respectively. The aggregate net discount for those reserves, after reflecting the effects of ceded reinsurance, was $420 million and $405 million at December 31, 2025 and 2024, respectively. At December 31, 2025, discount rates by year ranged from 0.7% to 6.5%, with a weighted average discount rate of 3.6%.

Substantially all discounted workers' compensation reserves (97% of total discounted reserves at December 31, 2025) are excess workers' compensation reserves. In order to properly match loss expenses with income earned on investment securities supporting the liabilities, reserves for excess workers' compensation business are discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve. These rates are determined annually based on the weighted average rate for the period. Once established, no adjustments are made to the discount rate for that period, and any increases or decreases in loss reserves in subsequent years are discounted at the same rate, without regard to when any such adjustments are recognized. The expected loss and loss expense payout patterns subject to discounting are derived from the Company's loss payout experience.

The Company also discounts reserves for certain other long-duration workers' compensation reserves (representing approximately 3% of total discounted reserves at December 31, 2025), including reserves for quota share reinsurance and reserves related to losses regarding occupational lung disease. These reserves are discounted at statutory rates prescribed or permitted by the Department of Insurance of the State of Delaware.

(14)   Premiums and Reinsurance Related Information

The Company reinsures a portion of its insurance exposures in order to reduce its net liability on individual risks and catastrophe losses. Reinsurance coverage and retentions vary depending on the line of business, location of the risk and nature of loss. The Company's reinsurance purchases include the following: property reinsurance treaties that reduce exposure to large individual property losses and catastrophe events; casualty reinsurance treaties that reduce its exposure to large individual casualty losses, workers' compensation catastrophe losses and casualty losses involving multiple claimants or insureds; and facultative reinsurance that reduces exposure on individual policies or risks for losses that exceed treaty reinsurance capacity. Depending on the business, the Company purchases specific additional reinsurance to supplement the above programs.

The following is a summary of reinsurance financial information:

(In thousands)		2025		2024		2023
Written premiums:						
Direct	$	13,694,521	$	12,904,893	$	11,676,743
Assumed		1,410,548		1,306,198		1,295,263
Ceded		(2,393,742)		(2,238,995)		(2,017,539)
Total net written premiums	$	12,711,327	$	11,972,096	$	10,954,467
Earned premiums:						
Direct	$	13,401,453	$	12,346,924	$	11,112,980
Assumed		1,387,726		1,364,774		1,246,288
Ceded		(2,342,241)		(2,163,213)		(1,958,581)
Total net earned premiums	$	12,446,938	$	11,548,485	$	10,400,687
Ceded losses and loss expenses incurred	$	1,400,570	$	1,368,279	$	1,376,144
Ceded commission earned	$	555,763	$	505,753	$	471,841

The following table presents the rollforward of the allowance for expected credit losses for premiums and fees receivable for the years ended December 31, 2025 and 2024:

(In thousands)		2025		2024
Allowance for expected credit losses, beginning of period	$	39,884	$	35,110
Change in expected credit losses		2,122		4,774
Allowance for expected credit losses, end of period	$	42,006	$	39,884

The following table presents the rollforward of the allowance for expected credit losses associated with due from reinsurers for the years ended December 31, 2025 and 2024:

(In thousands)		2025		2024
Allowance for expected credit losses, beginning of period	$	8,350	$	8,404
Change in expected credit losses		(1,972)		(54)
Allowance for expected credit losses, end of period	$	6,378	$	8,350

The following table presents the amounts due from reinsurers as of December 31, 2025:

(In thousands)

Lifson Re	$	537,366
Lloyd's of London		358,718
Partner Re		295,800
Munich Re		250,080
Berkshire Hathaway		246,729
Hannover Re		222,358
Renaissance Re		217,251
Swiss Re		132,731
Liberty Mutual		124,916
Everest Re		86,017
Arch Capital		76,095
Axis Capital		70,166
Sompo Holdings		64,383
Fairfax Financial		60,919
Nationwide Corp		60,342
TOA Reinsurance		51,290
Korean Re		45,858
Axa Insurance		42,361
MS & AD Insurance		38,179
Markel Corp		34,949
Chubb		27,873
Helvetia Holdings		25,542
Other reinsurers less than $20,000		378,336
Subtotal		3,448,259
Residual market pools (1)		101,132
Allowance for expected credit losses		(6,378)
Total	$	3,543,013

(1) Many states require licensed insurers that provide workers' compensation insurance to participate in programs that provide workers' compensation to employers that cannot procure coverage from an insurer on a voluntary basis. Insurers can fulfill this residual market obligation by participating in pools where results are shared by the participating companies. The Company acts as a servicing carrier for workers' compensation pools in certain states. As a servicing carrier, the Company writes residual market business directly and then cedes 100% of this business to the respective pool. As a servicing carrier, the Company receives fee income for its services. The Company does not retain underwriting risk, and credit risk is limited as ceded balances are jointly shared by all the pool members.

(15) Indebtedness

Indebtedness consisted of the following as of December 31, 2025 (the difference between the face value and the carrying value is unamortized discount and debt issuance costs):

(In thousands)	Interest Rate	Face Value	Carrying Value 2025	Carrying Value 2024
Senior notes and other debt due on:				
February 15, 2037	6.250%	$ 250,000	$ 248,776	$ 248,666
August 1, 2044	4.750%	350,000	346,574	346,389
May 12, 2050	4.000%	470,000	488,449	489,207
March 30, 2052	3.550%	400,000	394,807	394,609
September 30, 2061	3.150%	350,000	343,498	343,314
Subsidiary debt and other (1)	Various	7,094	7,094	8,973
Total senior notes and other debt		$ 1,827,094	$ 1,829,198	$ 1,831,158
Subordinated debentures due on:				
March 30, 2058	5.700%	$ 185,000	$ 179,811	$ 179,489
December 30, 2059	5.100%	300,000	291,895	291,418
September 30, 2060	4.250%	250,000	244,958	244,668
March 30, 2061	4.125%	300,000	293,863	293,515
Total subordinated debentures		$ 1,035,000	$ 1,010,527	$ 1,009,090

_____
(1) Subsidiary debt of $7.3 million is due in 2026, partially offset by the unamortized cost of $0.2 million due to entering into the $300 million senior unsecured revolving credit facility.

On April 1, 2022, the Company entered into a senior unsecured revolving credit facility that provides for revolving, unsecured borrowings up to an aggregate of $300 million with a $50 million sublimit for letters of credit. The Company may increase the amount available under the facility to a maximum of $500 million subject to obtaining lender commitments for the increase and other customary conditions. Borrowings under the facility may be used for working capital and other general corporate purposes. All borrowings under the facility must be repaid by April 1, 2027, except that letters of credit outstanding on that date may remain outstanding until April 1, 2028 (or such later date approved by all lenders). Our ability to utilize the facility is conditioned on the satisfaction of representations, warranties and covenants that are customary for facilities of this type. As of December 31, 2025, there were no borrowings outstanding under the facility.

(16) Income Taxes

Income tax expense (benefit) consists of:

(In thousands)		Current Expense		Deferred Expense (Benefit)		Total
December 31, 2025						
U.S. Federal	$	399,800	$	(16,709)	$	383,091
State & Local		13,597		(561)		13,036
Foreign		96,856		2,781		99,637
Total expense (benefit)	$	510,253	$	(14,489)	$	495,764
December 31, 2024						
Domestic	$	344,210	$	51,754	$	395,964
Foreign		69,312		44,640		113,952
Total expense	$	413,522	$	96,394	$	509,916
December 31, 2023						
Domestic	$	352,891	$	(43,456)	$	309,435
Foreign		44,372		16,750		61,122
Total expense (benefit)	$	397,263	$	(26,706)	$	370,557

Income before income taxes from domestic operations was $1,881 million, $1,840 million and $1,430 million for the years ended December 31, 2025, 2024 and 2023, respectively. Income before income taxes from foreign operations was $400 million, $424 million and $324 million for the years ended December 31, 2025, 2024 and 2023, respectively.

A reconciliation of the income tax expense and the amounts computed by applying the Federal and foreign income tax rate of 21% for 2025, 2024 and 2023 to pre-tax income are as follows:

(In thousands)		2025	%		2024		2023
U.S. Federal Statutory Tax Rate	$	478,914	21.0 %	$	475,543	$	368,425
State and Local Taxes, Net of Federal Benefit (1)		10,299	0.4 %		12,329		12,271
Foreign Tax Effects		11,635	0.5 %		19,317		(1,896)
Effect of Cross-Border Tax Laws		(14,727)	(0.7)%		—		—
Changes in Valuation Allowances		19,726	0.9 %		(220)		(10,883)
Nontaxable or Nondeductible Items		(10,083)	(0.4)%		2,947		2,640
Total	$	495,764	21.7 %	$	509,916	$	370,557

(1) State income taxes in Florida and Illinois made up the majority (greater than 50%) of the tax effect in this category.

At December 31, 2025 and 2024, the tax effects of differences that give rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

(In thousands)	2025	2024
Deferred tax asset:		
Loss reserve discounting	$ 253,980	$ 218,222
Unearned premiums	228,752	216,721
Unrealized investment losses	—	58,701
Net operating losses & foreign tax credits	77,810	62,159
Other-than-temporary impairments	5,006	7,149
Employee compensation plans	83,034	70,529
Other	82,948	81,915
Gross deferred tax asset	731,530	715,396
Less valuation allowance	(55,789)	(36,063)
Deferred tax asset	675,741	679,333
Deferred tax liability:		
Amortization of intangibles	15,541	15,124
Unrealized investment gains	41,641	—
Deferred policy acquisition costs	204,979	195,150
Property, furniture and equipment	61,479	45,276
Investment funds	229,694	184,899
Other	80,784	83,818
Deferred tax liability	634,118	524,267
Net deferred tax asset	$ 41,623	$ 155,066

The Company had a net current tax payable of $81 million and $14 million at December 31, 2025 and 2024, respectively. At December 31, 2025, the Company had foreign net operating loss carryforwards of $179 million that have no expiration date. At December 31, 2025, the Company had a valuation allowance of $56 million. The Company has provided a valuation allowance against the utilization of $33 million of foreign tax credits and the future net operating loss carryforward benefits of $23 million for certain foreign operations. The statute of limitations for the Company's U.S. Federal income tax returns has closed for all years through December 31, 2021.

The realization of the deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future current operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.

The Company has not provided U.S. deferred income taxes on the undistributed earnings of approximately $585 million of its non-U.S. subsidiaries since these earnings are intended to be permanently reinvested in the non-U.S. subsidiaries. In the future, if such earnings were distributed the Company projects that the incremental tax, if any, will be immaterial.

(17) Dividends from Subsidiaries and Statutory Financial Information

The Company's insurance subsidiaries are restricted by law as to the amount of dividends they may pay without the approval of regulatory authorities. The Company's lead insurer, Berkley Insurance Company ("BIC"), directly or indirectly owns all of the Company's other insurance companies. During 2026, the maximum amount of dividends that can be paid by BIC without such approval is approximately $1.4 billion.

BIC's combined net income and statutory capital and surplus, as determined in accordance with statutory accounting practices ("SAP"), are as follows:

(In thousands)		2025		2024		2023
Net income	$	1,588,605	$	1,624,686	$	1,176,255
Statutory capital and surplus	$	9,857,138	$	9,421,874	$	8,776,138

The significant variances between SAP and GAAP are that for statutory purposes bonds are carried at amortized cost, unrealized gains and losses on equity securities are recorded in surplus, acquisition costs are charged to income as incurred, deferred Federal income taxes are subject to limitations, excess and assumed workers' compensation reserves are discounted at different discount rates and certain assets designated as "non-admitted assets" are charged against surplus. The Commissioner of Insurance of the State of Delaware has allowed BIC to recognize a non-tabular discount on certain workers' compensation loss reserves, which is a permitted practice that differs from SAP. The effect of using this permitted practice was an increase to BIC's statutory capital and surplus by $167 million at December 31, 2025.

The National Association of Insurance Commissioners ("NAIC") has risk-based capital ("RBC") requirements that require insurance companies to calculate and report information under a risk-based formula which measures statutory capital and surplus needs based on a regulatory definition of risk in a company's mix of products and its balance sheet. This guidance is used to calculate two capital measurements: Total Adjusted Capital and RBC Authorized Control Level. Total Adjusted Capital is equal to the Company's statutory capital and surplus excluding capital and surplus derived from the use of permitted practices that differ from statutory accounting practices. RBC Authorized Control Level is the capital level used by regulatory authorities to determine whether remedial action is required. Generally, no remedial action is required if Total Adjusted Capital is 200% or more of the RBC Authorized Control Level. At December 31, 2025, BIC's Total Adjusted Capital of $9.7 billion was 397% of its RBC Authorized Control Level.

See Note 3, Investments in Fixed Maturity Securities, for a description of assets held on deposit as security.

(18)   Common Stockholders' Equity

The weighted average number of shares used in the computation of net income per share was as follows:

(In thousands)	2025	2024	2023
Basic	396,968	399,734	406,500
Diluted	399,861	403,224	409,948

Treasury shares have been excluded from average outstanding shares from the date of acquisition. The weighted average number of basic shares outstanding includes the impact of 17,378,810 common shares held in a grantor trust. The common shares held in the grantor trust are for delivery upon settlement of vested but mandatorily deferred restricted stock units ("RSUs"). Shares held by the grantor trust do not affect diluted shares outstanding since shares deliverable under vested RSUs were already included in diluted shares outstanding. The difference in calculating basic and diluted net income per share is attributable entirely to the dilutive effect of stock-based compensation plans. Changes in shares of common stock outstanding, net of treasury shares, are presented below. Shares of common stock issued and outstanding do not include shares related to unissued restricted stock units (including shares held in the grantor trust).

	2025	2024	2023
Balance, beginning of year	380,066,070	384,817,136	396,819,150
Shares issued	1,158,755	951,930	1,059,500
Shares repurchased	(4,069,026)	(5,702,996)	(13,061,514)
Balance, end of year	377,155,799	380,066,070	384,817,136

The amount of dividends paid is dependent upon factors such as the receipt of dividends from our subsidiaries, our results of operations, cash flow, financial condition and business needs, the capital and surplus requirements of our subsidiaries, and applicable insurance regulations that limit the amount of dividends that may be paid by our regulated insurance subsidiaries.

(19) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2025 and 2024:

(In thousands)	2025		2024	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturity securities	$ 25,047,662	$ 25,048,534	$ 22,397,865	$ 22,399,426
Equity securities	1,358,201	1,358,201	1,203,788	1,203,788
Arbitrage trading account	1,221,103	1,221,103	1,122,599	1,122,599
Loans receivable	418,913	419,074	405,453	405,248
Cash and cash equivalents	2,539,938	2,539,938	1,974,747	1,974,747
Trading accounts receivable from brokers and clearing organizations	11,669	11,669	60,327	60,327
Due from broker	629	629	—	—
Liabilities:				
Due to broker	—	—	70,483	70,483
Trading account securities sold but not yet purchased	66,285	66,285	73,358	73,358
Senior notes and other debt	1,829,198	1,440,055	1,831,158	1,425,852
Subordinated debentures	1,010,527	760,400	1,009,808	805,864

The estimated fair values of the Company's fixed maturity securities, equity securities available for sale and arbitrage trading account securities are based on various valuation techniques that rely on fair value measurements as described in Note 12 above. The fair value of loans receivable is estimated by using current institutional purchaser yield requirements for loans with similar credit characteristics, which is considered a Level 2 input. The fair value of the senior notes and other debt and the subordinated debentures is based on spreads for similar securities, which is considered a Level 2 input.

(20) Commitments, Litigation and Contingent Liabilities

In the ordinary course of business, the Company is subject to disputes, litigation and arbitration arising from its insurance and reinsurance businesses. These matters are generally related to insurance and reinsurance claims and are considered in the establishment of loss and loss expense reserves. In addition, the Company may also become involved in legal actions which seek extra-contractual damages, punitive damages or penalties, including claims alleging bad faith in handling of insurance claims. The Company expects its ultimate liability with respect to such matters will not be material to its financial condition. However, adverse outcomes on such matters are possible, from time to time, and could be material to the Company's results of operations in any particular financial reporting period.

On December 22, 2023, one of the Company's subsidiaries filed a lawsuit against certain reinsurers to recover in excess of $90 million in respect of certain losses paid to its policyholders under certain event cancellation and related insurance policies. The Company believes its claims against the reinsurers are meritorious and expects a positive resolution to its lawsuit. While an adverse outcome is possible, the Company believes that the outcome, in any case, will not be material to the Company's financial condition.

At December 31, 2025, the Company had commitments to invest up to $274 million and $31 million in certain investment funds and real estate construction projects, respectively.

(21) Leases

Lessees are required to recognize a right-of-use asset and a lease liability for leases with terms of more than 12 months on the balance sheet. All leases disclosed within this note are classified as operating leases. Recognized right-of-use asset and lease liability are reported within other assets and other liabilities, respectively, in the consolidated balance sheet. Lease expense is reported in other operating costs and expenses in the consolidated statement of income and accounted for on a straight-line basis over the lease term.

To determine the discount rate used to calculate present value of future minimum lease payments, the Company uses its incremental borrowing rate during the lease commencement period in line with the respective lease duration. In certain

cases, the Company has the option to renew the lease. Lease renewal future payments are included in the present value of the future minimum lease payments when the Company determines it is reasonably certain to renew.

The main leases entered into by the Company are for office space used by the Company's businesses across the world. Additionally, the Company, to a lesser extent, has equipment leases mainly for office equipment. Further information relating to operating lease expense and other operating lease information is as follows:

| (In thousands) | For the Year Ended December 31, | | | |
	2025		2024	
Leases:				
Lease cost	$	54,261	$	45,718
Cash paid for amounts included in the measurement of lease liabilities reported in operating cash flows	$	49,421	$	49,441
Right-of-use assets obtained in exchange for new lease liabilities	$	74,451	$	43,624

| ($ in thousands) | As of December 31, | | | |
	2025		2024	
Right-of-use assets	$	221,480	$	180,035
Lease liabilities	$	260,451	$	218,397
Weighted-average remaining lease term		7.1 years		7.2 years
Weighted-average discount rate		5.98 %		5.59 %

Contractual maturities of the Company's future minimum lease payments are as follows:

(In thousands)	December 31, 2025	
Contractual Maturities:		
2026	$	54,475
2027		47,249
2028		45,830
2029		41,825
2030		37,008
Thereafter		96,197
Total undiscounted future minimum lease payments		322,584
Less: Discount impact		62,133
Total lease liability	$	260,451

(22) Stock Incentive Plan

Pursuant to the Company's stock incentive plan, the Company may issue restricted stock units ("RSUs") to employees of the Company and its subsidiaries. The RSUs generally vest three to five years from the award date and are subject to other vesting and forfeiture provisions contained in the award agreement. The following table summarizes RSU information for the three years ended December 31, 2025:

	2025	2024	2023
RSUs granted and unvested at beginning of period:	5,734,397	6,435,267	6,927,639
Granted	1,043,988	1,217,056	1,647,690
Vested	(1,470,318)	(1,594,183)	(1,726,956)
Canceled	(376,921)	(323,743)	(413,106)
RSUs granted and unvested at end of period:	4,931,146	5,734,397	6,435,267

Upon vesting, shares of the Company's common stock equal to the number of vested RSUs are issued or deferred to a later date, depending on the terms of the specific award agreement. As of December 31, 2025, 17,375,058 RSUs had been deferred. RSUs that have not yet vested and vested RSUs that have been deferred are not considered to be issued and outstanding shares.

The fair value of RSUs at the date of grant are recorded as unearned compensation, a component of stockholders' equity, and expensed over the vesting period. Following is a summary of changes in unearned compensation for the three years ended December 31, 2025:

(In thousands)	2025	2024	2023
Unearned compensation at beginning of year	$ 153,329	$ 148,080	$ 142,060
RSUs granted, net of cancellations	65,901	63,347	62,418
RSUs expensed	(52,524)	(52,380)	(49,200)
RSUs forfeitures	(8,653)	(5,718)	(7,198)
Unearned compensation at end of year	$ 158,053	$ 153,329	$ 148,080

(23) Compensation Plans

The Company and its subsidiaries have profit sharing plans in which substantially all employees participate. The plans provide for minimum annual contributions of 5% of eligible compensation; contributions above the minimum are discretionary and vary with each participating businesses's profitability. Employees become eligible to participate in the plan on the first day of the calendar quarter following the first full calendar quarter after the employee's date of hire provided the employee has completed 250 hours of service during the calendar quarter. The plans provide that 40% of the contributions vest immediately and that the remaining 60% vest at varying percentages based upon years of service. Profit sharing expense was $80 million, $72 million and $75 million in 2025, 2024 and 2023, respectively.

The Company has a long-term incentive compensation plan ("LTIP") that provides for compensation to key executives based on the growth in the Company's book value per share over a five year period.

The following table summarizes the outstanding LTIP awards as of December 31, 2025:

	Units Outstanding	Maximum Value	Inception to date earned through December 31, 2025 on outstanding units
2021 grant	197,500	$ 19,750,000	$ 19,750,000
2022 grant	220,500	22,050,000	22,050,000
2023 grant	235,000	23,500,000	20,014,894
2024 grant	252,500	25,250,000	13,598,077
2025 grant	244,750	24,475,000	5,767,601

The following table summarizes the LTIP expense for each of the three years ended December 31, 2025:

(In thousands)	2025	2024	2023
2019 grant	—	—	3,241
2020 grant	—	135	7,047
2021 grant	(39)	3,543	6,561
2022 grant	2,523	8,167	6,155
2023 grant	7,799	7,076	5,424
2024 grant	7,154	6,476	—
2025 grant	5,768	—	—
Total	$ 23,205	$ 25,397	$ 28,428

(24) Supplemental Financial Statement Data

Other operating costs and expenses consist of the following:

(In thousands)	2025	2024	2023
Amortization of deferred policy acquisition costs	$ 1,384,739	$ 1,219,849	$ 1,038,975
Insurance operating expenses	2,131,785	2,075,053	1,915,711
Insurance service expenses	94,374	90,640	91,714
Net foreign currency losses (gains)	68,006	(52,376)	31,799
Other costs and expenses	297,930	269,140	285,737
Total	$ 3,976,834	$ 3,602,306	$ 3,363,936

(25) Industry Segments

The Company's reportable segments include the following two business segments, plus a corporate segment:

- Insurance - predominantly commercial insurance business, including excess and surplus lines, admitted lines and specialty personal lines throughout the United States, as well as insurance business in Asia, Australia, Canada, Continental Europe, Mexico, Scandinavia, South America and the United Kingdom.

- Reinsurance & Monoline Excess - reinsurance business on a facultative and treaty basis, primarily in the United States, United Kingdom, Continental Europe, Australia, the Asia-Pacific region and South Africa, as well as operations that solely retain risk on an excess basis and certain program management business.

The Company's chief operating decision maker ("CODM") is the President and Chief Executive Officer. The CODM assesses performance, makes decisions and allocates resources for each of the three reportable segments based on their contribution towards the Company's profitability and balance sheet strength. Certain key metrics such as combined ratio and return on allocated capital for the Insurance and Reinsurance & Monoline Excess segments, as well as Corporate segment expenditures, are examples of key components of the assessment, decision-making and resource-allocation process.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Income tax expense and benefits are calculated based upon the Company's overall effective tax rate.

Summary financial information about the Company's reporting segments is presented in the following table. Income before income taxes by segment includes allocated investment income. Identifiable assets by segment are those assets used in or allocated to the operation of each segment.

(In thousands)	Revenues				Expenses				Pre-Tax Income (Loss)	Net Income (Loss) to Common Stockholders
	Earned Premiums (1)	Investment Income	Other	Total (2)	Losses and Loss Expenses	Policy Acquisition and Insurance Operating Expenses	Other	Total		
Year ended December 31, 2025										
Insurance	$ 10,936,028	$ 1,118,607	$ 40,966	$ 12,095,601	$ 6,947,232	$ 3,076,726	$ 44,399	$ 10,068,357	$ 2,027,244	$ 1,584,440
Reinsurance & Monoline Excess	1,510,910	270,851	—	1,781,761	824,425	439,798	—	1,264,223	517,538	407,659
Corporate, other and eliminations (3)	—	39,609	658,665	698,274	—	—	1,094,733	1,094,733	(396,459)	(316,404)
Net investment gains	—	—	132,220	132,220	—	—	—	—	132,220	103,708
Consolidated	$ 12,446,938	$ 1,429,067	$ 831,851	$ 14,707,856	$ 7,771,657	$ 3,516,524	$ 1,139,132	$ 12,427,313	$ 2,280,543	$ 1,779,403
Year ended December 31, 2024										
Insurance	$ 10,086,308	$ 1,057,738	$ 37,455	$ 11,181,501	$ 6,332,490	$ 2,863,697	$ 43,231	$ 9,239,418	$ 1,942,083	$ 1,503,875
Reinsurance & Monoline Excess	1,462,177	234,728	—	1,696,905	799,105	431,205	—	1,230,310	466,595	367,569
Corporate, other and eliminations (3)	—	40,695	601,943	642,638	—	—	904,531	904,531	(261,893)	(203,832)
Net investment gains	—	—	117,708	117,708	—	—	—	—	117,708	88,503
Consolidated	$ 11,548,485	$ 1,333,161	$ 757,106	$ 13,638,752	$ 7,131,595	$ 3,294,902	$ 947,762	$ 11,374,259	$ 2,264,493	$ 1,756,115
Year ended December 31, 2023										
Insurance	$ 9,007,376	$ 783,660	$ 36,830	$ 9,827,866	$ 5,615,526	$ 2,545,310	$ 37,112	$ 8,197,948	$ 1,629,918	1,283,281
Reinsurance & Monoline Excess	1,393,311	221,966	—	1,615,277	756,616	409,376	—	1,165,992	449,285	355,155
Corporate, other and eliminations (3)	—	47,209	605,544	652,753	—	—	1,024,595	1,024,595	(371,842)	(293,869)
Net investment gains	—	—	47,042	47,042	—	—	—	—	47,042	36,792
Consolidated	$ 10,400,687	$ 1,052,835	$ 689,416	$ 12,142,938	$ 6,372,142	$ 2,954,686	$ 1,061,707	$ 10,388,535	$ 1,754,403	$ 1,381,359

Identifiable Assets

(In thousands)	December 31,	
	2025	2024
Insurance	$ 35,830,534	$ 33,030,140
Reinsurance & Monoline Excess	5,891,538	5,669,729
Corporate, other and eliminations (3)	2,348,999	1,867,399
Consolidated	$ 44,071,071	$ 40,567,268

_____

(1) Certain amounts included in earned premiums of each segment are related to inter-segment transactions.

(2) Revenues for Insurance includes $1,408 million, $1,471 million, and $1,171 million in 2025, 2024 and 2023, respectively, from foreign countries. Revenues for Reinsurance & Monoline Excess includes $516 million, $485 million, and $463 million in 2025, 2024 and 2023, respectively, from foreign countries.

(3) Corporate, other and eliminations represent corporate revenues and expenses and certain other items that are not allocated to business segments.

Net premiums earned by major line of business were as follows:

(In thousands)		2025		2024		2023
Insurance						
Other liability	$	4,429,621	$	4,068,662	$	3,605,298
Short-tail lines (1)		2,496,481		2,201,661		1,825,027
Auto		1,617,908		1,481,569		1,270,907
Workers' compensation		1,259,290		1,237,888		1,212,294
Professional liability		1,132,728		1,096,528		1,093,850
Total Insurance		10,936,028		10,086,308		9,007,376
Reinsurance & Monoline Excess						
Casualty (2)		741,671		771,329		821,826
Property (2)		478,682		424,296		330,359
Monoline Excess (3)		290,557		266,552		241,126
Total Reinsurance & Monoline Excess		1,510,910		1,462,177		1,393,311
Total	$	12,446,938	$	11,548,485	$	10,400,687

(1) Short-tail lines include commercial multi-peril (non-liability), inland marine, accident and health, fidelity and surety, boiler and machinery, high net worth homeowners and other lines.

(2) Includes reinsurance casualty and property and certain program management business.

(3) Monoline excess includes operations that solely retain risk on an excess basis.

(26) Related-Party Transactions

Lifson Re

Lifson Re, a Bermuda reinsurance company, participated on a fully collateralized basis in a majority of the Company's reinsurance placements, with a 30% share of the amounts placed commencing on July 1, 2022, which was increased to 32.5% effective January 1, 2025. This pertains to all traditional reinsurance/retrocessional placements for both property and casualty business where there is more than one open market reinsurer participating. Lifson Re is currently capitalized with $418 million from a small group of sophisticated global investors with long-term investment horizons, including a minority participation by the Company (which is included in Note 7, Investment Funds, within Financial services).

Transactions between the Company and Lifson Re were as follows:

(In thousands)		Year Ended December 31,				
Consolidated statements of income		**2025**		**2024**		**2023**
Ceded written premiums	$	494,359	$	416,509	$	436,941
Ceded commissions and brokerage		133,479		104,075		123,510
		As of December 31,				
Consolidated balance sheets		**2025**		**2024**		
Due from reinsurers	$	537,366	$	471,689		
Due to reinsurers		118,788		166,304		

The Company earned certain management and performance fees from Lifson Re of $11 million, $6 million and $5 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Mitsui Sumitomo Insurance Co., Ltd.

As of December 31, 2025, Mitsui Sumitomo Insurance Co., Ltd. ("MSI") owned 13.4% of the Company's outstanding common stock excluding shares held in a deferred compensation grantor trust.

On March 28, 2025, MSI entered into an arrangement (the "Framework Agreement") with a company owned by members of the Berkley family and trusts for their benefit (collectively, the "Berkley Family") providing for MSI to purchase 15% of the Company's outstanding common stock (as defined in the Framework Agreement). In addition, pursuant to the Framework Agreement, the Berkley Family recommended to the Company's Board of Directors (the "Board") that MSI's designee be nominated to stand for election to the Board at the Company's 2026 annual stockholders meeting. Upon recommendation of the Board's Nominating and Corporate Governance Committee, the Board approved MSI's designee standing for election.

In the normal course of its operations, the Company from time to time enters into reinsurance transactions with MSI or one of its affiliates (including its Lloyd's of London operations), including the following:

- During the year ended December 31, 2025, the Company ceded written premiums and had commissions with MSI or one of its affiliates of $70 million and $13 million, respectively, and in connection with such ceded reinsurance as of December 31, 2025, had an amount due from reinsurers of $58 million and an amount due to reinsurers of $16 million.

- During the year ended December 31, 2025, the Company assumed written premiums from MSI or one of its affiliates of $12 million, and in connection with such assumed reinsurance as of December 31, 2025, had assumed premiums receivable of $4 million and amounts due to reinsured of $11 million.

MSI has a minority investment in Lifson Re.

The Lifson Re and MSI transactions discussed above were entered into at arm's-length.

118

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

The Company's management, including its Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this annual report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company has in place effective controls and procedures designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act and the rules thereunder, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.
During the quarter ended December 31, 2025, there were no changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

<center>Management's Report On Internal Control Over Financial Reporting</center>

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of Treadway Commission. Based on our evaluation under the framework in Internal Control - Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

<center>119</center>

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
W. R. Berkley Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited W. R. Berkley Corporation and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes and financial statement schedules II to VI (collectively, the consolidated financial statements), and our report dated February 27, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report On Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/S/ KPMG LLP

New York, New York
February 27, 2026

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Reference is made to the registrant's definitive proxy statement, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2025, and which is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Reference is made to the registrant's definitive proxy statement, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2025, and which is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

(a) Security ownership of certain beneficial owners

Reference is made to the registrant's definitive proxy statement, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2025, and which is incorporated herein by reference.

(b) Security ownership of management

Reference is made to the registrant's definitive proxy statement, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2025, and which is incorporated herein by reference.

(c) Changes in control

Reference is made to the registrant's definitive proxy statement, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2025, and which is incorporated herein by reference.

(d) Equity compensation plan information

Reference is made to the registrant's definitive proxy statement, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2025, and which is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Reference is made to the registrant's definitive proxy statement, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2025, and which is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Our independent registered public accounting firm is KPMG LLP, New York, NY, Auditor Firm ID: 185.

Reference is made to the registrant's definitive proxy statement, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2025, and which is incorporated herein by reference.

PART IV

<u>ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES</u>

(a) <u>Index to Financial Statements</u>

     The schedules to the consolidated financial statements listed below should be read in conjunction with the consolidated financial statements included in this Annual Report on Form 10-K. Financial statement schedules not included in this Annual Report on Form 10-K have been omitted because they are not applicable or required information is shown in the financial statements or notes thereto.

123

(b) <u>Exhibits</u>


EXHIBITS


<u>**Number**</u>

([3.1](#))	The Company's Restated Certificate of Incorporation, as amended through May 10, 2004 (incorporated by reference to Exhibits 3.1 and 3.2 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the SEC on August 6, 2003).
([3.2](#))	Amendment, dated May 11, 2004, to the Company's Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.2 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the SEC on August 5, 2004).
([3.3](#))	Amendment, dated May 16, 2006, to the Company's Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the SEC on May 17, 2006).
([3.4](#))	Amendment, dated June 12, 2020, to the Company's Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the SEC on June 16, 2020).
([3.5](#))	Amendment, dated June 15, 2022, to the Company's Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the SEC on June 16, 2022).
([3.6](#))	Amendment, dated June 11, 2025, to the Company's Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the SEC on June 13, 2025).
([3.7](#))	Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the SEC on March 1, 2023).
([4.1](#))	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
([4.2](#))	Indenture, dated as of February 14, 2003, between the Company and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 of the Company's Annual Report on Form 10-K (File No. 1-15202) filed with the SEC on March 31, 2003).
([4.3](#))	Fifth Supplemental Indenture, dated as of February 9, 2007, between the Company and The Bank of New York, as Trustee, relating to $250,000,000 principal amount of the Company's 6.250% Senior Notes due 2037, including the form of the Notes as Exhibit A (incorporated by reference to Exhibit 4.7 of the Company's Annual Report on Form 10-K (File No. 1-15202) filed with the SEC on March 1, 2007).
([4.4](#))	Ninth Supplemental Indenture, dated as of August 6, 2014, between the Company and The Bank of New York Mellon, as Trustee, relating to $350,000,000 principal amount of the Company's 4.750% Senior Notes due 2044, including the form of the Notes as Exhibit A (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the SEC on August 6, 2014).
([4.5](#))	Indenture, dated as of May 12, 2020, between the Company and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the SEC on May 12, 2020).
([4.6](#))	First Supplemental Indenture, dated as of May 12, 2020, between the Company and The Bank of New York Mellon, as Trustee, relating to $470,000,000 principal amount of the Company's 4.000% Senior Notes due 2050, including the form of the Notes as Exhibit A (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the SEC on May 12, 2020).
([4.7](#))	Second Supplemental Indenture, dated as of March 16, 2021, between the Company and The Bank of New York Mellon, as Trustee, relating to $400,000,000 principal amount of the Company's 3.550% Senior Notes due 2052, including the form of the Notes as Exhibit A (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the SEC on March 16, 2021).
([4.8](#))	Third Supplemental Indenture, dated as of September 15, 2021, between the Company and The Bank of New York Mellon, as Trustee, relating to $350,000,000 principal amount of the Company's 3.150% Senior Notes due 2061, including the form of the Notes as Exhibit A (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the SEC on September 15, 2021).

(4.9) Subordinated Indenture, dated as of March 26, 2018, between the Company and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the SEC on March 26, 2018).

(4.10) First Supplemental Indenture, dated as of March 26, 2018, between the Company and The Bank of New York Mellon, as Trustee, relating to $185,000,000 principal amount of the Company's 5.700% Subordinated Debentures due 2058, including the form of the Securities as Exhibit A (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the SEC on March 26, 2018).

(4.11) Second Supplemental Indenture, dated as of December 16, 2019, between the Company and the Bank of New York Mellon, as Trustee, relating to $300,000,000 principal amount of the Company's 5.100% Subordinated Debentures due 2059, including the form of the Securities as Exhibit A (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the SEC on December 16, 2019).

(4.12) Third Supplemental Indenture, dated as of September 21, 2020, between the Company and The Bank of New York Mellon, as Trustee, relating to $250,000,000 principal amount of the Company's 4.250% Subordinated Debentures due 2060, including the form of the Securities as Exhibit A (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the SEC on September 21, 2020).

(4.13) Fourth Supplemental Indenture, dated as of February 10, 2021, between the Company and The Bank of New York Mellon, as Trustee, relating to $300,000,000 principal amount of the Company's 4.125% Subordinated Debentures due 2061, including the form of the Securities as Exhibit A (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the SEC on February 10, 2021).

(4.14) The instruments defining the rights of holders of the other long term debt securities of the Company are omitted pursuant to Section (b)(4)(iii)(A) of Item 601 of Regulation S-K. The Company agrees to furnish supplementally copies of these instruments to the SEC upon request.

(10.1) Credit Agreement, dated as of April 1, 2022, by and among W. R. Berkley Corporation, as borrower, each lender from time to time party thereto, Credit Suisse AG, New York Branch, JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc. as Syndication Agents, and Bank of America, N.A., as Administrative Agent, Several L/C Agent and Fronting L/C Issuer (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the SEC on April 4, 2022).

(10.2) W. R. Berkley Corporation 2018 Stock Incentive Plan (incorporated by reference to Annex B of the Company's 2018 Proxy Statement (File No. 1-15202) filed with the SEC on April 19, 2018).

(10.3) Form of Restricted Stock Unit Agreement for grant of April 4, 2003 (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the SEC on August 6, 2003).

(10.4) Form of Restricted Stock Unit Agreement under the W. R. Berkley Corporation 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the SEC on May 3, 2005).

(10.5) Form of Restricted Stock Unit Agreement under the W. R. Berkley Corporation 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the SEC on August 6, 2010).

(10.6) Form of Restricted Stock Unit Agreement under the W. R. Berkley Corporation 2012 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the SEC on November 8, 2012).

(10.7) Form of 2014 Performance-Based Restricted Stock Unit Agreement under the W. R. Berkley Corporation 2012 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the SEC on November 7, 2014).

(10.8) Form of 2015 Performance-Based Restricted Stock Unit Agreement under the W. R. Berkley Corporation 2012 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the SEC on November 9, 2015).

(10.9) Form of 2017 Performance-Based Restricted Stock Unit Agreement under the W. R. Berkley Corporation 2012 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the SEC on November 8, 2017).

([10.10](#))	Form of 2018 Performance-Based Restricted Stock Unit Agreement under the W. R. Berkley Corporation 2018 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the SEC on November 7, 2018).
([10.11](#))	Form of 2020 Performance-Based Restricted Stock Unit Agreement under the W. R. Berkley Corporation 2018 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the SEC on November 5, 2020).
([10.12](#))	Form of 2023 Performance-Based Restricted Stock Unit Agreement Under the W. R. Berkley Corporation 2018 Stock Incentive Plan (incorporated by reference to Exhibit 10.12 of the Company's Annual Report on Form 10-K (File No. 1-15202) filed with the SEC on February 23, 2024).
([10.13](#))	Form of 2024 Performance-Based Restricted Stock Unit Agreement Under the W. R. Berkley Corporation 2018 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the SEC on November 4, 2024).
([10.14](#))	W. R. Berkley Corporation Deferred Compensation Plan for Officers as amended and restated effective December 1, 2021 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the SEC on November 12, 2021).
([10.15](#))	W. R. Berkley Corporation Deferred Compensation Plan for Directors as amended and restated effective December 1, 2021 (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the SEC on November 12, 2021).
([10.16](#))	W. R. Berkley Corporation Amended and Restated Annual Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the SEC on February 25, 2019).
([10.17](#))	W. R. Berkley Corporation 2019 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company's current Report on Form 8-K (File No. 1-15202) filed with the SEC on February 25, 2019).
([10.18](#))	Form of 2021 Performance Unit Award Agreement under the W. R. Berkley Corporation 2019 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the SEC on November 4, 2021).
([10.19](#))	Form of 2022 Performance Unit Award Agreement under the W. R. Berkley Corporation 2019 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the SEC on May 3, 2022).
([10.20](#))	Form of 2023 Performance Unit Award Agreement under the W. R. Berkley Corporation 2019 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the SEC on May 4, 2023).
([10.21](#))	Form of 2024 Performance Unit Award Agreement under the W. R. Berkley Corporation 2019 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the SEC on May 3, 2024).
([10.22](#))	Form of 2025 Performance Unit Award Agreement under the W. R. Berkley Corporation 2019 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 1-15202) filed with the SEC on May 2, 2025).
([10.23](#))	W. R. Berkley Corporation 2009 Directors Stock Plan (incorporated by reference to Annex B of the Company's 2021 Proxy Statement (File No. 1-15202) filed with the SEC on April 27, 2021).
([10.24](#))	Supplemental Benefits Agreement between William R. Berkley and the Company as amended and restated as of December 21, 2011 (incorporated by reference to Exhibit 10.14 of the Company's Annual Report on Form 10-K (File No. 1-15202) filed with the SEC on February 28, 2012).
([10.25](#))	Framework Agreement, dated as of March 28, 2025, by and between WR Berkley & Others LLC and Mitsui Sumitomo Insurance Company, Limited (including the form of Amended and Restated Limited Liability Company Agreement attached as Exhibit A) (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the SEC on March 28, 2025).*

(10.26)	Letter Agreement, dated as of March 28, 2025, by and between W. R. Berkley Corporation and Mitsui Sumitomo Insurance Company, Limited (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the SEC on March 28, 2025).*
(10.27)	Confidentiality Agreement, dated as of March 28, 2025, by and between W. R. Berkley Corporation and Mitsui Sumitomo Insurance Company, Limited (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K (File No. 1-15202) filed with the SEC on March 28, 2025).
(14)	Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14 of the Company's Annual Report on Form 10-K (File No. 1-15202) filed with the SEC on March 14, 2005).
(19.1)	Insider Trading Policy (incorporated by reference to Exhibit 19.1 of the Company's Annual Report on Form 10-K (File No. 1-15202) filed with the SEC on February 24, 2025).
(21)	List of the Company's subsidiaries.
(23)	Consent of Independent Registered Public Accounting Firm.
(31.1)	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/ 15d-14(a).
(31.2)	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/ 15d-14(a).
(32.1)	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
(97)	W. R. Berkley Corporation Clawback Policy (incorporated by reference to Exhibit 97 of the Company's Annual Report on Form 10-K (File No. 1-15202) filed with the SEC on February 23, 2024).
(101)	The following financial statements from the Company's Annual Report on Form 10-K for the year ended December 31, 2025, formatted in Inline XBRL: (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Stockholders' Equity, (v) Consolidated Statements of Cash Flows and (vi) Notes to Consolidated Financial Statements.
(104)	Cover Page Interactive Data File (embedded within the Inline XBRL document).
*	Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.

ITEM 16. FORM 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

W. R. BERKLEY CORPORATION

By	/s/ W. Robert Berkley, Jr.
	W. Robert Berkley, Jr.
	President and Chief Executive Officer

February 27, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ William R. Berkley	Executive Chairman	February 27, 2026
William R. Berkley	of the Board of Directors	
/s/ W. Robert Berkley, Jr.	President	February 27, 2026
W. Robert Berkley, Jr.	Chief Executive Officer and Director	
	(Principal executive officer)	
/s/ Christopher L. Augostini	Director	February 27, 2026
Christopher L. Augostini		
/s/ Ronald E. Blaylock	Director	February 27, 2026
Ronald E. Blaylock		
/s/ Mary C. Farrell	Director	February 27, 2026
Mary C. Farrell		
/s/ María Luisa Ferré	Director	February 27, 2026
María Luisa Ferré		
/s/ Marie A. Mattson	Director	February 27, 2026
Marie A. Mattson		
/s/ Daniel L. Mosley	Director	February 27, 2026
Daniel L. Mosley		
/s/ Robert A. Rusbuldt	Director	February 27, 2026
Robert A. Rusbuldt		
/s/ Jonathan Talisman	Director	February 27, 2026
Jonathan Talisman		
/s/ Richard M. Baio	Executive Vice President	February 27, 2026
Richard M. Baio	and Chief Financial Officer	
	(Principal financial officer and principal accounting officer)	

W. R. Berkley Corporation
Condensed Financial Information of Registrant
Balance Sheets (Parent Company)

(In thousands)		December 31, 2025		December 31, 2024
Assets:				
Cash and cash equivalents	$	55,322	$	112,931
Fixed maturity securities available for sale at fair value (cost $641,917 and $251,938 at December 31, 2025 and 2024)		642,451		251,800
Loans receivable (net of allowance for expected credit losses of $161 and $591 at December 31, 2025 and 2024)		23,089		27,659
Equity securities, at fair value (cost $3,430 at both December 31, 2025 and 2024)		3,430		3,430
Investment in subsidiaries		11,940,355		10,770,734
Current federal income taxes		—		36,417
Deferred federal income taxes		151,031		228,329
Property, furniture and equipment at cost, less accumulated depreciation		8,581		9,320
Other assets		62,179		126,799
Total assets	$	12,886,438	$	11,567,419
Liabilities and stockholders' equity:				
Liabilities:				
Due to subsidiaries	$	144,740	$	182,445
Other liabilities		188,851		158,281
Current federal income taxes		19,626		—
Subordinated debentures		1,010,527		1,009,808
Senior notes		1,821,876		1,821,774
Total liabilities		3,185,620		3,172,308
Stockholders' equity:				
Preferred stock, par value $.10 per share:				
Authorized 5,000,000 shares; issued and outstanding — none		—		—
Common stock, par value $.20 per share:				
Authorized 1,875,000,000 shares; issued and outstanding, net of treasury shares, 377,155,799 and 380,066,070 shares, respectively		158,705		158,705
Additional paid-in capital		987,708		984,825
Retained earnings (including accumulated undistributed net income of subsidiaries of $9,674,616 and $9,216,210 at December 31, 2025 and 2024, respectively)		13,344,204		12,265,070
Accumulated other comprehensive loss		(451,097)		(934,269)
Treasury stock, at cost, 416,366,010 and 413,455,739 shares, respectively		(4,338,702)		(4,079,220)
Total stockholders' equity		9,700,818		8,395,111
Total liabilities and stockholders' equity	$	12,886,438	$	11,567,419

———————————

See Report of Independent Registered Public Accounting Firm and note to condensed financial information.

W. R. Berkley Corporation
Condensed Financial Information of Registrant, Continued
Statements of Income (Parent Company)

		Year Ended December 31,				
(In thousands)		2025		2024		2023
Management fees and investment income including dividends from subsidiaries of $1,643,345, $1,196,538, and $1,261,166 for the years ended December 31, 2025, 2024 and 2023, respectively	$	1,716,680	$	1,252,194	$	1,325,997
Net investment gains (losses)		945		90,284		(5,895)
Other income		834		853		368
Total revenues		1,718,459		1,343,331		1,320,470
Operating costs and expense		315,233		277,679		272,750
Interest expense		126,400		126,400		126,397
Income before federal income taxes		1,276,826		939,252		921,323
Federal income taxes:						
Federal income taxes provided by subsidiaries on a separate return basis		422,289		424,456		253,292
Federal income tax expense on a consolidated return basis		(378,117)		(356,943)		(284,757)
Net federal income tax benefit (expense)		44,172		67,513		(31,465)
Income before undistributed equity in net income of subsidiaries		1,320,998		1,006,765		889,858
Equity in undistributed net income of subsidiaries		458,405		749,350		491,501
Net income	$	1,779,403	$	1,756,115	$	1,381,359

_____

See Report of Independent Registered Public Accounting Firm and note to condensed financial information.

W. R. Berkley Corporation
Condensed Financial Information of Registrant, Continued
Statements of Cash Flows (Parent Company)

	Year Ended December 31,		
(In thousands)	**2025**	**2024**	**2023**
Cash flow from operating activities:			
Net income	$ 1,779,403	$ 1,756,115	$ 1,381,359
Adjustments to reconcile net income to net cash from operating activities:			
Net investment (gains) losses	(945)	(90,284)	5,895
Depreciation and (accretion) amortization	(5,780)	(5,120)	(6,753)
Equity in undistributed earnings of subsidiaries	(458,405)	(749,350)	(491,501)
Tax payments received from subsidiaries	372,731	432,402	373,504
Federal income taxes provided by subsidiaries on a separate return basis	(422,289)	(424,456)	(253,292)
Stock incentive plans	54,524	54,381	51,000
Change in:			
Federal income taxes	34,361	(9,346)	(15,793)
Equity in undistributed earnings of other investments	(15,047)	(10,444)	—
Other assets	(4,552)	(9,888)	(5,647)
Other liabilities	30,248	114,418	(88,954)
Accrued investment income	(1,810)	(1,740)	1,200
Net cash from operating activities	1,362,439	1,056,688	951,018
Cash (used in) from investing activities:			
Proceeds from sales of fixed maturity securities	81,035	598,915	748,825
Proceeds from maturities and prepayments of fixed maturity securities	562,308	260,999	82,075
Cost of purchases of fixed maturity securities	(1,029,227)	(824,476)	(732,685)
Change in loans receivable	5,000	64,200	17,843
Investments in and advances to subsidiaries, net	(102,615)	(238,337)	21,605
Change in balance due to security broker	71,083	(71,143)	(38)
Net additions to real estate, furniture & equipment	(63)	(37)	(18)
Other, net	3,823	73	290
Net cash (used in) from investing activities	(408,656)	(209,806)	137,897
Cash used in financing activities:			
Purchase of common treasury shares	(270,221)	(303,655)	(537,163)
Cash dividends to common stockholders	(700,269)	(531,953)	(501,456)
Other, net	(40,902)	(26,777)	(25,384)
Net cash used in financing activities	(1,011,392)	(862,385)	(1,064,003)
Net (decrease) increase in cash and cash equivalents	(57,609)	(15,503)	24,912
Cash and cash equivalents at beginning of year	112,931	128,434	103,522
Cash and cash equivalents at end of year	$ 55,322	$ 112,931	$ 128,434

See Report of Independent Registered Public Accounting Firm and note to condensed financial information.

W. R. Berkley Corporation

Condensed Financial Information of Registrant, Continued

December 31, 2025

Note to Condensed Financial Information (Parent Company)

The accompanying condensed financial information should be read in conjunction with the notes to consolidated financial statements included elsewhere herein. Reclassifications have been made in the 2024 and 2023 financial statements as originally reported to conform them to the presentation of the 2025 financial statements.

The Company files a consolidated federal income tax return with the results of its domestic insurance subsidiaries included on a statutory basis. Under present Company policy, federal income taxes payable by subsidiary companies on a separate-return basis are paid to W. R. Berkley Corporation, and the Company pays the tax due on a consolidated return basis.

W. R. Berkley Corporation and Subsidiaries
Supplementary Insurance Information
December 31, 2025, 2024 and 2023

(In thousands)	Deferred Policy Acquisition Cost	Reserve for Losses and Loss Expenses	Unearned Premiums	Net Premiums Earned	Net Investment Income	Loss and Loss Expenses	Amortization of Deferred Policy Acquisition Cost	Other Operating Costs and Expenses	Net Premiums Written
December 31, 2025									
Insurance	$ 887,406	$ 18,589,040	$ 6,158,703	$ 10,936,028	$ 1,118,607	$ 6,947,232	$ 1,248,382	$ 1,872,742	$ 11,183,713
Reinsurance & Monoline Excess	113,285	3,618,733	562,867	1,510,910	270,851	824,425	136,357	303,441	1,527,614
Corporate, other and eliminations	—	—	—	—	39,609	—	—	415,912	—
Total	$ 1,000,691	$ 22,207,773	$ 6,721,570	$ 12,446,938	$ 1,429,067	$ 7,771,657	$ 1,384,739	$ 2,592,095	$ 12,711,327
December 31, 2024									
Insurance	$ 840,917	$ 16,887,821	$ 5,836,435	$ 10,086,308	$ 1,057,738	$ 6,332,490	$ 1,081,170	$ 1,825,758	$ 10,549,550
Reinsurance & Monoline Excess	110,811	3,480,209	538,677	1,462,177	234,728	799,105	138,679	292,526	1,422,546
Corporate, other and eliminations	—	—	—	—	40,695	—	—	264,173	—
Total	$ 951,728	$ 20,368,030	$ 6,375,112	$ 11,548,485	$ 1,333,161	$ 7,131,595	$ 1,219,849	$ 2,382,457	$ 11,972,096
December 31, 2023									
Insurance	$ 736,348	$ 15,298,372	$ 5,322,869	$ 9,007,376	$ 783,660	$ 5,615,526	$ 897,908	$ 1,684,514	$ 9,560,533
Reinsurance & Monoline Excess	125,261	3,441,280	599,457	1,393,311	221,966	756,616	141,067	268,309	1,393,934
Corporate, other and eliminations	—	—	—	—	47,209	—	—	372,138	—
Total	$ 861,609	$ 18,739,652	$ 5,922,326	$ 10,400,687	$ 1,052,835	$ 6,372,142	$ 1,038,975	$ 2,324,961	$ 10,954,467

See Report of Independent Registered Public Accounting Firm.

Schedule IV

W. R. Berkley Corporation and Subsidiaries
Reinsurance
Years ended December 31, 2025, 2024 and 2023

(In thousands, other than percentages)	Premiums Written				
	Direct Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2025					
Insurance	$ 13,151,705	$ 2,281,783	$ 313,791	$ 11,183,713	2.8 %
Reinsurance & Monoline Excess	542,816	111,959	1,096,757	1,527,614	71.8 %
Total	$ 13,694,521	$ 2,393,742	$ 1,410,548	$ 12,711,327	11.1 %
Year ended December 31, 2024					
Insurance	$ 12,417,129	$ 2,112,582	$ 245,003	$ 10,549,550	2.3 %
Reinsurance & Monoline Excess	487,764	126,413	1,061,195	1,422,546	74.6 %
Total	$ 12,904,893	$ 2,238,995	$ 1,306,198	$ 11,972,096	10.9 %
Year ended December 31, 2023					
Insurance	$ 11,209,325	$ 1,900,560	$ 251,768	$ 9,560,533	2.6 %
Reinsurance & Monoline Excess	467,418	116,979	1,043,495	1,393,934	74.9 %
Total	$ 11,676,743	$ 2,017,539	$ 1,295,263	$ 10,954,467	11.8 %

____

See Report of Independent Registered Public Accounting Firm.

W. R. Berkley Corporation and Subsidiaries
Valuation and Qualifying Accounts
Years ended December 31, 2025, 2024 and 2023

(In thousands)	Opening Allowance Balance		Additions-Charged to Expense		Deduction-Amounts Written Off		Ending Allowance Balance	
Year ended December 31, 2025								
Premiums, fees and other receivables	$	49,481	$	19,120	$	(12,746)	$	55,855
Due from reinsurers		8,350		508		(2,480)		6,378
Deferred federal and foreign income taxes		36,063		20,184		(458)		55,789
Fixed maturity securities		671		78		(675)		74
Loan loss reserves		1,114		—		(953)		161
Total	$	95,679	$	39,890	$	(17,312)	$	118,257
Year ended December 31, 2024								
Premiums, fees and other receivables	$	42,325	$	15,743	$	(8,587)	$	49,481
Due from reinsurers		8,404		568		(622)		8,350
Deferred federal and foreign income taxes		36,283		9,219		(9,439)		36,063
Fixed maturity securities		36,751		2,053		(38,133)		671
Loan loss reserves		3,004		5		(1,895)		1,114
Total	$	126,767	$	27,588	$	(58,676)	$	95,679
Year ended December 31, 2023								
Premiums, fees and other receivables	$	36,931	$	13,637	$	(8,243)	$	42,325
Due from reinsurers		8,064		340		—		8,404
Deferred federal and foreign income taxes		47,166		3,864		(14,747)		36,283
Fixed maturity securities		37,466		5,013		(5,728)		36,751
Loan loss reserves		1,791		1,782		(569)		3,004
Total	$	131,418	$	24,636	$	(29,287)	$	126,767

_____

See Report of Independent Registered Public Accounting Firm.

W. R. Berkley Corporation and Subsidiaries
Supplementary Information Concerning Property-Casualty Insurance Operations
Years Ended December 31, 2025, 2024 and 2023

(In thousands)		2025		2024		2023
Deferred policy acquisition costs	$	1,000,691	$	951,728	$	861,609
Reserves for losses and loss expenses		22,207,773		20,368,030		18,739,652
Unearned premiums		6,721,570		6,375,112		5,922,326
Net premiums earned		12,446,938		11,548,485		10,400,687
Net investment income		1,429,067		1,333,161		1,052,835
Losses and loss expenses incurred:						
Current year		7,702,638		7,083,999		6,311,780
Prior years		34,446		14,350		29,681
Loss reserve discount accretion		34,573		33,246		30,681
Amortization of deferred policy acquisition costs		1,384,739		1,219,849		1,038,975
Paid losses and loss expenses		6,133,576		5,484,430		4,981,610
Net premiums written		12,711,327		11,972,096		10,954,467

_____

See Report of Independent Registered Public Accounting Firm.

137

Businesses

Berkley Insurance Company

475 Steamboat Road
Greenwich, Connecticut 06830   (203) 542 3800

William R. Berkley, *Chairman*
W. Robert Berkley, Jr., *President and Chief Executive Officer*

INSURANCE

Acadia Insurance

One Acadia Commons
Westbrook, Maine 04092   (800) 773 4300
acadiainsurance.com

David J. LeBlanc, *President*

Albany, New York	(800) 773 4300
Bedford, New Hampshire	(800) 224 8850
Marlborough, Massachusetts	(888) 665 1170
Rocky Hill, Connecticut	(866) 382 0036
Syracuse, New York	(866) 811 7722

Admiral Insurance Group

232 Strawbridge Drive, Suite 300
Moorestown, New Jersey 08057   (856) 429 9200
admiralins.com

Daniel Smyrl, *President and Chief Executive Officer*

Atlanta, Georgia	(770) 476 1561
Austin, Texas	(512) 795 0766
Chicago, Illinois	(312) 368 1107
Glendale, California	(213) 443 1981
Seattle, Washington	(206) 467 6511

Berkley Accident and Health

100 American Metro Boulevard, Suite 201
Hamilton, New Jersey 08619
berkleyah.com   (609) 584 6990

Brad N. Nieland, *President and Chief Executive Officer*

Harleysville, Pennsylvania	(866) 723 4452
Marlborough, Massachusetts	(866) 723 4452
West Hartford, Connecticut	(888) 417 9902

Berkley Agribusiness

11201 Douglas Avenue
Urbandale, Iowa 50322   (866) 382 7314
berkleyag.com

Bradley T. London, *President*

Berkley Alliance Managers

180 Glastonbury Boulevard, Suite 402
Glastonbury, Connecticut 06033   (518) 407 0088

Stephen L. Porcelli, *President*

Berkley Alliance Professional
berkleyallpro.com   (405) 805 6635

Berkley Construction Professional
berkleycp.com   (650) 779 9205

Berkley Design Professional
berkleydp.com   (650) 779 9205

Berkley Service Professionals
Berkley Managers Insurance Services, LLC
berkleysp.com   (650) 779 9205

Berkley Aspire

14902 North 73rd Street
Scottsdale, Arizona 85260   (866) 412 7742
berkleyaspire.com

Brian R. Griffith, *President*

Scottsdale, Arizona	(480) 444 5950
Glen Allen, Virginia	(804) 237 5177
West Chester, Ohio	(513) 341 4843

Berkley Asset Protection

757 Third Avenue, 10th Floor
New York, New York 10017   (212) 497 3700
berkleyassetpro.com

Joseph P. Dowd, *President*

Berkley Canada

145 King Street West, Suite 1000
Toronto, Ontario M5H 1J8   (416) 304 1178
berkleycanada.com

Andrew Steen, *President*

Eastern Canada
1002, Rue Sherbrooke Ouest
Bureau 2120
Montreal, Quebec H3A 3L6   (514) 842 5587
Toll Free: (855) 842 5587

Berkley Construction Solutions

412 Mount Kemble Avenue, Suite 310N
Morristown, New Jersey 07960   (866) 223 7006
berkleycs.com

Andrew Robinson, *President*

Businesses

Berkley Custom Insurance
Metro Center
1 Station Place, 6th Floor
Stamford, Connecticut 06902 (203) 658 1500
berkleycustom.com

Michael P. Fujii, *President and Chief Executive Officer*

Berkley Custom Insurance Services, LLC
Los Angeles, California (213) 417 5431

BXM Insurance Services, Inc.
Chicago, Illinois (312) 605 4648
Los Angeles, California (213) 417 5431

Berkley Cyber Risk Solutions
412 Mount Kemble Avenue, Suite G50
Morristown, New Jersey 07960 (973) 775 7494
berkleycyberrisk.com

Tracey Vispoli, *President*

Berkley Edge
1901 Ulmerton Road, Suite 625
Clearwater, Florida 33762 (727) 610 3216
berkleyedgeins.com

Jamie Secor, *President*

Berkley Embedded Solutions
Metro Center
1 Station Place, 6th Floor
Stamford, Connecticut 06902 (203) 905 4444

Stephanie Lloyd, *President*

Berkley Enterprise Risk Solutions
1 Park Plaza, Suite 280
Irvine, California 92614 (714) 559 6444
berkleyenterpriserisk.com

Wayne W. Bryan, *President*

Berkley Entertainment
600 E. Las Colinas Boulevard, Suite 2100
Irving, Texas 75039 (972) 819 8980
berkleyentertainment.com

Mark Schuermann, *President*

Berkley Environmental
499 Washington Boulevard, 9th Floor
Jersey City, New Jersey 07310 (201) 748 3121
berkleyenvironmental.com

Kenneth J. Berger, *President*

Atlanta, Georgia (404) 443 2117
Boston, Massachusetts (857) 265 7479
Chicago, Illinois (312) 727 0302
Irving, Texas (972) 819 8863
Jersey City, New Jersey (201) 748 3047
Philadelphia, Pennsylvania (215) 533 7360

Berkley Managers Insurance Services, LLC
Walnut Creek, California (925) 472 8201

Berkley Financial Specialists
757 Third Avenue, 10th Floor
New York, New York 10017 (866) 539 3995
berkleyfs.com

Michael G. Connor, *President*

Berkley Crime
433 South Main Street, Suite 200
West Hartford, Connecticut 06110 (844) 44 CRIME
berkleycrime.com

Towson, Maryland (866) 539 3995

Berkley Fire & Marine Underwriters
550 West Jackson, Boulevard, Suite 500
Chicago, Illinois 60661 (303) 357 2627
berkleymarine.com

Erin Rotz, *President*

Berkley Healthcare
16253 Swingley Ridge Road, Suite 375
Chesterfield, Missouri 63017 (314) 523 3686
berkleyhealthcare.com

Gregg A. Piltch, *President*

Chicago, Illinois (312) 469 6986
New York, New York (212) 822 3369
West Hartford, Connecticut (860) 380 4920

Berkley Human Services
550 West Jackson Boulevard, Suite 500
Chicago, Illinois 60661 (612) 766 3000
berkleyhumanservices.com

Lucas M. Prahl, *President*

Minneapolis, Minnesota (612) 766 3000

Berkley Industrial Comp
One Metroplex Drive, Suite 500
Birmingham, Alabama 35209 (800) 448 5621
berkleyindustrial.com

Michael Marcus, *President*

Lexington, Kentucky (888) 886 9006

Berkley Insurance Asia

Room 4407, 44/F Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong (852) 3708 5000

#09-03 18 Cross, 18 Cross Street
Singapore 048423 (65) 6902 0601

Units 2505-2508, 25th Floor, No.1233 Lujiazui Ring Road,
China (Shanghai) Pilot Free Trade Zone
Pudong, Shanghai 200120, China 86 (21) 6162 8250
berkleyasia.com

Shasi Nair, *Chief Executive Officer*

Berkley Insurance Company, IFSC Branch

Shilp Incubation Centre
Block 11, Plot T3 & T5, GIFT City, GIFT SEZ
Gandhinagar, Gujarat—382355, India

Berkley Insurance Australia

Level 7, 321 Kent Street
Sydney NSW 2000, Australia (61) 2) 9275 8500
berkleyinaus.com.au

Tony Wheatley, *Chief Executive Officer*

Adelaide SA, Australia 61 (8) 8470 9020
Brisbane QLD, Australia 61 (7) 3220 9900
Melbourne VIC, Australia 61 (3) 8622 2000
Perth WA, Australia 61 (8) 6488 0900

Berkley International Latinoamérica
Berkley International Seguros S.A.
Berkley International Aseguradora De Riesgos del Trabajo S.A.

Carlos Pellegrini 1023, Piso 8
C1009ABU Buenos Aires, Argentina
berkley.com.ar 54 (11) 4378 8100

Bartolomé Mitre 699
S2000COM Rosario, Argentina 54 (341) 410 4200

Eduardo I. Llobet, *President and Chairman*

Berkley Argentina de Reaseguros S.A.

Eduardo I. Llobet, *President and Chief Executive Officer*

Berkley International do Brasil Seguros S.A.

Avenida Presidente Juscelino Kubitschek, 1455
15º andar - cj. 151 Vila Nova Conceição
04543-011 São Paulo, Brazil
berkley.com.br 55 (11) 3848 8622

Leandro García Okita, *Chief Executive Officer*

Berkley International Compañía de Garantias México S.A. de C.V.

Avenida Santa Fe 495, Piso 19, Oficina 1901
Cruz Manca, Cuajimalpa de Morelos, 05349, México
berkleymex.com 52 (55) 1037 5300

Marco Alejo, *General Director*

Berkley International Puerto Rico, LLC

Metro Office Park
Edificio 17 Calle 2, Suite 500
Guaynabo, Puerto Rico 00968 (787) 466 7466

Eduardo I. Llobet, *President*

Berkley International Seguros Colombia S.A.

Calle 75 No. 5-88, Piso 3
110231 Bogotá, Colombia 57 (601) 357 2727
berkley.com.co

María Yolanda Ardila Guarin, *President and Chief Executive Officer*

Berkley International Seguros México, S.A. de C.V.

Avenida Santa Fe 495, Piso 19, Oficina 1901
Cruz Manca, Cuajimalpa de Morelos, 05349, México 52 (55) 1037 5300
berkleymex.com

Guillermo Espinosa Barragán, *Chief Executive Officer and General Director*
Country Manager, Mexico

Berkley International Seguros S.A. (Uruguay)

Rincón 391, Piso 5
11100 Montevideo, Uruguay (598) 2916 6998
berkley.com.uy

Eduardo I. Llobet, *President*

Berkley Latin America and Caribbean Managers

600 Brickell Avenue, Suite 3900
Miami, Florida 33131 (305) 921 6200

Eduardo I. Llobet, *President and Chief Executive Officer*

Berkley Insurance Company
Representative Office In Colombia

Carrera 7 No. 80-49, Oficina 303
Edificio Centro de Negocios El Nogal
Bogotá, Colombia 57 (601) 744 4015

Maria Alejandra Brijaldo, *Director*

Representative Office in México

Avenida Santa Fe 495, Piso 19, Oficina 1901
Cruz Manca, Cuajimalpa de Morelos, 05349, México
berkleymex.com 52 (55) 1037 5300

Obdulia Margarita Vela Lopez, *Director*

Berkley Life Sciences

200 Princeton South Corporate Center, Suite 250
Ewing, New Jersey 08628
berkleyls.com (609) 844 7800

Emily J. Urban, *President*

Naperville, Illinois (609) 844 7800

Berkley LS Insurance Solutions, LLC

Walnut Creek, California

Businesses

Berkley Luxury Group

389 Interpace Parkway, Suite 550
Parsippany, New Jersey 07054   (201) 518 2500
berkleyluxurygroup.com

Michael G. MacMullin, *President*

Chicago, Illinois   (800) 504 7012

Berkley Management Protection

433 S. Main Street, Suite 200
West Hartford, Connecticut 06110   (959) 205 5001
berkleymp.com

Charles E. Thompson, *President*

Berkley Medical Management Solutions

berkleymms.com

Eric-Jason Smith, *Chief Executive Officer*

Berkley Mid-Atlantic Insurance Group

4820 Lake Brook Drive, Suite 300
Glen Allen, Virginia 23060   (804) 285 2700
wrbmag.com

Antonio Q.L. Rhodes, *President*

Glen Allen, Virginia   (800) 283 1153
Pittsburgh, Pennsylvania   (800) 283 1153

Berkley Net Underwriters

9301 Innovation Drive, Suite 200
Manassas, Virginia 20110   (877) 497 2637
berkleynet.com

Hale Johnston, *President*

Scottsdale, Arizona   (877) 497 2637

Berkley North Pacific Group

2760 W. Excursion Lane, Suite 300
Meridan, Idaho 83642   (800) 480 2942
berkleynpac.com

Carrie H. Cheshier, *President*

Berkley Offshore Underwriting Managers

757 Third Avenue, 10th Floor
New York, New York 10017   (212) 618 2950
berkleyoffshore.com

Frank A. Costa, *President*

Houston, Texas   (832) 547 2900

Berkley Offshore Underwriting Managers UK, Limited

Level 13, 52 Lime Street
London EC3M 7AF, United Kingdom   44 (0) 20 3943 1400

R. Christian Walker, *Executive Vice President*

Berkley Oil & Gas

2107 CityWest Boulevard, 8th Floor
Houston, Texas 77042   (832) 308 6900
berkleyoil-gas.com

Christopher T. Reichardt, *President*

Englewood, Colorado   (720) 320 4855

Berkley Renewable Energy

Houston, Texas   (832) 308 6900
Englewood, Colorado   (720) 320 4855
berkleyrenewable.com

Berkley One

412 Mount Kemble Avenue, Suite 300N
Morristown, New Jersey 07960   (973) 355 8210
berkleyone.com

Kathleen M. Tierney, *President*

Chicago, Illinois   (312) 596 4298
Phoenix, Arizona   (855) 663 8551
Wilmington, Delaware   (855) 663 8551

Berkley Product Protection

433 S. Main Street, Suite 200
West Hartford, Connecticut 06110   (959) 205 5001
berkleyproductprotection.com

Luis Rivera, *President*

Chicago, Illinois   (630) 536 3029
Dallas, Texas   (972) 552 6110
London, United Kingdom   44 (0) 20 3943 1900
New York, New York   (212) 413 2499

Berkley Managers Insurance Services, LLC

San Francisco, California   (415) 417 5950

Berkley Professional Liability

757 Third Avenue, 10th Floor
New York, New York 10017   (212) 618 2900
berkleypro.com

John R. Benedetto, *President*

London, United Kingdom   44 (0) 20 3943 1916
Schaumburg, Illinois   (630) 237 3650
Toronto, Ontario   (416) 594 4816

Berkley Transactional

412 Mount Kemble Avenue, Suite G50
Morristown, New Jersey 07960   (973) 775 7499
berkleytransactional.com

Randolph Hein, *President*

Berkley Public Entity

200 Princeton South Corporate Center, Suite 280
Ewing, New Jersey 08628   (844) 972 2736
berkleypublicentity.com

John J. Forte, *President*

Ewing, New Jersey	(844) 972 2736
Morristown, New Jersey	(973) 775 7461

Berkley Risk

222 South Ninth Street, Suite 2700
Minneapolis, Minnesota 55402   (612) 766 3000
berkleyrisk.com

John M. Goodwin, *President*

Denver, Colorado	(612) 766 3000
Nashville, Tennessee	(612) 766 3000
Scottsdale, Arizona	(612) 766 3000
St. Paul, Minnesota	(612) 766 3000

Berkley Select

550 West Jackson Boulevard, Suite 500
Chicago, Illinois 60661   (312) 800 6200
berkleyselect.com

Daniel R. Spragg, *President*

Berkley Small Business Solutions

433 South Main Street, Suite 200
West Hartford, Connecticut 06110   (855) 272 7555
berkleysmallbusiness.com

Jeanne R. Fenster, *President*

Berkley Southeast Insurance Group

1745 North Brown Road, Suite 400
Lawrenceville, Georgia 30043   (678) 533 3400
berkleysig.com

Ryan Miller, *President*

Birmingham, Alabama	(855) 610 4545
Charlotte, North Carolina	(855) 610 4545
Lawrenceville, Georgia	(855) 610 4545
Meridian, Mississippi	(855) 610 4545
Nashville, Tennessee	(855) 610 4545

Berkley Southwest

222 Las Colinas Boulevard W, Suite 1300
Irving, Texas 75039   (972) 719 2400
berkleysouthwest.com

John Henle, *President*

Albuquerque, New Mexico	(800) 955 0325
Dallas, Texas	(800) 955 0325

Little Rock, Arkansas	(800) 955 0325
Oklahoma City, Oklahoma	(800) 955 0325
Phoenix, Arizona	(800) 955 0325
San Antonio, Texas	(800) 955 0325

Berkley Specialty Excess

4820 Lake Brook Drive, Suite 150
Glen Allen, Virginia 23060   (888) 417 9935
berkleyse.com

John Termini, *President*

Estero, Florida	(888) 417 9935
Houston, Texas	(888) 417 9935
Irving, Texas	(888) 417 9935
Johns Creek, Georgia	(888) 417 9935
Middleton, Massachusetts	(888) 417 9935
Moorestown, New Jersey	(888) 417 9935
Parsippany, New Jersey	(888) 417 9935
West Hartford, Connecticut	(888) 417 9935

Berkley Specialty London

Syndicate 1967 at Lloyd's
W. R. Berkley UK Limited
Level 14, 52 Lime Street
London EC3M 7AF, United Kingdom
berkleyspecialtylondon.com   44 (0) 20 3943 1900

James Hastings, *President and Chief Executive Officer*

Berkley Specialty Property
757 Third Avenue, 10th Floor
New York, New York 10017   (212) 822 3303
berkleyspecialtyproperty.com

Atlanta, Georgia	(770) 855 1919
New York, New York	(212) 822 3303
Walnut Creek, California	(925) 472 8202

Berkley Surety

412 Mount Kemble Avenue, Suite 310N
Morristown, New Jersey 07960   (973) 775 5029
berkleysurety.com

Andrew M. Tuma, *President*

Atlanta, Georgia	(973) 775 5089
Blue Bell, Pennsylvania	(610) 729 7606
Charlotte, North Carolina	(973) 775 5089
Chicago, Illinois	(630) 210 0451
Dallas, Texas	(469) 458 8372
Danvers, Massachusetts	(978) 539 3303
Englewood, Colorado	(720) 360 3524
Fulton, Maryland	(975) 775 5078
Irvine, California	(657) 356 2892
Morristown, New Jersey	(973) 775 5029
Nashville, Tennessee	(615) 514 8078
New York, New York	(212) 882 6397
Orlando, Florida	(407) 867 4595
Seattle, Washington	(206) 830 2566
Toronto, Ontario	(416) 594 4802
Urbandale, Iowa	(515) 473 3183
Westbrook, Maine	(207) 228 1922

Businesses

Berkley Technology Underwriters

222 South Ninth Street, Suite 2600
Minneapolis, Minnesota 55402   (877) 999 1346
berkley-tech.com

Christopher H. Balch, *President*

Carolina Casualty

4800 Deerwood Campus Parkway
Building 400, 4th Floor
Jacksonville, Florida 32246   (904) 363 0900
carolinacas.com

David R. Lockhart, *President*

Berkley Prime Transportation   (833) 79 PRIME
berkleyprimetrans.com   (77463)

Continental Western Group

11201 Douglas Avenue
Urbandale, Iowa 50322   (515) 473 3000
cwgins.com

J. Daniel Asahl, *President*

Lincoln, Nebraska   (402) 423 7688
Luverne, Minnesota   (507) 283 9561

Gemini Transportation Underwriters

99 Summer Street, Suite 1800
Boston, Massachusetts 02110   (617) 310 8200
geminiunderwriters.com

Jason R. Lewis, *President*

Intrepid Direct Insurance

5400 West 110th Street, Suite 400
Overland Park, Kansas 66211   (877) 249 7181
intrepiddirect.com

William Strout, *President*

Key Risk Insurance

275 North Elm Street, Suite 300
High Point, North Carolina 27262   (800) 942 0225
keyrisk.com

Scott A. Holbrook, *President*

Nautilus Insurance Group

7233 East Butherus Drive
Scottsdale, Arizona 85260   (800) 842 8972
nautilusinsgroup.com

Thomas Joyce, *President*

Preferred Employers Insurance

1615 Murray Canyon Road, Suite 600
San Diego, California 92108   (888) 472 9001
peiwc.com

S. Akbar Khan, *President*

Vela Insurance Services

550 West Jackson Boulevard, Suite 500
Chicago, Illinois 60661   (877) 835 2467
vela-ins.com

Shadi Albert, *President*

Atlanta, Georgia   (877) 835 2467
Chicago, Illinois   (877) 835 2467
Los Angeles, California   (877) 835 2467
New York, New York   (877) 835 2467
Omaha, Nebraska   (877) 835 2467
Scottsdale, Arizona   (877) 835 2467

Verus Specialty Insurance

4820 Lake Brook Drive, Suite 200
Glen Allen, Virginia 23060   (804) 525 1360
verusins.com

Marlo M. Morrison, *President*

Englewood, Colorado   (303) 357 2640
Scottsdale, Arizona   (877) 598 3787

W. R. Berkley European Holdings AG

Gartenstrasse 14
8002 Zürich, Switzerland
berkleyeurope.com

Mark Talbot, *Managing Director*

W. R. Berkley Europe AG
Städtle 35A, P.O. Box 835
9490 Vaduz, Liechtenstein   423 237 27 47

Barbara Hirzel, *General Manager*

Rådhusgata 17
N-0158 Oslo, Norway   47 (0) 23 27 24 00
Hollndargatan, 17, 5 tr
111 60 Stockholm, Sweden   46 (8) 410 337 00
Christophstrasse 19
50670 Cologne, Germany   49 (0) 22199386 0
Gartenstrasse 14
8002 Zürich, Switzerland   41 43 210 70 99
Torre Emperador
Paseo de la Castellana, 259D, Planta 42
28046 Madrid, Spain   34 (0) 914492646
Level 17, 52 Lime Street
London EC3M 7AF, United Kingdom   44 (0) 2039431000

Berkley European Underwriters AS
Rådhusgata 17
N-0158 Oslo, Norway   47 (0) 23272400

Karolina Lundgren, *Chief Executive Officer*

REINSURANCE & MONOLINE EXCESS

Berkley Program Specialists
1250 East Diehl Road, Suite 200
Naperville, Illinois 60563 (630) 210 0360
berkley-ps.com

Gregory A. Douglas, *President*

Berkley Equine & Cattle Division
250 West Main Street, Suite 2600
Lexington, Kentucky 40507 (859) 300 8035
berkleyequine.com

John Egan, *Vice President and Manager*

Berkley Re
berkleyre.com
Berkley Re America
Metro Center
1 Station Place, 6th Floor
Stamford, Connecticut 06902 (203) 905 4444

Daniel R. Westcott, *President*

Berkley Re Australia
Level 7, 321 Kent Street
Sydney NSW 2000, Australia 61 (2) 8117 2100

Level 10, 340 Adelaide Street
Brisbane QLD 4000, Australia 61 (7) 3175 0200

Glen Riddell, *Chief Executive Officer, Australia and New Zealand*

Berkley Re Asia
#09-03 18 Cross, 18 Cross Street
Singapore 048423 (65) 6671 2070

Glen Riddell, *Chief Executive Officer, Asia*

Room 4901, ChinaWorld Tower B
No. 1 Jian Guo MenWai Avenue
Beijing 100004, China (86) 108 526 4826

Berkley Re Solutions
1250 East Diehl Road, Suite 200
Naperville, Illinois 60563 (630) 210 0360
berkleyre.com/solutions

Gregory A. Douglas, *President*

Philadelphia, Pennsylvania (800) 519 6341
Stamford, Connecticut (800) 974 5714

Berkley Re Turnkey Solutions
1250 East Diehl Road, Suite 200
Naperville, Illinois 60563 (613) 210 0360
berkleyre-turnkey.com

Christopher Ellis, *Senior Vice President*

Berkley Re UK Limited
Level 17, 52 Lime Street
London EC3M 7AF, United Kingdom 44 (0) 20 3943 1000

Wayne Ashley, *Chief Executive Officer*

Midwest Employers Casualty
14755 North Outer Forty Drive, Suite 300
Chesterfield, Missouri 63017 (636) 449 7000
mecasualty.com

Scott M. McDonough, *President*

SERVICE OPERATIONS

Berkley Capital, LLC
600 Brickell Avenue, 39th Floor
Miami, Florida 33131 (786) 450 5510

Frank T. Medici, *President*

Berkley Dean & Company, Inc.
475 Steamboat Road
Greenwich, Connecticut 06830 (203) 629 3000

James G. Shiel, *President*

Berkley Technology Services, LLC
101 Bellevue Parkway
Wilmington, Delaware 19809 (302) 439 2000

Selvam Ratinasabapati, *President*

Des Moines, Iowa (515) 564 2300

W. R. Berkley Corporation's businesses conduct business through the following insurance entities: Acadia Insurance Company; Admiral Indemnity Company; Admiral Insurance Company; Berkley Argentina de Reaseguros S.A.; Berkley Assurance Company; Berkley Casualty Company; Berkley Insurance Company; Berkley International Aseguradora de Riesgos del Trabajo S.A.; Berkley International do Brasil Seguros S.A.; Berkley International Compañía de Garantias México S.A. de C.V.; Berkley International Seguros Colombia S.A.; Berkley International Seguros México, S.A. de C.V.; Berkley International Seguros S.A.; Berkley International Seguros S.A. (Uruguay); Berkley Life and Health Insurance Company; Berkley Luxury Insurance Company, Berkley National Insurance Company; Berkley Prestige Insurance Company; Berkley Regional Insurance Company; Berkley Specialty Insurance Company; Carolina Casualty Insurance Company; Clermont Insurance Company; Continental Western Insurance Company; East Isles Reinsurance, Ltd.; Firemen's Insurance Company of Washington, D.C.; Gemini Insurance Company; Great Divide Insurance Company; Intrepid Casualty Company; Intrepid Insurance Company; Intrepid Specialty Insurance Company; Key Risk Insurance Company; Midwest Employers Casualty Company; Nautilus Insurance Company; Preferred Employers Insurance Company; Oak Harbor Reinsurance Company; Queen's Island Insurance Company, Ltd.; Riverport Insurance Company; StarNet Insurance Company; Syndicate 1967 at Lloyd's; Tri-State Insurance Company of Minnesota; Union Insurance Company; Union Standard Lloyds; W. R. Berkley Europe AG.

Board of Directors

William R. Berkley
Executive Chairman

W. Robert Berkley, Jr.
President and Chief Executive Officer

Christopher L. Augostini
Executive Vice President and Enterprise Chief Operating Officer
EMORY UNIVERSITY

Ronald E. Blaylock
Managing Partner
GENNX360 CAPITAL PARTNERS

Mary C. Farrell
Chair
THE HOWARD GILMAN FOUNDATION

Retired Managing Director, Chief Investment Strategist
UBS WEALTH MANAGEMENT USA

María Luisa Ferré
Chief Executive Officer
FRG, LLC

Marie A. Mattson
Secretary of the University
GEORGETOWN UNIVERSITY

Daniel L. Mosley
Partner and Head of Family Advisory Services
BDT & MSD PARTNERS

Former Partner
CRAVATH, SWAINE & MOORE LLP

Robert A. Rusbuldt
President
RUSBULDT & ASSOCIATES, LLC

Jonathan Talisman
Managing Partner
CAPITOL TAX PARTNERS

Officers

William R. Berkley

Executive Chairman

W. Robert Berkley, Jr.

President and Chief Executive Officer

Richard M. Baio

Executive Vice President — Chief Financial Officer

Lucille T. Sgaglione

Executive Vice President

James G. Shiel

Executive Vice President — Investments

Philip S. Welt

Executive Vice President and Secretary

Jared E. Abbey

Executive Vice President

James P. Bronner

Executive Vice President

Jeffrey M. Hafter

Executive Vice President

Robert C. Hewitt

Executive Vice President

Lee J. Iannarone

Executive Vice President

Heath J. Kidd

Executive Vice President

Michael J. Maloney

Executive Vice President

Robert W. Standen

Executive Vice President

Robert D. Stone

Executive Vice President

Joseph L. Sullivan

Executive Vice President

Nelson Tavares

Executive Vice President — Enterprise Technology

Kathleen M. Tierney

Executive Vice President

Scott A. Bennett

Senior Vice President — Chief Compliance Officer

Trish Conway

Senior Vice President — Enterprise Risk Management

Melissa M. Emmendorfer

Senior Vice President — Insurance Risk Management

Michele L. Fleckenstein

Senior Vice President

Paul J. Hancock

Senior Vice President — Chief Corporate Actuary

Stephen M. Kennedy

Senior Vice President — General Counsel

Carol J. LaPunzina

Senior Vice President — Human Resources

Edward F. Linekin

Senior Vice President — Investments

Lynn S. Neville

Senior Vice President — Claims

Christoph C. Ritterson

Senior Vice President — Innovation

Keith D. Wilson

Senior Vice President — Chief Information Security Officer

Corporate Information

Annual Meeting
The Annual Meeting of Stockholders of W. R. Berkley Corporation will be held online through an audio-only webcast at www.virtualshareholdermeeting.com/WRB2026 on Wednesday, June 3, 2026 at 1:30 p.m.

Shares Traded
Common Stock of W. R. Berkley Corporation is traded on the New York Stock Exchange. Symbol: WRB

Transfer Agent and Registrar
EQ Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, Minnesota 55120-4100
(800) 468 9716
shareowneronline.com

Website
For additional information, including press releases, visit our website at: berkley.com

Follow us on LinkedIn.

Auditors
KPMG LLP, New York, New York





W. R. Berkley Corporation



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Paper from responsible sources
FSC® C020268

The W. R. Berkley Corporation 2025 Annual Report editorial sections are printed on recycled paper made from fiber sourced from well-managed forests and other controlled wood sources and are independently certified to the Forest Stewardship Council® (FSC®) standards.

"

Always do right.
This will gratify some people
and astonish the rest.

—MARK TWAIN



W. R. Berkley Corporation